EXHIBIT 99.3

JOINT MANAGEMENT INFORMATION CIRCULAR and PROXY STATEMENT

with respect to the proposed amalgamation of

GENTERRA INC.

and

CONSOLIDATED MERCANTILE INCORPORATED

This joint management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Genterra Inc. (“Genterra”) for use at the special meeting of Genterra shareholders (the “Genterra Meeting”) at the time and place and for the purposes set out in the accompanying Notice of Genterra Meeting and any adjournment thereof.

This Circular is also furnished in connection with the solicitation of proxies by and on behalf of the management of Consolidated Mercantile Incorporated (“CMI”) for use at the special meeting of CMI shareholders (the “CMI Meeting”) at the time and place and for the purposes set out in the accompanying Notice of CMI Meeting and any adjournment thereof.

All information contained in this Circular with respect to Genterra was supplied by Genterra for inclusion herein, and with respect to such information, CMI and its board of directors and officers have relied on Genterra. All information contained in this Circular with respect to CMI was supplied by CMI for inclusion herein, and with respect to such information, Genterra and its board of directors and officers have relied on CMI.

No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Genterra Meeting or the CMI Meeting other than as contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Dated as of January 14, 2010

-  -

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION                                                                                                                                                         1

GENERAL DISCLOSURE INFORMATION                                                                                                                                                     1

GLOSSARY                                                                                                                                                                                                            2

SUMMARY                                                                                                                                                                                                           6

PART I GENERAL PROXY INFORMATION                                                                                                                                                 16

PART II THE AMALGAMATION                                                                                                                                                                  19
General                                                                                                                                                                                                          19
Redemption of CMI Class A Shares                                                                                                                                                        19
Background to the Amalgamation                                                                                                                                                           20
Summary of the Amalgamation and Related Transactions                                                                                                                  21
Benefits of the Amalgamation                                                                                                                                                                  22
Background to Recommendation of Genterra and CMI Boards of Directors                                                                                    23
Recommendation of the Genterra Board of Directors                                                                                                                           24
Recommendation of the CMI Board of Directors                                                                                                                                  25
Conditions of the Amalgamation                                                                                                                                                             25
Shareholder Approval                                                                                                                                                                               28
Method of Selection of HJF Financial Inc. and CVS                                                                                                                             29
Genterra Valuation Summary                                                                                                                                                                     30
CMI Valuation Summary                                                                                                                                                                            33
Fairness Opinion                                                                                                                                                                                         36
Regulatory Approvals and Filings                                                                                                                                                           40
Dissent Rights                                                                                                                                                                                             40
Resale of Amalco Shares                                                                                                                                                                           42
Exchange of Share Certificates                                                                                                                                                                 43
Effective Date of Amalgamation                                                                                                                                                               43
Canadian Federal Income Tax Considerations                                                                                                                                       43
Risk Factors                                                                                                                                                                                                 45

PART III THE STOCK OPTION PLAN                                                                                                                                                           50

PART IV THE GENTERRA MEETING                                                                                                                                                            52
Approval of the Amalgamation                                                                                                                                                                52
Other Business                                                                                                                                                                                            54

PART V THE CMI MEETING                                                                                                                                                                           54
Approval of the Amalgamation                                                                                                                                                                54
Other Business                                                                                                                                                                                            55

PART VI INFORMATION CONCERNING GENTERRA                                                                                                                              55
Name and Incorporation                                                                                                                                                                            55
Intercorporate Relationships                                                                                                                                                                    55
General Development of the Business                                                                                                                                                    56
Description of the Business                                                                                                                                                                     57
Selected Financial Information                                                                                                                                                                 59
Management’s Discussion and Analysis                                                                                                                                              60
Description of Securities                                                                                                                                                                           73
Dividends                                                                                                                                                                                                    74
Stock Option Plan                                                                                                                                                                                       74
Consolidated Capitalization                                                                                                                                                                      75
Stock Exchange Price                                                                                                                                                                                 75
Principal Security Holders                                                                                                                                                                         76
Directors and Executive Officers                                                                                                                                                              77
Executive Compensation                                                                                                                                                                           78
Interest of Insiders in Material Transactions                                                                                                                                         79
Corporate Governance                                                                                                                                                                               80
Interest of Experts                                                                                                                                                                                       87
Material Contracts                                                                                                                                                                                      87
Legal Proceedings                                                                                                                                                                                      88
Auditor, Transfer Agent and Registrar                                                                                                                                                   88
Additional Information                                                                                                                                                                              88
Board Approval                                                                                                                                                                                          88

PART VII INFORMATION CONCERNING CMI                                                                                                                                           89
Name and Incorporation                                                                                                                                                                            89
Intercorporate Relationships                                                                                                                                                                    89
General Development of the Business                                                                                                                                                    89
Description of the Business                                                                                                                                                                      89
Selected Financial Information                                                                                                                                                                 91
Management’s Discussion and Analysis                                                                                                                                              92
Description of Securities                                                                                                                                                                         102
Dividends                                                                                                                                                                                                  102
Stock Option Plan                                                                                                                                                                                    103
Consolidated Capitalization                                                                                                                                                                    103
Stock Exchange Price                                                                                                                                                                               103
Redemption of CMI Class A Shares                                                                                                                                                      104
Principal Security Holders                                                                                                                                                                       104
Directors and Executive Officers                                                                                                                                                            105
Executive Compensation                                                                                                                                                                         106
Management Contract                                                                                                                                                                             110
Interest of Informed Persons in Material Transactions                                                                                                                      110
Corporate Governance                                                                                                                                                                             110
Material Contracts                                                                                                                                                                                    117
Interest of Experts                                                                                                                                                                                    118
Related Party Transactions                                                                                                                                                                     118
Legal Proceedings and Regulatory Actions                                                                                                                                        119
Auditor, Transfer Agent and Registrar                                                                                                                                                 119
Additional Information                                                                                                                                                                            119
Board Approval                                                                                                                                                                                        119

PART VIII INFORMATION CONCERNING THE RESULTING ISSUER (AMALCO)                                                                     119
Name and Incorporation                                                                                                                                                                          120
Intercorporate Relationships                                                                                                                                                                  120
Description of the Business                                                                                                                                                                   120
Legal Proceedings                                                                                                                                                                                    121
Taxation                                                                                                                                                                                                     121
Risk Factors                                                                                                                                                                                              122
Description of Securities                                                                                                                                                                         126
Selected Pro Forma Financial Information                                                                                                                                            127
Pro Forma Consolidated Capitalization                                                                                                                                                 129
Principal Security Holders                                                                                                                                                                       129
Directors and Officers                                                                                                                                                                              130
Executive Compensation                                                                                                                                                                         132
Stock Option Plan                                                                                                                                                                                     133
Auditor, Transfer Agent and Registrar                                                                                                                                                 133

PART  IX GENERAL MATTERS                                                                                                                                                                   134
Stock Exchange Listing                                                                                                                                                                            134
Other Matters which may come before the Genterra Meeting                                                                                                           134
Other Matters which may come before the CMI Meeting                                                                                                                  134

CONSENTS                                                                                                                                                                                                        135

SCHEDULES                                                                                                                                                                                                      141
SCHEDULE 1 - Amalgamation Agreement
SCHEDULE 1A – Amalco Option Plan
SCHEDULE 2 - Financial Statements of Genterra
SCHEDULE 3 - Financial Statements of CMI
SCHEDULE 4 - Pro Forma Financial Statements
SCHEDULE 5 - Dissent Rights
SCHEDULE 6 – Fairness Opinion relating to the Amalgamation

-  -

FORWARD-LOOKING INFORMATION

This Circular contains certain statements or disclosures that may constitute forward-looking information under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of Genterra, CMI or Amalco, as applicable, anticipates or expects may, or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “potential”, “enable”, “plan”, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things, relate to: the anticipated benefits and enhanced shareholder value resulting from the amalgamation of Genterra and CMI into Amalco; sources of income; forecasts of capital expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability of Amalco to raise capital; movements in currency exchange rates; anticipated income taxes; Amalco’s business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to Genterra, CMI or Amalco, as applicable, including information obtained from third-party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Circular in connection with the statements or disclosure containing the forward-looking information.

Genterra, CMI and Amalco are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

GENERAL DISCLOSURE INFORMATION

Unless otherwise stated, the information contained in this Circular is given as at January 1, 2010.

No person has been authorized by Genterra or CMI to give any information or make any representations in connection with the transactions herein described other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Genterra or CMI.

All information contained in this Circular with respect to Genterra has been supplied by Genterra for inclusion herein, and with respect to that information, CMI and its directors and officers have relied solely on Genterra. Based on their due diligence conducted in this respect, CMI has no reason to believe that such information is not accurate.

All information contained in this Circular with respect to CMI has been supplied by CMI for inclusion herein, and with respect to that information, Genterra and its directors and officers have relied solely on CMI. Based on their due diligence conducted in this respect, Genterra has no reason to believe that such information is not accurate.

-  -

Definitions and Selected Abbreviations

Various terms used in this Circular, including the cover pages, are defined under “GLOSSARY”. Unless the context otherwise requires, use in this Circular of “Amalco”, the “Resulting Issuer”, “we”, “us” or “our” means Amalco and assumes that the steps outlined under “PART II - THE AMALGAMATION” have been completed and that Amalco is directly or indirectly carrying on the business currently conducted by Genterra and CMI.

Certain Information

Unless otherwise indicated or the context otherwise requires, all dollar amounts in this Circular are in Canadian dollars. Aggregated figures in graphs, charts and tables contained in this Circular may not add due to rounding. Historical statistical data and/or historical returns do not necessarily indicate future performance. Unless otherwise indicated, the market and industry data contained in this Circular is based upon information from industry and other publications and Amalco’s management’s knowledge of and experience in the markets in which Amalco operates. While management believes this data is reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. None of Genterra, CMI or Amalco has independently verified any of the data from third party sources referred to in this Circular or ascertained the underlying assumptions relied upon by such sources.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

GLOSSARY

Unless the context otherwise provides, the following terms used in this Circular and the schedules hereto shall have the meanings ascribed to them as set forth below:

“Affiliate”	Has the meaning ascribed thereto in the OBCA
“Amalco” or the “Resulting Issuer”	“Genterra Capital Inc.”, the corporation to be formed by the amalgamation of Genterra and CMI pursuant to the provisions of the OBCA upon the completion of the Amalgamation
“Amalco Class A Shares”	One or more Class A Preference Shares in the capital of Amalco to be issued to the former holders of Genterra Class A Shares pursuant to the terms of the Amalgamation Agreement
“Amalco Class B Shares”	One or more Class B Preference Shares in the capital of Amalco to be issued to the former holders of Genterra Class B Shares pursuant to the terms of the Amalgamation Agreement
“Amalco Common Shares”	One or more common shares in the capital of Amalco to be issued to the former holders of Genterra Shares and CMI Shares pursuant to the terms of the Amalgamation Agreement
“Amalco Option Plan”	The proposed option plan of Amalco which is set forth as Schedule 1A to this Circular
“Amalco Shareholder”	A holder of Amalco Shares
“Amalco Shares”	The Amalco Common Shares, the Amalco Class A Shares and Amalco Class B Shares to be issued pursuant to the terms of the Amalgamation Agreement
“Amalgamation”	The amalgamation of Genterra and CMI under Section 176 of the OBCA, on the terms and conditions set forth in the Amalgamation Agreement
“Amalgamation Agreement”
The Amalgamation Agreement dated April 27, 2009, as amended, between Genterra and CMI respecting the Amalgamation, in the form attached hereto as Schedule 1, and includes any agreement or instrument supplementary or auxiliary thereto

“Associate”	Has the meaning ascribed thereto in the OBCA
“Beneficial Shareholder”	A shareholder whose shares are not held in its own name but are registered in the name of a person or entity who is holding such shares on behalf of such beneficial shareholder
“Business Day”
A day on which commercial banks are generally open for business in Toronto other than a Saturday, Sunday or a day observed as a holiday in Toronto under the laws of the Province of Ontario or federal laws of Canada

“Circular”	This joint management information circular of Genterra and CMI including the Schedules hereto
“CMI”	Consolidated Mercantile Incorporated, a corporation existing under the OBCA having its head office in Toronto, Ontario
“CMI Amalgamation Resolution”	Has the meaning ascribed under the heading “PART V - THE CMI MEETING- Approval of the Amalgamation”
“CMI Class A Shares”	Class A Preference Shares in the capital of CMI
“CMI Management Designees”	Those individuals named as CMI management designees in the CMI instrument of proxy accompanying the Notice of CMI Meeting
“CMI Meeting”	The special meeting of the CMI Shareholders described in the Notice of CMI Meeting and the Circular
“CMI Option Resolution”	Has the meaning ascribed under the heading “Part V – The CMI Meeting – Approval of the Amalco Option Plan
“CMI Shareholder”	A holder of CMI Shares
“CMI Shares”	Common shares in the capital of CMI
“Company”	Unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual
“Dissent Right”	The right of a Genterra Shareholder or CMI Shareholder, as the case may be, to dissent in respect of the Amalgamation pursuant to the OBCA.
“Dissenting Shareholder”	A Genterra Shareholder or CMI Shareholder, as the case may be, that validly exercises the rights of dissent under the OBCA in respect of the Amalgamation
“Effective Date”	The effective date of the Amalgamation, which is anticipated to be on or about March 1, 2010
“Excluded Shareholders”	Fred A. Litwin, Mark I. Litwin, Risa Shearer, Sutton Management Limited, the directors and senior officers of each of CMI and Genterra, their respective Associates and Affiliates
“Genterra”	Genterra Inc., a corporation existing under the OBCA and having its head office in Toronto, Ontario
“Genterra Amalgamation Resolution”	Has the meaning ascribed under the heading “PART III - THE GENTERRA MEETING Approval of the Amalgamation”
“Genterra Class A Shares”	Class A Preference Shares in the capital of Genterra
“Genterra Class B Shares”	Class B Preference Shares in the capital of Genterra
“Genterra Common Shares”	Common shares in the capital of Genterra
“Genterra Management Designees”	Those individuals named as Genterra management designees in the Genterra instrument of proxy accompanying the Notice of Genterra Meeting
“Genterra Meeting”	The special meeting of the Genterra Shareholders described in the Notice of Genterra Meeting and the Circular
”Genterra Option Resolution”	Has the meaning ascribed under the heading “PART IV – THE GENTERRA MEETING – Approval of the Amalco Option Plan”
“Genterra Shareholder”	A holder of Genterra Shares
“Genterra Shares”	The Genterra Common Shares, Genterra Class A Shares and Genterra Class B Shares
“Insider”	Has the meaning ascribed thereto in the OBCA
“ITA”	Income Tax Act (Canada), as amended
“Majority of the Minority Approval”	Approval by a simple majority of the votes cast at the Meeting by Minority Shareholders, as required under MI 61-101
“Minority Shareholders”	Holders of CMI Shares or Genterra Shares, other than Excluded Shareholders
“MI 61-101”	Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions
“Notice of Genterra Meeting”	The notice of the Genterra Meeting which accompanies this Circular
“Notice of CMI Meeting”	The notice of the CMI Meeting which accompanies this Circular
“Notices of Meetings”	Collectively, the Notice of Genterra Meeting and the Notice of CMI Meeting
“OBCA”	Business Corporations Act (Ontario), as amended
“Ordinary Resolution”	A resolution passed by a majority of the votes cast by Genterra shareholders who voted in respect of the resolution
“Person”	A Company or an individual
“Special Resolution”	A resolution passed by a majority of not less than two-thirds of the votes cast by the security holders entitled to vote and who voted in respect of that resolution
“TSX”	The Toronto Stock Exchange
“TSXV”	The TSX Venture Exchange

-  -

SUMMARY

The following is a summary of information relating to Genterra, CMI and Amalco and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular. Capitalized terms used in this summary will have the meaning provided in the Glossary or elsewhere in this Circular. This summary is provided for convenience of reference only. Genterra Shareholders and CMI Shareholders are urged to review the Circular and the accompanying schedules in their entirety.

The Genterra Meeting

The Genterra Meeting will be held on February 25, 2010, at The Residence Inn by Mariott, 17 Reading Court, Toronto, Ontario, M9W 7K7, at 10:00 a.m. (Toronto time). At the Genterra Meeting, the Genterra Shareholders will be asked to approve the Amalgamation of Genterra and CMI, the Amalco Option Plan and related matters. The Genterra Amalgamation Resolution approving the Amalgamation and the Amalgamation Agreement must be passed, with or without variation, by: (i) two thirds of all votes cast with respect to the Genterra Amalgamation Resolution by each class of Genterra Shareholders, voting separately as a class, who are present in person or by proxy at the Genterra Meeting; and (ii) Majority of the Minority Approval in accordance with MI 61-101. In calculating the votes to determine the required level of Genterra Shareholder approval for the Majority of the Minority Approval, all votes attaching to Genterra Shares owned or over which control or direction is exercised, directly or indirectly, by Excluded Shareholders will be excluded from voting. To the knowledge of Genterra’s management, a total of 9,949,247 Genterra Common Shares, 326,000 Genterra Class A Shares, and 77,592 Genterra Class B Shares are anticipated to be excluded from voting on the approval of the Amalgamation pursuant to MI 61-101. See “Part II - THE AMALGAMATION - Shareholder Approval - Majority of the Minority Approval”. Pursuant to the provisions of the OBCA, those Genterra Shareholders who dissent with respect to the Amalgamation have the right to be paid the fair value of their Genterra Shares.  The Genterra Option Resolution approving the Amalco Option Plan must be passed by not less than a majority of the votes cast by the Genterra Shareholders who vote in respect of the Genterra Option Resolution.

Genterra Meeting Record Date

Genterra has fixed January 15, 2010 as the record date for the Genterra Meeting for determining the Genterra Shareholders entitled to receive notice of and to vote at the Genterra Meeting.

The CMI Meeting

The CMI Meeting will be held on February 25, 2010, at The Residence Inn by Mariott, 17 Reading Court, Toronto, Ontario, M9W 7K7, at 9:00 a.m. (Toronto time).  At the CMI Meeting, the CMI Shareholders will be asked to approve the Amalgamation of CMI and Genterra, the Amalco Option Plan and related matters. The CMI Amalgamation Resolution approving the Amalgamation and the Amalgamation Agreement must be passed, with or without variation, by: (i) two-thirds of all votes cast with respect to the CMI Amalgamation Resolution by CMI Shareholders present in person or by proxy at the CMI Meeting; and (ii) Majority of the Minority Approval in accordance with MI 61-101.  In calculating the votes to determine the required level of CMI Shareholder approval for the Majority of the Minority approval, all votes attaching to CMI Shares owned or over which control or direction is exercised, directly or indirectly, by Excluded Shareholders will be excluded from voting.  To the knowledge of CMI’s management, a total of 2,946,860 CMI Shares are anticipated to be excluded from voting on the approval of the Amalgamation pursuant to MI 61-101.  See “Part II - THE AMALGAMATION – Shareholder Approval – Majority of the Minority Approval”.  Pursuant to the provisions of the OBCA, those CMI Shareholders who dissent with respect to the Amalgamation have the right to be paid the fair value of their CMI Shares.  The CMI Option Resolution approving the Amalco Option Plan must be passed by not less than a majority of the votes cast by the CMI Shareholders who vote in respect of the CMI Option Resolution.

CMI Meeting Record Date

CMI has fixed January 15, 2010 as the record date for the CMI Meeting for determining the CMI Shareholders entitled to receive notice of and to vote at the CMI Meeting.

Conditions of the Amalgamation

The Amalgamation Agreement contains a number of conditions precedent to the obligations of parties. Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Amalgamation will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. Such conditions include the Genterra Shareholders and CMI Shareholders approving the Amalgamation and that all other consents and approvals (including regulatory approvals) are obtained. For further description of the details of the conditions to the Amalgamation, see “PART II - THE AMALGAMATION - Conditions of the Amalgamation”. For complete details of the conditions to the Amalgamation, see the Amalgamation Agreement attached as Schedule 1.

Benefits of the Amalgamation

The Amalgamation is expected to yield benefits to the Genterra Shareholders and the CMI Shareholders. The principal purposes of the Amalgamation are:  to allow for the businesses of Genterra and CMI to operate on a more expeditious and cost effective basis through the reduction of costs resulting from duplicate administrative, overhead and accounting facilities, and ongoing public company costs; to create a larger corporation with larger and more varied assets, a larger equity and income base, and greater opportunities, which will help facilitate the financing of future growth and expansion; and, to create a larger public float of shareholders which should result in increased market liquidity for the shareholders of the amalgamating corporations.  See “PART II - THE AMALGAMATION - Benefits of the Amalgamation”.

Share Exchange Ratios

Based upon the advice of independent valuation experts, it had initially been proposed that each CMI Share be exchanged for 3.6 Amalco Common Shares and each Genterra Common Share be exchanged for one Amalco Common Share.   Upon further consideration the respective boards of directors of CMI and Genterra determined that it will serve the best interests of the shareholders of each of the amalgamating companies to reduce the total number of Amalco Common Shares to be issued upon the Amalgamation by effecting the share exchange on a basis whereby the value of each Amalco Common Share is established as being equivelant to the value of the CMI Share. Accordingly each CMI Share will be exchanged for one Amalco Common Share and each 3.6 Genterra Common Shares will be exchanged for one Amalco Common Share. This modification to the share exchange does not change the relative valuations of CMI and Genterra, but the boards of directors of CMI and Genterra believe that the reduction in the total number of Amalco Common Shares issued will enhance the prospects for an increased trading price for the Amalco Common Shares and compliance with market listing requirements.

Accordingly, the Independent Committees and the boards of directors of the amalgamating corporations have determined, based primarily upon the valuation reports prepared by the independent qualified valuators retained by each Independent Committee as well as the fairness opinion delivered in connection with the Amalgamation, that the issued and outstanding shares of each of the amalgamating corporations, shall be converted into shares of Amalco, as follows:

•
The holders of the 19,339,211 issued Genterra Common Shares (less the 292,117 issued Genterra Common Shares held by CMI which will be cancelled on the Amalgamation) shall be entitled to exchange their shares, on 3.6 for 1 basis, into an aggregate of 5,290,860 Amalco Common Shares;

•
The holder of the 326,000 issued Genterra Class A Shares shall be entitled to exchange its shares, on a 1 for 1 basis, into an aggregate of 326,000 Amalco Class A Shares, on the same terms as the Genterra Class A Shares being exchanged except that the number of Amalco Common Shares issuable upon conversion of each Amalco Class A Share to be issued upon the Amalgamation shall be 5.56 (and not 20, as is the case in respect of the number of Genterra Common Shares issuable upon conversion of each Genterra Class A Share issued and outstanding immediately prior to the Amalgamation);

•
The holders of the 26,274,918 issued Genterra Class B Shares shall be entitled to exchange their shares, on a 1 for 1 basis, into an aggregate of 26,274,918 Amalco Class B Shares, on the same terms as the Genterra Class B Shares being exchanged; and

•
The holders of the 5,076,407 issued CMI Shares (less the 24 issued CMI Shares held by Genterra which will be cancelled on the Amalgamation) shall be entitled to exchange their shares, on a 1 for 1 basis, into an aggregate of 5,076,383 Amalco Common Shares.

Formal Valuations

Genterra

On 31 October 2008, the Independent Committee of the Board of Directors of Genterra engaged Corporate Valuation Services Limited ("CVS") to prepare and deliver to the Independent Committee a Formal Valuation of Genterra, under Multilateral Instrument 61-101, as at December 31, 2008 using audited Financial Statements as at September 30, 2008.  This valuation was updated  on December 11, 2009 as of November 30, 2009.  CVS has been determined to be independent within the meaning of Rule 61-501.

Based upon and subject to the assumptions and qualifications contained in the Formal Valuation, CVS gave its opinion that as at the valuation date, the rounded Fair Market Value of all the Shares of Genterra is Twenty-Five Million Nine Hundred and Sixty-Five Thousand Dollars ($25,965,000.00).  This is equivalent to $0.95 (rounded) for each of the 25,859,211 Genterra Common Shares to be issued on a fully diluted basis, assuming complete conversion of the 326,000 Genterra Class A Preference Shares, and $0.05 for each of the 26,274,918 Genterra Class B Preference Shares. The Transaction Based Value of $0.65 per Genterra Common Share, as outlined in the Formal Valuation (see “PART II - THE AMALGAMATION  Genterra Valuation Summary”), is at a discount of 32% to the Fair Market Value.

The Formal Valuation was provided to the Independent Committee and the Board of Directors of Genterra solely for the purpose of their consideration of the Amalgamation.

The full text of the Formal Valuation, as updated, which sets forth the assumptions, qualifications and considerations in connection with the Formal Valuation, is available for inspection by Shareholders during regular business hours at the head office of Genterra at 106 Avenue Road, Toronto, Ontario.  The Shareholders are urged to read the Formal Valuation in its entirety.  A copy of the Formal Valuation will be sent without charge to any holder of Genterra Shares upon request.  The Formal Valuation does not constitute advice or a recommendation as to whether Shareholders should vote in favour of the Acquisition or any other transaction.

See “PART II - THE AMALGAMATION Genterra Valuation Summary”

CMI

On November 10, 2008, the Independent Committee of the Board of Directors of CMI engaged HJF Financial Inc. ("HJF") to prepare and deliver to the Independent Committee a Formal Valuation of CMI, under Multilateral Instrument 61-101, as at December 31, 2008 using audited Financial Statements as at December 31, 2007 and interim unaudited Financial Statements as at September 30, 2008.  This valuation was updated on November 30, 2009.  HJF has been determined to be independent within the meaning of Rule 61-501.

Based upon and subject to the assumptions and qualifications contained in the Formal Valuation, HJF gave its opinion that as at the valuation date, the fair market value of all the issued and outstanding CMI Shares is in the range of Sixteen Million Two Hundred and Eighty-Six Thousand Four Hundred and One dollars Canadian ($16,286,401.00) or Three Dollars and Twenty-One Cents Canadian ($3.21) per share based on Five Million and Seventy Six Thousand Four Hundred and Seven (5,076,407) common shares outstanding.

The Formal Valuation was provided to the Independent Committee and the Board of Directors of CMI solely for the purpose of their consideration of the Amalgamation.

The full text of the Formal Valuation, as updated, which sets forth the assumptions, qualifications and considerations in connection with the Formal Valuation, is available for inspection by Shareholders during regular business hours at the head office of CMI at 106 Avenue Road, Toronto, Ontario.  The Shareholders are urged to read the Formal Valuation in its entirety.  A copy of the Formal Valuation will be sent without charge to any holder of CMI Shares upon request.  The Formal Valuation does not constitute advice or a recommendation as to whether Shareholders should vote in favour of the Acquisition or any other transaction.

See “PART II - THE AMALGAMATION CMI Valuation Summary”

Fairness Opinion

CVS was retained to prepare and deliver an opinion to the Independent Committees that the terms of the proposed amalgamation of Genterra and CMI to form one continuing corporation described herein are fair to each of such corporations and their respective shareholders from a financial point of view.

The fairness opinion contemplates that upon the Amalgamation 3.6 Amalco Common Shares will be issued for each CMI Share and one Amalco Common Share will be issued for each Genterra Common Share.  As noted above (See “SUMMARY  Share Exchange Ratios”), upon further consideration the respective boards of directors of CMI and Genterra determined that the best interests of the shareholders would be served by modifying the share exchange to reduce the total number of Amalco Common Shares to be issued upon the Amalgamation. Consequently, each CMI Share will be exchanged for one Amalco Common Share and each 3.6 Genterra Common Shares will be exchanged for one Amalco Common Share.

In arriving at its fairness opinion, CVS considered the Formal Vaulations prepared in respect of each of CMI and Genterra wherein two independent valuation approaches for the CMI Shares and the Genterra Commmon Shares were obtained – the Adjusted Book Value and the Transaction Based Value. The Transaction Based Value reflects the average prices from stock trading on the TSX in respect of CMI and the TSXV in respect of Genterra.   For purposes of the fairness opinion, CVS relied upon the respective fully diluted adjusted book values for CMI and Genterra, as the common shares of both companies trade at significant discounts to their respective Adjusted Book Values.  CVS determined the discount of average trading price to Adjusted Book Value for the CMI Shares to be 24%, and for the Genterra Common Shares to be 32%.

A copy of the CVS opinion that the terms of the Amalgamation is fair to each of the amalgamating corporations and their respective shareholders is annexed as Schedule 6 to this Circular.  Shareholders are urged to read the CVS Fairness Opinion in its entirety.  The CVS Fairness Opinion is not a recommendation as to how Shareholders should vote with respect to the Amalgamation.

See “PART II - THE AMALGAMATION Fairness Opinion”

Recommendation of the Genterra Board of Directors

Genterra’s board of directors unanimously recommends that Genterra Shareholders vote in favour of the Genterra Amalgamation Resolution.

In reaching the foregoing conclusion, Genterra’s board of directors obtained and considered financial and legal advice and considered a number of other factors, which they believed to be relevant. See “PART II - THE AMALGAMATION Recommendation of the Genterra Board of Directors”.

Recommendation of the CMI Board of Directors

CMI’s board of directors unanimously recommends that CMI Shareholders vote in favour of the CMI Amalgamation Resolution.

In reaching the foregoing conclusion, CMI’s board of directors obtained and considered financial and legal advice and considered a number of other factors, which they believed to be relevant. See “PART II - THE AMALGAMATION Recommendation of the CMI Board of Directors”.

Effective Date of Amalgamation

It is anticipated that the Amalgamation will become effective after the requisite shareholder and regulatory approvals have been obtained and all other conditions to the Amalgamation have been satisfied or waived. It is anticipated that the Effective Date of the Amalgamation will be on or about March 1, 2010. See “PART II - THE AMALGAMATION - Effective Date of Amalgamation”.

Dissent Rights for Shareholders

Genterra Shareholders and CMI Shareholders have the right to dissent in respect of the Amalgamation and to be paid the fair value for their shares. See “PART II - THE AMALGAMATION - Dissent Rights”.

Stock Option Plan

The Genterra Shareholders and the CMI Shareholders will each be asked to approve the Amalco Option Plan, a copy of which is attached to this Circular as Schedule 1A. Pursuant to the Amalco Option Plan, options to purchase Amalco Shares may be granted by the board of directors to directors, officers and employees of Amalco and consultants to Amalco.  Options granted under the Amalco Option Plan will have an exercise price which is not less than the price allowed by regulatory authorities, will be non-transferable and will be exercisable for a period not to exceed five years.  See “PART III - THE STOCK OPTION PLAN”.

The text of the proposed resolutions approving the Amalco Option Plan are set forth in this Circular under the headings “PART IV - THE GENTERRA MEETING Approval of the Amalco Option Plan” and “PART V - THE CMI MEETING Approval of the Amalco Option Plan”.  The Boards of Directors of Genterra and CMI, respectively, unanimously recommend that shareholders vote in favour of these resolutions.

Information Concerning Genterra

A description of the assets, business and operations of Genterra prior to the Amalgamation is presented in this Circular under the heading “PART VI - INFORMATION CONCERNING GENTERRA”.

Information Concerning CMI

A description of the assets, business and operations of CMI is presented in this Circular under the heading “PART VII INFORMATION CONCERNING CMI”.

The Corporation Resulting from the Amalgamation

A description of the material aspects of Amalco, including its business, share capital and proposed board of directors is presented in this Circular under the heading “PART VIII - INFORMATION CONCERNING THE RESULTING ISSUER (AMALCO)”.

Amalco’s Board of Directors and Management

Subject to shareholder approval at the Genterra Meeting and the CMI Meeting, it is anticipated that Amalco’s board of directors will consist of Fred Litwin, Stan Abramowitz, Mark Dawber, Sol Nayman, and Alan Kornblum. It is intended that the management team of Amalco will consist of Fred Litwin as President, Stan Abramowitz as Secretary and Chief Financial Officer and Mark Litwin as Vice-President. See “PART VIII - INFORMATION CONCERNING THE RESULTING ISSUER (AMALCO) - Directors, Officers and Promoters”.

Interests of Insiders

The following tables set forth the number of: (i) Genterra Shares and CMI Shares held by the proposed directors, officers and Insiders of Amalco and their Associates and Affiliates as of December 31, 2009; and (ii) Amalco Shares anticipated to be held upon completion of the Amalgamation.

	CMI SHARES	EXCHANGE RATIO	GENTERRA COMMON SHARES	EXCHANGE RATIO	AMALCO COMMON SHARES
CMI	-	1 to 1	292,117	To be Cancelled	-
DG Acquisition Corp.	1,475,394	1 to 1	-	3.6 to 1	1,475,394
First Corporate Equity Ltd	24,766	1 to 1	637,286	3.6 to 1	201,790
First Ontario Investments Inc.	-	1 to 1	412	3.6 to 1	114
Forum Financial Corporation	49,119	1 to 1	1,617,012	3.6 to 1	498,289
Genterra	24	To be Cancelled	-	3.6 to 1	-
Ianjoy Investments Corp.	-	1 to 1	55,602	3.6 to 1	15,445
Mar-Risa Holdings Inc.	1,137,500	1 to 1	687,500	3.6 to 1	1,328,472
Sutton Management Ltd.	167,641	1 to 1	6,659,312	3.6 to 1	2,017,450
Fred A. Litwin	92,416	1 to 1	-	3.6 to 1	92,416
Mark I. Litwin	-	1 to 1	2	3.6 to 1	1
Stan Abramowitz	-	1 to 1	2	3.6 to 1	1
Alan Kornblum	-	1 to 1	2	3.6 to 1	1
	2,946,860		9,949,247		5,629,373

-  -

	GENTERRA CLASS A SHARES	EXCHANGE RATIO	AMALCO CLASS A SHARES	GENTERRA CLASS B SHARES	EXCHANGE RATIO	AMALCO CLASS B SHARES
CMI	-	1 to 1	-	-	1 to 1	-
DG Acquisition Corp.	-	1 to 1	-	-	1 to 1	-
First Corporate Equity Ltd	-	1 to 1	-	25,724	1 to 1	25,724
First Ontario Investments Inc.	326,000	1 to 1	326,000	1,677	1 to 1	1,677
Forum Financial Corporation	-	1 to 1	-	50,191	1 to 1	50,191
Genterra	-	1 to 1	-	-	1 to 1	-
Ianjoy Investments Corp.	-	1 to 1	-	-	1 to 1	-
Mar-Risa Holdings Inc.	-	1 to 1	-	-	1 to 1	-
Sutton Management Ltd.	-	1 to 1	-	-	1 to 1	-
Fred A. Litwin	-	1 to 1	-	-	1 to 1	-
Mark I. Litwin	-	1 to 1	-	-	1 to 1	-
Stan Abramowitz	-	1 to 1	-	-	1 to 1	-
Alan Kornblum	-	1 to 1	-	-	1 to 1	-
	326,000		326,000	77,592		77,592

Selected Pro Forma Financial Information

The following selected pro forma financial information is based on the assumptions described in the notes to the pro forma financial statements attached hereto as Schedule 4. The pro forma financial statements are not necessarily indicative of what Amalco’s financial position or results of operations would have been if the events reflected therein had been in effect on the dates indicated, nor do they purport to project Amalco’s financial position or results of operation for any future periods.

-  -

The following selected financial information was derived directly and indirectly from Amalco’s pro forma financial statements, which are attached as Schedule 4.

Selected Financial Information as at	September 30, 2009 ($)(1)
ASSETS
Cash and cash equivalents	22,187,658
Marketable securities	4,130,995
Accounts receivable	769,139
Prepaid expenses	267,796
Notes and mortgage receivable	612,975
Rental real estate properties	19,560,217
Future income taxes	680,172
Total assets	48,208,952
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	938,662
Income taxes payable	1,239,327
Long-term financial liabilities	3,442,966
Future income taxes	3,027,309
Retractable preference shares	5,284,415
Total Liabilities	13,932,679
SHAREHOLDERS’ EQUITY
Share capital	20,986,333
Contributed surplus	62,398
Retained earnings	13,227,542

Total Shareholders’ Equity	34,276,273
Total Liabilities and Shareholders’ Equity	48,208,952

Note:
(1)
This information has been derived from Amalco’s unaudited pro forma balance sheet as at September 30, 2009. That unaudited pro forma balance sheet has been prepared from information derived from and should be read in conjunction with the following: (a) Genterra’s audited financial statements as at and for the year ended September 30, 2008 and the unaudited interim financial statements as at and for the nine months ended June 30, 2009; and (b) CMI’s audited financial statements as at and for year ended December 31, 2008 and the unaudited interim financial statements as at and for the nine months ended September 30, 2009. The pro forma balance sheet may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. See the notes to Amalco’s unaudited pro forma balance sheet in Schedule 4.

Canadian Federal Income Tax Considerations

Holders of Genterra Shares or CMI Shares will generally not realize any taxable gain or loss on the Amalgamation. See “PART II - THE AMALGAMATION - Canadian Federal Income Tax Considerations”.

-  -

Stock Exchange Listing

The TSXV has conditionally approved the proposed Amalgamation and has advised that, subject to compliance with TSXV requirements, the Amalco Common Shares will be listed and posted for trading on the TSXV as a continuation of the existing listing of the Genterra Common Shares.  The CMI Shares will be delisted from the TSX shortly after the Effective Date.

Listing and Market Price

The Genterra Common Shares are listed and posted for trading on the TSXV under the stock symbol “GIC”.  The Genterra Common Shares were first traded on the TSXV on June 10, 2008.  Prior to that date, the formerly issued and outstanding Class A Subordinate Voting Shares of Genterra were listed and posted for trading through the facilities of the TSXV under the stock symbol “GIC.A”.

The following table sets forth: (i) the monthly high, monthly low, and month end closing price; and (ii) volume of trading of the Genterra Common Shares for the months indicated:

MONTH	MONTH HIGH	MONTH LOW	MONTH END CLOSE	MONTHLY VOLUME
December 2009	0.60	0.60	0.60	11,977
November 2009	0.60	0.60	0.60	4,185
October 2009	0.60	0.60	0.60	2,306
September 2009	0.65	0.60	0.65	5,539
August 2009	0.70	0.60	0.60	11,825
July 2009	0.65	0.60	0.60	11,583
June 2009	0.74	0.57	0.62	18,874
May 2009	0.65	0.55	0.60	186,357
April 2009	0.74	0.60	0.60	50,582
March 2009	0.75	0.235	0.55	179,806
February 2009	0.23	0.23	0.23	6,101
January 2009	0.25	0.23	0.23	90,067
December 2008	0.215	0.20	0.215	7,989
November 2008	0.22	0.20	0.20	78,591
October 2008	0.30	0.22	0.22	113,223
September 2008	0.35	0.30	0.30	23,779
August 2008	0.35	0.335	0.35	14,931
July 2008	0.365	0.335	0.35	354,338
June 2008	0.36	0.34	0.35	25,335
May 2008	0.36	0.36	0.36	1,805
April 2008	0.35	0.35	0.35	6,417
March 2008	0.36	0.35	0.35	9,465
February 2008	0.35	0.35	0.35	4,198
January 2008	0.50	0.35	0.36	46,215

The CMI Shares are listed and posted for trading on the TSX under the stock symbol “CMC”.  The CMI Shares were first traded on the TSX on July 5, 1950.

-  -

The following table sets forth: (i) the monthly high, monthly low, and month end closing price; and (ii) volume of trading the CMI Shares for the months indicated:

MONTH	MONTHLY HIGH	MONTHLY LOW	MONTH END CLOSE	MONTHLY VOLUME
December 2009	2.80	2.50	2.65	25,500
November 2009	2.50	2.10	2.15	19,100
October 2009	2.35	1.80	1.90	7,508
September 2009	2.60	2.25	2.25	16,200
August 2009	2.25	2.10	2.25	600
July 2009	2.65	2.10	2.35	11,715
June 2009	2.60	2.25	2.60	28,950
May 2009	2.75	2.5	2.5	39,833
April 2009	2.75	2.05	2.60	98,285
March 2009	2.25	1.42	1.8	252,971
February 2009	1.50	1.35	1.49	136,839
January 2009	1.50	1.25	1.40	72,000
December 2008	1.50	1.25	1.25	14,846
November 2008	1.60	1.40	1.40	4,630
October 2008	1.88	1.50	1.62	14,743
September 2008	2.10	1.62	1.88	14,634
August 2008	2.49	2.15	2.15	169,580
July 2008	2.50	1.75	2.45	74,100
June 2008	2.50	1.50	2.15	25,360
May 2008	1.75	1.50	1.55	6,730
April 2008	1.80	1.45	1.80	1,000
March 2008	1.50	1.43	1.43	7,669
February 2008	1.90	1.24	1.50	22,666
January 2008	1.41	1.15	1.28	71,302

Redemption of CMI Class A Shares

Pursuant to the terms and conditions attaching to the CMI Class A Shares, the CMI Class A Shares may be redeemed by CMI at any time upon not less than thirty days’ notice in writing, at a price of $0.44 per share plus all declared but unpaid dividends thereon up to the date fixed for redemption.  CMI intends to give such notice of redemption on January 15, 2010, and the date specified for redemption is February 19, 2010, after which date the holders of the CMI Class A Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof.

Risk Factors

Amalco will be subject to numerous risk factors that you should carefully consider. Those risk factors include risks associated with investment in real property; the effect of negative economic and other conditions on tenants; risk of uninsured losses; environmental risks; foreign exchange exposure; growth risks; dividend policy risks; credit risks; conflicts of interest; future sales of Amalco Shares by significant shareholders; dilution of Amalco Shares due to distributions; volatility of Amalco Share price; and risks associated with having directors and officers that have significant control of Amalco.  See “PART II - THE AMALGAMATION - Risk Factors”.

-  -

PART I
GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of each of Genterra Inc. and Consolidated Mercantile Incorporated for use at the Genterra Meeting and the CMI Meeting, each of which is to be held on February 25, 2010, at the times and places and for the purposes set forth in the Notices of Meetings. The cost of the solicitation of proxies by each of Genterra and CMI in connection with the Genterra Meeting and the CMI Meeting has been and will be borne by Genterra and CMI, respectively. Either Genterra or CMI may retain other persons, entities or companies to solicit proxies on its behalf. Solicitation may be by mail, phone, email or fax.

Voting of Proxies and Appointment of Proxyholder

The forms of proxy accompanying this Circular confer discretionary authority upon the proxy nominees with respect to any amendments or variations to matters identified in the Notices of Meetings or any other matters which may properly come before the Genterra Meeting or the CMI Meeting, as the case may be. On any ballot or poll, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder as specified in the proxy with respect to any matter to be voted on. If a choice is not so specified, or if both choices are specified, with respect to any such matter, the shares represented by a proxy given to management will be voted in favour of the resolutions referred to therein, for approval and adoption of each of the resolutions to be considered at the Genterra Meeting and the CMI Meeting. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder’s behalf at the relevant meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated. The forms of proxy for Genterra or CMI must be delivered by mail or fax to Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (fax: 416-981-9800), not later than 24 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) before the Genterra Meeting or CMI Meeting, as the case may be, or any adjournment thereof.

If any amendments or variations are proposed at the meetings or any adjournment thereof to matters set forth in the proxy and described in the accompanying Notices of Meetings and this Circular, or if any other matters properly come before the meetings or any adjournment thereof, the proxy confers upon the shareholder’s nominee discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meetings. At the date of this Circular, management of Genterra and CMI know of no such amendments or variations or other matters to come before the meetings.

Revocation of Proxies

A shareholder has the right to revoke a proxy at any time before it is exercised. A proxy may be revoked by a written revocation signed by the shareholder or the shareholder’s authorized attorney or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. This revocation must be delivered, in the case of Genterra or CMI, to Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (fax: 416-981-9800), at any time up to and including the last Business Day preceding the Genterra Meeting or the CMI Meeting, as the case may be, or to the chairman at the Genterra Meeting or the CMI Meeting, as the case may be, or any adjournment of any such meeting. A proxy may also be revoked in any other manner provided by law.

-  -

Advice to Beneficial Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at either the CMI Meeting or the Genterra Meeting. Shareholders who do not hold their shares in their own name (defined herein as “Beneficial Shareholders”) are advised that only proxies from shareholders of record can be recognized and voted at either the Genterra Meeting or the CMI Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder.

Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. If shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder’s name on the records of the company in question. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of Genterra and CMI do not know for whose benefit the Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, Genterra has distributed copies of the Notice of Genterra Meeting, this Circular and the proxies to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Genterra Meeting or CMI Meeting, as the case may be. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by a company to its registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. Should a non-registered shareholder receiving such a form wish to vote at the Genterra Meeting or CMI Meeting, as the case may be, the non-registered shareholder should strike out the names of the management proxyholders named in the applicable form of proxy and insert the non-registered shareholder’s name in the blank space provided.  All references to shareholders in this Circular and the accompanying forms of proxy and Notices of Meetings are to shareholders of record unless specifically stated otherwise.

Record Date, Voting Shares and Principal Holders

Genterra

The record date for determining the Genterra Shareholders entitled to receive notice of, attend and vote at the Genterra Meeting was fixed by the Genterra board as January 15, 2010. As at December 31, 2009, there are 19,339,211 Genterra Common Shares, 326,000 Genterra Class A Shares and 26,274,918 Genterra Class B Shares outstanding.  Each holder of Genterra Shares is entitled to vote such shares separately as a class in respect of the Amalgamation Resolution, and each such share is entitled to one vote.  Only the Genterra Common Shares are entitled to be voted in respect of all other matters to be voted on at the Genterra Meeting, and each Genterra Common Share is entitled to one vote.

To the knowledge of the directors and officers of Genterra, as at December 31, 2009, no Person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of the issued and outstanding voting securities of Genterra entitled to be voted at the Genterra Meeting,  other than Fred A. Litwin who indirectly controls 3,289,929 Genterra Common Shares (17.01%) and 77,592 Genterra Class B Shares (0.30%), Sutton Management Limited (“Sutton”) which controls 6,659,312 Genterra Common Shares (34.43%).   The shares controlled by Fred Litwin and by Sutton, none of which will be counted in determining approval or disapproval of the Amalgamation Resolution, are comprised of the following:

(a)
1,617,012 Genterra Common Shares (8.36%) and 50,191 Genterra Class B shares (0.19%) beneficially owned by Forum Financial Corporation ("Forum"), which corporation is directly controlled by Fred A. Litwin.

(b)
637,286 Genterra Common Shares (3.30%) and 25,724 Genterra Class B Shares (0.10%) beneficially owned by First Corporate Equity Ltd. ("FICO"), which corporation is directly controlled by Fred A. Litwin.

(c)
292,117 Genterra Common Shares (1.51%) beneficially owned by Consolidated Mercantile Incorporated ("CMI"); Fred A. Litwin, beneficially owns or exercises control and direction over approximately 54.74% of the issued and outstanding CMI Shares.

(d)	55,602 Genterra Common Shares (0.29%) beneficially owned by Ianjoy Investments Corp. (“Ianjoy”), which corporation is indirectly controlled by Fred A. Litwin.

(e)
412 Genterra Common Shares (0.002%) and 1,677 Genterra Class B shares (0.01%) beneficially owned by First Ontario Investment Inc. (“First Ontario”), which corporation is indirectly controlled by Fred A. Litwin.

(f)	687,500 Genterra Common Shares (3.55%) beneficially owned by Mar-Risa Holdings Inc. (“Mar-Risa”), which corporation is indirectly controlled by Fred A. Litwin.

(g)
6,659,312 Genterra Common Shares (34.43%) beneficially owned by Sutton, which corporation is beneficially owned by the children of Fred A. Litwin, being Mark I. Litwin, President and a Director of the corporation and his sister, Risa Shearer.

CMI

The record date for determining the CMI Shareholders entitled to receive notice of, attend and vote at the CMI Meeting was fixed by the CMI board as January 15, 2010. As at December 31, 2009, there are 5,076,407 CMI Shares outstanding and entitled to be voted at the CMI Meeting. Each CMI Share is entitled to one vote with respect to the CMI Shareholder vote.

To the knowledge of the directors and officers of CMI, as at December 31, 2009, no Person beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of the issued and outstanding voting securities of CMI entitled to be voted at the CMI Meeting, other than  Fred A. Litwin who directly and indirectly controls 2,779,219 CMI Shares (54.75%) and Sutton Management Limited (“Sutton”) which controls 167,641 CMI Shares (3.30%). The shares controlled by Fred Litwin and by Sutton, none of which will be counted in determining approval or disapproval of the Amalgamation Resolution, are comprised of the following:

(a)           92,416 CMI Shares (1.82%) beneficially owned Fred A. Litwin.

(b)	1,137,500 CMI Shares (22.41%) beneficially owned by Mar-Risa Holdings Inc. (“Mar-Risa”), which corporation is indirectly controlled by Fred A. Litwin.

(c)	1,475,394 CMI Shares (29.06%) beneficially owned by DG Acquisition Corp. (“DG”), a wholly-owned subsidiary of Mar-Risa, which corporation is indirectly controlled by Fred A. Litwin.

(d)	49,119 CMI Shares (0.97%) beneficially owned by Forum Financial Corporation ("Forum"), which corporation is directly controlled by Fred A. Litwin.

(e)	24,766 CMI Shares (0.49%) beneficially owned by First Corporate Equity Ltd. ("FICO"), which corporation is directly controlled by Fred A. Litwin.

(f)	24 CMI Shares (0.00%) beneficially owned by Genterra Inc. ("Genterra"), which corporation is indirectly controlled by Fred A. Litwin and Sutton

(g)
167,641 CMI Shares (3.30%) beneficially owned by Sutton, which corporation is beneficially owned by the children of Fred A. Litwin, being Mark I. Litwin, President and a Director of the Corporation and his sister, Risa Shearer.

PART II
THE AMALGAMATION

General

Pursuant to the terms of the Amalgamation Agreement, Genterra and CMI have agreed to amalgamate pursuant to the OBCA to form a new company under the name “Genterra Capital Inc.”.  Each Genterra Shareholder (other than Dissenting Shareholders) will receive one Amalco Common Share for every 3.6 Genterra Common Shares held and each CMI Shareholder (other than Dissenting Shareholders) will receive 1 Amalco Common Share in exchange for each CMI Share held (as applicable).  Each holder of Genterra Class A Shares (other than Dissenting Shareholders) will receive 1 Amalco Class A Share in exchange for each Genterra Class A Share held (as applicable).  Each holder of Genterra Class B Shares (other than Dissenting Shareholders) will receive 1 Amalco Class B Share in exchange for each Genterra Class B Share held (as applicable).  Any fractional interests resulting from the foregoing transactions will be rounded up or down to the nearest whole Amalco Security.

Following the Amalgamation, Genterra Shareholders and CMI Shareholders will hold approximately 51% and 49% of the outstanding Amalco Common Shares, respectively. All of the Amalco Class A Shares and Amalco Class B Shares will be held by holders of the Genterra Class A Shares and Genterra Class B Shares, respectively.   For information concerning Amalco’s anticipated fully diluted share capital following the completion of the Amalgamation.  See “PART VIII - INFORMATION CONCERNING THE RESULTING ISSUER (AMALCO) - Pro Forma Consolidated Capitalization - Fully Diluted Share Capital”

Redemption of CMI Class A Shares

Pursuant to the terms and conditions attaching to the CMI Class A Shares, the CMI Class A Shares may be redeemed by CMI at any time upon not less than thirty days’ notice in writing, at a price of $0.44 per share plus all declared but unpaid dividends thereon up to the date fixed for redemption.  CMI intends to give such notice of redemption on January 15, 2010, and the date specified for redemption is February 19, 2010, after which date the holders of the CMI Class A Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof.

-  -

Background to the Amalgamation

The provisions of the Amalgamation Agreement are the result of negotiations conducted between representatives of Genterra and CMI and their respective advisors. The following is a summary of the principal meetings, negotiations, discussions and actions between the parties that preceded the execution of the Amalgamation Agreement.

Genterra is a publicly owned real estate holding and management company, the common shares of which are listed and posted for trading on the TSXV.  Its business consists of investment, ownership and leasing of various properties in Southern Ontario. For further information on Genterra, see “PART VI - INFORMATION CONCERNING GENTERRA”.

CMI is a publicly owned holding company, the common shares of which are listed and posted for trading on the TSX.  CMI’s business objective is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  For further information on CMI see “PART VII - INFORMATION CONCERNING CMI”.

In the spring of 2008, the management of both Genterra and CMI determined that the businesses of Genterra and CMI were incurring increased costs resulting from duplicate administrative; overhead and accounting facilities, and ongoing public company costs, and that these costs could be significantly reduced through an amalgamation of the two companies.  Management determined that a combination of the two entities, would allow them to operate on a more expeditious and cost effective; would create a larger corporation with larger and more varied assets, a larger equity and income base, and greater opportunities, which would help facilitate the financing of future growth and expansion; and, would create a larger public float of shareholders which would result in increased market liquidity for the shareholders of the amalgamating corporations.

In April of 2008, Genterra and CMI discussed entering into a transaction whereby Genterra and CMI would amalgamate and continue as one entity.  On April 17, 2008 management of CMI prepared and delivered to the directors of CMI a discussion memorandum in connection with the proposed amalgamation.  Shortly thereafter, management of Genterra delivered a similar presentation to Genterra’s directors.  In late April, the boards of directors of the two companies established Independent Committees of directors to consider and make recommendations to their respective boards in connection with the proposed amalgamation.  The Independent Committee of Genterra’s board of directors is comprised of Messrs. Mark Dawber, who serves as Chairman, and Alan Kornblum.  The Independent Committee of CMI’s board of directors is comprised of Messrs. Ian Dalrymple, who serves as Chairman, and Sol Nayman.  Each of the Independent Committees retained independent legal counsel to advise in connection with the proposed transaction.  Each of the Independent Committees also retained a qualified independent valuator to prepare and deliver a formal valuation of Genterra and CMI, respectively, in order to comply with applicable securities regulatory requirements.

Thereafter the respective Independent Committees of Genterra and CMI discussed the transaction and voted upon it.  As a result, CMI and Genterra entered into the Amalgamation Agreement, dated April 27, 2009, pursuant to which CMI and Genterra agreed to complete the Amalgamation, subject to shareholder and regulatory approval.

Under the Amalgamation Agreement, Genterra and CMI will combine by way of Amalgamation and continue as Amalco. Pursuant to the Amalgamation, the Genterra Shares will be exchanged for Amalco Shares on a 3.6 to 1 basis and the CMI Shares will be exchanged for Amalco Common Shares on the basis of 1 Amalco Common Share for each CMI Share.

As of December 31, 2009, Genterra has 19,339,211 Genterra Common Shares, 326,000 Genterra Class A Shares, and 26,274,918 Genterra Class B Shares issued and outstanding. As of December 31, 2009, CMI has 5,076,407 CMI Shares, and 315,544 CMI Class A Shares issued and outstanding.  It is anticipated that CMI will redeem the CMI Class A Shares prior to the CMI Meeting. Pursuant to the Amalgamation and assuming there are no Dissenting Shareholders, it is expected that Amalco will issue an aggregate of 10,367,243Amalco Common Shares, 326,000 Amalco Class A Shares and 26,274,918 Amalco Class B Shares.  As the CMI Class A Shares will be redeemed prior to the CMI Meeting, they will not be exchanged for Amalco Shares under the Amalgamation.

Summary of the Amalgamation and Related Transactions

The summary below is qualified in its entirety by the text of the Amalgamation Agreement which is attached as Schedule 1 to this Circular.

As of April 27, 2009 Genterra and CMI entered into the Amalgamation Agreement.  In November, 2009, the Amalgamation Agreement was amended to provide for a new stock option plan for Amalco.  Under the terms of the Amalgamation Agreement, Genterra and CMI will amalgamate under the OBCA and continue as Amalco.  At the Genterra Meeting and the CMI Meeting, the Genterra Shareholders and the CMI Shareholders, respectively, will be asked to approve the Amalgamation.

Based upon the advice of independent valuation experts, it had initially been proposed that each CMI Share be exchanged for 3.6 Amalco Common Shares and each Genterra Common Share be exchanged for one Amalco Common Share. Upon further consideration the respective boards of directors of CMI and Genterra determined that it will serve the best interests of the shareholders of each of the amalgamating companies to reduce the total number of Amalco Common Shares to be issued upon the Amalgamation by effecting the share exchange on a basis whereby the value of each Amalco Common Share is established as being equivalent to the value of the CMI Share. Accordingly each CMI Share will be exchanged for one Amalco Common Share and each 3.6 Genterra Common Shares will be exchanged for one Amalco Common Share. The boards of directors of CMI and Genterra believe that the reduction in the total number of Amalco Common Shares issued will enhance the prospects for an increased trading price for the Amalco Common Shares and facilitate compliance with market listing requirements.
Pursuant to the terms of the Amalgamation Agreement, Amalco will issue:

-	1 Amalco Common Share for every 3.6 Genterra Common Shares issued and outstanding on the Effective Date;
-	1 Amalco Class A Convertible Share for every 1 Genterra Class A Convertible Share issued and outstanding on the Effective Date ;
-	1 Amalco Class B Non-convertible Share for every one 1 Genterra Class B Non-convertible Share issued and outstanding on the Effective Date
-	1 Amalco Common Share for every 1 CMI Share issued and outstanding on the Effective Date.

Any fractional interest resulting from the foregoing transactions will be rounded up or down to the nearest Amalco Security.

It is anticipated that the shares issued in the Amalgamation will trade in the United States on the "pink sheets" and in Canada on the TSXV.  No trading symbols have been determined at this time.

The accompanying document provides a detailed description of the Amalgamation and the Stock Option Plan and is furnished in connection with the solicitation of proxies by and behalf of the management of Genterra and CMI for use at the special meetings of Genterra and CMI shareholders. You are urged to read these materials carefully. Please pay particular attention to the “Risk Factors” for a discussion of risks related to the Amalgamation. If you are in any doubt as to the action you should take, contact your broker, lawyer, accountant or other professional advisor without delay.

It is anticipated that on the Effective Date, Genterra will have 19,339,211 Genterra Common Shares, 326,000 Genterra Class A Shares and 26,274,918 Genterra Class B Shares issued and outstanding and CMI will have 5,076,407 CMI Shares issued and outstanding.

Pursuant to the Amalgamation, and assuming there are no Dissenting Shareholders, it is expected that Amalco will issue the following Amalco Shares in exchange for Genterra Shares and CMI Shares:

➢	5,290,860 Amalco Shares for 19,339,211 Genterra Shares;
➢	326,000 Amalco Class A Shares for 326,000 Genterra Class A Shares;
➢	26,274,918 Amalco Class B Shares for 26,274,918 Genterra Class B Shares; and
➢	5,076,383 Amalco Shares for 5,076,407 CMI Shares.

Steps of the Amalgamation and Related Transactions

Based on the terms of the Amalgamation and related transactions, and assuming the Amalgamation and related transactions receive regulatory and Shareholder approval and satisfaction or waiver of all conditions precedent, the remaining events listed below will occur and be deemed to occur in the following order:

1.	CMI redeems the CMI Class A Shares. (see “PART VII - INFORMATION CONCERNING CMI – Description of Securities”);

2.
Genterra and CMI amalgamate pursuant to the OBCA to become Amalco and appropriate filings are made with the Ministry of Government and Consumer Services for the Province of Ontario, resulting in the certificates representing the Genterra Shares and CMI Shares being exchanged for certificates representing the corresponding Amalco Shares, in the following anticipated amounts (provided there are no Dissenting Shareholders):

(a)	5,290,860 Amalco Common Shares are exchanged for 19,339,211 Genterra Common Shares;

(b)	326,000 Amalco Class A Shares are exchanged for 326,000 Genterra Class A Shares;

(c)	26,274,918 Amalco Class B Shares are exchanged for 26,274,918 Genterra Class B Shares; and

(d)	5,076,383 Amalco Common Shares are exchanged for 5,076,407 CMI Shares; and

3.	Appropriate filings are made with the Exchange and the TSXV.

Benefits of the Amalgamation

Both Genterra and CMI believe that the Amalgamation should result in the enhancement of value for their respective Shareholders. The principal purposes of the Amalgamation are:  to allow for the businesses of Genterra and CMI to operate on a more expeditious and cost effective basis through the reduction of costs resulting from duplicate administrative; overhead and accounting facilities, and ongoing public company costs; to create a larger corporation with larger and more varied assets, a larger equity and income base, and greater opportunities, which will help facilitate the financing of future growth and expansion; and, to create a larger public float of shareholders which should result in increased market liquidity for the shareholders of the amalgamating corporations.

The boards of CMI and Genterra did not identify any potential adverse effects of the transaction other than the costs of the transaction process, including legal, accounting and regulatory fees and expenses and management time and resources. The boards determined that the potential benefits of the transaction far outweighed these costs. The board of each amalgamating company addressed the potential concern of undisclosed liabilities in the other amalgamating company, and was satisfied that in view of the fact that the amalgamating companies had three common directors there is no basis for any significant concern with regard to undisclosed liabilities.

The boards of directors of Genterra and CMI have voted to recommend the Amalgamation to their respective shareholders for the following reasons:

(a)            each of Genterra and CMI are engaged in active investment and management endeavours;

(b)            management and a number of directors are common to each corporation;

(c)
control of both corporations ultimately rests indirectly with Fred A. Litwin, and his son and daughter; hence the Amalgamation will simplify the corporate structures by consolidating shareholdings into one entity;

(d)
the Amalgamation will enable shareholders of each corporation to be a part of a larger corporation with larger and more varied assets, a larger equity and income base, and greater opportunities, and will facilitate the financing of future growth and expansion;

(e)	the Amalgamation is expected to create a larger public float of shareholders which should result in increased market liquidity for the shareholders of the amalgamating corporations; and

(f)
the corporation resulting from the Amalgamation will benefit from the increased efficiency and reduced costs resulting from single administrative; overhead and accounting facilities, and ongoing public company costs such as transfer agent, auditing, and exchange listing and sustaining fees.

Background to Recommendations of the Genterra and CMI Boards of Directors

A number of CMI and Genterra's Board of Directors members and Management are common to both Companies. In April 2008 Management of both Companies circulated to both Board's, Counsel for the Corporation and to the Auditors a memo setting out various information relating to the two Companies, the potential benefits of an amalgamation, as well as a Pro-forma Balance Sheet and Shareholdings based upon a potential merger thereof and requested that Board Meetings of the respective Companies be convened to consider the merits thereof. On April 24 2008 separate Board Meetings for both CMI and Genterra were held to consider the issue. At these Board meetings CMI and Genterra's Boards agreed with Management that the potential merger should be further considered and Independent Committee's of Directors to evaluate and recommend on the Amalgamation process were set up for both CMI and Genterra. The Independent Committees for both CMI and Genterra held their first meeting on that same day. As part of their mandate, the respective Independent Committee's each engaged Independent Counsel and were tasked with selecting and engaging independent professional Valuators to prepare Formal Valuations for CMI and Genterra and for one of the professional Valuators to prepare a Fairness Opinion from a financial point of view of the terms of the Amalgamation.

The Independent Committee of CMI selected and engaged HJF Financial Inc. to prepare the CMI Formal Valuation. The Independent Committee of Genterra selected and engaged Corporate Valuation Services Limited to prepare the Genterra Formal Valuation. Corporate Valuation Services were also were also engaged to prepare the Fairness Opinion. A draft Amalgamation was prepared and provided to the two Independent Committees of Directors. The draft Amalgamation Agreement was reviewed by each Independent Committee with each Independent Committees Counsel prior to finalization. Draft Formal Valuations as at December 31, 2008 for CMI and Genterra were then prepared by HJF Financial Inc. and Corporate Valuation Services Limited respectively. These draft Valuations were reviewed by the members of the respective CMI and Genterra Independent Committees as well as their Independent Counsel. Once the draft valuations were approved by the respective Independent Committees, Corporate Valuation Services Limited utilized the CMI and Genterra December 31, 2008 Formal Valuations to finalize a draft Fairness Opinion as at that date. The draft Fairness Opinion was then circulated to the two Independent Boards for review. This too was reviewed by the Independent Counsel to the Independent Committees. Prior to the Fairness Opinion's final approval, a meeting of members of both Independent Committees, Counsel to the Corporation and Corporate Valuation Services was held to confirm the basis of the Amalgamation's relevant share exchange ratios.

At a meeting of the Independent Committee of CMI held on March 5, 2009 the Amalgamation Agreement, Formal Valuation and Fairness Opinion were formally approved. At a follow up meeting of the CMI Board of Directors held on March 6, 2009 the CMI Board approved the execution of the Amalgamation Agreement and the issuance of a related Press Release as well as the filing of the appropriate documentation with the Regulatory Authorities.

At a meeting of the Independent Committee of Genterra held on March 6, 2009 the Amalgamation Agreement, Formal Valuation and Fairness Opinion were formally approved. At a follow up meeting of the Genterra Board of Directors held on March 6, 2009 the Genterra Board approved the execution of the Amalgamation Agreement and the issuance of a related Press Release as well as the filing of the appropriate documentation with the Regulatory Authorities

The CMI and Genterra Boards held updates regarding the amalgamation process during their regularly scheduled Board Meetings.

Because of the time delay between the date of the December 31, 2008 Formal Valuations and the Fairness Opinion and the anticipated mailing date of the relevant documents to the CMI and Genterra Shareholders in anticipation of the CMI and Genterra Meetings, the respective Independent Committees engaged HJF Financial Inc. and Corporate Valuation Services Limited to prepare updates as at August 31, 2009 to the CMI and Genterra December 31, 2008 Formal Valuations. Corporation Valuation Services were also engaged to provide an update as at August 31, 2009 of the December 31, 2008 Fairness Opinion. In anticipation of the Genterra Formal Valuation Update, Integris Real Estate Counselors were engaged by Genterra to provide an up-to-date Fair Market Valuation of Genterra's five real estate properties. This up-to-date Fair Market Property Valuation was provided by Genterra to Corporate Valuation Services Inc. Draft updates as of August 31, 2009 to the Formal Valuations as at December 31, 2008 for CMI and Genterra were prepared by HJF Financial Inc. and Corporate Valuation Services Limited respectively. These draft Updates were reviewed by the members of the respective CMI and Genterra Independent Committees. Once the draft Updates were approved by the respective Independent Committees, Corporate Valuation Services Limited utilized the CMI and Genterra August 31, 2009 updates to the December 31, 2008 Formal Valuations to finalize a draft update to the Fairness Opinion as at that date. The draft Update to the Fairness Opinion was then circulated to the two Independent Boards for review and approval.

Recommendation of the Genterra Board of Directors

Genterra’s board of directors has determined based on, among other things, the considerations noted below, that the terms of the Amalgamation are in the best interests of Genterra and are fair to the holders of Genterra Shares and unanimously recommends that Genterra Shareholders vote in favour of the Genterra Amalgamation Resolution. In reaching its conclusion, Genterra’s board of directors considered, among other things, the following:

1.	management’s review of, and advice with respect to, results of operations and prospects of each of Genterra and CMI;

2.	the security exchange ratios provided for in the Amalgamation Agreement;

3.	management team of Amalco;

4.
the fact that the Amalgamation must be approved by: (i) a Special Resolution passed by not less than two-thirds of the votes cast at the Genterra Meeting by each class of Genterra Shareholders voting separately as a class and; (ii) Majority of the Minority Approval of the Genterra Shareholders in accordance with MI 61-101 (see “PART II - THE AMALGAMATION - Shareholder Approval- Majority of the Minority Approval”); and

5.
the fact that the Amalgamation includes provisions which will permit Genterra Shareholders who oppose the Amalgamation to, upon compliance with certain conditions, dissent from the approval of the Amalgamation Agreement in accordance with the OBCA and be paid the fair value of their Genterra Shares as provided therein.

Recommendation of the CMI Board of Directors

CMI’s board of directors has determined based on, among other things, the considerations noted below that the terms of the Amalgamation are in the best interests of CMI and are fair to CMI Shareholders, and recommends that CMI Shareholders vote in favour of the CMI Amalgamation Resolution. In reaching its conclusion, CMI’s board of directors considered, among other things, the following:

1.	management’s review of, and advice with respect to, results of operations and prospects of each of Genterra and CMI;

2.	the security exchange ratios provided for in the Amalgamation Agreement;

3.	management team of Amalco;

4.
the fact that the Amalgamation must be approved by: (i) a Special Resolution passed by not less than two-thirds of the votes cast at the CMI Meeting by CMI Shareholders; and (ii) Majority of the Minority Approval of the CMI Shareholders in accordance with MI 61-101.  “PART II - THE AMALGAMATION - Shareholder Approval- Majority of the Minority Approval”); and

5.
the fact that the Amalgamation includes provisions which will permit CMI Shareholders who oppose the Amalgamation to, upon compliance with certain conditions, dissent from the approval of the Amalgamation Agreement in accordance with the OBCA and be paid the fair value of their CMI Shares as provided therein.

Conditions of the Amalgamation

The Amalgamation Agreement contains a number of conditions precedent to the obligations of parties. Unless all of such conditions are satisfied or waived by the party for whose benefit such conditions exist, to the extent they may be capable of waiver, the Amalgamation will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.  The Amalgamation Agreement does not contain any provision for termination fees. For complete details of the conditions to the Amalgamation, see the Amalgamation Agreement attached as Schedule 1 hereto.

Among other things, the closing of the Amalgamation is subject to the following conditions:

(a)	the Amalgamation shall have been approved by not less than two-thirds of the votes cast by holders of CMI Shares at the CMI Meeting in accordance with applicable laws;

(b)	the Amalgamation shall have been approved by not less than two-thirds of the votes cast by holders of Genterra Shares at the Genterra Meeting in accordance with applicable laws;

(c)	the TSX or the TSXV shall have conditionally approved the listing thereon of the Amalco Common Shares to be issued pursuant to the Amalgamation as of the Effective Date;

(d)
all other appropriate regulatory approvals shall have been obtained or received from the persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions shall have been complied with, the failure to obtain which would, individually or in the aggregate, have a material adverse effect on Genterra, CMI or Amalco after the Effective Date;

(e)
there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated under the Amalgamation Agreement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated under the Amalgamation Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated under the Amalgamation Agreement in accordance with the terms and conditions hereof or thereof;

(f)	there shall not exist any prohibition at law against the completion of the Amalgamation;

(g)
none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto acting reasonably;

(h)	the Amalgamation Agreement shall not have been terminated; and

(i)	no holder of CMI Shares and no holder of Genterra Shares shall have exercised Dissent Rights.

The above conditions are for the mutual benefit of Genterra and CMI and may be waived, in whole or in part, by Genterra and CMI at any time.

The obligation of Genterra to complete the Amalgamation is subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a)
CMI shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements under the Amalgamation Agreement to be performed and complied with by it on or before the Effective Date;

(b)
each of the representations and warranties of CMI under the Amalgamation Agreement shall be true and correct in all respects on the date of the Amalgamation Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by the Amalgamation Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a material adverse effect on CMI;

(c)
except as disclosed in writing to Genterra, since the date of the Amalgamation Agreement, there shall have been no material adverse effect with respect to CMI or any event, occurrence or development, including the commencement of any action, suit or other legal proceeding which would be reasonably expected to have a material adverse effect on CMI;

(d)
Genterra shall have received a certificate of CMI addressed to Genterra and dated the Effective Date, signed on behalf of CMI by two senior executive officers of CMI, confirming that certain conditions have been satisfied;

(e)
since the date of the Amalgamation Agreement, no action, suit or proceeding shall have been taken before or by any governmental entity or by any private entity that would, if successful, have a material adverse effect on CMI, in the sole discretion of Genterra, acting reasonably;

(f)	the board of directors of Genterra shall have received the opinion of a qualified independent valuator as to the fairness of the Amalgamation to the shareholders of Genterra;

(g)
CMI’s board of directors and the CMI Shareholders shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by CMI to permit the consummation of the Amalgamation and the transactions contemplated in the Amalgamation Agreement; and

(h)
all consents and approvals under any agreements to which CMI may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under the Amalgamation Agreement shall have been obtained or received.

The above conditions are for the benefit of Genterra and may be waived, in whole or in part, by Genterra at any time.

The obligation of CMI to complete the Amalgamation is subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a)
Genterra shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements under the Amalgamation Agreement to be performed and complied with by it on or before the Effective Date;

(b)
each of the representations and warranties of Genterra under the Amalgamation Agreement shall be true and correct in all respects on the date of the Amalgamation Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by the Amalgamation Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a material adverse effect on Genterra;

(c)
since the date of the Amalgamation Agreement, there shall have been no material adverse effect with respect to Genterra or any event, occurrence or development, including the commencement of any action, suit or other legal proceeding which would be reasonably expected to have a material adverse effect on Genterra;

(d)
CMI shall have received a certificate of Genterra addressed to CMI and dated the Effective Date, signed on behalf of Genterra by two senior executive officers of Genterra, confirming that certain conditions have been satisfied;

(e)
since the date of the Amalgamation Agreement, no action, suit or proceeding shall have been taken before or by any governmental entity or by any private entity that would, if successful, have a material adverse effect on Genterra, in the discretion of CMI, acting reasonably;

(f)	the board of directors of CMI shall have received the opinion of a qualified independent valuator as to the fairness of the Amalgamation to the shareholders of CMI;

(g)
Genterra’s board of directors and the Genterra Shareholders shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Genterra to permit the consummation of the Amalgamation and the transaction contemplated in the Amalgamation Agreement; and

(h)
all consents and approvals under any agreements to which Genterra may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under the Amalgamation Agreement shall have been obtained or received.

The above conditions are for the benefit of CMI and may be waived, in whole or in part, by CMI at any time.

Shareholder Approval

Corporate Law Shareholder Approval

The Amalgamation must be approved by (i) a Special Resolution of the Genterra Shareholders and CMI Shareholders in accordance with the OBCA; and (ii) Majority of the Minority Approval of the Genterra Shareholders and the CMI Shareholders in accordance with MI 61-101 (see below “PART II - THE AMALGAMATION - Shareholder Approval - Majority of the Minority Approval”).

Pursuant to Section 185 of the OBCA with respect to the Amalgamation, Genterra Shareholders and CMI Shareholders are entitled to exercise rights of dissent in respect of the Amalgamation and, if the Amalgamation becomes effective, to be paid the fair value for their shares. Genterra Shareholders wishing to dissent with respect to the Amalgamation must send written objection to Genterra at or prior to the Genterra Meeting to the head office of Genterra at 106 Avenue Road, Toronto, Ontario, M5R 2H3, Attention: President. CMI Shareholders wishing to dissent with respect to the Amalgamation must send written objection to CMI at or prior to the CMI Meeting to the head office of CMI at 106 Avenue Road, Toronto, Ontario, M5R 2H3, Attention: President. A vote against the Special Resolution regarding the Amalgamation or a withholding of a vote does not constitute such a written objection. See “PART II - THE AMALGAMATION - Dissent Rights”.

Majority of the Minority Approval

The Amalgamation is a “Related Party Transaction” and a “Business Combination” in relation to both CMI and Genterra under MI 61-101 because both CMI and Genterra are directly or indirectly controlled by Fred A. Litwin, Mark Litwin, and Risa Shearer.  See “PART VI - INFORMATION CONCERNING GENTERRA – Principal Security Holders”, and “PART VII – INFORMATION CONCERNING CMI – Principal Security Holders”.

MI 61-101 requires that, in addition to approval of two-thirds of the votes cast by the CMI Shareholders and two-thirds of the votes cast by Genterra Shareholders, in order to complete the Amalgamation, Majority of the Minority Approval of the Genterra Shareholders and Majority of the Minority Approval of the CMI Shareholders must be obtained. In calculating the votes to determine the required level of approval for the Majority of the Minority Approval, all Excluded Shareholders will be excluded from voting. To the knowledge of the management of Genterra and CMI, a total of 2,946,860 CMI Shares, 9,949,247 Genterra Shares, 326,000 Genterra Class A Shares, and 77,592 Genterra Class B Shares are anticipated to be excluded from voting on the approval of the Amalgamation pursuant to MI 61-101. The following table sets out the shareholdings of those persons anticipated to be excluded from voting on the Genterra Amalgamation Resolution and the CMI Amalgamation Resolution for the Majority of the Minority Approval.

	CMI SHARES	GENTERRA SHARES	GENTERRA CLASS A SHARES	GENTERRA CLASS B SHARES
CMI		292,117 Cancelled
DG Acquisition Corp.	1,475,394
First Corporate Equity Ltd.	24,766	637,286		25,724
First Ontario Investments Inc.		412	326,000	1,677
Forum Financial Corporation	49,119	1,617,012		50,191
Genterra Inc.	24 Cancelled
Ianjoy Investments Corp.		55,602
Mar-Risa Holdings Inc.	1,137,500	687,500
Sutton Management Ltd.	167,641	6,659,312
Fred A. Litwin	92,416
Mark I. Litwin		2
Stan Abramowitz		2
Alan Kornblum		2
TOTAL	2,946,860	9,949,247	326,000	77,592
Total Issued and Outstanding	5,076,407	19,339,211	326,000	26,274,918
Percentage of Outstanding to be Excluded from Vote	58%	51%	100%	0.3%

Method of Selection of HJF Financial Inc. and CVS

At the April 24 2008 Board Meetings for both CMI and Genterra wherein the potential Merger was initially considered, Independent Committee’s of Directors of both CMI and Genterra were set up with the mandate to evaluate and recommend on the Amalgamation process. The Independent Committees for both CMI and Genterra, as part of this mandate, each engaged separate Independent Counsel. Independent Counsel to the CMI and Genterra Independent Committee’s advised that as part of the merger process, separate Formal Valuations for both Companies, prepared by separate qualified Business Valuators, would need to be prepared. Independent Counsel to the Independent Committees also advised that in addition to the Formal Valuations, an Opinion as to the Fairness of the Amalgamation to the Shareholders would also be required and that this could be prepared by one of the Business Valuators. The Independent Committees identified a number of qualified business valuators based upon prior engagements, professional credentials and educational background. Individual interviews were then conducted with those candidates that the Independent Committees were most confident with.

Having been previously satisfied with CVS’s services to Genterra and the fact that because of these services CVS already possessed a substantial knowledge base on Genterra, the Genterra Independent Committee felt that CVS was best suited to prepare the Genterra Formal Valuation.  James Catty, the president of CVS is a Chartered Accountant - Ontario, Chartered Financial Analyst - US, Chartered Business Valuator - Canada, Certified Public Accountant, and a Certified Fraud Examiner. Genterra’s Independent Committee met with CVS and engaged them to prepare the Genterra Formal Valuation. CVS were paid $6,500 by Genterra for the Genterra Formal Valuation and $3,000 for the update thereto. CVS is not entitled to any further compensation contingent upon the completion of the Amalgamation.

CMI’s Independent Committee interviewed a number of qualified Business Valuators regarding their possible engagement to prepare the CMI Formal Valuation. Based upon these interviews CMI’s Independent Committee decided that HJF Financial Inc. were best suited and engaged them to prepare the CMI Formal Valuation. CMI and HJF Financial Inc. did not have any prior relationship. Harry Figoff, the president of HJF Financial is a Chartered Business Valuator (CBV) – Canada, Certified Public Accountant (CPA), Certified Financial Planner (CFP), Chartered Financial Analyst (CFA), and Chartered Accountant - Canada. HJF Financial Inc. were paid $10,500 by CMI for the CMI Formal Valuation and $3,500 for the update thereto.HJF is not entitled to any further compensation contingent upon the completion of the Amalgamation.

Genterra Valuation Summary

The following is a summary of the Formal Valuation, dated 26 January 2009, of all the Shares of Genterra as at 31 December 2008 for the purpose of its acquisition through amalgamation by CMI.

On 31 October 2008, the Independent Committee of the Board of Directors of Genterra engaged Corporate Valuation Services Limited ("CVS") to prepare and deliver to the Independent Committee a Formal Valuation of Genterra, under Multilateral Instrument 61-101, as at December 31, 2008 (the “Valuation Date”), using audited Financial Statements as at September 30, 2008.  CVS has been determined to be independent within the meaning of Rule 61-501.

Procedures and methods followed by CVS in preparing the Genterra Formal Valuation:

Information used for the Valuation

In reaching its conclusions of its Formal Valuation, CVS has reviewed and relied upon the following documents and information relating to the assets and liabilities of Genterra:

1.	2007 Annual Report, with Consolidated Financial Statements, audited by Kraft, Berger LLP, Chartered Accountants, Toronto.
2.	Unaudited Interim Financial Report, 30 June 2008.
3.	Audited Consolidated Financial Statements, as at 30 September 2008, dated 23 January 2009.
4.	Notice of Meeting and Management Information Circular for an Annual and Special Meeting of the Shareholders of Genterra Inc. held March 4, 2008.
5.
Current Full Narative Appraisal Reports on: 1095 Stellar Drive, Newmarket; 140 Wendell Avenue, Toronto; and 200 Glendale Avenue, Hamilton; as of 1 August 2008, prepared by Integris Real Estate Counsellors, Toronto.

6.	Current Full Narrative Appraisal Report on 480 Dobbie Drive, Cambridge, ON, as of 15 July 2008 prepared by Integris.
7.	Appraisal of “A Studio/Loft Rental Property, 90 Ontario Street, Toronto, Ontario” as of 21 November 2007, prepared by MacKenzie, Ray, Heron & Edwardh, Real Estate Appraisers & Consultants, Toronto.

CVS’s Formal Valuation is issued subject to the following restrictions and qualifications:

•
CVS reserves the right, but is under no obligation, to revise or withdraw its Formal Valuation, if any information, trends or changed conditions affecting our conclusions, that were in existence before the Valuation Date, become known to CVS after its issue. However, CVS has no responsibility to update it as a result of subsequent events and circumstances;

•
CVS’s Formal Valuation is not intended for general circulation or publication; it is not, and under no circumstances is to be construed to be an offering of securities; any use or reproduction of it for any purpose other than that stated is prohibited without our specific written permission, unless ordered by a court;

•
CVS hereby disclaims all liability to any party other than Genterra, with such liability restricted to negligence on CVS’s part. In particular, CVS denies all responsibility or liability for any losses occasioned to Genterra, its Shareholders, or any other party, resulting from unauthorized circulation, publication, reproduction or use of CVS’s Formal Valuation; neither its author nor CVS makes any representation or warranty as to its accuracy or completeness, and shall have no liability for any representation, expressed or implied, contained in it, or for any omissions from it;

•
The analyses and research used in CVS’s Formal Valuation were carried out by CVS as an independent and neutral expert. No party has put any restrictions on the scope of CVS’s work, estimates or conclusions;

•
CVS did not conduct an audit or review of the consolidated financial position of Genterra, nor seek external verification of any of the information used. CVS cannot express an opinion as to its accuracy, but consider it to be reliable.

Assumptions

CVS’s Formal Valuation of the Shares of Genterra makes the following specific assumptions:

•	All information supplied by the Company is true and correct;
•
Management has informed CVS of all significant factors, contracts or agreements in effect at the Valuation Date that have a bearing on the value of the shares, and they are reflected in CVS’s Formal Valuation;

•	At the Valuation Date, no contracts or agreements were being negotiated that would have a material effect on the operating results of the Company and are not disclosed in CVS’s Formal Valuation;
•	All litigation, pending or threatened, related to Genterra, has been disclosed to CVS;
•	No material adverse change has taken place in the operations or financial position of Genterra between the Valuation Date and the date of CVS’s Formal Valuation;
•
There were no employment contracts, stock option plans, share purchase arrangements or Shareholder Agreements in force at the Valuation Date that would have any material effect on the value of the Shares of Genterra and are not disclosed in CVS’s Formal Valuation;

•	There are no environmental issues which would have a material effect on the operating results of Genterra;
•
Considering the purpose of CVS’s Formal Valuation, no investigation was necessary into potential economies of scale, cost savings or other synergies that might be achieved by a sale of the Shares of Genterra to a special purchaser, nor was any attempt made to identify any such entity;

•	Federal and Provincial Income Tax laws, regulations and rates, in force at the Valuation Date in Canada, will not change for at least the next five years.

Approach to Valuation

In valuing a business, there is no single standard or specific mathematical formula; the approach and factors considered depend on individual circumstances. However, for all businesses, there are three generally accepted approaches: Asset Based, including Replacement Cost; Earnings Based, also comprising Discounted Cash Flows, and Transaction Based, covering stock market activity.

Asset Based Approach

The Asset Based approach is used when either: a purchaser is looking primarily at the underlying financial, physical or intangible assets, or because different segments of the business are more valuable to separate purchasers than as a single ongoing operation. Under this approach, shares are generally valued by one of the following methods:

•	Adjusted Shareholders' Equity - the total of all financial, physical and intangible assets at Fair Market Values, on a going concern basis, less liabilities and any related income taxes.
•
Net Worth/Goodwill Value - the Adjusted Shareholders' Equity, plus an estimate of the effective goodwill based on the application of appropriate rates of return to the financial, physical and intangible assets.

•	Liquidation Value - the total amount expected to be realized on the sale of all assets including intangible items and the winding-up of the business on an orderly basis.

Approach Adopted

Usually there are as many sale prices for a business interest as there are purchasers, and each buyer for a particular business, whether represented by shares or the related assets, will pay a price based on its ability to utilize the resources. In an open market transaction, a purchaser will consider the available synergies, such as reduced competition, assured material supply, guaranteed sales, economies of scale, cost savings, location and proximity to other properties owned by the buyer, etc. Theoretically, each purchaser is able to enjoy such economies of scale in varying degrees, and might therefore pay a different price for a particular pool of assets.

Where no specific third-party purchaser has been clearly identified, it is difficult to be certain of the price that would be paid in an open market transaction. Since control of Genterra has not been offered for sale, CVS could not determine interests and possible synergies available to an outside purchaser. Considering all circumstances, CVS has adopted the Asset Based approach, using the Adjusted Shareholders' Equity method. As the Common Shares are publicly quoted, Transaction Based Values using the stock market activity method have also been taken into account.

Each of the 326,000 Class A Preference Shares is convertible into 20 Common Shares and has $0.31 ($101,819 in total) of accrued dividends. Converting all the 326,000 Class A Preference Shares into Common Shares would require the issuance of 6,520,000 new shares for a total of 25,859,211 Common Shares, a 33.7% increase. The overall dilution in the Fair Market Value is 7.4%.

	Ratio	of Shares	Value	Per Share	Dilution
Class A Preference	20	6,520,000	4,991,819	$0.766	-29.3%
Common	1	19,339,211	20,953,574	$1.083
		25,859,211	25,945,393	$1.003	-7.4%

The equivalent price of the Class A Preference Shares is $20.00 each.

Based upon and subject to the assumptions and qualifications contained in the Formal Valuation, CVS gave its opinion that as at the Valuation Date, the rounded Fair Market Value of all the Shares of Genterra is Twenty Seven Million Two Hundred and Fifty Thousand Dollars ($27,250,000).  This is equivalent to $1.00 (rounded) for each of the 25,859,211 Genterra Common Shares to be issued on a fully diluted basis, assuming complete conversion of the 326,000 Genterra Class A Preference Shares, and $0.05 for each of the 26,274,918 Genterra Class B Preference Shares.

On 6 July 2009 CVS were engaged by the Independent Committee of the Board of Directors of Genterra to prepare and deliver and update to the Genterra Formal Valuation as at August 31, 2009. The update to the Genterra Formal Valuation was dated 9 September 2009. The updated Estimate of Fair Market Value of all the Shares of Genterra at 31 August 2009 was determined by CVS as Twenty Five Million Nine Hundred and Sixty-Five Thousand ($25,965,000). This is equivalent to $0.95 (rounded) for each of the 25,859,211 Genterra Common Shares to be issued on a fully diluted basis, assuming complete conversion of the 326,000 Genterra Class A Preference Shares, and $0.05 for each of the 26,274,918 Genterra Class B Preference Shares.

The Transaction Based Value of $0.65 per Genterra Common Share, is at a discount of 32% to the Fair Market Value.

On December 11, 2009 CVS delivered a further update to the Genterra Formal Valuation and concluded that there was no adjustment as at November 30, 2009 to the fair market value of the outstanding shares of Genterra based on the Update Report as at August 31, 2009.

The Formal Valuation and the updates thereto were provided to the Independent Committee and the Board of Directors of Genterra solely for the purpose of their consideration of the Amalgamation.

The full text of the Formal Valuation and the updates thereto, which sets forth the assumptions, qualifications and considerations in connection with the Formal Valuation, is available for inspection by Shareholders during regular business hours at the head office of Genterra at 106 Avenue Road, Toronto, Ontario.  The Shareholders are urged to read the Formal Valuation in its entirety.  A copy of the Formal Valuation and the updates thereto will be sent without charge to any holder of Genterra Shares upon request.  The Formal Valuation does not constitute advice or a recommendation as to whether Shareholders should vote in favour of the Acquisition or any other transaction.

CMI Valuation Summary

The following is a summary of the Comprehensive Valuation Report, dated January 16, 2009, prepared by HJF Financial Inc. (“HJF”) setting out the comprehensive fair market value (“FMV”) of all the issued and outstanding common shares of Consolidated Mercantile Incorporated (“CMI”) at December 31, 2008 (“Valuation Date”) for the purpose of the merger of CMI with Genterra, a publicly listed and related company, publicly listed in Canada.

On November 10, 2008, the Independent Committee of the Board of Directors of CMI engaged HJF Financial Inc. ("HJF") to prepare and deliver to the Independent Committee a Formal Valuation of CMI, under Multilateral Instrument 61-101, as at December 31, 2008 (the “Valuation Date”), using audited Financial Statements as at December 31, 2007 and interim unaudited Financial Statements as at September 30, 2008.  HJF has been determined to be independent within the meaning of Rule 61-501.

Procedures and methods followed by HJF in preparing the CMI Formal Valuation:

In preparing the CMI Formal Valuation as at December 31, 2008 HJF reviewed and relied upon the following:

1.	CMI Historical consolidated audited:
•	Balance Sheet
•	Statement of Retained Earnings
•	Statement of Accumulated Other Comprehensive Loss
•	Statement of Operations and Other Comprehensive Income
•	Schedule to Financial Statements

for the five (5) fiscal years ended December 31, 2003 to 2007;

2.	CMI Quarterly consolidated unaudited interim financial statements for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

3.	CMI Annual Information Form dated March 17, 2008;

4.	Information obtained from the website of CMI;

5.	Schedules provided by CMI providing details and backup of ‘Cash and Cash Equivalents’ and investments at September 30, 2008 and October 31, 2008;

6.	Schedule of currency transactions in October 2008;

7.	General economic information relating to the economy on or about the Valuation Date;

8.	Historical trading price and trading volume for CMI on the Toronto Stock Exchange from the TMX – Money website for the period January 2008 to November 2008;

9.	Discussions with Mr. Stan Abramowitz, Secretary and Chief Financial Officer of CMI;

10.	Discussions with Mr. Ian Dalrymple, independent director and Chairman of CMI Independent Committee of Directors;

HJF did not audit, corroborate or otherwise independently verified any of the information provided by CMI management and CMI upon which HJF’s conclusions are based.

HJF were provided a letter of representation signed by Mr. Stan Abramowitz, Secretary and Chief Financial Officer of CMI, wherein CMI confirmed certain representations made to HJF, including a general representation that:

1.	CMI has reviewed HJF’s report in draft form and have discussed it with HJF;

2.	CMI is satisfied with HJF’s explanations and the approach adopted by HJF as set out in their report; and

3.
CMI confirmed they have no information or knowledge not disclosed in the report with respect to HJF’s calculation of FMV of all the issued and outstanding common shares of CMI, which could reasonably be expected to alter HJF’s conclusions therein;

Major Assumptions

In determining the comprehensive FMV for all the issued and outstanding shares of CMI HJF relied upon the following assumptions in addition to the assumptions identified throughout its report:

1.
All historical annual and quarterly financial statements provided to HJF by CMI management present fairly, in all material respects, the financial position, the operating results and changes in the financial position of CMI for the relevant periods reported on;

2.
At the Valuation Date, CMI had no materially contingent liabilities, environmental issues, unusual contractual obligations, pending or threatened litigation or substantial commitments other than those disclosed in HJF’s report;

3.
At the Valuation Date there were no contracts being negotiated that would have a material effect on the future financial position or operating results of CMI other than those disclosed in HJF’s report;

4.
There have been no material events or changes that have occurred between the Valuation Date and date of HJF’s report in CMI’s financial position and operating results that may effect the calculations and conclusions contained in HJF’s report other than those disclosed in HJF’s report; and

5.
HJF did not consider the income tax consequences to CMI shareholders with respect to this transaction. HJF’s comprehensive FMV for all the issued and outstanding common shares of CMI is based on the assumption that CMI shareholders would be able to consummate the proposed transaction without adverse income tax consequences.

Valuation Approaches and Methods Considered by HJF

Valuation Approaches

When valuing a business, two (2) approaches to value can be considered:

1.	A going concern approach; or

2.	A liquidation approach.

According to the definition of FMV, HJF must choose the approach that will give the higher value.

The going concern approach assumes a continuing business enterprise with potential for economic future earnings. The liquidation approach assumes a situation where a business is not viable as a going concern, or the return on assets or equity on a going concern basis be inadequate. The determination of the most appropriate valuation approach in a particular situation first requires assessment of whether or not the business is a going concern.

Generally, the FMV of an asset may be estimated based on the appropriate application of the Income, Market, and Cost Approaches. Although all three (3) approaches may be considered in a valuation analysis, the nature of the asset and the availability of information will dictate which approach or approaches are applied to estimate the FMV of the asset.

Asset Approach

The Asset Approach relies on the principal of substitution and recognizes that a prudent investor would pay no more for an asset than the cost to replace it with an identical or similar unit of equivalent utility.

The Asset Approach includes the adjusted net assets method. Under this method, a valuation analysis is performed for a company’s identified capital, financial, and other assets and the liabilities. The individual values of these assets are then aggregated and the values of the liabilities are deducted to determine the value of the entity.

Holding Companies

A holding company generally is thought of as one that carries on no active business of its own, but whose principal activity is investment in various other assets. As such, the assets of holding companies may include investments in operating companies.

Earnings generated by a holding company in the form of dividends normally are less significant from a value perspective than is the appreciating value of the underlying investments themselves.  Accordingly, holding companies typically are valued pursuant to the adjusted net book value methodology where each asset, investment, or division separately is valued on a market or going concern value basis as appropriate. As a result, holding companies generally are valued as a 'collection of individual assets' such that no intangible value (or goodwill) exists within the holding company itself.

Approach Selected

CMI is a management holding company and the appropriate valuation approach selected by HJF to determine fair market value of CMI is the Asset Approach. The fair market value of CMI is not necessarily related directly to the earnings of the Company, but rather is tied to the fair market value of the assets the Company holds.

Pursuant to the Asset Approach, the book values of CMI have been converted by HJF to their respective fair market values. Latent income taxes have been provided for on the actual and accrued gains associated with the assets.

Based upon and subject to the assumptions and qualifications contained in the Formal Valuation, HJF gave its opinion that as at the Valuation Date, the fair market value of all the issued and outstanding CMI Shares is in the range of Seventeen Million Three Hundred and Fifty Eight Thousand Two Hundred and Eighty One dollars Canadian ($17,358,281) or Three Dollars and Forty Two Cents Canadian ($3.42) per share based on Five Million and Seventy Six Thousand Four Hundred and Seven (5,076,407) common shares outstanding. This fair market value is predicated on the redemption of the CMI Class A Preference shares prior to the merger.

On 25 June 2009 HJF were engaged by the Independent Committee of the Board of Directors of CMI to prepare and deliver and update to the CMI Formal Valuation as at August 31, 2009. The update to the CMI Formal Valuation was dated September 2, 2009. The updated Estimate of The fair market value of all the issued and outstanding common shares of CMI at August 31, 2009 was determined by HJF as Sixteen Million Two Hundred and Eighty-Six Thousand Four Hundred and One Dollars ($16,286,401.00) or Three Dollars and Twenty One Cents ($3.21) per share based on Five Million and Seventy Six Thousand Four Hundred and Seven (5,076,407) common shares outstanding.

On November 30, 2009 HJF delivered a further update to the CMI Formal Valuation and concluded that there was no adjustment as at November 30, 2009 to the fair market value of the outstanding common shares of CMI based on the Update Report as at August 31, 2009.

The Formal Valuation and the updates thereto were provided to the Independent Committee and the Board of Directors of CMI solely for the purpose of their consideration of the Amalgamation.

The full text of the Formal Valuation and the updates thereto, which sets forth the assumptions, qualifications and considerations in connection with the Formal Valuation, is available for inspection by Shareholders during regular business hours at the head office of CMI at 106 Avenue Road, Toronto, Ontario.  The Shareholders are urged to read the Formal Valuation in its entirety.  A copy of the Formal Valuation and the updates thereto will be sent without charge to any holder of CMI Shares upon request.  The Formal Valuation does not constitute advice or a recommendation as to whether Shareholders should vote in favour of the Acquisition or any other transaction.

Fairness Opinion

On October 31, 2008 CVS was retained to prepare and deliver to the Independent Committees of Genterra and CMI an opinion that the terms of the proposed Amalgamation of Genterra and CMI to form one continuing corporation described herein are fair to each of such corporations and their respective shareholders from a financial point of view.  A copy of the CVS opinion that the terms of the Amalgamation is fair to each of the amalgamating corporations and their respective shareholders is annexed as Schedule 6 to this Circular.  Shareholders are urged to read the CVS Fairness Opinion in its entirety.  The CVS Fairness Opinion is not a recommendation as to how Shareholders should vote with respect to the Amalgamation.

Genterra and CMI’s Independent Committees met with CVS and jointly agreed to engage CVS to prepare the requisite Fairness Opinion. CVS were paid $3,000 for the initial Fairness Opinion and $3,800 for the update thereto. The cost of the Fairness Opinion and the update thereto were born equally by Genterra and CMI. CVS is not entitled to any further compensation contingent upon the completion of the Amalgamation.

Approach used by CVS in preparing the Fairness Opinion:

The purpose of CVS’s Fairness Opinion and the update thereto is to supply information to the Directors and shareholders of both Genterra and CMI in considering and approving the acquisition through the amalgamation of all the Shares of Genterra by CMI.

Relative Values

In a “Comprehensive Valuation of the Shares of Consolidated Mercantile Incorporated as at December 31, 2008” dated January 16, 2008 and prepared under Multilateral Instrument 61-101, HJF Financial Inc., Chartered Business Valuators, determined that the Fair Market Value of the 5,076,407 issued and outstanding common shares of CMI was $17,358,000 or $3.42 each.

On January 26, 2009, CVS issued a Formal Valuation, under Multilateral Instrument 61-101, setting out its estimate of Fair Market Value of all the shares of Genterra, as at December 31, 2008. CVS’s estimate of Fair Market Value of all the Shares of Genterra was determined as TWENTY SEVEN MILLION TWO HUNDRED AND FIFTY THOUSAND DOLLARS ($27,250,000). This is equivalent to $1.00 (rounded) for each of the 25,859,211 Genterra Common Shares to be issued on a fully diluted basis, assuming complete conversion of the 326,000 Genterra Class A Preference Shares, and $0.05 for each of the 26,274,918 Genterra Class B Preference Shares.

Bases upon these Valuation Reports CVS compared the relative Financial Positions and Fair Market Values of the shares of both Companies.

Exchange Ratios

The relative Fair Market Values of the common shares ($3.42 for CMI and $1.00 for Genterra) suggested an exchange ratio of 3.4 AMALCO common shares for each CMI common share and one (1) AMALCO common share for each Genterra common share. However there were certain other factors considered by CVS.

CMI

The bulk (95%) of the CMI assets are either cash (77%) or easily convertible into cash (18%). This gives the CMI portfolio two characteristics at the Valuation Date. The first is CMI’s very much lower risk than that of Genterra, which is substantially invested in real estate. The second is minimal potential returns for CMI (0.71% for Treasury Bills on the Valuation Date).

Such low rates (even when upgraded to Bankers Acceptances at 1.41%) are not likely to generate sufficient taxable income for CMI to use up all of its tax losses which expire in 2026 at the latest. Management has stated that after the Amalgamation, the taxable income of Genterra should be sufficient to absolve the whole CMI loss carry forward in one year. Allowing for this reduction in tax benefits to CMI, CVS has determined that the value of a CMI common share on its own, will be only $3.34.

Genterra

The real estate appraisals underlying the Fair Market Value of the Genterra shares took place during late 2007 and the summer of 2008. Since then, liquidity in the ICI (Industrial, Commercial and Investment) real estate market has been substantially reduced.  However there is not enough evidence to establish the amount, if any, of a reduction in the Fair Market Value (as defined) of the Genterra properties. However CVS determined that a small premium for the CMI shares over the relative Fair Market Values to reflect the lower risk and return of its portfolio seems appropriate.

At a joint telephone meeting of certain Directors of both companies attended by a representative of CVS, exchange ratios of 3.6 AMALCO common shares for each CMI common share and one (1) AMALCO common share for each Genterra common share were proposed. The members of both Boards present during the meeting, unanimously agreed to those ratios. They result in a small dilution (-1.9%) for Genterra shareholders and a 7.8% premium for the CMI Shareholders to reflect their lesser risk.

Stock Market Trading

CMI is listed on the Toronto Stock Exchange (TSX), while Genterra trades on the TSX Venture Exchange. Values for the common shares of CMI and Genterra were obtained by two independent approaches, the Adjusted Book Value and the Transaction Based Value, reflecting average prices from stock trading. For this Fairness Opinion, CVS relied on the fully diluted Adjusted Book Values, as the shares of both companies trade at significant discounts to their Adjusted Book Values.

Conclusion

The directors of CMI and Genterra agreed on the following exchange ratios:

Each share of	Shares of AMALCO
CMI Common	3.6 Common
Genterra Class A Series 1 Preference	1 Class A Preference
Genterra Class B Preference	1 Class B Preference
Genterra Common	1 Common

CVS determined that in its opinion, the ratios set out above are fair from a financial point of view, to the shareholders of both CMI and Genterra.

The directors of CMI and Genterra subsequently determined that it is in the best interest of all shareholders to reduce the number of AMALCO common shares to be issued by establishing their value as equivalent to that of a CMI common share. Accordingly, each CMI common share will be exchanged for one AMALCO common share, as will each 3.6 Genterra common shares. This does not change the relative valuations of CMI and Genterra, but the directors believe that the lesser number of issued AMALCO common shares will enhance their prospects for an increased trading price and compliance with market listing requirements.

On September 9, 2009, based upon August 31, 2009 updates to the CMI and Genterra December 31, 2008 Formal Valuations prepared by HJF Financial Inc. and CVS respectively, CVS provided an update to the “fairness from a financial point of view” of the terms of the Amalgamation share exchange ratios to form AMALCO. In this update, CVS determined that based on August 31, 2009 updates to the CMI and Genterra Valuations, the exchange of 1 AMALCO common shares for each CMI common share and 1 AMALCO common share for each 3.6 Genterra common shares, the ratios selected by the Directors of Genterra and CMI, are still fair, from a financial point of view, to the shareholders of both companies.

On December 11, 2009, based upon November 30, 2009 updates to the CMI and Genterra December 31, 2008 Valuations prepared by HJF Financial Inc. and CVS respectively, CVS provided a further update to the “fairness from a financial point of view” of the terms of the Amalgamation share exchange ratios to form Amalco . In this update CVS concluded that the ratios selected by the Directors of Genterra and CMI are still fair from a financial point of view to the shareholders of both companies.

A copy of the CVS opinion and the updates thereto, that the terms of the Amalgamation is fair to each of the amalgamating corporations and their respective shareholders is attached as a schedule to this Circular.  Shareholders are urged to read the CVS Fairness Opinion in its entirety.  The CVS Fairness Opinion is not a recommendation as to how Shareholders should vote with respect to the Amalgamation.

Genterra Formal Valuation

In 2008 Genterra acquired all of the shares of Ninety Ontario Street Inc. (a related party) and undertook a Share Capital Reorganization. Both of these transactions required prior Shareholder Approval and required Genterra to obtain the following:

-	A Formal Valuation of Ninety Ontario Street Inc.
-	A Fairness Opinion regarding the acquisition of Ninety Ontario Street Inc.
-	A Fairness Opinion of the proposed Share Reorganization

Prior to these two transactions in 2008, CVS had provided Genterra with (i) a Fairness Opinion dated October 29, 1996, in connection with the amalgamation on February 28, 1997 of Genterra Capital Corporation, First Corporate Capital Inc. and Mutec Equities Ltd., to form Genterra Capital Incorporated, a predecessor corporation of Genterra Inc., and (ii) a Formal Valuation and Fairness Opinion, dated January 17, 2003, with an addendum thereto dated March 17, 2003, in connection with the amalgamation on December 31, 2003 of Mirtronics Inc. and Genterra Investment Corporation, to form Genterra Inc.

These documents were prepared for Genterra by CVS. CVS charged Genterra $11,720 or the preparation of these three documents.

Having been previously satisfied with CVS’s services to the Company and the fact that because of these services CVS already possessed a substantial knowledge base on the Company, The Genterra Independent Committee felt that CVS was best suited to prepare the Genterra Formal Valuation. Genterra’s Independent Committee met with CVS and engaged them to prepare the Genterra Formal Valuation. CVS were paid $6,500 by Genterra for the Genterra Formal Valuation and $3,000 for the update thereto. CVS is not entitled to any further compensation contingent upon the completion of the Amalgamation.

CMI Formal Valuation

CMI’s Independent Committee interviewed a number of qualified Business Valuators regarding their possible engagement to prepare the CMI Formal Valuation. Based upon these interviews CMI’s Independent Committee decided that HJF Financial Inc. were best suited and engaged them to prepare the CMI Formal Valuation.  CMI and HJF Financial Inc. did not have any prior relationship. HJF Financial Inc. were paid $10,500 by CMI for the CMI Formal Valuation and $3,500 for the update thereto.HJF is not entitled to any further compensation contingent upon the completion of the Amalgamation.

Fairness Opinion

Genterra and CMI’s Independent Committees met with CVS and jointly agreed to engage CVS to prepare the requisite Fairness Opinion. CVS was paid $3,000.00 for the initial Fairness Opinion and $3,800.00 for the update thereto.  The cost of the Fairness Opinion and the update thereto were born equally by Genterra and CMI.  CVS is not entitled to any further compensation contingent upon the completion of the Amalgamation.

-  -

Regulatory Approvals and Filings

Neither Genterra nor CMI are aware of material licences or regulatory permits which might be adversely affected by the Amalgamation or of any approval or other action by any federal, provincial, state or foreign government or administrative or regulatory agency that would be required to be obtained prior to the completion of the Amalgamation, other than by the Exchange.

Dissent Rights

The following description of the rights of Dissenting Shareholders to dissent in respect of the Amalgamation is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such holder’s shares and is qualified in its entirety by the reference to the full text of section 185 of the OBCA, in respect of the Amalgamation, which is attached to this Circular as Schedule 5. A registered shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of that section. Failure to strictly comply with the provisions of that section and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Genterra Dissent Rights

A Genterra Shareholder is entitled, in addition to any other right such holder may have, to dissent and, if the Amalgamation becomes effective, to be paid by Genterra the fair value of the Genterra Shares held by such holder in respect of which such holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. A Genterra Shareholder may dissent only with respect to all of the Genterra Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. Only registered holders of Genterra Shares may dissent. Persons who are beneficial owners of Genterra Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Genterra Shares. A registered holder, such as a broker, who holds Genterra Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Genterra Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of Genterra Shares covered by it.

A Dissenting Shareholder must send to Genterra a written objection to the Special Resolution, which written objection must be received at the head office of Genterra before the Genterra Meeting, or by the chairman of the Genterra Meeting at or before the Genterra Meeting. A Genterra Shareholder wishing to exercise the right to dissent with respect to such holder’s Genterra Shares shall not vote the holder’s Genterra Shares at the Genterra Meeting, either by the submission of a proxy or by personally voting in favour of the Special Resolution. An application may be made to the Court by Genterra or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s Genterra Shares. If such an application to the Court is made by Genterra or a Dissenting Shareholder, Genterra must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the board of directors to be the fair value of the Genterra Shares. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least ten days before the date on which the application is returnable, if Genterra is the applicant, or within ten days after Genterra is served with notice of the application, if a shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined. A Dissenting Shareholder may make an agreement with Genterra for the purchase of such holder’s Genterra Shares in the amount of the offer made by Genterra (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Genterra Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Genterra Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Genterra and in favour of each of those Dissenting Shareholders, and fixing the time within which Genterra must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Genterra Shareholder ceases to have any rights as a Genterra Shareholder, until the date of payment.

Upon the Amalgamation becoming effective, or upon the making of an agreement between Genterra and the Dissenting Shareholder as to the payment to be made by Genterra to the Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Genterra Shareholder will cease to have any rights as a Genterra Shareholder other than the right to be paid the fair value of such holder’s Genterra Shares, in the amount agreed to between Genterra and the Genterra Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Genterra Shareholder may withdraw its dissent, or Genterra may rescind the Special Resolution, and in either event the dissent and appraisal proceedings in respect of that Genterra Shareholder will be discontinued.

Genterra shall not make a payment to a Dissenting Shareholder under section 185 of the OBCA: (a) if there are reasonable grounds for believing (i) that Genterra is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of the assets of Genterra would thereby be less than the aggregate of its liabilities; or (b) if on the Effective Date the Dissenting Shareholder is not the owner of the subject Genterra Shares. In such event, Genterra shall notify each Dissenting Shareholder that is unable lawfully to pay Dissenting Shareholders for their Genterra Shares, in which case the Dissenting Shareholder may, by written notice to Genterra within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case Genterra shall be deemed to consent to the withdrawal and such Genterra Shareholder shall be reinstated with full rights as a Genterra Shareholder, failing which such Dissenting Shareholder retains a status as a claimant against Genterra to be paid as soon as Genterra is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Genterra but prior to its shareholders.

CMI Dissent Rights

A CMI Shareholder is entitled, in addition to any other right such holder may have, to dissent and, if the Amalgamation becomes effective, to be paid by CMI the fair value of the CMI Shares held by such holder in respect of which such holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. A CMI Shareholder may dissent only with respect to all of the CMI Shares held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. Only registered holders of CMI Shares may dissent. Persons who are beneficial owners of CMI Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such CMI Shares. A registered holder, such as a broker, who holds CMI Shares as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the CMI Shares held for such beneficial owners. In such case, the demand for dissent should set forth the number of CMI Shares covered by it.

A Dissenting Shareholder must send to CMI a written objection to the Special Resolution, which written objection must be received at the head office of CMI before the CMI Meeting, or by the chairman of the CMI Meeting at or before the CMI Meeting. A CMI Shareholder wishing to exercise the right to dissent with respect to such holder’s CMI Shares shall not vote the holder’s shares at the CMI Meeting, either by the submission of a proxy or by personally voting in favour of the Special Resolution. An application may be made to the court by CMI or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder’s CMI Shares. If such an application to the Court is made by CMI or a Dissenting Shareholder, CMI must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay the Dissenting Shareholder an amount considered by the board of directors to be the fair value of the CMI Shares. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least ten days before the date on which the application is returnable, if CMI is the applicant, or within ten days after CMI is served with notice of the application, if a shareholder is the applicant. The offer will be made on the same terms to each Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined. A Dissenting Shareholder may make an agreement with CMI for the purchase of such holder’s CMI Shares in the amount of the offer made by CMI (or otherwise) at any time before the Court pronounces an order fixing the fair value of the CMI Shares.

A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the CMI Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against CMI and in favour of each of those Dissenting Shareholders, and fixing the time within which CMI must pay that amount payable to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the shareholder ceases to have any rights as a shareholder, until the date of payment.

Upon the Amalgamation becoming effective, or upon the making of an agreement between CMI and the Dissenting Shareholder as to the payment to be made by CMI to the Dissenting Shareholder, or upon the pronouncement of a court order, whichever first occurs, the CMI Shareholder will cease to have any rights as a CMI Shareholder other than the right to be paid the fair value of such holder’s shares, in the amount agreed to between CMI and the CMI Shareholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the CMI Shareholder may withdraw its dissent, or CMI may rescind the Special Resolution, and in either event the dissent and appraisal proceedings in respect of that CMI Shareholder will be discontinued.

CMI shall not make a payment to a Dissenting Shareholder under section 185 of the OBCA: (a) if there are reasonable grounds for believing (i) that CMI is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) that the realizable value of the assets of CMI would thereby be less than the aggregate of its liabilities; or (b) if on the Effective Date the Dissenting Shareholder is not the owner of the subject shares. In such event, CMI shall notify each Dissenting Shareholder that is unable lawfully to pay Dissenting Shareholders for their shares, in which case the Dissenting Shareholder may, by written notice to CMI within 30 days after receipt of such notice, withdraw such holder’s written objection, in which case CMI shall be deemed to consent to the withdrawal and such CMI Shareholder shall be reinstated with full rights as a CMI Shareholder, failing which such Dissenting Shareholder retains a status as a claimant against CMI to be paid as soon as CMI is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of CMI but prior to its shareholders.

Resale of Amalco Shares

The Amalco Shares to be issued in exchange for Genterra Shares or CMI Shares pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws. Amalco Shares will generally be “freely tradable” (other than as a result of any “control person” restrictions which may arise by virtue of ownership thereof and subject to customary restrictions of general application) under applicable Canadian securities laws.

All Amalco Shareholders are urged to consult their legal advisor to ensure that the resale of their Amalco Shares complies with applicable securities legislation. Holders of Amalco Shares residing elsewhere than in Canada are urged to consult their legal advisor to determine the extent of all applicable resale provisions.

-  -

Exchange of Share Certificates

Upon completion of the Amalgamation, Genterra Shareholders and, CMI Shareholders (other than Dissenting Shareholders) will be deemed to be Amalco Shareholders as of the Effective Date and former registered Genterra Shareholders and CMI Shareholders will be entered into the register of holders of Amalco Shares without further act or formality. Enclosed with this Circular are letters of transmittal for Genterra Shareholders and CMI Shareholders. Those letters of transmittal are to be used to exchange share certificates of CMI or Genterra, as applicable, for certificates representing Amalco Shares. The letters of transmittal contain complete instructions on how shareholders are to exchange their Genterra or CMI share certificates. Registered shareholders (other than Dissenting Shareholders) should read and follow those instructions. The Genterra letter of transmittal and the CMI letter of transmittal, when properly completed, executed and returned together with a certificate or certificates representing Genterra Shares or CMI Shares, as applicable, and all other required documents, will enable each registered Genterra Shareholder or CMI Shareholder (other than Dissenting Shareholders) to obtain the certificates representing the number of Amalco Shares to which it is entitled under the Amalgamation.

The enclosed letters of transmittal, together with certificates representing Genterra Shares and CMI Shares, should be returned only after the Genterra Amalgamation Resolution and the CMI Amalgamation Resolution have been approved at the Genterra Meeting and the CMI Meeting, respectively, and a joint public announcement has been made by Genterra and CMI that specifies the Effective Date of the Amalgamation.

Amalco will not issue fractional shares to Shareholders as a result of the Amalgamation. In the event that a Shareholder would otherwise be entitled to a fractional share, the number of shares issued to such Shareholder shall be rounded up to the next greater whole number of shares if the fractional entitlement is equal to or greater than 0.5 and shall, without any additional compensation, be rounded down to the next lesser whole number of shares if the fractional entitltement is less than 0.5.  In calculating such fractional interests, all shares registered in the name of or beneficially held by such Shareholder or their nominee shall be aggregated.

To the extent that a holder of Genterra Shares or CMI Shares which were exchanged pursuant to the Amalgamation shall not have complied with the provisions of the Amalgamation with respect to exchange of securities on or before the date which is six years after the Effective Date, then the Amalco Shares issued to such holder of Genterra Shares or CMI Shares pursuant to the Amalgamation shall be cancelled automatically without any repayment of capital in respect thereof and the certificates representing such Amalco Shares held by Computershare Trust Company of Canada shall be delivered to Amalco and cancelled and the interest of such holder of Genterra Shares or CMI Shares, as the case may be, in such Amalco Shares shall be terminated.

Effective Date of Amalgamation

It is anticipated that the Amalgamation will become effective after the requisite shareholder and regulatory approvals have been obtained and all other conditions to the Amalgamation have been satisfied or waived. It is anticipated that the Effective Date of the Amalgamation will be on or about March 1, 2010.

Canadian Federal Income Tax Considerations

This summary is of a general nature only and is not intended to be, nor shall it be construed to be, legal or tax advice to any particular shareholder.  Accordingly, holders of Genterra Shares and CMI Shares are urged to consult their own tax advisors for advice regarding the income tax consequences of the Amalgamation and the exercise of dissent rights having regard to their particular circumstances.

The following summary describes, as of the date of this Circular, the material Canadian federal income tax considerations under the ITA of the Amalgamation applicable to Genterra Shareholders and CMI Shareholders who at all relevant times and for purposes of the ITA deal at arm’s length and are not affiliated with Genterra or CMI, and who hold their Genterra Shares or CMI Shares, and will hold their Amalco Shares, as capital property.

Genterra Shares, CMI Shares and Amalco Shares will generally be considered to be capital property to the holder provided that the holder does not hold such securities in the course of carrying on a business and has not acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade. This summary does not take into account the “mark-to-market rules” in the ITA that apply to “financial institutions”. Holders that are “financial institutions” for the purposes of these rules should consult their own tax advisors.

This summary is based on the current provisions of the ITA, the current regulations thereunder (the “Regulations”) and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency. This summary also takes into account all specific proposals to amend the ITA and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date of this Circular (collectively, the “Proposed Amendments”). No assurance can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes to the law, whether by judicial, governmental or legislative action or changes in the administrative practices and policies of the Canada Revenue Agency, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein.

Holders Resident in Canada

The following portion of this summary is applicable to holders of Genterra Shares or CMI Shares and those persons who become holders of Amalco Shares as a consequence of the Amalgamation, who, for the purposes of the ITA and any applicable income tax convention, at all relevant times, are resident in Canada or are deemed to be resident in Canada. Certain Canadian resident holders whose Genterra Shares or CMI Shares might not otherwise qualify as capital property may make an irrevocable election in accordance with subsection 39(4) of the ITA to deem the shares and every “Canadian security” (as defined in the ITA) owned by such holders to be capital property in the taxation year of the election and in all subsequent taxation years. A Canadian security is defined to include shares of a corporation resident in Canada but does not include warrants or options. Any holder of Genterra Shares or CMI Shares contemplating making such election should first consult their tax advisor as its completion will affect the income tax treatment of their disposition of other Canadian securities.

Holders of Genterra Shares on Amalgamation

Holders of Genterra Shares (other than holders of Genterra Shares who dissent from the Amalgamation) will realize neither a capital gain nor a capital loss on the Amalgamation as a result of the Genterra Shares being disposed of in exchange for Amalco Shares.

The aggregate adjusted cost base of the Amalco Shares received by a Genterra Shareholder on the Amalgamation will be equal to the aggregate adjusted cost base to the Genterra Shareholder of the Genterra Shares disposed of in exchange for such Amalco Shares by virtue of the Amalgamation. The holder’s cost of such Amalco Shares must be averaged with the adjusted cost base of any other Amalco Shares held by the holder to determine the holder’s adjusted cost base of such Amalco Shares.

-  -

Holders of CMI Shares on Amalgamation

Holders of CMI Shares (other than holders of CMI Shares who dissent from the Amalgamation) will realize neither a capital gain nor a capital loss on the Amalgamation as a result of the CMI Shares being disposed of in exchange for Amalco Shares.

The aggregate adjusted cost base of the Amalco Shares received by a CMI Shareholder on the Amalgamation will be equal to the aggregate adjusted cost base to the holder of the CMI Shares disposed of in exchange for such Amalco Shares by virtue of the Amalgamation. The holder’s cost of such Amalco Shares must be averaged with the adjusted cost base of any other Amalco Shares held by the holder to determine the holder’s adjusted cost base of such Amalco Shares.

Shareholders Not Resident in Canada

The following portion of the summary is generally applicable to holders of Genterra Shares or CMI Shares who, for purposes of the ITA and any applicable income tax convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held the Genterra Shares or CMI Shares and who do not use or hold and are not deemed to use or hold the Genterra Shares or CMI Shares in carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Taxation of Capital Gains and Losses

A Non-Resident Holder of Genterra Shares or CMI Shares who participates in the Amalgamation will generally be subject to the same tax consequences as a Canadian resident holder on the Amalgamation, as discussed above. Accordingly, a Non-Resident Holder who disposes of Genterra Shares or CMI Shares in exchange for Amalco Shares on the Amalgamation will generally realize neither a capital gain nor a capital loss, as discussed above under the heading, “PART II - THE AMALGAMATION - Canadian Federal Income Tax Considerations - Holders of Genterra Shares on Amalgamation”.

Dissenting Shareholders

Any shareholder who is considering dissenting in respect of the Amalgamation is urged to consult its own tax advisors with respect to the income tax consequences to them of such action.

Risk Factors

Upon completion of the Amalgamation, Amalco will carry on the business of Genterra and CMI. Accordingly, Amalco’s business will consist of the business currently carried on by Genterra and CMI.  There are a number of inherent risks associated with the business currently carried on by Genterra and CMI. The following are certain risk factors that will be related to the business to be carried on by Amalco, which you should carefully consider. The following information is a summary only and highlights the material risk factors that could significantly affect Amalco’s operations and profitability and are qualified in their entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Circular.

Amalco will be subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, Amalco will have specific risks that it will face, the most significant of which are detailed below.

-  -

The Anticipated Benefits Of The Amalgamation Are Contingent On The Successful Integration Of The Operations Of Genterra And CMI.

The success of the amalgamation will depend, in part, on the ability of Amalco to realize the anticipated synergies and growth opportunities from integrating Genterra’s and CMI's businesses. Amalco’s success in realizing these benefits, beyond the savings in public company and administration costs to be realized from eliminating one public company, and the timing of this realization depends upon the successful integration of the operations of Genterra and CMI. We cannot assure you that the amalgamation will result in the realization of the full benefits we anticipate.

Failing To Consummate The Amalgamation Will Result In Costs To Both Genterra And CMI With No Associated Benefits And The Expiration Of Some Of CMI’s Non-Capital Loss Carry Forwards.

In the event that Genterra and CMI are unable to consummate the Amalgamation, CMI may lose some of its non-capital loss carry forwards as these losses may expire before the generation by CMI, on its own, of sufficient taxable income necessary for the use thereof. In addition, both Genterra and CMI have expended large amounts of managerial time and effort and incurred substantial regulatory, professional and other costs in working towards the Amalgamation. In the event that they were unable to consummate the Amalgamation, these costs will have no benefit to either of Genterra or CMI.

The Amalgamation Exchange Ratios Will Result In The CMI Shareholders Receiving A Premium And Genterra Common Shareholders Ownership Interest Being Diluted By 2.7%.

Based upon their respective Valuations, the relative fully diluted Fair Market Values of the CMI and Genterra Common Shares indicates an exchange ratio of 1 Amalco Common Share for each CMI Common Share and 1 Amalco Common Share for each 3.37 Genterra Common Shares. The proposed exchange ratio has been set at 1 Amalco Common Share for each CMI Common Share and 1 Amalco Common Share for each 3.6 Genterra Common Shares. This results in a dilution of 2.7% for the Genterra Common Shareholders and a 4.1% premium to the CMI Shareholders.

Uncertain Return on Short-Term Investments Could Have a Material Adverse Effect On Our Business, Financial Condition And Results Of Operations.

Amalco’s return on its short-term investments will be contingent upon the performance of its various professional investment managers and the public financial markets.Difficult market and economic conditions may adversely affect our business and profitability. Our revenues and profitability are likely to decline during periods of poor performance of our various professional investment managers and the public financial markets. The financial markets are by their nature, risky and volatile and are directly affected by many factors that are beyond our control. Our operations may suffer to the extent that ongoing market volatility of the recent past was to persist which could adversely affect our financial condition and cash flow and our ability to satisfy debt service obligations.

Cash Deposits Held At Banks May Exceed The Amounts Of Insurance Provided On Such Deposits And Any Loss Arising There From Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. If we were to suffer a loss as a result of a failure of one of these Banks and the insurance provided thereon was insufficient to cover the amount of the deposit our operations may suffer. This could adversely affect our financial condition and cash flow.

-  -

Adverse Currency Fluctuations on Cash Deposits Held In Foreign Denominated Currencies Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Currency risk is the risk that a negative variation in exchange rates between the Canadian Dollar and foreign currencies will affect the Company’s operating and financial results. If the Company holds funds denominated in a foreign currency and the value of this currency experiences a negative fluctuation due to a change in exchange rates this could have a material adverse affect on our business, financial condition and results of operations.

Declines In Invested Amounts As A Result Of Changes In Prevailing Interest Rates Could Have A Material Adverse Affect On Our Business, Financial Condition And Results Of Operations.

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market rates. Some of the cash, cash equivalents and securities that the Company may invest in are subject to interest rate risk. This means that an adverse change in prevailing interest rates may cause the principal amount of the investment to fluctuate and the amount of the investment to decline. Such a decline could have a material adverse affect on our business, financial condition and results of operations

The Need To Maintain Liquidity And Financial Condition Could Be Adversely Affected By Market And Economic Conditions.

A liquidity risk arises from Amalco’s management of working capital and principal repayments on its debt obligations to avoid difficulty in meeting its financial obligations as they become due. Liquidity is essential to our business and may be impaired by circumstances that we may be unable to control, such as general market disruption or an operational problem which in turn could affect our financial condition and ability to satisfy debt service obligations.

Real Property Investment Tend to be Relatively Illiquid and Could Affect Our Need  to Maintain Liquidity and Financial Condition Which May Have A Material Adverse Effect On Our Business, Financial Condition and Results of Operations

All real property investments are subject to elements of risk. Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit Amalco’s ability to vary its portfolio promptly in response to changing economic or investment conditions. If a property was to incur a vacancy either by the continued default of a tenant under its lease or the expiration of a lease, and if the vacancy was to continue for a long period of time and Amalco was required to liquidate one or all of its real property investments, the resale of the property or properties could be diminished and the proceeds to Amalco might be significantly less than the aggregate value of its properties on a going concern basis. This could have a material adverse effect on our business, financial condition and results of operations.

We Have Large Single Purpose Tenants And Are Dependent On Them For A Large Portion Of Our Rental Revenue, So Our Success Is Dependent On Their Financial Stability And Continuation Of Their Leases.

The need to renew and release upon lease expiration is no different for Amalco than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

These two properties, which are both leased to The Cambridge Towel Corporation (“Cambridge”), will together account for 12% and 21% of Amalco’s assets and rental revenue, respectively, as at December 31, 2008, and therefore constitute a significant credit concentration. The term for both leases expires on January 31, 2011. In the event that Amalco was to lose this tenant, or the tenant was unable to pay its rent as it becomes due, and Amalco is not successful in replacing it with a similar tenant, this would have a significant impact on Amalco’s revenue, financial condition and ability to satisfy its debt service obligations. In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements. Accordingly this credit concentration could be considered a risk factor

We Are Dependant On Our Tenants For A Large Portion Of Our Revenue So Our Cash Flow And Accordingly Our Success Is Dependent On The Financial Stability Of Our Tenants.

The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, Amalco’s tenants will be suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of Amalco's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact Amalco as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. In addition, if Amalco is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure and sale. If a lease is terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

Loss Of Tenants Could Affect Leasing Flexibility, Reduce Our Revenue, Net Income And Financial Condition.

The relocation by an existing tenant could adversely affect Amalco’s ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multitenant facility with 55.6% of the building occupied by one tenant. The balance of the building is occupied by smaller tenants. In the event that one or more of these tenants was to vacate their unit Amalco may find it difficult to provide appropriate space to prospective tenants. This could have an adverse effect on our financial performance through reduced revenues and cash flows which in turn may affect our ability to satisfy our debt service obligations.

Amalco May Not Be Able To Renegotiate Financing Terms As They Come Due Which Could Affect Our Liquidity And Financial Condition.

We cannot assure you that Amalco will be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due. This could impact our liquidity, financial condition and our ability to meet working capital requirements.

General Uninsured Losses My Result In Amalco Losing Its Investment In And Cash Flows From Properties And Could Reduce Our Net Income.

Amalco will carry comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the value our assets will be reduced by such uninsured loss. In addition, Amalco could lose its investment in and anticipated revenues, profits and cash flows from one or more of its properties, but Amalco would continue to be obliged to repay any recourse mortgage indebtedness on such property which in turn will reduce our net income. Accordingly an uninsured or underinsured loss could impact our financial condition.

-  -

Environmental Legislation And Contamination May Affect The Operating Results And The Ability To Borrow Against Or Sell Real Estate.

Environmental legislation and policies has become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. Amalco’s tenants will include companies in the textile manufacturing business which represents a potential environmental risk. In addition, the migration of third party offsite contamination to one of Amalco’s properties could be considered a risk. The failure by Amalco to affect any necessary remedial work may adversely affect Amalco’s ability to sell real estate or to borrow using the real estate as collateral and could result in claims against Amalco. The cost of defending against claims of liability, complying with environmental regulatory requirements, or remediating any contaminated property could materially adversely affect the business, assets or results of operations of Amalco. Amalco will introduce an environmental maintenance program to oversee Amalco’s compliance with Ministry of the Environment guidelines.

You May Have Difficulty Selling Your Shares Of AmalcoBecause Of The Limited Trading Volume.

Historically, the securities of Genterra and CMI have experienced a very limited trading volume. As a result there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of our securities. The risks and uncertainties discussed above highlight the material risks that could significantly affect Amalco’s operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of Amalco.

Dividends

Amalco does not anticipate paying any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of Amalco, the need for funds to finance ongoing operations and other business considerations as Amalco’s board of directors considers relevant.

Conflicts of Interest

The directors or officers of Amalco may also be directors or officers of other real estate companies or otherwise involved in real estate investment and development and situations may arise where they are in a conflict of interest with Amalco. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the OBCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has some material interest in any Person who is a party to, a material contract or proposed material contract with Amalco disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the OBCA.

Future Sales of Amalco Shares

Upon completion of the Amalgamation there may be certain Amalco Shareholders owning a significant number of Amalco Common Shares. If any Amalco Shareholders sell a substantial number of Amalco Common Shares in the public market, the market price of the Amalco Common Shares may fall. In addition, the perception by the public that such sales may occur could also cause such effect.

Amalco may issue additional Amalco Common Shares in the future, which may dilute a shareholder’s holdings in Amalco. Amalco’s articles permit the issuance of an unlimited number of Amalco Common Shares and Amalco Shareholders will have no pre-emptive rights in connection with such further issuances. Amalco’s directors have the discretion to determine the price and the terms of issue of further issuances of Amalco Common Shares. Also, additional Amalco Common Shares will be issued by Amalco on the exercise of stock options under Amalco’s stock option plan and may be issued pursuant to other share compensation arrangements.

Unpredictability and Volatility of Amalco Share Price

The market price of the Amalco Common Shares could fluctuate significantly as a result of many factors, including the following: economic and stock market conditions generally, and specifically as they may impact participants in the real estate industry; Amalco’s earnings and results of operations and other developments affecting Amalco’s businesses; substantial sales of Amalco Common Shares into the market by Amalco Shareholders; changes in financial estimates and recommendations by securities analysts following the Amalco Common Shares; earnings and other announcements by, and changes in market evaluations of, participants in the real estate industry; changes in business or regulatory conditions affecting participants in the real estate industry; trading volume of the Amalco Common Shares; additions or departures of key personnel; and competitive pricing pressures in the real estate industry.

In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance of such companies. Accordingly, the market price of the Amalco Common Shares may decline even if Amalco’s operating results or prospects have not changed.

Control of Amalco

Amalco anticipates that Amalco’s executive officers and directors and entities affiliated with them will, collectively, beneficially own, directly or indirectly, or exercise control or direction over, approximately 54.30% of the outstanding Amalco Common Shares following the completion of the Amalgamation. Amalco’s executive officers, directors and affiliated entities, if acting together, would be able to control or influence significantly all matters requiring approval by Amalco Shareholders, including the election of directors, fundamental changes, and the approval of mergers or other significant corporate transactions. Those shareholders may have interests that differ from yours, and they may vote in a way with which you disagree and that may be adverse to your interests. In particular, Fred A. Litwin, our Chairman and a director, together with Mark Litwin, and Risa Shearer will beneficially own, directly or indirectly, or exercise control or direction over, approximately 54.30% of the outstanding Amalco Common Shares following the completion of the Amalgamation. This concentration of ownership could have the effect of discouraging, delaying or preventing a change in control of Amalco or unsolicited acquisition proposals that a shareholder might consider favourable and may also have the effect of influencing the completion of a change in control that may not necessarily be in the best interests of all Amalco Shareholders.

PART III
THE STOCK OPTION PLAN

The Genterra Shareholders and the CMI Shareholders will each be asked to approve the Stock Option Plan attached as Schedule 1A to this Circular (the “Amalco Option Plan”).

The purpose of the Amalco Option Plan is to attract and retain directors, officers, employees and consultants of the Amalco and its subsidiaries, and to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Amalco and its subsidiaries.

The Amalco Option Plan will be administered by the Compensation Committee. Each of the Board of Directors and the Compensation Committee will have full and complete authority to interpret the Amalco Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Amalco Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.  The aggregate maximum number of Common Shares that may be reserved for issuance under the Amalco Option Plan is 2,000,000 representing approximately 19.3% of the issued and outstanding Common Shares (on a non-diluted basis) of Amalco upon the Amalgamation.

The Amalco Option Plan provides that any grant of Options pursuant to thes Plan is subject to the following conditions: (i) the number of Common Shares reserved for issuance, within any twelve month period, to any one Participant shall not exceed 5% of the Outstanding Common Shares; (ii) the number of Common Shares reserved for issuance, within any twelve month period, to any one Consultant of the Company may not exceed 2% of the Outstanding Common Shares; (iii) the aggregate number of Common Shares reserved for issuance, within any twelve month period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares; and (iv) in the case of Options granted to Employees, Consultants, or Management Company Employees, the Company represents that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

The maximum number of Common Shares reserved for issuance to Insiders of the Amalco and their Associates when taken together with any other share compensation arrangements cannot exceed 10% of the issued and outstanding Common Shares, and the maximum number of Common Shares which may be issued to Insiders of the Amalco and their Associates under the Amalco Option Plan within any one year period, when taken together with any other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares for all such Insiders and Associates in the aggregate and, in the case of any one Insider and his or her Associates, cannot exceed 5% of the issued and outstanding Common Shares.

Options granted under the Amalco Option Plan must have an exercise price of not less than theDiscounted Market Price of the Common Shares (as defined in the rules of the Exchange), or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

Options granted under the Amalco Option Plan are exercisable for a period not to exceed five years.  The term and vesting of stock options is at the discretion of the Compensation Committee.  Options typically vest equally over a five year period as to one-fifth after the first anniversary of the date of grant and as to additional one-fifths after the second, third, fourth and fifth anniversaries of the date of grant, with the Board of Directors or Compensation Committee having the authority to accelerate the vesting of all or any part of the options.  Options are not assignable and terminate: (i) 90 days following the termination of an optionee's employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board of Directors or the Compensation Committee.

In the event that: (i) there is any change in the Common Shares of the Amalco through subdivisions or consolidations of the share capital of the Amalco, or otherwise; (ii) the Amalco declares a dividend on Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares; or (iii) the Amalco issues Common Shares, or securities convertible into or exchangeable for Common Shares, in respect of, in lieu of, or in exchange for, existing Common Shares, the number of Common Shares available for option, the Common Shares subject to any option, and the option price thereof, will be adjusted appropriately by the Board of Directors, subject to the prior consent of the TSX Venture Exchange or such other stock exchange or quotation system upon which the Common Shares are listed and posted or quoted for trading (hereinafter referred to in this Part as the “Exchange”).  If there is a consolidation, merger or statutory amalgamation or arrangement of the Amalco with or into another Amalco, a separation of the business of the Amalco into two or more entities or a transfer of all or substantially all of the assets of the Amalco to another entity, upon the exercise of an option under the Amalco Option Plan, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the option immediately prior to such event, unless the directors of the Amalco otherwise determine the basis upon which such option shall be exercisable, subject to Exchange approval.

Under the terms of the Amalco Option Plan, the Board of Directors reserves the right to amend, modify or terminate the Amalco Option Plan at any time if and when it is advisable in the absolute discretion of the Board of Directors without shareholder approval. Certain types of amendments to the Amalco Option Plan or to an option granted thereunder, as more particularly set forth below, shall be effective only upon approval of the shareholders of the Amalco. Any amendment to any provision of the Amalco Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Amalco.

The types of amendments to the Amalco Option Plan or an option granted under the Amalco Option Plan that would require shareholder approval are:  (a) amendments to the number of Common Shares (or other securities) issuable under the Amalco Option Plan; (b) any amendment which reduces the exercise price of an option; (c) any amendment extending the term of an option beyond its original expiry date except as otherwise permitted by the Amalco Option Plan; and (d) amendments required to be approved by shareholders under applicable law or pursuant to the requirements of the Exchange.

Where shareholder approval is sought for amendments under subsections (b) and (c) above, the votes attached to Common Shares held directly or indirectly by insiders benefiting from the amendment will be excluded. Other than as specified above, the Board may approve all other amendments to the Amalco Option Plan or options. Without limiting the generality of the foregoing, the following types of amendments would not require shareholder approval: (a) amendments of a “housekeeping” or ministerial nature including, any amendment for the purpose of curing any ambiguity, error or omission in the Amalco Option Plan or to correct or supplement any provision of the Amalco Option Plan that is inconsistent with any other provision of the Amalco Option Plan; (b) amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSXV); (c) an increase in the exercise price of an option; (d) an expansion of the scope of persons eligible to participate in the Amalco Option Plan; (e) amendments respecting administration of the Amalco Option Plan; (f) any amendment to the vesting provisions of the Amalco Option Plan or any option; (g) any amendment to the early termination provisions of the Amalco Option Plan or any option, whether or not such Option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date; and (h) amendments necessary to suspend or terminate the Amalco Option Plan.

The text of the proposed resolutions approving the Amalco Option Plan are set forth in this Circular under the headings “PART IV - THE GENTERRA MEETING Approval of the Amalco Option Plan” and “PART V - THE CMI MEETING Approval of the Amalco Option Plan”.  The Boards of Directors of Genterra and CMI, respectively, unanimously recommend that shareholders vote in favour of these resolutions.

PART IV
THE GENTERRA MEETING

Approval of the Amalgamation

The Genterra Shareholders will be asked to pass a Special Resolution, the text of which is set forth below, in respect of approval of the Amalgamation (the “Genterra Amalgamation Resolution”). In order to be effective, a Special Resolution requires the approval by not less than two-thirds of the votes cast by each class of Genterra Shareholders, voting separately as a class, who vote in respect of the resolution. The Genterra Amalgamation Resolution must also be approved by Majority of the Minority Approval of the Genterra Shareholders in accordance with MI 61-101. To the knowledge of Genterra’s management, a total of 9,949,247 Genterra Common Shares, 326,000 Genterra Class A Shares and 77,592 Genterra Class B Shares is anticipated to be excluded from voting on the approval of the Genterra Amalgamation Resolution in respect of Majority of the Minority Approval. See “PART II - THE AMALGAMATION Shareholder Approval - Majority of the Minority Approval”. In the absence of contrary directions, the Genterra Management Designees intend to vote proxies in the accompanying form in favour of the Genterra Amalgamation Resolution. The text of the Genterra Amalgamation Resolution will be presented as follows, with or without modification:

“BE IT RESOLVED that:

1.
the amalgamation (the “Amalgamation”) of Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI”) as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) dated as of April 27, 2009, as amended, between Genterra and CMI, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the TSX Venture Exchange (the “Exchange”) and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the joint management information circular of Genterra dated January 14, 2010 (the “Circular”);

2.	the Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby approved and ratified;

3.
notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the Genterra Shareholders, the directors of Genterra are hereby authorized and empowered without further notice to or approval of the Genterra Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation; and

4.
any director or officer of Genterra be, and such director or officer of Genterra hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of Genterra, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Genterra as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.”

Approval of the Amalco Option Plan

The Genterra Shareholders will be asked to pass an Ordinary Resolution, the text of which is set forth below, in respect of approval of the Amalco Option Plan (the “Genterra Option Resolution”).  See “PART III - THE STOCK OPTION PLAN”.  In order to be effective, an Ordinary Resolution requires the approval by not less than a majority of the votes cast by the Genterra Shareholders who vote in respect of the resolution. In the absence of contrary directions, the Genterra Management Designees intend to vote proxies in the accompanying form in favour of the Genterra Option Resolution. The text of the Genterra Option Resolution will be presented as follows, with or without modification:

“BE IT RESOLVED” that:

1.	the stock option plan, a copy of which is attached as Schedule 1A to the joint management information circular of Genterra dated January 14, 2010, is hereby authorized and approved; and

2.
any director or officer of Amalco is hereby authorized and directed to execute and deliver such agreements, documents and instruments and take all such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text and form of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Genterra Shareholders.”

Other Business

Genterra’s management is not aware of any other matters to come before the Genterra Meeting other than those set out in the Notice of Genterra Meeting. If other matters come before the Genterra Meeting, it is the intention of the Genterra Management Designees to vote the same in accordance with their best judgment in such matters.

PART V
THE CMI MEETING

Approval of the Amalgamation

The CMI Shareholders will be asked to pass a Special Resolution, the text of which is set forth below, in respect of approval of the Amalgamation (the “CMI Amalgamation Resolution”). In order to be effective, a Special Resolution requires the approval by not less than two-thirds of the votes cast by shareholders who vote in respect of the resolution. The CMI Amalgamation Resolution must also be approved by Majority of the Minority Approval of the CMI Shareholders in accordance with MI 61-101. To the knowledge of CMI’s management, a total of 2,946,860 CMI Shares is anticipated to be excluded from voting on the approval of the CMI Amalgamation Resolution in respect of Majority of the Minority Approval.  See “PART II - THE AMALGAMATION Shareholder Approval - Majority of the Minority Approval”. In the absence of contrary directions, the CMI Management Designees intend to vote proxies in the accompanying form in favour of the CMI Amalgamation Resolution. The text of the CMI Amalgamation Resolution will be presented as follows, with or without modification:

“BE IT RESOLVED that:

1.
the amalgamation (the “Amalgamation”) of Consolidated Mercantile Incorporated (“CMI”) and Genterra Inc. (“Genterra”) as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) dated as of April 27, 2009, as amended, between CMI and Genterra, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the TSX Venture Exchange (the “Exchange”) and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the joint management information circular of Genterra and CMI dated January 14, 2010 (the “Circular”);

2.	the Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby approved and ratified;

3.
notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the CMI Shareholders, the directors of CMI are hereby authorized and empowered without further notice to or approval of the CMI Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation; and

-  -

4.
any director or officer of CMI be, and such director or officer of CMI hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of CMI, to do or to cause to be done all such other acts and things in the opinion of such director or officer of CMI as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.”

Approval of the Amalco Option Plan

The CMI Shareholders will be asked to pass an Ordinary Resolution, the text of which is set forth below, in respect of approval of the Amalco Option Plan (the “CMI Option Resolution”).  See “PART III - THE STOCK OPTION PLAN”.  In order to be effective, an Ordinary Resolution requires the approval by not less than a majority of the votes cast by the CMI Shareholders who vote in respect of the resolution. In the absence of contrary directions, the CMI Management Designees intend to vote proxies in the accompanying form in favour of the CMI Option Resolution. The text of the CMI Option Resolution will be presented as follows, with or without modification:

“BE IT RESOLVED that:

1.	the stock option plan, a copy of which is attached as Schedule 1A to the joint management information circular of CMI dated January 14, 2010, is hereby authorized and approved; and

2.
any director or officer of Amalco is hereby authorized and directed to execute and deliver such agreements, documents and instruments and take all such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text and form of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the CMI Shareholders.”

Other Business

CMI’s management is not aware of any other matters to come before the CMI Meeting other than those set out in the Notice of CMI Meeting. If other matters come before the CMI Meeting, it is the intention of the CMI Management Designees to vote the same in accordance with their best judgment in such matters.

PART VI
INFORMATION CONCERNING GENTERRA

Name and Incorporation

Genterra was amalgamated on December 31, 2003 pursuant to the OBCA under the name “Genterra Inc. ” The head office and registered office of Genterra is located at 106 Avenue Road, Toronto, Ontario, M5R 2H3.

Intercorporate Relationships

Genterra has four wholly-owned subsidiaries: Rallets Realty Inc., which owns the property at 1095 Stellar Drive in Newmarket, Ontario; Ninety Ontario Street Inc., which owns the property at 90 Ontario Street in Toronto, Ontario; 127627 Ontario Limited; and 767705 Ontario Limited.  Each of these subsidiaries was incorporated pursuant to the laws of the Province of Ontario, Canada.  Genterra also has one wholly-owned subsidiary which is completely inactive, First Ontario Properties Inc., which was incorporated pursuant to the laws of the Province of Ontario, Canada.

General Development of the Business

History

Genterra is a real estate holding and management company which was created by the amalgamation of Mirtronics Inc. (“Mirtronics”) and Genterra Investment Corporation (“Genterra Investment”) by Articles of Amalgamation filed December 31, 2003. Mirtronics was incorporated under the Business Corporations Act (Ontario) by Articles of Incorporation dated March 20, 1985. By Articles of Amendment dated April 30, 1985, the name was changed to Mirtone International, Inc. By Articles of Amendment dated February 2, 1988, the name was changed to International Mirtone Inc., and the company was recapitalized whereby each two issued shares, whether Common Shares or Class A Shares, was exchanged for one new Common Share and one Non-Voting, Non-Participating, Cumulative, Redeemable Preference Shares, Series 1 ("New Preference Shares").

By Articles of Amendment dated February 21, 1990, the name was changed to Mirtronics Inc.

By Articles of Amendment dated May 15, 1997, Mirtronics recapitalized whereby each New Preference Share was exchanged for one Non-Voting, Non-Participating, Non- Cumulative, Redeemable Convertible (until December 31, 1997) Class B Preference Share. Mirtronics was a holding company whose principal holding at the time of the aforementioned amalgamation was a 20.5% (31.1% fully diluted) equity interest in Synergx Systems Inc. (“Synergx”), a public company whose shares trade on NASDAQ. Synergx produces and services control systems for fire, life safety, commercial security and other purposes in the Metropolitan areas of New York City and Dallas, Texas.

Until September 30, 2002, Mirtronics effectively controlled Synergx through ownership of 31.3% of its issued shares (41% on a fully diluted basis). On September 30 2002, Synergx completed a private placement of shares and warrants to third parties, and on October 17, 2002, Mirtronics sold 140,000 Synergx shares to third parties. In May 2003 Mirtronics sold a further 30,000 shares of Synergx to a third party. As a result, Mirtronics holdings in Synergx were reduced to 20.5% (31.1% fully diluted), and Mirtronics no longer effectively controlled Synergx.

In December 2003, Mirtronics exercised a previously granted warrant to purchase an additional 620,000 common shares of Synergx. Genterra Investment held 161,668 common shares of Synergx at the date of the amalgamation which became the property of Genterra. In September 2004, Genterra sold 25,000 common shares of Synergx to third parties. During the fourth quarter ended September 30, 2005 Genterra sold 684,750 common shares of Synergx. As a result, at September 30, 2005, Genterra's percentage holding in Synergx was reduced to 17.13%, fully diluted. Accordingly, Genterra no longer exercised significant influence over the operations of Synergx and effective June 30, 2005 ceased recording its share of earnings of Synergx and accounted for this investment on the cost basis.

In January 2007, Genterra sold its entire remaining position in Synergx to an unrelated third party.

Genterra Investment was formed under the laws of the Province of Ontario by Articles of Amalgamation dated April 30, 1999, amalgamating Genterra Capital Incorporated and Unavest Capital Corp. under the name Genterra Investment Corporation. Genterra Capital Incorporated was formed by Articles of Amalgamation dated February 28, 1997, amalgamating Genterra Capital Corporation, First Corporate Capital Inc. and Mutec Equities Ltd. Genterra Capital Corporation was formed by Articles of Amalgamation dated September 1, 1995, amalgamating Equican Capital Corporation, Wendellco Realty Inc. and Glendale Realty Holdings Inc. Equican Capital Corporation was incorporated in Ontario by Articles of Amalgamation dated December 4, 1987.

In June 2008, Genterra completed the reorganization of its share capital and its acquisition of all of the outstanding shares of Ninety Ontario Street Inc. (“Ontario Street”).  Both the reorganization and the acquisition were approved by shareholders at Genterra’s annual and special meeting held on March 4, 2008.  As a result of the reorganization, Genterra’s Class A Subordinate Voting shares, Class B Multiple voting shares and the six classes of non-voting preferred shares were reclassified into one class of voting common shares and two classes of non-voting convertible Preference shares – the Class A Series 1 Preference shares and the Class B Preference shares.  The new common shares were listed and began trading on the TSXV under the symbol “GIC” on June 10, 2008.

Description of the Business

Reference to Genterra includes the operations of its subsidiaries except where the context otherwise requires.

a)           Real Estate:

Genterra's real estate investments are primarily in Canada within the Southern Ontario region. Investments are primarily in industrial commercial real estate and financed through equity and commercial/institutional first mortgages. The properties are managed by Genterra in conjunction with third party property managers. Properties are acquired for both income and capital gain appreciation. Genterra primarily acquires property that provides cash flow coverage for financing purposes that may or may not provide a return on equity in the short term and with possible long term capital gain.

The properties located at 140 Wendell Avenue and 90 Ontario Street are managed by Aristocrat Property Management Inc., as a third party property manager.

There is no specific policy as to the amount or percentage of assets which are invested in any specific property.

The real estate properties consist of the following:

Property	Character	Ownership	Occupancy	Number of tenants occupying more than 10% of the building	Business carried on from the building	Average effective annual rental per square foot

140 Wendell Avenue Toronto, Ontario	Commercial	100% owned - Mortgage of $2,736,570 @ Sept 30, 2009	2006-95% 2007-85% 2008-89%	One	Warehousing and Insurance Agency	2006-$7.40 2007-$6.67 2008-$7.16
200 Glendale Avenue N., Hamilton, Ontario	Commercial	100% owned - Mortgage of $182,587 @ Sept 30, 2009	2006-100% 2007-100% 2008-100%	One	Warehousing	2006-$2.07 2007-$1.27 2008-$0.70
450 Dobbie Drive, Cambridge, Ontario	Commercial	100 % owned - Clear Title	2006-100% 2007-100% 2008-100%	One	Manufacturer of Towels	2006-$4.17 2007-$3.05 2008-$2.25
1095 Stellar Drive, Newmarket, Ontario	Commercial	100% owned Mortgage of $743,782 @ Sept 30, 2009	2006-100% 2007-100% 2008-100%	One	Health Club and Chiropractor	2006-$11.38 2007-$12.04 2008-$12.92
90 Ontario Street, Toronto, Ontario	Commercial	100% owned -Clear Title	2006-98% 2007-98% 2008-96%	None	Artistic Studios and Small Businesses	2006-$13.48 2007-$13.75 2008-$14.02

Leases expire before	Number of Tenants **	Square Footage	Annual Basic Rental	Percentage of Annual Rental
September 30, 2009	3	31,426	159,153	7.25%
September 30, 2010	57	56,605	729,536	33.21%
September 30, 2011	2	422,300	640,175	29.14%
September 30, 2012	-	-	-	-
September 30, 2013	-	-	-	-
September 30, 2014	-	-	-	-
September 30, 2015	-	-	-	-
September 30, 2016	1	113432	667,847	30.40%
September 30, 2017	-	-	-	-
September 30, 2018	-	-	-	-

**	2009 represents 1 tenant at 90 Ontario Street, 1 tenant at 1095 Stellar Drive and 1 tenant at 140 Wendell Avenue
2010 represents 55 Tenants at 90 Ontario Street, 1 tenant at 1095 Stellar Drive and 1 tenant at 140 Wendell Avenue.
2011 represent 1 tenant at 200 Glendale Avenue and 1 tenant at 450 Debbie Drive
2016 represents 1 tenant at 140 Wendell Avenue

b)           Investment in Real Estate Mortgages:

Genterra may invest in first or second mortgages and there is no requirement for such mortgages to be insured. As well there is no restriction on the proportion or amount of assets invested in any type of mortgage or any single mortgage. Mortgaging activities, if any, are committed to on a property by property one off basis. There is no program for actively creating, servicing and warehousing of mortgages or any requirement of portfolio turnover. Investments in mortgages are geared toward industrial and commercial properties.

Genterra is a participant (together with other non-related parties) in a first mortgage construction loan with interest bearing at a floating rate of the greater of 9% or the Toronto-Dominion Bank Posted Bank Rate of Prime plus 3%.  The loan has a one year term.  Genterra’s original participation in the mortgage was $477,250, $263,000 of which was outstanding as at September 30, 2009.

c)           Securities of or Interests in Persons Primarily Engaged in Real Estate Activities:

There is no restriction or requirement on the types of securities or interests in persons engaged in real estate activities in which Genterra may invest or in the amount or proportion of its assets which may be invested in each such type of security or interest.

Primary investment activities do not include the investment in mortgage sales or in persons engaged in real estate activities and therefore there are no specific criteria for this category of investment.

d)           Investment in Other Securities:

Genterra may purchase bonds, common stock, or preferred stock. There is no restriction on industry groups or the percentage of its assets which it may invest.

The purchases in securities may include but are not limited to those listed on national securities exchanges. There are no specific criteria or limitations on the investment in other securities.

Genterra holds 97,500 Firm Capital Mortgage Trust Units, a Unit Trust listed on the TSX (TSX Symbol: FC.UN).

Selected Financial Information

The following selected financial information was derived directly and indirectly from Genterra’s financial statements, which are attached as Schedule 2.

	June 30	September 30
Selected Financial Information as at	2009	2008	2007
	($)	($)	($)
ASSETS
Cash and cash equivalents	7,726,343	6,824,707	7,936,046
Marketable securities	1,774,493	1,917,693	2,162,025
Accounts receivable	598,927	932,036	407,846
Prepaid expenses	377,727	191,529	154,204
Note and mortgage receivable	612,975	614,125	249,000
Rental real estate properties	16,301,939	16,563,924	11,119,393
Future income taxes	198,688	269,642	254,749
Total Assets	27,591,092	27,313,656	22,283,263
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	507,210	475,224	279,998
Income taxes payable	120,742	20,985	22,950
Long-term financial liabilities	3,442,966	3,662,939	4,004,987
Future income taxes	2,165,101	2,224,315	1,183,794
Retractable preference shares	5,284,415	4,991,819	-
Total Liabilities	11,520,434	11,375,282	5,491,729
SHAREHOLDERS’ EQUITY
Share capital	12,134,546	12,134,546	13,133,945
Retained earnings	3,936,112	3,803,828	3,657,589
Total Shareholders’ Equity	16,070,658	15,938,374	16,791,534
Total Liabilities and Shareholders’ Equity	27,591,092	27,313,656	22,283,263

-  -

Selected Financial Information	For the Nine Months Ended		For the Year Ended	For the Year Ended
	June 30, 2009 ($)	June 30, 2008 ($)	September 30, 2008 ($)	September 30, 2007 ($)
REVENUE
Rent	2,323,872	1,712,793	2,613,587	2,575,203
Investment income (loss)	28,912	260,304	169,571	492,202
	2,352,784	1,973,097	2,783,158	3,067,405
EXPENSES
Administrative and general	359,061	424,344	782,709	533,952
(Gain) loss on foreign exchange	(459,823)	(91,698)	(264,872)	625,215
Rental real estate operating expenses	1,279,701	890,212	1,266,062	1,107,517
Amortization	455,775	389,155	544,633	571,975
Dividends on retractable preference shares	292,596	-	101,819	-
Interest on long-term debt	125,303	156,485	204,136	230,698
Gain on sale of investments	-	-	-	(1,158,950)
Income taxes (recovery)	167,887	(10,704)	(153,988)	277,414
	2,220,500	1,757,794	2,480,499	2,187,821

Net earnings	132,284	215,303	302,659	879,584
Other comprehensive income	-	-	-	61,749

Comprehensive income	132,284	215,303	302,659	941,333

Earnings per share
Basic	0.007	0.011	0.02	0.04
Diluted	0.007	0.011	0.02	0.04
Cash dividends declared	-	-	-	-

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) provides a review of the financial condition and results of operations of Genterra for year ended September 30, 2008 and the nine months ended June 30, 2009.  This MD&A should be read in conjunction with Genterra’s September 30, 2008 audited consolidated financial statements and Genterra’s June 30, 2009 unaudited interim consolidated financial statements included as Schedules elsewhere herein.

In this document, in Genterra’s audited consolidated financial statements and in Genterra’s unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). All amounts, unless specifically identified as otherwise, in the audited consolidated financial statements, the unaudited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of Genterra.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresee”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in Genterra’s reports and filed with securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, Genterra expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

In June 2008, the Company completed the reorganization of its share capital and its acquisition of all of the outstanding shares of Ninety Ontario Street Inc. (“Ontario Street”) from First Ontario Investments Inc, (“FirstOnt”).  Both the reorganization and the acquisition were approved by shareholders at the Company’s annual and special meeting held on March 4, 2008.  As a result of the reorganization, the Company’s Class A Subordinate Voting shares, Class B Multiple voting shares and the six classes of non-voting preferred shares were reclassified into one class of voting Common shares and two classes of non-voting convertible Preference shares – the Class A Preference shares and the Class B Preference shares.  The new Common shares were listed and began trading on the TSXV under the symbol “GIC” on June 10, 2008.

Overview

Genterra is a real estate holding firm that owns and manages a portfolio of five buildings in Ontario, consisting of a total of 743,000 Square Feet ("SF"), 430,000 SF of which is industrial and the remaining 313,000 SF is commercial. The purpose is to deliver a reliable and growing cash flow with the potential for future capital appreciation over the longer term. The Company accomplishes this by following a strategy of focusing on owning, developing and operating commercial and industrial real estate. Genterra has grown its business by using prudent strategies, core competencies, conservative financial leverage and by adapting to changing trends in commercial and industrial real estate. Genterra’s investment strategy is to focus on stable, lower risk real estate properties in order to create stable cash flows and over time capital appreciation.

The tightening in the credit markets arising from the current economic conditions has created an environment where buyers, who were previously active acquirers, may no longer be able to participate and where sellers may view the disposition of real estate as a means of raising capital. This environment should create more opportunities to acquire real estate on an opportunistic basis.  As part of this process, Genterra’s Board of Directors have after review, decided that an amalgamation with CMI will be in the best interests of Genterra as it amongst other things, will enable Genterra Shareholders to be part of a larger corporation with larger more varied assets, a larger equity and income base, greater opportunities and reduced operating costs, all of which should assist in facilitating the financing of future growth and expansion. Genterra’s Board believe that with the Amalgamation, Amalco’s strengthened balance sheet will allow it to analyze larger potential real estate investments and to capitalize on favourable market conditions and to expand its real estate income producing portfolio.

Liquidity and Capital Resources

Genterra's principal sources of liquidity are cash on hand, marketable securities and cash flow from rental, finance and investment operations.

September 30, 2008

Genterra's working capital amounted to $9,545,491 at September 30, 2008, compared to $10,102,541 at September 30, 2007.  The ratio of current assets to current liabilities was 13.1:1 at September 30, 2008 and 16.1:1 at September 30, 2007. The decrease in working capital and the current ratio is primarily due to the cash utilized to redeem the shares of shareholders dissenting to Genterra’s recent reorganization, the costs associated with the reorganization and the acquisition of Ontario Street.

During the year ended September 30, 2008, Genterra’s cash position decreased by $1,111,339 to $6,824,707.  The change was due to the net result of the following increases and utilizations:

➢
Operating Activities increased cash by $391,151.  This was as a result of $678,402 in cash generated from operations and $287,251 of cash utilized for the changes in non-cash components of working capital.

➢
Financing Activities utilized $1,470,268 of cash. Genterra utilized $342,048 to make scheduled repayments of mortgage obligations, $295,240 for reorganization costs and $934,799 for the purchase of shares from shareholders dissenting to the reorganization.  Genterra incurred dividends on its newly issued retractable preferred shares of $101,819.

➢
Investing Activities decreased cash by $32,222.  Genterra utilized $365,125 in cash for investment in a mortgage receivable and $13,375 in cash for additions to rental real estate properties. Genterra realized $274,343 from a decrease in marketable securities and acquired cash of $71,935 on the acquisition of Ontario Street.

➢	Cash and cash equivalents were positively impacted by a $264,845 unrealized foreign exchange gain.

The following table provides a summary of certain information with respect to Genterra’s capital structure and financial position:

	September 30, 2008	September 30, 2007
Net debt : Shareholders’ equity	0.54 : 1	0.24 : 1
Net debt : Total capitalization	0.35 : 1	0.19 : 1

June 30, 2009

Genterra's working capital amounted to $9,972,920 at June 30, 2009, compared to $9,545,491 at September 30, 2008.  The ratio of current assets to current liabilities was 11.7:1 at June 30, 2009 and 13.1:1 at September 30, 2008. The increase in working capital is primarily due to the cash generated from operations during the period.

During the nine month period ended June 30, 2009, Genterra’s cash position increased by $901,636 to $7,726,343. The change was due to the net result of the following increases and utilizations:

- - Operating Activities increased cash by $1,275,218.  This was as a result of $996,564 in cash generated from operations, net of an unrealized gain of $8,332 on foreign exchange, and $278,654 of cash realized due to the changes in non-cash components of working capital.

- - Financing Activities decreased cash by $219,973.  Genterra utilized $219,973 to make scheduled repayments of mortgage obligations.

- - Investing Activities decreased cash by $153,609. Genterra utilized $193,790 for expenditures on rental real estate properties, generated $1,150 in cash from investment in a mortgage receivable and realized $39,031 from a change in Genterra’s holdings in marketable securities.

-  -

The following table provides a summary of certain information with respect to Genterra’s capital structure and financial position:

	June 30, 2009	September 30, 2008
Net debt : Shareholders’ equity	0.54 : 1	0.54 : 1
Net debt : Total capitalization	0.35 : 1	0.35 : 1

Genterra anticipates that it will require approximately $2,900,000 in order to meet its ongoing expected costs for the next twelve months. These costs include real estate operating expenses, fees for management and administrative services provided to Genterra, legal and audit fees, financing expenses, public company shareholder costs and income taxes.  Genterra expects to generate the revenue required in order to service these expenditures from rental revenue from existing leased real estate, finance and investment income.  Genterra also has scheduled long-term debt repayments of approximately $300,000 in the next twelve months. Cash flow from operations will be used to finance these regularly scheduled debt repayments.

Results Of Operations

Review of Year-End Results ended September 30, 2008 and 2007

Revenue.  Rental revenue for the year ended September 30, 2008 was $2,613,587, an increase of $38,384 as compared to $2,575,203 for the comparable 2007 period.  The increase in rental revenue was attributable to the acquisition of Ontario Street and the increase in rent resulting from the finalization of lease negotiations with a tenant at Genterra’s Wendell Avenue property.  This increase was offset by the 2007 renegotiation of leases with Genterra’s large single purpose tenant on its properties located in Cambridge and Hamilton at rates lower than the pre-existing lease and the short term vacancies at the Wendell Avenue property.  Investment income for the year ended September 30, 2008 was $169,571 compared to $492,202 for the comparable 2007 period. The decrease in investment income was due to the poor performance of the equity markets during the period.

Administrative Expenses.  Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs.  Administrative expenses for the year ended September 30, 2008 were $782,709 compared to $533,952 in the comparable 2007 period. The increase for the year ended September 30, 2008 is due to the inclusion of a bonus paid to an officer of Genterra, additional expenses associated with the purchase of Ontario Street and increased costs associated with public company regulatory compliance requirements.

Gain on Foreign Exchange.  Genterra holds certain amounts of its cash in United States dollars. Genterra experienced a foreign exchange gain of $264,872 during the year ended September 30, 2008.  This compares to a foreign exchange loss of $625,215 for the comparable 2007 period.  The gain for the year ended September 30, 2008 resulted from the strengthening of the United States Dollar.

Rental Real Estate Operating Expenses.  Rental real estate operating expenses for the year ended September 30, 2008 were $1,266,062 compared to $1,107,517 for the comparable 2007 period. The increase in rental real estate operating expenses was primarily due to the acquisition of Ontario Street during the year.

Other Expenses.  Interest expense for the year ended September 30, 2008 was $204,136 compared to $230,698 for the comparable 2007 period.  Amortization for the year ended September 30, 2008 was $544,633 compared to $571,975 for the comparable 2007 period.  On June 27, 2008 Genterra issued retractable preference shares for the purchase of Ontario Street.  These shares are classified as debt and the cumulative dividends are recorded as an expense of operations.  During the year ended September 30, 2008 Genterra recorded cumulative dividends of $101,819 on these preference shares.

Income Tax Provision.  During the twelve month period ended September 30, 2008 Genterra recorded an income tax recovery of $153,988. This compares to an income tax expense of $277,414 for the comparable 2007 period.  The year ended September 30, 2008 includes a future income tax recovery of approximately $194,000 to reflect the January 1, 2008 reduction of statutory income tax rates from 36.1% to the substantively enacted tax rate of 29%.  The effective tax rates were (103.6)% and 24.0% for the years ended September 30, 2008 and 2007 respectively.  The difference between Genterra’s statutory tax rate and its effective tax rate is due to permanent differences primarily associated with the tax treatment of dividends on retractable preference shares and capital gain transactions and the above noted tax recovery.

Net Earnings.  Net earnings for the year ended September 30, 2008 was $302,659 compared to net earnings of $879,584 for the comparable 2007 period. The 2008 results were impacted by the poor performance of equity markets during the period, increased administrative expenses, the dividends on the cumulative retractable preference shares, a gain on foreign exchange and a future tax recovery due to tax rate adjustments.  The 2007 net earnings included approximately $950,000 (net of taxes) from a gain on the sale of Genterra’s investment in Synergx Systems Inc (“Synergx”).

Inflation.  Inflation has not had a material impact on the results of Genterra’s operations during the periods under review and it is not anticipated to materially impact Genterra’s operations during the current fiscal year.

Review of Third Quarter and Nine-Month Period Results ended June 30, 2009 and 2008

Revenue. Rental revenue for the third quarter ended June 30, 2009 was $784,667, an increase of $295,980 as compared to $488,687 for the comparable 2008 period. Rental revenue for the nine months ended June 30, 2009 was $2,323,872, an increase of $611,079, as compared to $1,712,793 for the comparable 2008 period. The increase in rental revenue compared to the 2008 period was attributable to the inclusion of rental revenue from the June 2008 acquisition of the Ontario Street property (“Ontario Street”).  Investment income for the three months ended June 30, 2009 was $243,626 as compared to investment income of $88,070 for the comparable 2008 period.  Investment income for the nine months ended June 30, 2009 was $28,912 as compared to investment income of $260,304 for the comparable 2008 period. Investment results for the three months ended June 30, 2009 were positively impacted by the improved performance of the equity markets during the period under review. The decrease in investment income for the nine months ended June 30, 2009 was due to the poor performance of the global equity markets during the period.

Administrative Expenses. Administrative expenses include fees for management and administrative services, legal and audit fees, financing expenses and public company shareholder costs.  Administrative expenses for the three months ended June 30, 2009 were $89,477 as compared to $127,629 for the comparable 2008 period. Administrative expenses for the nine months ended June 30, 2009 were $359,061 as compared to $424,344 for the comparable 2008 period.

Gain (Loss) on Foreign Exchange.  The Company holds certain amounts of its cash in United States dollars. The Company incurred foreign exchange losses of $8,425 and $25,252 for the three month periods ended June 30, 2009 and 2008 respectively.  Gain on foreign exchange for the nine month period ended June 30, 2009 was $459,823 compared to $91,698 for the comparable 2008 period.  The gain for the nine month period ended June 30, 2009 resulted from the strengthening of the United States Dollar.  The Company disposed of the majority of its United States Dollars during the first quarter of fiscal 2009.

Rental Real Estate Operating Expenses. Rental real estate operating expenses for the three months ended June 30, 2009 were $392,121 as compared to $255,595 for the comparable 2008 period. Rental real estate operating expenses for the nine months ended June 30, 2009 were $1,279,701 as compared to $890,212 for the comparable 2008 period.  The increase in rental real estate operating expenses is primarily due to the inclusion of expenses relating to the Ontario Street property.

Other Expenses. The Company incurred interest expense of $39,360 and $48,997 for the three month periods ended June 30, 2009 and 2008 respectively.  Interest expense for the nine month periods ended June 30, 2009 and 2008 were $125,303 and $156,485 respectively.  Amortization for the three months ended June 30, 2009 and 2008 were $156,784 and $125,311 respectively.  Amortization for the nine month periods ended June 30, 2009 and 2008 was $455,775 and $389,155 respectively. During the three and nine month periods ended June 30, 2009 the Company recorded cumulative dividends of $97,532 and $292,596 respectively on its retractable preference shares.  These shares are classified as debt and the cumulative dividends are recorded as an expense of operations.

Income Tax Provision. During the three and nine month periods ended June 30, 2009 the Company recorded income taxes of $89,912 and $167,887 respectively. This compares to income taxes of $13,164 and an income tax recovery of $10,704 respectively for the comparative 2008 periods.  The effective tax rates were 36.8% and (208.9%) for the three month periods ended June 30, 2009 and 2008 respectively. The effective tax rates were 55.9% and (5.2%) for the nine month periods ended June 30, 2009 and 2008. The difference between the Company’s statutory tax rate and its effective tax rate is due to permanent differences primarily associated with the tax treatment of dividends on retractable preference shares and the tax treatment of capital transactions.

Net Earnings (Loss). The Company reported net earnings of $154,682 for the three months ended June 30, 2009 compared with net loss of $19,464 for the comparable 2008 period.  Net earnings for the nine months ended June 30, 2009 was $132,284 as compared to net earnings of $215,303 for the comparable 2008 period.  The 2009 results were impacted by the poor performance of global equity markets, the dividends on the cumulative retractable preference shares and the foreign exchange gain resulting from the strengthening of the U.S. Dollar.

Inflation.  Inflation has not had a material impact on the results of the Company’s operations during the periods under review and it is not anticipated to materially impact the Company’s operations during the current fiscal year.

Related Party Transactions

Genterra entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Related party transactions for the year ended September 30, 2008 are summarized as follows:

•
In June 2008, Genterra completed the acquisition of Ontario Street from First Ontario Investments Inc. (“FirstOnt”).  In consideration of the acquisition, Genterra issued 326,000 Class A Preference shares, Series 1 to FirstOnt.  The Class A Preference shares are redeemable and retractable at $15 per share, carry a cumulative dividend of 8% per annum and represent the purchase price of $4,890,000.  Genterra incurred a 2008 cumulative dividend of $101,819 on theses shares.  Mark Litwin and Stan Abramowitz are officers and/or directors of Genterra and FirstOnt.

•
Genterra leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge").  The lease term commenced March 1, 2008 and ends January 31, 2011, at an annual net, net rental of $500,175.  The results of operations include rental revenue of $500,175 pertaining to this lease for the period from October 1, 2007 to September 30, 2008. Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra and Cambridge.

•
Genterra leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced March 1, 2008 and ends January 31, 2011, at an annual net, net rental of $140,000.  The results of operations include rental revenue of $140,000 pertaining to this lease for the period from October 1, 2007 to September 30, 2008. Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra and Cambridge.

•
Until March 31, 2008, Genterra leased one of its units located at 140 Wendell Avenue, Toronto, Ontario to Distinctive Designs Furniture Inc. (“Distinctive”) for $5,241 per month.  The results of operations include rental revenue, inclusive of expense recoveries, of $125,076 pertaining to this rental arrangement.  Alan Kornblum is a director of Genterra and an officer, director and the indirect majority shareholder of Distinctive.

•
Genterra leases one of its units located at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity").  The lease term commenced January 1, 2003 and ends December 31, 2008 at an annual net, net rental of $111,240 per year. The results of operations include rental revenue, inclusive of expense recoveries, of $262,704 pertaining to this lease for the period from October 1, 2007 to September 30, 2008.  The lease is currently on a month-to-month basis.  The parties are currently negotiating a long-term extension thereof.  A wholly owned subsidiary of Genterra is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand.  During the year ended September 30, 2008 Genterra received $19,584 of interest on this loan.  As of the date hereof, Fitcity owes an aggregate amount of $298,514 of secured debt under this facility. In 2005 Genterra and Fitcity agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity’s annual free cash flow beginning with its 2006/2008 fiscal year. Since the inception of this agreement, Fitcity has repaid Genterra $109,019 of this debt.  Mark I. Litwin is a director and/or officer of Genterra and, until September 30, 2009, was the majority shareholder of Fitcity.

•	Management Contracts

During the year ended September 30, 2008, Forum Financial Corporation (“Forum”) provided administrative services to Genterra for fees of $200,000.  These services include office facilities and clerical services, including bookkeeping, accounting and shareholder related services.  Forum also assists in the decision making process relating to Genterra’s various investment interests.  When requested, additional services are also provided on a fee-for-service basis.  Stan Abramowitz is an officer and director of Forum and of Genterra.  Fred A. Litwin owns or exercises control and direction over Forum and 17.0% of Genterra.

During the year ended September 30, 2008, FirstOnt provided property management services to Genterra for fees of $134,800.  Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and Genterra.  Fred A. Litwin owns or exercises control and direction over FirstOnt and 17.0% of Genterra.

During the year ended September 30, 2008 Lowa Realties Limited (“Lowa”) provided property management services to Genterra for fees of $2,000. Mark I. Litwin is a director and officer of Lowa and Genterra.  Fred A. Litwin owns or exercises control and direction over Lowa and 17.0% of the Company.

During the year ended September 30, 2008 consulting services were provided to Genterra by Mark I. Litwin for fees of $36,000.  Mark I. Litwin is president of Genterra.

During the year ended September 30, 2008 Genterra paid to Stan Abramowitz, the Chief Financial Officer of Genterra, a bonus of $150,000 for services rendered to Genterra over the past number of years.

Related party transactions for the nine month period ended June 30, 2009 are summarized as follows:

•
In June 2008, Genterra completed the acquisition of Ontario Street from First Ontario Investments Inc. (“FirstOnt”).  In consideration of the acquisition, Genterra issued 326,000 Class A Preference shares, Series 1 to FirstOnt.  The Class A Preference shares are redeemable and retractable at $15 per share, carry a cumulative dividend of 8% per annum and represent the purchase price of $4,890,000.  During the period Genterra incurred a cumulative dividend of $292,596 on theses shares.  Mark Litwin and Stan Abramowitz are officers and/or directors of Genterra and FirstOnt.

•
Genterra leases its property situated at 450 Dobbie Drive, Cambridge, Ontario to The Cambridge Towel Corporation ("Cambridge"). The lease term commenced March 1, 2007 and ends January 31, 2011, at an annual net, net rental of $500,175.  The results of operations include rental revenue of $375,130 pertaining to this lease for the period from October 1, 2008 to June 30, 2009. Genterra leases its property situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge. The lease term commenced March 1, 2007 and ends January 31, 2011, at an annual net, net rental of $140,000.  The results of operations include rental revenue of $105,000 pertaining to this lease for the period from October 1, 2008 to June 30, 2009.  Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra and Cambridge.

•
Genterra leases one of its units located at 1095 Stellar Drive, Newmarket, Ontario to Fitcity Health Centre Inc. ("Fitcity").  The lease term commenced January 1, 2003 and ended December 31, 2008 at an annual net, net rental of $111,240 per year.  The lease is currently on a month to month basis as the parties negotiate a long-term extension thereof.  The results of operations include rental revenue, inclusive of expense recoveries, of $165,180 pertaining to this lease for the period from October 1, 2008 to June 30, 2009. A wholly owned subsidiary of Genterra is a party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand.  During the nine month period ended June 30, 2009 Genterra received $8,822 of interest on this loan.  As of the date hereof, Fitcity owes an aggregate amount of $352,359 of secured debt under this facility. In 2005 Genterra and Fitcity agreed that annual repayments on this debt will be based on fifty percent (50%) of Fitcity’s annual free cash flow beginning with its 2006/2007 fiscal year. Since the inception thereof, Fitcity has repaid Genterra $109,019 of this debt. Mark I. Litwin is a director and/or officer of Genterra and Fitcity and is the majority shareholder of Fitcity.

•	Management Contracts

During the nine month period ended June 30, 2009, Forum Financial Corporation (“Forum”) provided administrative services to Genterra for fees of $150,000.  The services provided include office facilities and clerical services, including bookkeeping, accounting and shareholder related services.  Forum also assists in the decision making process relating to Genterra’s various investment interests.  When requested, additional services are also provided on a fee-for-service basis.  Stan Abramowitz is an officer and director of Forum and of Genterra.  Fred A. Litwin owns or exercises control and direction over Forum and 17% of Genterra.

During the nine month period ended June 30, 2009, FirstOnt provided property management services to Genterra for fees of $154,500 and First Ontario Services Inc. provided rental collection services to Genterra for fees of approximately $6,000.  Stan Abramowitz and Mark I. Litwin are directors and/or officers of FirstOnt and Genterra and Mark I. Litwin is a director and officer of First Ontario Services Inc.   Fred A. Litwin owns or exercises control and direction over FirstOnt, First Ontario Services Inc. and 17% of Genterra.

During the nine month period ended June 30, 2009 consulting services were provided to Genterra by Mark I. Litwin for fees of $27,000.  Mark I. Litwin is President of Genterra.

Share Data

The following table sets forth the outstanding share data for Genterra as at August 27, 2009:

	Authorized	Issued

Common Shares	Unlimited	19,339,211

Class A preference shares, issuable in series: Series 1 - non-voting, non-participating, redeemable and retractable at $15.00 per share, 8% cumulative, convertible into either Common shares at the rate of 20 Common shares for each Class A Preference share or 300 Class B Preference shares for each Class A Preference share.	Unlimited	326,000
Class B preference shares non-voting, non-participating, redeemable at $0.05, $0.0024 non-cumulative, convertible until July 15, 2008 into Common shares at the rate of 1 Common share for each 15 Class B Preference shares.	Unlimited	26,274,918

Risks And Uncertainties

GENTERRA’S RESULTS ARE DEPENDENT ON ITS RENTAL REAL ESTATE PROPERTIES

The following items could be considered as risk factors related thereto:

Real Property Investment Tend to be Relatively Illiquid

All real property investments are subject to elements of risk.  Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments.  Such illiquidity may tend to limit Genterra’s ability to vary its portfolio promptly in response to changing economic or investment conditions.  If Genterra were required to liquidate its real property investments, the proceeds to Genterra might be significantly less than the aggregate value of its properties on a going concern basis.

Large Single Purpose Tenants and Credit Concentration

The need to renew and release upon lease expiration is no different for Genterra than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

These two properties, which are both leased to The Cambridge Towel Corporation (“Cambridge”), will together account for 20% and 21% of Genterra’s assets and rental revenue, respectively, as at June 30, 2009, and therefore constitute a significant credit concentration. The term for both leases expires on January 31, 2011.  In the event that Genterra was to lose this tenant, or the tenant was unable to pay its rent as it becomes due, and Genterra is not successful in replacing it with a similar tenant, this could have a significant negative financial impact on Genterra.  In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements.  Accordingly this credit concentration could be considered a risk factor.

There Is a Need For Rental Income To Maintain Cash Flow

The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk.  For the most part, Genterra’s tenants will be suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of Genterra's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact Genterra as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income.  If Genterra is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure and sale.

Loss Of Tenants Could Affect Leasing Flexibility

The relocation by an existing tenant could adversely affect Genterra’s ability to generate income.  The property located at Wendell Avenue, Toronto, Ontario is a multi-tenant facility with 55.6% of the building occupied by one tenant. The balance of the building is occupied by smaller tenants.  In the event that one or more of these tenants was to vacate their unit Genterra may find it difficult to provide appropriate space to prospective tenants.

The Need To Renegotiate Financing Terms As They Come Due

Genterra might not be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due.
General Uninsured Losses May Result In Genterra Losing
Its Investment In and Cash Flows From Properties

Genterra will carry comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties.  There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis.  Should an uninsured or underinsured loss occur, Genterra could lose its investment in and anticipated profits and cash flows from one or more of its properties, but Genterra would continue to be obliged to repay any recourse mortgage indebtedness on such property.

Environmental Legislation And Contamination May Affect
Genterra's Ability to Borrow Against or Sell Real Estate.

Environmental legislation and policies have become an increasingly important feature of real property ownership and management in recent years.  Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. Genterra’s tenants will include companies in the textile manufacturing business which represents a potential environmental risk.  In addition, the migration of third party offsite contamination to one of Genterra’s properties could be considered a risk.  The failure by Genterra to affect any necessary remedial work may adversely affect Genterra’s ability to sell real estate or to borrow using the real estate as collateral and could result in claims against Genterra.  Genterra will introduce an environmental maintenance program to oversee Genterra’s compliance with Ministry of the Environment guidelines.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect Genterra’s real estate operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of Genterra.

Liquidity Risk

Liquidity risk arises from Genterra’s management of working capital and principal repayments on its debt obligations.  It is the risk that Genterra will encounter difficulty in meeting its financial obligations as they become due.

Short-term investments invested with professional hedge fund managers represent 26% of the short-term investment portfolio and can be withdrawn in any given month and therefore liquidity risk is minimal.

Credit Risk

Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect Genterra’s operating and financial results.

Genterra currently holds minimal funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate, which is beyond the control of Genterra.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this would have a nominal negative financial impact on Genterra and therefore the currency risk is minimal.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market rates. Genterra has reduced the exposure to interest rate risk over the cash flows through the use of fixed rate instruments on certain of its financial liabilities.  Genterra has not used derivative financial instruments to alter the exposure to interest rate risk.

The primary objective of our investment activities is to preserve capital while at the same time maximizing the income we receive from our investments without significantly increasing risk.  Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate.  For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment could decline.  We currently maintain an investment portfolio consisting of short-term deposits, Canadian bond obligations and equity investments.  Due to the relative short-term nature of these investments, we believe that we have no material exposure to interest rate risk arising from our investments.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  Genterra moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of Genterra’s objectives and strategy.  Price fluctuations of the global equity markets could impact the performance of Genterra’s short-term investments.

Critical Accounting Policies And Estimates

Genterra’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principals in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

Genterra believes that the following accounting policy is critical to its business operations and the understanding of results of operations and affects the more significant judgements and estimates used in the preparation of its consolidated financial statements:

Future Income Taxes – Genterra follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy, Genterra recognizes future tax assets net of a valuation allowance.  Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that Genterra will realize the benefits of the future tax assets.  Changes in future profitability of Genterra may impact the realization of these future tax assets.

Recently Issued Accounting Pronouncements

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Genterra applied the amendments to Handbook Section 1000 commencing October 1, 2008. The implementation of the amendments to Handbook Section 1000 does not have an impact on Genterra’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets.  The new section replaced the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The implementation of this new standard does not have any impact on Genterra’s results of operations, financial position and disclosures.

The Emerging Issues Committee (“EIC”) issued a new abstract on January 20, 2009, concerning the measurement of financial assets and financial liabilities (“EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”) (the “Abstract”).  The Abstract was issued to consider the diversity in practice as to whether an entity’s own credit risk and the credit risk of the counter-party are taken into account in determining the fair value of financial instruments.  The Committee reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities.  The Abstract is effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of the Abstract with retrospective application without restatement of prior periods. Genterra applied the new Abstract at the beginning of its current fiscal year.  The implementation does not have a significant impact on Genterra’s results of operations, financial position and disclosures.

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. Genterra is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on Genterra’s accounting for its financial instruments.

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to adopt the amendments recently issued by the IASB to International Financial Reporting Standard 7, “Financial Instruments” Disclosures” (“IFRS 7”), in March 2009.  These amendments are applicable to publicly accountable enterprises and those private enterprises, co-operative business enterprises, rate-regulated enterprises and not-for-profit organizations that choose to apply Section 3862.  The amendments were made to enhance disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk of financial instruments.  The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009, with early adoption permitted.   To provide relief for preparers, and consistent with IFRS 7, the CICA decided that an entity need not provide comparative information for the disclosures required by the amendments in the first year of application.  Genterra will apply these amendments for its 2010 annual consolidated financial statements.  The impact of the amendments to the fair value measurement and liquidity risk disclosure requirements of Genterra are not expected to be significant.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for Genterra in its first fiscal quarter of 2011.

We are currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  Genterra continues its work on the initial planning and assessment stage of the changes to IFRS. This includes the impact IFRS will have on accounting policies, choices among policies permitted, internal control over financial reporting and disclosure and control procedures. Accounting staff members continue to attend various IFRS training courses as part of the ongoing process in becoming proficient in understanding the impact of the transition to IFRS.

Disclosure Controls And Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including Genterra’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of Genterra, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of Genterra’s disclosure controls and procedures as at September 30, 2008 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of September 30, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in Genterra’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of Genterra, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in Genterra’s internal control over financial reporting during the year ended September 30, 2008 that has materially affected, or is reasonably likely to affect, Genterra’s internal control over financial reporting.

Outlook

Genterra’s asset base is comprised of rental real estate properties, equity investments and loans.  In 2007 Genterra sold its remaining investment in Synergx Systems Inc. providing further impetus for management to seek to capitalize on favourable real estate market conditions and to expand its portfolio of income producing real estate.  In 2008 Genterra completed the acquisition of Ontario Street located in Toronto’s downtown core. The property, which is fully tenanted, provides Genterra with substantial rental income and the potential for future redevelopment and capital gain appreciation.  In 2008 Genterra also completed a reorganization of its share capital designed to simplify Genterra’s share structure.  Management is considering various strategies designed to reduce costs and enhance profitability.  If one or more appropriate long-term strategic investment opportunities are identified, it is possible that a portion of our cash or near cash resources may be deployed into such investments.

Description of Securities

Common Shares

Genterra is authorized to issue an unlimited number of common shares (previously defined as “Genterra Common Shares”).  Holders of Genterra Common Shares are entitled to dividends, if, as and when declared by Genterra’s board of directors.  Holders of Genterra Common Shares are also entitled to one vote per share at the meetings of Genterra Shareholders and, upon liquidation, to share equally in the assets of Genterra that are distributable to Genterra Shareholders.  As at December 31, 2009, there are 19,339,211 Genterra Common Shares issued and outstanding as fully paid and non-assessable shares.

Genterra Class A Preference Shares

Genterra is authorized to issue an unlimited number of Class A Preference Shares (previously defined as “Genterra Class A Preference Shares”). The Genterra Class A Preference Shares may be issued from time to time in one or more series, each consisting of a number of Genterra Class A Preference Shares as determined by Genterra’s board of directors which also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of Genterra Class A Preference Shares.  The Genterra Class A Preference Shares are non-voting, redeemable and retractable, and carry the right to a preferential annual dividend equal to 8% of their stated value.  The first and only series of Genterra Class A Preference Shares issued to date is the “Class A Preference Series 1 Shares”, which has a cumulative annual preferential dividend equal to 8% of stated value, a redemption value of $15 per share, and is be redeemable, retractable and convertible into Genterra Common Shares or Genterra Class B Preference Shares.  As at December 31, 2009, there are 326,000 Genterra Class A Preference Series 1 Shares issued and outstanding as fully paid and non-assessable shares.

Genterra Class B Preference Shares

Genterra is authorized to issue an unlimited number of Class B Preference Shares (previously defined as “Genterra Class B Preference Shares”). The Genterra Class B Preference Shares are non-voting, redeemable at the option of the Corporation at $0.05 per share, and carry a non-cumulative annual dividend of $0.0024 per share.  For a four-month period prior to July 15, 2008 (the “Conversion Period”), the Genterra Class B Preference Shares were convertible into Genterra Common Shares, on the basis of one (1) new Common Share for every fifteen (15) Class B Preference Shares.  During the Conversion Period 6,274,962 Genterra Class B Preference Shares were converted into 418,332 Genterra Common Shares.  As at December 31, 2009, there are 26,274,918 Genterra Class B Preference Shares issued and outstanding as fully paid and non-assessable shares.

Dividends

Genterra currently does not anticipate dividends on the Genterra Common Shares or the Genterra Class B Shares in the immediate future and intends to retain its earnings to finance the growth and development of its business.  Any future determination by Genterra to pay cash dividends on the Genterra Common Shares or the Genterra Class B Shares will be at the discretion of the board of directors of Genterra and will depend upon Genterra’s financial condition, results of operations, capital requirements and such other factors as the board of directors of Genterra considers relevant.  It is anticipated that the outstanding cumulative dividend on the Class A Shares, which is reflected as a liability on Genterra’s balance sheet, will be declared and paid prior to the Effective Date.

Stock Option Plan

Genterra has a Stock Option Plan (the "Plan") which provides for the granting of options to directors, officers and employees of Genterra and its affiliates to purchase Genterra's Class A shares.  Pursuant to a reorganization of share capital which became effective on June 10, 2008, Genterra’s Class A Shares were reclassified as Genterra Common Shares.  To the extent any options would be issued and outstanding under the Plan, the references in the Plan to “Shares” would be designated pursuant to the terms of the Plan to apply to Genterra Common Shares.

The Plan is designed to assist Genterra in attracting, retaining and motivating its key personnel by providing a means for participating in the future of Genterra. The Plan is administered by the board of directors of Genterra who have the discretion to choose from time to time from among full-time employees, officers and directors of Genterra and its affiliates those persons to whom options are granted and the number of Class A shares of Genterra covered by each such grant. The Plan provides that the maximum number of Class A shares in the capital of Genterra that may be reserved for issuance for all purposes under the Plan shall be equal to 2,000,000 Class A Shares. Any Class A shares subject to a share option which for any reason are cancelled or terminated without having been exercised shall again be available for grant under the Plan.

The Plan provides that the maximum number of Class A shares which may be reserved for issuance to any participant pursuant to share options may not exceed 5% of the Class A shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of Class A shares reserved for issuance to such person under any other option to purchase Class A shares from treasury granted as a compensation or incentive mechanism. The maximum number of Class A shares that may be issued to any one insider and its Associates within a one year period may not exceed 5% of the outstanding issue.

Under the Plan the maximum number of Class A shares that may be reserved for issuance to insiders of Genterra is limited to 10% of the Class A shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Class A shares reserved for issuance to insiders under any other share compensation arrangement. The maximum number of Class A shares that may be issued to insiders of Genterra within a one-year period may not exceed 10% of the outstanding issue.  To date, no options have been issued.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Genterra as at the date of the most recent balance sheet contained in the Circular and as the date hereof:

Designation of Security	Amount authorized or to be authorized	Amount outstanding as of December 31, 2008	Amount outstanding as of September 30, 2009
Common Shares	Unlimited	19,339,211 shares $9,983,862	19,339,211 shares $9,983,862
Class A Preference Shares	Unlimited	326,000 shares $4,991,819	326,000 shares $5,383,019
Class B Preference Shares	Unlimited	26,274,918 shares $2,150,684	26,274,918 shares $2,150,684
Loan Capital Mortgages Payable		$3,590,121	$3,368,619

Notes:
(1)       There are no outstanding options to acquire securities of Genterra.

Stock Exchange Price

Genterra Shares are listed and posted for trading on the TSXV under the stock symbol “GIC”.

-  -

The following table sets forth: (i) the monthly high, monthly low, and month end closing price; and (ii) volume of trading of the Genterra Common Shares for the months indicated:

MONTH	MONTH HIGH	MONTH LOW	MONTH END CLOSE	MONTHLY VOLUME
December, 2009	0.60	0.60	0.60	11,977
November, 2009	0.60	0.60	0.60	4,185
October 2009	0.60	0.60	0.60	2,306
September 2009	0.65	0.60	0.65	5,539
August 2009	0.70	0.60	0.60	11,825
July 2009	0.65	0.60	0.60	11,583
June 2009	0.74	0.57	0.62	18,874
May 2009	0.65	0.55	0.60	186,357
April 2009	0.74	0.60	0.60	50,582
March 2009	0.75	0.235	0.55	179,806
February 2009	0.23	0.23	0.23	6,101
January 2009	0.25	0.23	0.23	90,067
December 2008	0.215	0.20	0.215	7,989
November 2008	0.22	0.20	0.20	78,591
October 2008	0.30	0.22	0.22	113,223
September 2008	0.35	0.30	0.30	23,779
August 2008	0.35	0.335	0.35	14,931
July 2008	0.365	0.335	0.35	354,338
June 2008	0.36	0.34	0.35	25,335
May 2008	0.36	0.36	0.36	1,805
April 2008	0.35	0.35	0.35	6,417
March 2008	0.36	0.35	0.35	9,465
February 2008	0.35	0.35	0.35	4,198
January 2008	0.50	0.35	0.36	46,215

Principal Security Holders

To the knowledge of Genterra's directors and officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of Genterra entitled to  be voted at the Genterra Meeting other than Fred A. Litwin who indirectly controls 3,289,929 Genterra Common Shares (17.01%) and 77,592 Genterra Class B Shares (0.30%)), and Sutton Management Limited (“Sutton”) which controls 6,659,312 Genterra Common Shares (34.43%).  The shares controlled by Fred A. Litwin and by Sutton, none of which will be counted in determining approval or disapproval of the Amalgamation Resolution, are comprised of the following:

(a)	1,617,012 Genterra Common Shares (8.36%) and 50,191 Genterra Class B Shares (0.19%) beneficially owned by Forum, which corporation is directly controlled by Fred A. Litwin.

(b)
637,286 Genterra Common Shares (3.30%) and 25,724 Genterra Class B Shares (0.10%) beneficially owned by First Corporate Equity Ltd. ("FICO"), which corporation is directly controlled by Fred A. Litwin.

(c)
292,117 Genterra Common Shares (1.51%) beneficially owned by Consolidated Mercantile Incorporated ("CMI"); Fred A. Litwin, beneficially owns or exercises control and direction over approximately 54.74% of the issued and outstanding shares of CMI.

(d)	55,602 Genterra Common Shares (0.29%) beneficially owned by Ianjoy Investments Corp. (“Ianjoy”), which corporation is indirectly controlled by Fred A. Litwin.

(e)	412 Genterra Common Shares (0.002%) and 1,677 Genterra Class B Shares (0.006%) beneficially owned by FirstOnt which corporation is indirectly controlled by Fred A. Litwin.

(f)	687,500 Genterra Common Shares (3.55%) beneficially owned by Mar-Risa Holdings Inc. (“Mar-Risa”), which corporation is indirectly controlled by Fred A. Litwin.

(g)
6,659,312 Genterra Common Shares (34.43%) beneficially owned by Sutton, which corporation is beneficially owned by the children of Fred A. Litwin, being Mark I. Litwin, President and a Director of Genterra and his sister, Risa Shearer.

Directors and Executive Officers

The following table sets forth the Directors of Genterra as at December 31, 2009.

The statement as to the shares of Genterra beneficially owned or over which control or discretion is exercised by the directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the directors, their positions with Genterra, the year they become a director of Genterra and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Shares Beneficially Held (1)	Unexercised Options at Fiscal Year End
Mark I. Litwin (2), President Ontario, Canada	President, Sutton Management Limited	February 21, 1990 (5)	2 Common (2)	Nil
Stan Abramowitz, Secretary Ontario, Canada	Executive, Forum Financial Corporation	March 16, 1999 (5)	2 Common	Nil
Alan Kornblum (3) (4) Ontario, Canada	President, Distinctive Designs Furniture Inc.	June 4, 1991 (5)	2 Common	Nil
Sol D. Nayman (3)(4)(6) Ontario, Canada	President, S.D. Nayman Management Inc.	February 23, 2006	Nil	Nil
Mark E. Dawber (3)(4) Ontario, Canada	Chartered Accountant & Consultant	October 23, 2006	Nil	Nil

Notes:
(1)	The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.
(2)	6,659,312 Genterra Shares are beneficially owned by Sutton, which corporation is beneficially owned by Mark I. Litwin, President and a Director of Genterra and his sister, Risa Shearer.
(3)	Member of Audit Committee.
(4)	Member of Corporate Governance Committee.
(5)	On December 31, 2003, Mirtronics Inc. and Genterra Investment Corporation completed an amalgamation to form Genterra Inc. This refers to the date that the person became a Director of Mirtronics Inc.
(6)
During the ten-year period prior to the date hereof, Sol D. Nayman was a director of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements.  The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

The following table sets forth the Executives of Genterra as at December 31, 2009.

Name and Municipality of Residence	Position	Principal Occupation	Number of shares beneficially owned, directly or over which control or direction is exercised	Unexercised Options at Fiscal Year End
Mark I. Litwin Ontario, Canada (1)	President and CEO	President, Sutton Management Limited	2 Common(1)	Nil
Stan Abramowitz Ontario, Canada	Secretary and CFO	Executive, Forum Financial Corporation	2 Common	Nil

Notes:
(1)	6,659,312 Genterra Shares are beneficially owned by Sutton, which corporation is beneficially owned by Mark I. Litwin, President and a Director of Genterra and his sister, Risa Shearer.

Executive Compensation

The information contained below is provided as required under Form 51-102F6 contained in National Instrument 51-102 (the “Instrument”) for venture issuers, as such term is defined in the Instrument,

The following table provides a summary of compensation earned during each of Genterra's last three fiscal years by Genterra's Chief Executive Officer and Chief Financial Officer (the “Named Executive Officers”). There are no other executive officers of Genterra whose total salary and bonus exceeded $150,000.00 during any such year

	Annual Compensation				Long Term Compensation
Name & Principal Position	Year	Salary	Bonus	Other Annual Compensation	Number of Common Shares Under Option Plan
Mark I. Litwin President & CEO	2008 2007 2006	$5,000 $5,000 $5,000	Nil Nil Nil	$ 36,000 $ 36,000 $ 36,000	Nil Nil Nil
Stan Abramowitz Chief Financial Officer	2008 2007 2006	Nil Nil Nil	$150,000 Nil Nil	Nil Nil Nil	Nil Nil Nil

Long Term Incentive Plans

Genterra does not have any long-term incentive plans.

-  -

Options Granted During Fiscal Year Ended September 30, 2008

The board of directors of Genterra is authorized to grant options to directors, officers and key employees of Genterra and its subsidiaries pursuant to Genterra's Stock Option Plan.  During the fiscal year ended September 30, 2008, the board of directors did not grant any stock options under the Plan.

Options Exercised During Fiscal Year Ended September 30, 2008

No stock options have ever been exercised under the Plan.

Employment Contracts

There are no employment contracts between Genterra and the Named Executive Officers and compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with Genterra, from a change in control of Genterra or a change in the Named Executive Officers’ responsibilities following a change-in-control together with the amount involved.

Compensation of Directors

Each director of Genterra who is not a salaried officer or employee of Genterra or its operating subsidiaries is entitled to an annual retainer fee of $5,000.  The Chairman of the Audit Committee is paid an additional annual retainer fee of $5,000.

Indebtedness of Directors and Officers

Except as disclosed in INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS, no present or proposed director or officer and none of their respective Associates or Affiliates is or has been indebted to Genterra or its subsidiaries at any time since September 30, 2008.

Management Contracts

During the 2008 fiscal period, administrative services were provided by Forum Financial Corporation (“Forum”), 106 Avenue Road, Toronto, Ontario to Genterra for fees of $200,000. The services provided include office facilities and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to Genterra’s various investment interests. When requested, additional services are also provided on a fee-for-service basis. Forum is wholly-owned by Fred A. Litwin, the indirect significant shareholder of Genterra. Stan Abramowitz is an officer and director of Forum and Genterra.

During the 2008 fiscal period, FirstOnt provided property management services for fees of $134,800. FirstOnt is controlled by Fred A. Litwin. Mark I. Litwin is an officer and a director of FirstOnt and Genterra. Stan Abramowitz, a director and officer of Genterra, is an officer of FirstOnt.

During the 2008 fiscal period, Lowa Realties Ltd. (“Lowa”) provided property rental services for a fee of $2,000.  Lowa is controlled by Fred A. Litwin, the President and director of Forum.  Mark I. Litwin is an officer and director of Lowa and Genterra.

Interest of Insiders in Material Transactions

In June 2008, Genterra completed the acquisition of Ontario Street from FirstOnt.  In consideration of the acquisition, Genterra issued 326,000 Class A Preference shares, Series 1 to FirstOnt.  The Class A Preference shares are redeemable and retractable at $15 per share, carry a cumulative dividend of 8% per annum and represent the purchase price of $4,890,000.  Fred A. Litwin, indirectly is a significant shareholder of Genterra and the controlling shareholder of FirstOnt.  Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra and FirstOnt.

Genterra leases its premises situated at 450 Dobbie Drive, Cambridge, Ontario to Cambridge.  The lease is for a term commenced on March 1, 2007 and ends January 31, 2011, at an annual net, net rental of $500,175.  Fred A. Litwin, indirectly is a significant shareholder of Genterra, and is a director of Cambridge.  Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra and Cambridge.

Genterra leases its premises situated at 200 Glendale Avenue North, Hamilton, Ontario to Cambridge.  The lease term commenced March 1, 2007 and ends January 31, 2011, at an annual net, net rental of $140,000 for the first five years and at a negotiated rate thereafter.  Fred A. Litwin, indirectly is a significant shareholder of Genterra, and is a director and senior officer of Cambridge.  Mark I. Litwin and Stan Abramowitz are officers and/or directors of Genterra and Cambridge.

Genterra leases one of its units situated at 1095 Stellar Drive, Newmarket, Ontario to Fitcity.  The lease term commenced January 1, 2008 and ended December 31, 2008 at an annual net, net rental of $111,240 per year.  A wholly subsidiary of Genterra is also party to a loan agreement with Fitcity bearing interest at prime plus 1% per annum and repayable on demand.  As of the date hereof, Fitcity owes an aggregate amount of $298,514 of secured debt under this facility.  In 2005, Genterra and Fitcity agreed (the “Repayment Agreement”) that annual repayments on this debt will be based on fifty percent (50%) of Fitcity’s annual free cash flow beginning with its 2006/2007 fiscal year.  Since the inception of the Repayment Agreement, Fitcity has repaid Genterra’s subsidiary $109,019 of this debt.  Mark I. Litwin, a director and officer of Genterra, is the majority shareholder of Fitcity.

Until March 2008, Genterra leased one of its units situated at 140 Wendell Avenue, Toronto, Ontario to Distinctive for $5,241 per month.  Alan Kornblum is a director of Genterra and an officer, director and the indirect majority shareholder of Distinctive.

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of Genterra.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.

Genterra has reviewed its own corporate governance practices in light of these guidelines. In certain cases, Genterra's practices do not comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for Genterra at its current stage of development, and therefore these guidelines have not been adopted.  National Instrument 58-101 Disclosure of Corporate Governance Practices mandates disclosure of corporate governance practices in Form 58-101F2 for Venture Issuers, which disclosure is set out below.

Board of Directors

Structure and Compensation

The Board is currently composed of five (5) directors, being Mark I. Litwin, Stan Abramowitz, Alan Kornblum, Sol D. Nayman and Mark E. Dawber.

Form 58-101F2 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "independent" directors under Multilateral Instrument 52-110 ("MI 52-110"), which provides that a director is independent if he or she has no direct or indirect "material relationship" with the corporation. "Material relationship" is defined as a relationship which could, in the view of the corporation's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.  Of the current members of the Board of Directors, two (2), being Mark I. Litwin, President of Genterra, and Stan Abramowitz, Secretary and Chief Financial Officer of Genterra, are "inside" or management directors, and accordingly are not considered "independent" within the meaning of MI 52-110. In assessing Form 58-101F2 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

The quantity and quality of the Board compensation is reviewed on an annual basis. At present, the Board is satisfied that the current Board compensation arrangements, which currently only include an annual retainer fee of $5,000 for “outside” directors, an annual retainer fee of $5,000 to the Chairman of the Audit Committee and incentive stock options, adequately reflect the responsibilities and risks involved in being an effective director of Genterra.

The following directors of Genterra are directors of other reporting issuers as follows:

-           Stan Abramowitz:                                Consolidated Mercantile Incorporated
-	Sol D. Nayman:	Consolidated Mercantile Incorporated
-           Mark E. Dawber:                                Consolidated Mercantile Incorporated

Mandate of the Board

The mandate of the Board, as prescribed by the OBCA, is to manage or supervise the management of the business and affairs of Genterra and to act with a view to the best interests of Genterra.  In doing so, the board oversees the management of Genterra's affairs directly and through its audit committee and corporate governance committee.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving Genterra's overall business strategies, reviewing and approving the forecast, reviewing and approving significant capital investments, reviewing major strategic initiatives to ensure that Genterra's proposed actions accord with shareholder objectives, reviewing succession planning, assessing management's performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to shareholders, ensuring the effective operation of the Board and safeguarding shareholders' equity interests through the optimum utilization of the Genterra's capital resources.  The Board also takes responsibility for identifying the principal risks of Genterra’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.

In keeping with its overall responsibility for stewardship of Genterra, the Board is responsible for the integrity of Genterra's internal control and management systems and for the Genterra's policies respecting corporate disclosure and communication.

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

The positions of President and CEO are combined.  The Board believes Genterra is well serviced and the independence of the Board from management is not compromised by the combined role. The Board does not, and does not consider it necessary to have any formal structures or procedures in place to ensure that the Board can function independently of management.  The Board believes that its current composition in which only two of five are or will be members of management, is sufficient to ensure that the Board can function independently of management.

-  -

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President/CEO.  The Board monitors, but does not formally assess, the performance of individual Board members or committee members.

The Board does not at present have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on Genterra's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis.  All directors are free to make suggestions on improvement of the board's practice at any time and are encouraged to do so.  The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors. Proposed director's credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director's nomination.

The Corporate Governance Committee will be responsible for reviewing with the Board, on an annual basis, the requisite skills and characteristics of prospective board Members as well as the composition of the Board as a whole. This assessment will include member's contribution, qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board.

New directors are provided with an information package about Genterra and are briefed on strategic plans, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing corporation policies.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required.  The Board is comprised of individuals with varying backgrounds, who have over 75 years of collective experience in managing and maintaining operations of publicly traded companies.  Board members are encouraged to take courses that will continue to update their knowledge of any changes in regulatory and reporting requirements, as well as communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to Genterra's records.

Meetings of the Board

The Board meets at least quarterly to review, among other things, the performance of Genterra. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess Genterra's overall strategic objectives.  Other meetings of the Board are called to deal with special matters as circumstances require.  The Board met six (6) times during the year ended September 30, 2008.

Ethical Business Conduct

Business Conduct

The Board has adopted and implemented policies regarding a Code of Business Conduct and Ethics, which Genterra distributed to all of its directors, officers, employees, agents and representatives, including consultants. The objectives of this Code are summarized as follows:

-  -

Code of Business Conduct and Ethics:

This Code states that all directors, officer, employees, agents and representatives, including consultants, of Genterra must:

-           obey applicable laws and regulations governing Genterra's business conduct;
-           avoid all conflicts of interest between work and personal affairs;
-           refrain from insider trading;
-
respect the rights of and deal fairly with Genterra's customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice;

-
avoid any discrimination or harassment against any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law;

-	strive to create a safe workplace and to protect the environment;
-	promote honest and accurate recording and reporting of information in order to make responsible business decisions;
-	maintain the confidentiality of confidential information;
-	protect and preserve Genterra's assets and ensure their efficient use;
-	avoid giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business; and
-	co-operate in internal investigations of misconduct.

Expectations of Management

The Board expects management to operate the business of Genterra in a manner that enhances shareholder value and is consistent with the highest level of integrity.

Committee Responsibilities and Activities

Genterra currently has two committees, being the Audit Committee and Corporate Governance Committee. A summary of the responsibilities and activities and the membership of each of these Committees are set out below.

The Audit Committee

The Audit Committee's Charter & Mandate

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Genterra's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring Genterra's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents, monitoring the performance, fees and expenses of Genterra's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing Genterra's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically with Genterra's external auditors to discuss and review specific issues as appropriate.

In accordance with MI 52-110, Genterra's Audit Committee established procedures for:

-  -

(a)	the receipt, retention and treatment of complaints received by Genterra regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of Genterra of concerns regarding questionable accounting or auditing matters.

Genterra has implemented a "Whistleblower" Policy to satisfy the obligations under MI 52-110, as recommended by the Audit Committee.  This Policy is available to all directors, officers, employees, consultants and contractors of Genterra.

Composition

The Committee must be comprised of three directors as determined by the Board of Directors, all of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Audit Committee is currently comprised of Alan Kornblum, Sol D. Nayman and Mark E. Dawber.

All members of Genterra's Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices.  For the purposes of Genterra's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by Genterra's financial statements.

The members of the Audit Committee are required to be appointed by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Audit Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Audit Committee meets quarterly, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least quarterly with the Chief Financial Officer (or individual acting in that capacity, if there is no such position) and the external auditors in separate sessions.  The Audit Committee met four (4) times during the year ended September 30, 2008.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)           Review and update this Charter annually.

(b)
Review Genterra's financial statements, MD&A and any annual and interim earnings, press releases before Genterra publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

-  -

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of Genterra.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and Genterra, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of Genterra's accounting principles, internal controls and the completeness and accuracy of the Genterra's financial statements.

(g)	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of Genterra's financial reporting process, both internal and external.

(b)	Consider the external auditors' judgments about the quality and appropriateness of Genterra's accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to Genterra's auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

-  -

(h)	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)           Review certification process.

(j)	Establish a procedure for the confidential, anonymous submission by employees of Genterra of concerns regarding questionable accounting or auditing matters.

Other

(a)           The Committee also reviews any related-party transactions.

Audit Committee Oversight

At no time since the commencement of Genterra's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of Genterra's most recently completed financial year has the Corporation relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.
Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

Corporate Governance Committee

The Board of Directors established a Corporate Governance Committee in 2004 to monitor and implement Genterra's corporate governance practices. This committee currently consists of Alan Kornblum, Sol D. Nayman and Mark E. Dawber.  Upon the implementation of NI 58-101 and NP 58-201, the Corporate Governance Committee reviewed Genterra's corporate governance practices to determine how best to ensure continued compliance with the new guidelines.

Compensation Committee

Management and the Board are of the opinion that Genterra currently has no requirement for a Compensation Committee. However, if the size of the Board of Directors is increased and if Genterra deems it necessary, a Compensation Committee will be appointed which will be comprised of unrelated directors. A Compensation Committee would be responsible for reviewing all overall compensation strategy, objectives and policies; annually reviewing and assessing the performance of the executive officers; recommending to the Board the compensation of the executive officers; reviewing executive appointments; and recommending the adequacy and form of directors' compensation.

Meetings of the Board and Committees

During the fiscal year ended September 30, 2008 the number of Board and Committee meetings held and the attendance of directors at these meetings were as follows:

-  -

►           6 Board meetings;
►           4 Audit Committee meetings; and
►           4 Corporate Governance Committee Meetings

Director	Board Meetings	Committee Meetings
Mark I. Litwin	6 of 6 (100%)	N/A
Stan Abramowitz	6 of 6 (100%)	N/A
Sol D. Nayman	6 of 6 (100%)	10 of 10 (100%)
Alan Kornblum	6 of 6 (100%)	11 of 11 (100%)
Mark E. Dawber	6 of 6 (100%)	11 of 11 (100%)

Interests of Experts

Effective October 31, 2008, Kraft Berger LLP, Chartered Accountants, the former auditor, resigned as auditor of Genterra and BDO Canada LLP, Chartered Accountants, the current auditor of Genterra, was approved for appointment as the new auditor of Genterra by the board of directors.

Kraft Berger LLP, the former external auditors, reported on the fiscal 2007 audited consolidated financial statements.  Kraft Berger LLP had no registered or beneficial interest, direct or indirect, in any securities or property of Genterra, or any of Genterra’s Associates or Affiliates when it prepared the report on Genterra’s 2007 consolidated financial statements, or after such time, nor does it expect to receive any such securities or other property.

Fees paid to Kraft Berger LLP for its services rendered are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
September 30, 2008(1)	$50,800	Nil	$2,880	Nil
September 30, 2007	$54,060	Nil	$2,850	Nil
September 30, 2006	$43,430	Nil	$9,185	Nil

Notes:
(1)           Payment regarding Financial Year Ended September 30, 2007, billed and paid during Fiscal 2008.

Material Contracts

Genterra is party to a management contract with Forum Financial Corporation whereby Forum has agreed to provide administration, management and consulting services for an annual fee of $200,000.  These services include office, administrative and clerical services, including bookkeeping and accounting services.

Genterra is party to a management services contract with First Ontario Investments Inc., whereby FirstOnt has agreed to provide property management services for an annual fee of $206,000.

Genterra is the mortgagor under a First Mortgage on its property located at 200 Glendale Avenue North, Hamilton, Ontario.  The mortgage bears interest at prime plus 1.75% and is repayable in monthly instalments of $5,217 plus interest and matures on August 1, 2011.

-  -

Genterra is the mortgagor under a First Mortgage on its property located at 140 Wendell Avenue. Toronto, Ontario.  The mortgage bears interest at 4.63% and is repayable in blended monthly instalments of $25,005 and matures on July 1, 2010.

Genterra is the mortgagor under a First Mortgage on its property located at 1095 Stellar Drive. Newmarket, Ontario.  The mortgage bears interest at the lender’s base rate plus 0.2% and is repayable in monthly instalments of $4,453 plus interest and matures on September 1, 2022.

Genterra leases 96,613 square feet at 140 Wendell Avenue, Toronto, Ontario to Sleep Country Corporation at rates increasing from $4.50 per square foot to $6.25 per square foot.  The Company also leases 16,819 square feet at 140 Wendell Avenue, Toronto, Ontario to Sleep Country Corporation at rates increasing from $6.50 per square foot to $8.25 per square foot.  Both leases expire on April 15, 2016.

Genterra leases its properties at 450 Dobbie Drive, Cambridge, Ontario and 200 Glendale Avenue North, Hamilton, Ontario to The Cambridge Towel Corporation for annual rental of $640,175.  The leases for these properties expire on January 31, 2011.

Other than the discussions leading to the Amalgamation Agreement, there have been no material contracts between Genterra and CMI.

Legal Proceedings

Genterra’s management is not aware of any legal proceedings, contemplated or actual, involving Genterra which could materially affect Genterra.

Auditor, Transfer Agent and Registrar

Genterra’s Transfer Agent is:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1
Canada

Genterra’s Auditor is:

BDO Canada LLP, Chartered Accountants
Royal Bank Plaza
P.O. Box 32
Toronto, Ontario, Canada M5J 2J8

Additional Information

Additional information relating to Genterra, including Genterra’s audited year end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com).

Board Approval

The contents of this Circular as related to Genterra and the sending of this Circular to Genterra shareholders have been approved by Genterra’s board of directors.

-  -

PART VII
INFORMATION CONCERNING CMI

Name and Incorporation

CMI was incorporated on August 12, 1940 under the Companies Act of the Province of Ontario under the name of “Erie Flooring and Wood Products Limited”.  It became a public company on December 2, 1948 changed its name to “Erie Diversified Industries Ltd.” on December 5, 1968, changed its name to “Lambda Mercantile Corporation Ltd.” on August 10, 1973, changed its name to “Consolidated Mercantile Corporation” on September 30, 1987.

By Certificate and Articles of Amalgamation filed pursuant to the Business Corporation Act (Ontario) and effective on December 30, 1994, Consolidated Mercantile Corporation amalgamated with Lam-Tar Inc. and continued as Consolidated Mercantile Corporation.  On October 22, 1998, Consolidated Mercantile Corporation changed its name to “Consolidated Mercantile Incorporated”.

The head office of CMI is located at 106 Avenue Road, Toronto, Ontario M5R 2H3.

Intercorporate Relationships

CMI owns 100% of the issued and outstanding shares of, 2041804 Ontario Inc., an Ontario corporation which holds investments in marketable securities.

CMI also holds a 1.44% equity interest in Genterra.

General Development of the Business

The business objective of CMI is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  CMI’s strategy is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to CMI and its shareholders.

Description of the Business

Over the past number of years, CMI’s investment interests in both Polyair Inter Pack Inc. (“Polyair”) - a manufacturer of protective packaging products, and Distinctive Designs Furniture Inc. (“Distinctive”) - a manufacturer of furniture, incurred substantial operating losses. During this period, management of CMI spent considerable time and effort in assisting these business units in restructuring their operations and enhancing their ability to be more competitive in their respective industries. These efforts provided CMI with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.

Since the time of sale of both Polyair and Distinctive, CMI with its strengthened financial and management resources has sought out new long-term strategic acquisitions, targeting companies with synergistic product lines and technologies, management strength and a presence in markets with the potential for future growth with the objective of adding value to CMI and its shareholders. While CMI’s management have analyzed a number of potential acquisition targets during this period, to date none have been consummated. In keeping with its history of being primarily engaged in the business of investing in and managing of majority owned operating  companies, CMI’s management continues to seek out target acquisitions that they believe will offer future growth and added value to CMI and its shareholders.

-  -

As part of this process, CMI’s Board of Directors have after review, decided that an amalgamation with Genterra will be in the best interests of CMI as it amongst other things, will enable CMI shareholders to be part of a larger corporation with larger more varied assets, including Genterra’s substantial income producing real estate portfolio, a larger equity and income base, greater opportunities and reduced operating costs, all of which should assist in facilitating the financing of future growth and expansion. CMI’s Board believe that with the amalgamation, Amalco’s strengthened balance sheet will allow it to analyze larger potential investments, to capitalize on favorable market conditions and to, amongst other things, consider expanding Amalco’s real estate income producing portfolio.

In the interim period, CMI has invested a portion of its working capital in a combination of relatively short-term income producing assets as well as limited investment, as a limited partner, in a number of Canadian limited partnerships. These limited partnerships generally seek to achieve capital appreciation through investments, primarily in equity based securities, and attempt to maximize returns while protecting capital. The limited partnerships are managed by their general partners who receive management fees in return for their services. CMI’s management meet with the various managers on a regular basis to review CMI’s investments therein and to determine any required changes thereto. In late 2008, as a result of deteriorating international banking conditions, management of CMI reallocated a substantial portion of its working capital assets into Government of Canada Treasury bills as a protective measure. CMI’s management continues to review the allocation of working capital assets to determine any required changes thereto.

Furniture ProductsUntil December 2007 CMI’s furniture division (the "Furniture Division") consisted primarily of a 50.33% interest in Distinctive, a private Ontario corporation which manufactures and importes leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores, as well as to a number of customers in the United States.  Furniture Product sales for 2007 and 2006 were approximately $19 million and $30 million respectively. Approximately $4 million of the 2007 and $12.5 million of the 2006 Furniture sales were to customers in the United States. The remaining sales were to customers in Canada. As CMI sold its investment interest in Distinctive in December 2007 there were no Furniture Product sales in 2008.

In August 2007 Distinctive filed a Proposal to restructure its unsecured liabilities.  The Proposal was accepted by Distinctive’s unsecured creditors and approved by the Ontario Superior Court of Justice.  In August 2007 CMI announced its intention to initiate a process to sell its investment interest in Distinctive and effective December 28, 2007, sold its shares and the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been reported by CMI as Discontinued Operations.

Protective Packaging Products Until December 2007, CMI had a 22.15% interest (44.5% until March 2004) in Polyair.  Polyair is a publicly traded Ontario holding company which manufactures and distributes protective packaging products through its wholly-owned U.S. and Canadian subsidiaries.  Protective Packaging Products sales for 2007 and 2006 were approximately $132 million and $142 million respectively. Approximately $116 million of the 2007 and $123 million of the 2006 Protective Packaging Products sales were to customers in the United States. The remaining sales were to customers in Canada. As CMI sold its investment interest in Polyair in December 2007 there were no Protective Packaging Products sales in 2008.

-  -

In March 2004, CMI completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC (“Glencoe”), a Chicago-based private equity firm.    On December 31, 2007, CMI completed a private sale of all of its remaining shareholdings in Polyair.

Selected Financial Information

The following unaudited financial information was derived directly and indirectly from CMI’s financial statements, which are attached as Schedule 3.

Selected Financial Information as at	September 30, 2009 ($)	December 31, 2008 ($)	December 31, 2007 ($)
ASSETS
Cash and cash equivalents	14,600,154	14,178,399	10,961,412
Marketable securities	2,356,661	2,880,094	5,461,581
Accounts receivable	1,220	20,797	26,351
Prepaid expenses	429,358	49,010	23,446
Notes receivable	-	99,935	1,289,972
Investments	295,626	292,427	378,746
Total Assets	17,683,019	17,520,662	18,141,508
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	301,749	121,181	693,078
Income taxes payable	1,118,585	839,565	849,469
Deferred gain	-	42,050	420,953
Total Liabilities	1,420,334	1,002,796	1,963,500
SHAREHOLDERS’ EQUITY
Share capital	2,830,765	2,830,765	2,833,307
Contributed surplus	59,411	59,411	59,411
Retained earnings	13,372,509	13,627,690	13,285,290
Total Shareholders’ Equity	16,262,685	16,517,866	16,178,008
Total Liabilities and Shareholders’ Equity	17,683,019	17,520,662	18,141,508

-  -

The following table sets forth items derived from the consolidated statements of operations for the nine month periods ended September 30, 2009, and September 30, 2008 and the years ended December 31, 2008 and 2007:

Selected Financial Information	For the Nine Months Ended		For the Year Ended
	September 30, 2009 ($)	September 30, 2008 ($)	December 31, 2008 ($)	December 31, 2007 ($)
REVENUE
Interest income	87,214	271,731	361,211	194,304
Investment income (loss)	344,047	(464,263)	(1,045,628)	359,629
	431,261	(192,532)	(684,417)	553,933
EXPENSES
Administrative and general	663,706	410,614	536,873	1,083,445
(Gain) loss on foreign exchange	1,766	(638,680)	(1,657,741)	342,732
Impairment loss on note receivable, net	57,000	-	58,675	-
Equity (earnings) loss on investments	(3,199)	(2,436)	26,428	795,294
Gain on sale of investments	-	-	-	(5,403,001)
Income taxes (recovery)	9,219	28,839	3,985	(20,325)
(Gain) loss from discontinued operations	(42,050)	-	-	547,033
	686,442	(201,663)	(1,031,780)	(2,654,822)
Net earnings (loss)	(255,181)	9,131	347,363	3,208,755
Other comprehensive income (loss)	-	-	-	757,088

Comprehensive income (loss)	(255,181)	9,131	347,363	3,965,843

Earnings (loss) per share (basic and diluted)
From continuing operations	(0.06)	0.00	0.07	0.74
From discontinued operations	0.01	0.00	0.00	(0.11)
Earnings (loss) per share	(0.05)	0.00	0.07	0.63
Cash dividends declared	-	-	-	-

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of CMI for the year ended December 31, 2008 and the nine months ended September 30, 2009.  This MD&A should be read in conjunction with CMI’s December 31, 2008 audited consolidated financial statements and CMI’s September 30, 2009 unaudited consolidated financial statements included as Schedules elsewhere herein.

In this document and in CMI’s audited consolidated financial statements and in CMI’s unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, in the audited consolidated financial statements, the unaudited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of CMI.  Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions.  Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in CMI’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, CMI expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

Review of Year-End Results ended December 31, 2008 and 2007

Revenue.  In August 2007 CMI announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive and effective December 28, 2007 sold all of its shares to Distinctive’s other major shareholder. Accordingly the 2007 operating results of Distinctive have been classified as discontinued operations. Revenue Loss for the year ended December 31, 2008 was $684,417 compared to Revenue Income of $553,933 for the comparable 2007 period. Revenue Loss for 2008 includes interest income on cash and cash equivalents of $361,211 and share of loss from investments in Limited Partnerships of $1,045,628. Revenue for 2007 includes interest income on cash and cash equivalents of $194,304 and share of income from investments in Limited Partnerships of $359,629. The increase in interest income in 2008 is due to the substantial increase in the period in cash and cash equivalents resulting from the proceeds received by CMI from the December 2007 sale of Distinctive and Polyair. The 2008 Loss from investments was due to the poor performance of the global equity markets arising from the current economic conditions, particularly in the second half of the year, and the impact thereon on CMI’s investments in Limited Partnerships.

Administrative and General Expenses.  Administrative and general expenses include fees for management and administrative services, legal and audit fees, and public company shareholder costs.  Administrative and general expenses for the year ended December 31, 2008 were $536,873 compared to $1,083,445 in the comparable 2007 period.  The decrease in administrative and general expenses for the year ended December 31, 2008 from the comparable period was as a result of the 2007 management compensation incurred upon the completion of CMI’s disposition of its investment interest in Polyair.

Gain (loss) on Foreign Exchange.  CMI holds certain amounts of its cash in United States dollars.  CMI experienced a foreign exchange gain of $1,657,741 during the year ended December 31, 2008.   The gains were as a result of the strengthening of the United States Dollar.  This compares to a foreign exchange loss of $342,732 for the year ended December 31, 2007.

Other expenses. Effective December 28, 2007, CMI sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of CMI believes a reserve is appropriate.  As a result, the deferred gain on the sale of this investment has been adjusted and the reduction has been set off against the impairment loss on note receivable resulting in the net loss of $58,675.

Equity Earnings (loss).  Equity earnings for the year ended December 31, 2008 were $4,572 compared to an equity loss of $723,175 for the comparable 2007 period.  On December 31, 2007, CMI completed a private sale of all of its remaining shareholdings in Polyair.  The equity loss for the year ended December 31, 2007 includes CMI’s share of equity loss of Polyair  CMI recorded adjustments to the carrying value of an investment in a significantly influenced company of $31,000 and $140,000 in 2008 and 2007 respectively.

Gain on Sale of Investments (2007).  In December 2007 CMI sold its shares in Distinctive.  The shares were paid for by the delivery to CMI of a $1 million promissory note payable in ten equal consecutive annual instalments.  The promissory note was discounted to its present value resulting in a gain of approximately $550,000.  Under Emerging Issue Committee Abstract #79, the gain on sale is only recognized in the Statement of Operations to the extent that it is realized.  Accordingly, $420,953 of the gain was deferred and reflected in the liability section of the Balance Sheet.  In December 2007 CMI also sold its remaining shareholdings in Polyair for $6.0 million, resulting in a gain of approximately $5.3 million.

Income Tax Provision.  The effective tax rate for the year ended December 31, 2008 and 2007 was 1.1% and (0.5%) respectively. The difference between CMI’s statutory tax rate and its effective tax rate is primarily attributable to the permanent differences associated with the tax treatment of capital gain transactions and the valuation allowance provided against certain future tax benefits.

Discontinued Operations. In August 2007 CMI announced its intention to initiate a process to sell its 50.33% investment interest in Distinctive.  Effective December 28, 2007 CMI sold its shares and the debt owed by Distinctive to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive for the year ended December 31, 2007, a loss of $1,186,997, has been classified by CMI as discontinued operations. The consolidated financial statements for the year ended December 31, 2007 also include CMI’s share of Polyair’s discontinued operations.  On December 31, 2007, CMI completed a private sale of all of its remaining shareholdings in Polyair.

Net Earnings (loss).  Net earnings for the year ended December 31, 2008 were $347,363 as compared to net earnings of $3,208,755 for the comparable 2007 period.  The results for the year ended December 31, 2008 were impacted by the poor performance of the equity markets and the gain on foreign exchange. The 2007 earnings resulted from the gain on the sale of CMI’s investments in Distinctive and Polyair offset by the discontinued operation loss from Distinctive of $1,186,997.

Inflation.  Inflation has not had a material impact on the results of CMI’s operations in its last quarter and is not anticipated to materially impact on CMI’s operations during its current fiscal year.

Review of Third Quarter and Nine-Month Period Results ended September 30, 2009 and 2008

Revenue.  Revenue for the three months ended September 30, 2009 was $141,708 compared to a loss of $306,534 for the comparable 2008 period. Revenue for the three months ended September 30, 2009 includes interest income on cash and cash equivalents of $23,814 and share of income from investments in Limited Partnerships of $117,894.  Revenue for 2008 includes interest income on cash and cash equivalents of $88,235 and share of loss from investments in Limited Partnerships of $394,787. Revenue for the nine months ended September 30, 2009 increased to $431,261 compared to a loss of $192,532 for the comparable 2008 period. Revenue for the nine months ended September 30, 2009 includes interest income on cash and cash equivalents of $87,214 and share of income from investments in Limited Partnerships of $344,047. Revenue for the nine months ended September 30, 2008 includes interest income on cash and cash equivalents of $271,731 and share of loss from investments in Limited Partnerships of $464,263. The decrease in interest income in 2009 is due to the substantial decrease in interest rates following the current economic conditions and the resulting tightening in the credit markets. Investment income increased in 2009 due to the improved results achieved from CMI’s Limited Partnership investments during the period.

Administrative and General Expenses.   Administrative and general expenses for the three months ended September 30, 2009 and 2008 were $141,221 and $114,314 respectively. Administrative and general expenses for the nine months ended September 30, 2009 and 2008 were $663,706 and $410,614 respectively. Administrative and general expenses normally include fees for management and administrative services, legal and audit fees, and public company shareholder costs.  The expenses for the nine month period ended September 30, 2009 include a provision for non-deductible interest expenses of approximately $250,000 which may arise from the potential reassessment of prior year taxes.

Gain (loss) on Foreign Exchange.  Loss on foreign exchange for the three months ended September 30, 2009 was $777 compared to a gain on foreign exchange of $380,707 for the comparable 2008 period.  Loss on foreign exchange for the nine months ended September 30, 2009 was $1,766 compared to gain on foreign exchange of $638,680 for the comparable 2008 period.  During the period under review CMI held minimal funds denominated in United States dollars.  The gain for the 2008 period resulted from the effect of the strengthening of the United States Dollar on CMI’s U.S. dollar holdings on hand at that time.

Other Expenses. Effective December 28, 2007, CMI sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  The first instalment was received in April 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years Distinctive incurred substantial operating losses. Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of CMI believes a reserve is appropriate. As a result, CMI has reserved $57,000 against the accretion interest on this discounted note for the nine months ended September 30, 2009.

Equity Items.  Equity earnings of significantly influenced company was $2,027 for the third quarter of 2009 as compared to equity loss of $428 for the comparable 2008 period.  Equity earnings for the nine months ended September 30, 2009 were $3,199 compared to equity earnings of $2,436 for the comparable 2008 period.

Income Tax Provision. The effective tax rate for the three months ended September 30, 2009 and 2008 was (8.7%) and (67.1%) respectively. The effective tax rate for the nine months ended September 30, 2009 and 2008 was (3.2%) and 75.9% respectively.  The difference between CMI’s statutory tax rate and its effective tax rate is primarily attributable to the permanent differences associated with non-deductible items, the tax treatment of capital gain transactions and the valuation allowance provided against certain future tax benefits.

Discontinued Operations. During the period under review CMI recognized a deferred gain of $42,050 from the 2007 sale of its investment interest in Distinctive.

Net Earnings (Loss).  Net loss for the third quarter of 2009 and 2008 were $18,763 and $67,811 respectively. Net loss for the nine months ended September 30, 2009 was $255,181 compared to net earnings of $9,131 in the comparable 2008 period. Net loss for the nine months ended September 30, 2009 was impacted by the provision for interest on a potential reassessment of prior year taxes.  Net earnings for the nine months ended September 30, 2008 were impacted by the poor performance of the equity markets and  the foreign exchange gain resulting from the strengthening of the United States Dollar during the period.

-  -

Inflation. Inflation has not had a material impact on the results of CMI’s operations in its last quarter and is not anticipated to materially impact on CMI’s operations during its current fiscal year.

Liquidity and Capital Resources

CMI’s principal sources of liquidity are cash on hand, short-term investments and cash flow from operations.

December 31, 2008

CMI's working capital amounted to $16.3 million at December 31, 2008 compared to $15.8 million at December 31, 2007.  The ratio of current assets to current liabilities increased to 17.9:1 at December 31, 2008 from 11.2:1 at December 31, 2007.

During the twelve months ended December 31, 2008 CMI’s cash position increased by approximately $3.2 million to $14.2 million from $11.0 million at December 31, 2007.  The net increase was due to the following:

➢
Operating Activities increased cash by $62,315.  This was a result of $664,130 in cash generated from operations, including an unrealized gain of $8,136 on foreign exchange, offset by $601,815 of cash used for changes in non-cash components of work capital;

➢	Financing Activities utilized $7,505 of cash for the purchase of common shares for cancellation;

➢
Investing Activities increased cash by $3,162,177.  This was due to the repayment of notes receivable of $752,459, proceeds of $59,891 received on the redemption of shares in a significantly influenced company and a decrease in short-term investments of $2,349,827.

September 30, 2009

CMI's working capital amounted to $16.0 million at September 30, 2009 compared to $16.3 million at December 31, 2008. The ratio of current assets to current liabilities was 12.2:1 at September 30, 2009 and 17.9:1 at December 31, 2008.

During the nine months ended September 30, 2009 CMI’s cash position increased by approximately $422,000 to $14.6 million from $14.2 million at December 31, 2008.  The net increase was due to the following:

➢	Operating Activities decreased cash by $237,940. This was a result of $336,757 in cash utilized for operations and $98,817 of cash generated from changes in non-cash components of work capital;
➢	Investing Activities increased cash by $660,535 as a result of the decrease in CMI’s short-term investments of $560,600 and the collection of $99,935 from the note receivable.

CMI’s ongoing expected costs include administrative expenses, fees for management and administrative services provided to CMI, legal and audit fees and public company shareholder costs.  CMI expects to generate the revenue required in order to service these expenditures from interest and investment income.

-  -

Related Party Transactions

CMI entered into transactions and had outstanding balances with various companies related by common ownership and management.  These transactions are in the normal course of business and are summarized as follows:

Related party transactions for the year ended December 31, 2008 are summarized as follows:

CMI paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2008. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to CMI’s and its subsidiary’s various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of CMI, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both CMI and Forum.

Related party transactions for the nine month period ended June 30, 2008 are summarized as follows:

CMI paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $180,000 for administrative, management and consulting services rendered for the nine months ended September 30, 2009. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to CMI’s and its subsidiary’s various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of CMI, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both CMI and Forum.

Share Data

The following table sets forth the Outstanding Share Data for CMI as at December 31, 2009:

	Authorized	Issued

Preference Shares, issuable in series	Unlimited
Class A Preference shares $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable	Unlimited	315,544

Common Shares	Unlimited	5,076,407

CMI's Common Shares are the only class of shares entitled to vote.

Risk Factors

CMI is subject to a number of broad risks and uncertainties including general economic conditions.  In addition to these broad business risks, CMI has specific risks that it faces, the most significant of which are detailed below.

-  -

Credit Risk.  Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Currency Risk.  Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect CMI’s operating and financial results.  CMI currently holds minimal funds denominated in United States dollars.  The value of this currency fluctuates due to changes in the exchange rate, which is beyond the control of CMI.  In the event that the Canadian dollar was to appreciate in value against the United States dollar this would have a nominal negative financial impact on CMI and therefore the currency risk is minimal.

Interest Rate Risk.  Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market rates.  CMI has not used derivative financial instruments to alter the exposure to interest rate risk.

The primary objective of CMI’s investment activities is to preserve capital while at the same time maximizing the income received from investments without significantly increasing risk.  Some of the securities that CMI may invest in have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate.  For example, if CMI holds a security that was issued with a fixed interest rate at the then-prevailing interest rate and the prevailing interest rate later rises, the principal amount of the investment could decline.  CMI currently maintains an investment portfolio consisting of short-term deposits, Canadian treasury bills and equity investments.  Due to the relative short-term nature of these investments, CMI believes that it has no material exposure to interest rate risk arising from our investments.

Other Price Risk.  Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk). CMI moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of CMI’s objectives and strategy.  Price fluctuations of the global equity markets could impact the performance of CMI’s short-term investments.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect CMI’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of CMI.

Outlook

Over the past few years, CMI’s former investment interests in both Distinctive and Polyair incurred substantial operating losses.  Management of CMI spent considerable time and effort in assisting these former business units in restructuring their operations and enhancing their ability to become more competitive in their respective industries.  These efforts provided CMI with the opportunity to maximize shareholder value, culminating in the December 2007 sale of both units.  With the divestiture transactions completed, CMI now has the financial and management resources to seek out new long-term strategic acquisitions with the potential for future growth.

CMI recently announced that its directors have approved a business combination by way of a proposed Amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of the shareholders of both companies and the approval of the regulatory authorities.  The combined company will benefit from the synergies resulting from a larger corporation with larger and more varied assets, a larger equity and income base and greater opportunities, which will help facilitate the financing of future growth and expansion.  The combined entity will allow for the businesses of both companies to operate on a more expeditious and cost effective basis.

In the interim, CMI’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

Critical Accounting Policies and Estimates

CMI’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada.  The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities.  Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.

The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources.  Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

CMI believes the following accounting policy is critical to its business operations and the understanding of results of operations:

Future Income Taxes – CMI follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities.  Consistent with this policy CMI recognizes future tax assets net of a valuation allowance, taking into account whether it is more likely than not that the recognized future tax assets will be realized.  Changes in future profitability of CMI may impact the realization of these future tax assets.

Accounting Standards Implemented in 2009

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

CMI applied the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 does not have any impact on CMI’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The implementation of this new standard does not have any impact on CMI’s results of operations, financial position and disclosures.

The Emerging Issues Committee (“EIC”) issued a new abstract on January 20, 2009, concerning the measurement of financial assets and financial liabilities (“EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”) (the “Abstract”).  The Abstract was issued to consider the diversity in practice as to whether an entity’s own credit risk and the credit risk of the counter-party are taken into account in determining the fair value of financial instruments.  The Committee reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities.  The Abstract is effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of the Abstract with retrospective application without restatement of prior periods. CMI applied the new Abstract at the beginning of its current fiscal year.  The implementation does not have a significant impact on CMI’s results of operations, financial position and disclosures.

Recently Issued Accounting Pronouncements

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. CMI is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on CMI’s accounting for its financial instruments.

On August 20, 2009, the CICA issued various amendments to Section 3855. “Financial Instruments”, and Section 3025, “Impaired Loans”.  The amendments include changing the categories into which debt instruments are required and permitted to be classified and eliminating the distinction between debt securities and other debt instruments.  As a result, debt instruments not quoted in an active market may be classified as loans and receivables, and impairment will be assessed using the same model for impaired loans.  Loans and receivables that the company intend to sell immediately or in the near term must be classified as held-for-trading and loans and receivables for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale.  The amendments also permit reclassifying assets from the held-for-trading and available-for-sale categories into the loans and receivables category under specified circumstances.  They also require reversing an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related These amendments are not expected to have a significant impact on CMI’s accounting for its financial instruments.

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to adopt the amendments recently issued by the IASB to International Financial Reporting Standard 7, “Financial Instruments” Disclosures” (“IFRS 7”).  These amendments are applicable to publicly accountable enterprises and those private enterprises, co-operative business enterprises, rate-regulated enterprises and not-for-profit organizations that choose to apply Section 3862.  The amendments were made to enhance disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk of financial instruments.  The amendments are effective for annual financial statements for fiscal years ended after September 30, 2009, with early adoption permitted.  To provide relief for preparers, and consistent with IFRS 7, the CICA decided that an entity need not provide comparative information for the disclosures required by the amendments in the first year of application.  CMI will apply these amendments for its 2009 annual consolidated financial statements.  The impact of the amendments to the fair value measurement and liquidity risk disclosure requirements of CMI are not expected to be significant.

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for CMI in its first fiscal quarter of 2011.

CMI is currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  CMI continues its work on the planning and assessment stage of the changes to IFRS. This includes the impact IFRS will have on accounting policies, choices among policies permitted, internal control over financial reporting and disclosure and control procedures. Accounting staff members continue to attend various IFRS training courses as part of the ongoing process in becoming proficient in understanding the impact of the transition to IFRS.

The Canadian Securities Administrators issued Staff Notice 52-321, Early Adoption of International Financial Reporting Standards, which provides issuers with the option to early adopt IFRS effective January 1, 2009.  It is not CMI’s intention to early adopt these standards.

Disclosure Controls And Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2008 as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that, as of December 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2008 that has materially affected, or is reasonably likely to affect, the CMI’s internal control over financial reporting.

As required by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings), the Chief Executive Officer and the Chief Financial Officer have caused to be evaluated under their supervision the effectiveness of such internal controls over financial reporting using the framework established in ‘Internal Control – Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO)’. Based on that evaluation, they have concluded that the design and operation of CMI’s internal controls over financial reporting were effective as at December 31, 2008.

In designing and evaluating such controls, it should be recognized that due to inherent limitations, any controls, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and may not prevent or detect misstatements.  Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Additionally, management is necessarily required to use judgment in evaluating controls and procedures.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have also evaluated whether there were changes in CMI’s internal controls over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, CMI’s internal control over financial reporting.  The Chief Executive Officer and Chief Financial Officer have determined that no material changes occurred during this period.

Description of Securities

CMI is authorized to issue an unlimited number of CMI Shares and an unlimited number of CMI Class A Preference Shares.

Common Shares

The CMI Shares are the only class of shares entitled to vote.  As at December 31, 2009, 5,076,407 CMI Shares are issued and outstanding, each having the right to one vote per share.

Class A Shares

The CMI Class A Shares are non-voting, non-cumulative, and non-participating shares, which are redeemable at $0.44 per CMI Class A Share.  As at December 31, 2009, 315,544 CMI Class A Shares are issued and outstanding.

Dividends

CMI currently does not anticipate dividends on the CMI Shares and the CMI Class A Shares in the immediate future and intends to retain its earnings to finance the growth and development of its business.  Any future determination by CMI to pay cash dividends will be at the discretion of the board of directors of CMI and will depend upon CMI’s financial condition, results of operations, capital requirements and such other factors as the board of directors of CMI considers relevant.

-  -

Stock Option Plan

CMI has a single Stock Option Plan.  The Plan is designed to secure for CMI and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of CMI’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  CMI accounts for stock-based compensation and other stock-based payments using the fair value-based compensation method, compensation costs attributable to CMI employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to contributed surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital.  CMI has not granted any new options since the adoption of these recommendations.

The maximum number of CMI Shares which may be reserved for issuance to any one person under the plan is 5% of the CMI Shares outstanding at the time of the grant.

The number of CMI Shares reserved for issuance under the Stock Option Plan is currently limited to 500,000 CMI Shares at an option price not to be less than the market price at the date of issuance.

As at December 31, 2009, CMI has no outstanding stock options.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of CMI as at the date of the most recent balance sheet contained in this Circular and as at the date hereof:

Designation of Security	Amount authorized or to be authorized	Amount outstanding as of December 31, 2008	Amount outstanding as of December 31, 2009
Common Shares	Unlimited	5,076,407 $2,688,939	5,076,407 $2,688,939
Class A Preference Shares	Unlimited	315,544 $141,826	To be Redeemed Prior to Amalgamation (1)
Loan Capital	NIL	NIL	NIL

Notes:
(1)	see “PART II - THE AMALGAMATION - Redemption of CMI Class A Shares”

Stock Exchange Price

The CMI Shares are listed and posted for trading on the Exchange under the stock symbol CMC.

-  -

The following table sets forth: (i) the monthly high, monthly low, and month end closing price; and (ii) volume of trading of the CMI Shares for the months indicated:

MONTH	MONTHLY HIGH	MONTHLY LOW	MONTH END CLOSE	MONTHLY VOLUME
December 2009	2.80	2.50	2.65	25,500
November 2009	2.50	2.10	2.15	19,100
October 2009	2.35	1.80	1.90	7,508
September 2009	2.60	2.25	2.25	16,200
August 2009	2.25	2.10	2.25	600
July 2009	2.65	2.10	2.35	11,715
June 2009	2.60	2.25	2.60	28,950
May 2009	2.75	2.5	2.5	39,833
April 2009	2.75	2.05	2.60	98,285
March 2009	2.25	1.42	1.8	252,971
February 2009	1.50	1.35	1.49	136,839
January 2009	1.50	1.25	1.40	72,000
December 2008	1.50	1.25	1.25	14,846
November 2008	1.60	1.40	1.40	4,630
October 2008	1.88	1.50	1.62	14,743
September 2008	2.10	1.62	1.88	14,634
August 2008	2.49	2.15	2.15	169,580
July 2008	2.50	1.75	2.45	74,100
June 2008	2.50	1.50	2.15	25,360
May 2008	1.75	1.50	1.55	6,730
April 2008	1.80	1.45	1.80	1,000
March 2008	1.50	1.43	1.43	7,669
February 2008	1.90	1.24	1.50	22,666
January 2008	1.41	1.15	1.28	71,302

Redemption of CMI Class A Shares

Pursuant to the terms and conditions attaching to the CMI Class A Shares, the CMI Class A Shares may be redeemed by CMI at any time upon not less than thirty days’ notice in writing, at a price of $0.44 per share plus all declared but unpaid dividends thereon up to the date fixed for redemption.  CMI intends to give such notice of redemption on January 15, 2010, and the date specified for redemption is February 19, 2010, after which date the holders of the CMI Class A Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof.

Principal Security Holders

To the knowledge of the directors and officers of CMI, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of CMI entitled to be voted at the Meeting other than Fred A. Litwin who directly and indirectly controls 2,779,219 CMI Shares (54.75%) and Sutton Management Limited (“Sutton”) which controls 167,641 CMI Shares (3.30%).   The CMI Shares controlled by Fred A. Litwin and by Sutton, none of which will be counted in determining approval or disapproval of the CMI Amalgamation Resolution, are comprised of the following:

(a)           92,416 CMI Shares (1.82%) beneficially owned Fred A. Litwin.

(b)	1,137,500 CMI Shares (22.41%) beneficially owned by Mar-Risa Holdings Inc. (“Mar-Risa”), which corporation is indirectly controlled by Fred A. Litwin.

(c)	1,475,394 CMI Shares (29.06%) beneficially owned by DG Acquisition Corp. (“DG”), a wholly-owned subsidiary of Mar-Risa, which corporation is indirectly controlled by Fred A. Litwin.

(d)	49,119 CMI Shares (0.97%) beneficially owned by Forum Financial Corporation ("Forum"), which corporation is directly controlled by Fred A. Litwin.

(e)	24,766 CMI Shares (0.49%) beneficially owned by First Corporate Equity Ltd. ("FICO"), which corporation is directly controlled by Fred A. Litwin.

(f)	24 CMI Shares (0.00%) beneficially owned by Genterra Inc. ("Genterra"), which corporation is indirectly controlled by Fred A. Litwin and Sutton.

(g)
167,641 CMI Shares (3.30%) beneficially owned by Sutton, which corporation is beneficially owned by the children of Fred A. Litwin, being Mark I. Litwin, President and a Director of the Corporation and his sister, Risa Shearer.

Directors and Executive Officers

The following table sets forth the Directors of CMI as at December 31, 2009.

Name and Municipality of Residence	Principal Occupation	Date Service Commenced	Number of shares beneficially owned, directly or over which control or direction is exercised (1)	Unexercised Options at Fiscal Year End
Fred A. Litwin (5) Toronto, Ontario, Canada	President, Forum Financial Corporation	Director - October 31, 1968	2,779,219 (2)	Nil
Stan Abramowitz Toronto, Ontario, Canada	Chief Financial Officer, Forum Financial Corporation	Director - December 14, 1989	Nil	Nil
Sol D. Nayman (3) (4) (5) Toronto, Ontario, Canada	President, S.D. Nayman Management Inc.	Director - June 24, 2004	Nil	Nil
Ian Dalrymple (3) (4) Toronto, Ontario, Canada	President, Dalrymple Wealth Counsel Group Inc.	Director - April 27, 2006	Nil	Nil
Mark E. Dawber (3) (4) Toronto, Ontario, Canada	Chartered Accountant and Consultant	Director - October 23, 2006	Nil	Nil

Notes:
(1)	The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.
(2)
Fred A. Litwin, President and a Director of the Corporation, directly controls 92,416 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. and its subsidiary DG Acquisition Corporation, 49,119 Common shares through Forum Financial Corporation 24,766 Common shares through First Corporate Equity Ltd., and 24 Common Shares through Genterra.

(3)	Member of Audit Committee.
(4)	Member of the Corporate Governance Committee.
(5)
During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements.  The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

The following table sets forth the Executives of CMI as at December 31, 2009.

Name and Municipality of Residence	Position with CMI	Principal Occupation	Number of shares beneficially owned, directly or over which control or direction is exercised	Unexercised Options at Fiscal Year End
Fred A. Litwin* Toronto, Ontario	President	Executive	2,779,219	Nil
Daniel S. Tamkin Long Island, New York	Vice President (Resigned April 17, 2008)	President, The Cambridge Towel Corporation	13,125	Nil
Stan Abramowitz Toronto, Ontario	Secretary	Chief Financial Officer, Forum Financial Corporation	Nil	Nil
*   Refer to Notes (2) and (5) above.

Executive Compensation

On December 31, 2008, the Canadian Securities Administrators’ new executive compensation disclosure rules came into effect. Form 51-102F6 —Statement of Executive Compensation (the ‘‘Executive Compensation Rules’’), which forms part of National Instrument 51-102 —Continuous Disclosure Obligations (the ‘‘New Rules’’), requires additional disclosure on executive compensation with respect to CMI’s executive officers and directors. CMI has addressed the New Rules in the compensation disclosure presented on the following pages.

CMI does not have a compensation committee of its board of directors.  All matters relating to executive compensation are dealt with by the full board of directors.  During the fiscal year of CMI ended December 31, 2008, the board of directors consisted of the following individuals: Fred A. Litwin, Stan Abramowitz, Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.

Compensation Discussion and Analysis

CMI is committed to enhancing its financial performance and maximizing shareholder value.  CMI remains focused on several strategic initiatives geared toward internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products. In light of the current downturn in the economy and declining confidence, CMI expects a challenging economic climate ahead, but is confident that it is well positioned financially should the conditions persist.

The success of CMI’s business is directly related to CMI’s ability to attract, motivate and retain highly talented executive officers who are committed to CMI’s vision, mission and values.

The Compensation Discussion and Analysis describes and explains the significant elements of compensation awarded to, earned by, paid to or payable to the Company’s executive officers, as defined in the Executive Compensation Rules, for Fiscal 2008. As per the Executive Compensation Rules, the Company is required to provide specific disclosure on the Chief Executive Officer and the Chief Financial Officer (‘‘Named Executive Officer’’ or ‘‘NEO’’). In addition, the Executive Compensation Rules require that the Company also include, within the definition of a Named Executive Officer or NEO, each executive officer who would have been an NEO as at the end of the financial year end, but was not employed with the Company as at the end of Fiscal 2008.

The compensation paid is structured to attract, retain and motivate officers and encourage them to focus on improving corporate performance and to increase value for shareholders and is comprised only of short-term cash payments which are structured to be competitive with the market place in which CMI operates.  Although CMI does have a Stock Option Plan, it has not over the course of the past several years included any performance based equity compensation as a component of executive officer compensation. CMI does not have a pension or retirement plan or any other compensation plans.

The cash-based compensation paid to CMI’s executives is structured as a management fee paid to Forum Financial Corporation (“Forum”), a management consulting firm owned by Fred A. Litwin, the President and Chief Executive Officer of CMI.  Apart from this management fee, there was no other compensation paid to any NEO during Fiscal 2008 and CMI does not provide the NEOs with any perquisites or benefits.  As the NEOs other than Mr. Litwin are employees of Forum and are compensated by Forum, the management fee reflects their relative contribution to the provision by Forum of management services to CMI.

CMI’s Board of Directors has had numerous discussions of the relative merits of its compensation practice and has concluded that the current approach, which involves a cash-based management fee not linked to CMI’s performance, is successful and has resulted in an effective, cost-efficient and focused management team.  While this approach does not include a performance-based incentive to the management team, the Board has taken the view that the relationship between Forum and CMI through the Litwin family ownership of controlling interests in each company provides an incentive to management to enhance CMI’s performance and maximize shareholder value.  Although CMI’s compensation practice does not include regular bonuses, whether performance-based or otherwise, from time to time CMI may award a bonus to an NEO in connection with a specific project or transaction.

Although CMI’s compensation practice does not include regular bonuses, whether performance-based or otherwise, from time to time CMI may award a bonus to an NEO in connection with a specific project or transaction.  For example, upon completion of the CMI’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment totaling $500,000 became payable on December 31, 2007 to Forum and the NEOs.

In arriving at the compensation levels paid by CMI to its executive officers through the management fee paid to Forum, the Board takes into account a number of factors, including the expertise and experience of the individual, the length of time the individual has been in the position, the personal performance of the individual, the overall performance of CMI, and, a subjective evaluation considering peer-company market data from surveys in which CMI participates.

The Board believes that the information they had available and the factors considered in determining executive compensation was sufficient in helping to determine the appropriate level of executive compensation and that the services of an independent compensation consultant and associated costs were not warranted.

The Compensation Discussion &Analysis presents the compensation philosophy, program design and objectives, for the following Named Executive Officers:

-  -

Fred A. Litwin, President and Chief Executive Officer
Stan Abramowitz, Secretary and Chief Financial Officer
Daniel S. Tamkin, former Vice-President (until April 17, 2008)

Summary Compensation Table

The following table provides a summary of compensation earned during each of the CMI’s last three fiscal years by CMI's Chief Executive Officer, the Chief Financial Officer and each of the CMI’s most highly compensated executive officers where total salary and bonus exceeded CDN $150,000 during such year (“Named Executive Officers”) other than the Chief Executive Officer and Chief Financial Officer.

	Annual Compensation				Long Term Compensation
Name & Principal Position	Year	Salary	Bonus	Other Annual Compensation (1)	Number of Common Shares Under Option Plan

Fred A. Litwin President & CEO	2008 2007 2006	$Nil Nil Nil	Nil (3) Nil	$ 240,000 $ 266,000 $ 312,000	Nil Nil Nil

Daniel S. Tamkin (2) Vice President	2008 2007 2006	Nil Nil Nil	Nil (3) Nil	Nil Nil Nil	Nil Nil Nil

Stan Abramowitz Secretary & CFO	2008 2007 2006	Nil Nil Nil	Nil (3) Nil	Nil Nil Nil	Nil Nil Nil

Notes:
(1)
The amounts in this column relate to management fees paid by CMI and Distinctive Designs Furniture Inc. (“Distinctive”), one of CMI’s subsidiaries, to Forum Financial Corporation (“Forum”) for management, administrative and financial consulting services provided during the fiscal period. Forum is controlled by Fred A. Litwin.  Effective December 28, 2007, CMI sold its investment interest in Distinctive.

(2)	Mr. Tamkin resigned his position as Vice-president of CMI on April 17, 2008.
(3)
On December 31, 2007, upon completion of CMI’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment totalling $500,000 became payable to Forum and the above referenced officers

Employment Contract

There are no employment contracts between CMI and the Named Executive Officers above and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with CMI, from a change of control of CMI or a change in the Named Executive Officers’ responsibilities following a change-in-control together with the amount involved.

-  -

Compensation of Directors

CMI’s compensation philosophy surrounding Independent Director compensation is principled on taking a non-risk based approach in order to encourage suitable governance through unbiased decision-making. The Independent Directors’ compensation is reviewed by the Corporate Governance Committee generally every two years, of which the last evaluation was performed in the 2006 fiscal year with the changes made effective January 1, 2007. Directors, who are compensated officers or employees of CMI or its affiliates, including Forum Financial Corporation, do not receive compensation as directors.

The Corporate Governance Committee may, if appropriate and timely, engage an independent consulting firm to conduct a comprehensive survey of prevailing market trends and practices in director compensation and obtain a report on its findings and recommendations. The Corporate Governance Committee may then evaluate the report received and make appropriate recommendations to the Board with respect to the compensation of the Independent Directors based on the findings and recommendations of such report.

Each director of CMI who is not a compensated officer or employee of CMI or its affiliates is entitled to an annual retainer fee of $5,000.  In addition, the Chairman of the Audit Committee receives an additional annual retainer fee of $5,000.

Director Compensation Table

The following table provides a summary of compensation information for the Directors of the CMI during Fiscal 2008.

Name	Fees Earned ($)	Share based Awards ($)	Option based Awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Fred A. Litwin	-	-	-	-	-	-	-
Stan Abramowitz	-	-	-	-	-	-	-
Sol D. Nayman	$12,500 (1)	-	-	-	-	-	-
Ian Dalrymple	$15,000 (1)	-	-	-	-	-	-
Mark E. Dawber	$10,000		-	-	-	-	-

Note:
(1)	Includes special fees for work performed on the Independent Committee of Directors relating to the potential merger with Genterra Inc.

Options Granted during the Fiscal Year Ended December 31, 2008

There were no options granted to Executive Officers of CMI during the fiscal year ended December 31, 2008.

Options Exercised during the Fiscal Year Ended December 31, 2008

There were no options outstanding during the fiscal year ended December 31, 2008.

-  -

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

As of December 31, 2008, CMI’s most recently completed financial year-end, CMI’s Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by securityholders	NIL	N/A	357,500
Equity Compensation Plans not approved by securityholders	N/A	N/A	N/A
Total	NIL	N/A	357,500

Management Contract

Administrative services are provided to CMI and its subsidiaries by Forum Financial Corporation, 106 Avenue Road, Toronto, Ontario for an annual fee of $240,000.  These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to CMI's and its subsidiaries’ various investment interests.  Additionally, at CMI's request, Forum analyzes potential investments, business opportunities and ventures on a fee-for-service basis.

Interest of Informed Persons in Material Transactions

CMI paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2008. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

Corporate Governance

General

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of CMI.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

In fiscal 2005, the CSA finalized, and CMI became subject to, National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance which established corporate governance guidelines which apply to all public companies.  The following disclosure of CMI’s approach to corporate governance outlines the various procedures, policies and practices that CMI and the Board of Directors have implemented to address all of the foregoing requirements and, where appropriate, reflect current best practices.  CMI has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, CMI's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for CMI at its current stage of development, and therefore these guidelines have not been adopted.

Corporate Governance Guidelines

To enhance CMI’s commitment to maintaining a high standard of corporate governance, the Board of Directors adopted the Corporate Governance Guidelines in fiscal 2004.  The Corporate Governance Guidelines assist the Board of Directors with respect to meeting CMI’s corporate governance responsibilities.  Among other things, the Corporate Governance Guidelines address the following matters:

➢
Board Committees – including maintaining an audit committee, disclosure committee and a governance committee which must operate in accordance with applicable law, their respective charters as adopted and amended from time to time by the Board, and the applicable rules of the Toronto Stock Exchange and/or any other exchange or market on which CMI’s securities are listed or traded;

➢
Board Meetings – including a requirement that the directors conduct executive sessions where non-management directors (i.e., directors who are not company officers) meet without management participation. The chairman of the governance committee shall be the presiding director for each executive session; and

➢
Board’s Relationship with Management – including a requirement for the Board to provide each director with complete access to the management of CMI, subject to reasonable advance notice to CMI and reasonable efforts to avoid disruption of CMI's management, business and operations.

Board of Directors

As at December 31, 2008, the Board was comprised of five directors, being Fred A. Litwin, Stan Abramowitz, Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  The Board of Directors has concluded that a majority of CMI’s directors, specifically three out of five (or 60%), are “independent”.  The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. Each of Mr. Nayman, Mr. Dalrymple and Mr. Dawber meet the definitions of independence under applicable securities laws and stock exchange regulations and are considered by the Board to be independent.  Mr. Dawber, effectively, serves as the lead director of the independent directors.

Mr. Litwin, the Chairman of the Board of Directors, is not considered to be independent because he is President of CMI, and directly owns 1.82% of CMI and indirectly controls approximately 52.93% of CMI through Mar-Risa, Forum, First Corporate Equity Ltd. and Genterra.  Mr. Abramowitz is not considered to be independent because he is the Chief Financial Officer of Forum.  Mr. Litwin has been associated with CMI since 1968 and has been instrumental in its growth and success over the years.  The early role of Mr. Litwin in CMI and his guidance of its successful development since that time makes him uniquely suited to fulfil his role as President and to serve as a member of the Board.  Mr. Abramowitz, who is a chartered accountant with a significant public accounting background, plays a key role in the interaction between management and the Board with respect to CMI's financial affairs, and his expertise in financial matters makes him well suited to serve as Chief Financial Officer, Secretary and as a member of the Board.

Certain directors of CMI are also directors of other public corporations in Canada and in other jurisdictions. Mr. Nayman serves as a director of Polyair Inter Pack Inc., a Canadian public corporation.  Messrs. Abramowitz, Nayman and Dawber serve as directors of Genterra Inc., a Canadian public corporation.  Apart from these relationships, no director of CMI sits on the board of a public corporation on which another director of CMI also sits.  The Board of Directors does not view these relationships as interfering in any way with the exercise of the independent judgment of these directors or affecting the proper function or operation of the Board.  Mr. Dalrymple is a director of Synergx Systems Inc., a U.S. public corporation. For information regarding the compensation of directors, see “Executive Compensation – Compensation of Directors”.

Mandate of the Board

The mandate of the Board, as prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of the business and affairs of CMI and to act with a view to the best interests of CMI. In doing so, the Board oversees the management of CMI's affairs directly and through its audit committee, corporate disclosure committee and corporate governance committee.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving CMI's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget, reviewing major strategic initiatives to ensure that CMI's proposed actions accord with shareholder objectives, reviewing succession planning, assessing management's performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to shareholders, ensuring the effective operation of the Board and safeguarding shareholders' equity interests through the optimum utilization of CMI's capital resources.  The Board also takes responsibility for identifying the principal risks of CMI's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.

In keeping with its overall responsibility for stewardship of CMI, the Board is responsible for the integrity of CMI's internal control and management systems and for CMI's policies respecting corporate disclosure and communication.

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

The positions of Chairman, President and CEO are combined.  The Board believes CMI is well serviced and the independence of the Board from management is not compromised by the combined role.  The Board does not, and does not consider it necessary, to have any formal structures or procedures in place to ensure that the Board can function independently of management.  The Board believes that its current composition, in which only two of five are or will be a member of management, is sufficient to ensure that the Board can function independently of management.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President/CEO.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

The Board does not at present have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on CMI's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.  The Board plans to continue evaluating its own effectiveness on an ad hoc basis.  The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors.  Proposed director's credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director's nomination.

New directors are provided with an information package about CMI and are briefed on strategic plans, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required.  The Board is comprised of individuals with varying backgrounds, who have many years of collective experience in managing and maintaining operations of publicly traded companies.  Board members are encouraged to take courses that will continue to update their knowledge of any changes in regulatory and reporting requirements, as well as communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance.  Board members have full access to CMI's records.  Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of CMI's Board.

Orientation and Continuing Education

By ensuring that the Board members are properly informed of the business of CMI, the Board considers that it complies with this guideline.  Newly appointed directors are provided with CMI's continuous disclosure documents and minutes of previous meetings of the Board.  The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including the commitment of time required.  The Board ensures its members’ skills and knowledge are maintained for the performance of their necessary functions through self-assessment procedures.

Compensation of Directors

CMI does not have a compensation committee of its board of directors.  All matters relating to executive compensation are dealt with by the full board of directors.  For information regarding the compensation of directors, see “Executive Compensation – Compensation of Directors”.

Meetings of the Board and Committees

The Board of Directors meets regularly to review the business operations and financial results of CMI.  Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of CMI.  The Chair reviews the agenda for each Board meeting with management.  The Board of Directors also functions independently of management by virtue of the meetings of the Audit Committee and the Corporate Governance Committee, each of which is comprised of only independent directors.

These committee meetings also serve as in camera executive sessions of the independent directors without management present.  During the fiscal year ended December 31, 2008, the number of Board and committee meetings held and the attendance of directors at these meetings were as follows:

-  -

➢	6 Board meetings;
➢	5 Audit Committee meetings;
➢	4 Corporate Governance Committee meetings; and
➢	6 Corporate Disclosure Committee meetings.

Director	Board Meetings	Committee Meetings
Fred A. Litwin	6 of 6 (100%)	6 of 6 (100%)
Stan Abramowitz	6 of 6 (100%)	6 of 6 (100%)
Sol D. Nayman	5 of 6 (83%)	8 of 10 (80%)
Ian Dalrymple	6 of 6 (100%)	9 of 10 (90%)
Mark E. Dawber	6 of 6 (100%)	9 of 9 (100%)

The Board meets at least quarterly, to review among other things, the performance of CMI.  Results are compared and measured against plan and performance in prior years.  The Board also holds a meeting each year to review and assess CMI's financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Board Committees

Currently, each of the Audit Committee and the Corporate Governance Committee are composed of non-management directors all of whom are considered to be “independent” as determined under applicable securities laws and stock exchange regulations.

The Corporate Disclosure Committee, a committee comprised of management representatives, meets quarterly, and, as otherwise required, to discuss disclosure issues and associated processes and compliance.

Position Descriptions

While CMI has not developed written position descriptions for the chairs of the Board or of any committee of the Board, chairs of the Board and of its various committees are expected to supervise the activities of the Board and such committees and to ensure that the Board and such committees are taking all steps necessary to fulfil their respective mandates.  The Board has a clearly defined mandate which imposes certain limits on the powers of management.  The Board believes that it is responsible for overseeing the affairs of CMI and that the Chief Executive Officer is responsible for implementing CMI's strategic plan and business objectives as prepared by management and submitted to the Board annually.  CMI has not developed a formal mandate for the Chief Executive Officer as it considers that the Chief Executive Officer’s role is to implement CMI’s plan and objectives.  The Corporate Governance Committee will review the performance of the Chief Executive Officer annually.

Corporate Disclosure Committee

CMI has also reviewed its disclosure process to ensure the integrity of the information it provides to the market and to enhance the transparency of its disclosure. CMI’s Disclosure Policy articulates the strategies and tactics used by CMI to disclose material information to the public in accordance with appropriate securities laws and regulations.  Further, CMI believes that each and every employee has an obligation to ensure material information—or information that has the potential to be deemed material—is brought to the attention of CMI’s management for consideration.  A Disclosure Committee has been established and has been actively involved in the review of CMI’s disclosure.  The Disclosure Committee, which was appointed by and reports to the Board, is comprised of the Chief Executive Officer (Mr. Litwin) as Chair and the Chief Financial Officer (Mr. Abramowitz).

Audit Committee

The following table sets out the composition of the Audit Committee:

Name of Audit Committee Member	Principal Occupation	Independent	Financially Literate
Sol D. Nayman	President, S.D. Nayman Management Inc.	Yes	Yes
Ian Dalrymple	President, Dalrymple Wealth Counsel Group Inc.	Yes	Yes
Mark E. Dawber	Chartered Accountant and Consultant	Yes	Yes

Relevant Education and Experience

Sol D. Nayman is President of S.D. Nayman Management Inc.  Mr. Nayman is a director of Polyair Inter Pack Inc. and is a member of their Audit Committee.  Mr. Nayman was for many years Executive Vice-President of Club Monaco Inc.  Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity.  Mr. Nayman is a director of Genterra Inc., a Canadian public corporation.

Ian Dalrymple is the President of Dalrymple Wealth Counsel Group Inc., a management firm specializing in investment, estate and tax management.  Until December, 2008, Mr. Dalrymple was Chairman and Chief Investment Officer of Northwood Stephens Private Counsel Inc.  Prior to that, Mr. Dalrymple was the Managing Director of Nigel Stephens Counsel Inc., a position he held since October 1989.  Mr. Dalrymple has over 30 years of experience in the financial services and investment industries.  Mr. Dalrymple holds a Bachelor of Commerce degree and a Masters degree in Economics from the University of Toronto, is a Fellow of the Canadian Institute of Actuaries, a Member of the American Academy of Actuaries and a Fellow of the Society of Actuaries.  Mr. Dalrymple is a Director of the West Park Foundation, a charitable foundation serving the West Park Health Care Centre.

Mark E. Dawber is a Chartered Accountant and Consultant.  Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton (“MSHH”) from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP.  Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.  Mr. Dawber is director of Genterra Inc., a Canadian public corporation.

The Audit Committee has direct communication channels with CMI’s internal finance department to review issues as appropriate and meets directly with external auditors of CMI on a regular basis.  On March 29, 2005, the Board of Directors adopted an Audit Committee Charter which is attached as a Schedule to CMI’s annual information form that is available on SEDAR at www.sedar.com.  The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

➢	oversee the integrity of CMI’s financial statements and financial reporting process;
➢	oversee the qualifications and independence of CMI’s external auditors;
➢	oversee the scope of the annual audit plan;
➢	oversee the work of CMI’s financial officers and executives and external auditors; and
➢	provide an open avenue of communication between the external auditors, the Board and management.

In accordance with applicable securities laws and stock exchange regulations, each of the members of the Audit Committee is “financially literate”.  Mr. Dawber, the Audit Committee Chairman, is a Chartered Accountant and is considered to be a “financial expert”.  Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience.

Corporate Governance Committee

Currently, the members of the Governance Committee are Messrs. Sol D. Nayman, Ian Dalrymple and Mark E. Dawber.  Generally, the Governance Committee oversees and assesses the functioning of the Board of Directors and the committees of the Board of Directors and identifies and recommends qualified director candidates for election to the Board of Directors.  During fiscal 2005, the Board of Directors adopted the Corporate Governance Committee Charter which outlines, among other things, the responsibilities of the Corporate Governance Committee with respect to developing and recommending to the Board of Directors CMI’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to CMI.  Annually, the Corporate Governance Committee will assess the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to tCMI, and the competencies, skills and personal qualities of existing directors.  Based on this assessment, the Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Corporate Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with CMI’s needs.  In accordance with its Charter, the Corporate Governance Committee has also implemented policies to enable an individual director to engage an outside advisor at the expense of CMI with the approval of the Corporate Governance Committee.

Ethical Business Conduct

On March 29, 2005, the Board adopted and implemented policies regarding a Code of Business Conduct and Ethics, which CMI distributed to all of its directors, officers, employees, agents and representatives, including consultants.  The objectives of this Code are summarized as follows:

Code of Business Conduct and Ethics:

This Code states that all directors, officer, employees, agents and representatives, including consultants, of CMI must:

►	obey applicable laws and regulations governing CMI's business conduct;
►           avoid all conflicts of interest between work and personal affairs;
►	refrain from insider trading;
►
respect the rights of and deal fairly with CMI's customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice;

►
avoid any discrimination or harassment against any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law;

►           strive to create a safe workplace and to protect the environment;
►	promote honest and accurate recording and reporting of information in order to make responsible business decisions;
►           maintain the confidentiality of confidential information;
►           protect and preserve CMI's assets and ensure their efficient use;
►	avoid giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business; and
►           cooperate in internal investigations of misconduct.

The Code of Ethics referred to above is available on SEDAR at www.sedar.com.

Response to Shareholders

Management is available to shareholders to respond to questions and concerns on a prompt basis.  The Board believes that its communications with shareholders and the avenues available for shareholders and others interested in CMI to have their inquiries about CMI answered are responsive and effective.

Expectations of Management

The Board works closely with members of management.  The Board's access to information relating to the operations of CMI is through the membership on the Board of key members of management and, as necessary, the attendance by other members of management at the request of the Board, are key elements to the effective and informed functioning of the Board of the CMI.

CMI's senior management have formed a committee which meets regularly to permit decisions affecting the different aspects of CMI's business to be co-coordinated and integrated across all areas of the CMI's operations.  All of the directors of CMI who hold management positions in CMI are also members of this committee.  Their presence at the meetings of the management committee fosters an awareness of, and familiarity with, the day-to-day issues affecting the CMI which they are then able to impart to other members of the Board.

The Board expects CMI's management to take the initiative in identifying opportunities and risks affecting CMI's business and finding means to deal with these opportunities and risks for the benefit of CMI.  The Board is confident that CMI's management responds ably to this expectation.

Material Contracts

CMI is party to a management contract with Forum Financial Corporation whereby Forum has agreed to provide administration, management and consulting services for an annual fee of $240,000.  These services include office, administrative and clerical services, including bookkeeping and accounting services.

Effective December 28, 2007, pursuant to a purchase and sale agreement, CMI sold its shares and debt owed by Distinctive to 337572 Ontario Limited, Distinctive’s other major shareholder.  CMI received $834,010.80 in cash representing 100% of the price attributable to the debt and the delivery of a $1 million promissory note payable in ten equal consecutive instalments of $100,000 with the first instalment due on January 15, 2009 and each anniversary thereafter.  There is no interest on the note unless a default occurs and the note only remains payable if Distinctive remains in business.  There is provision to accelerate the payment of the note in certain circumstances.  The security for the note is a pledge of all of the shares owned by the purchaser in the capital of Distinctive, representing a majority of the issued and outstanding shares of Distinctive.

Other than the discussions leading to the Amalgamation Agreement, there have been no material contracts between Genterra and CMI.

-  -

Interests of Experts

Effective November 17, 2008 Kraft Berger LLP, Chartered Accountants, the former auditor, resigned as auditor of CMI and BDO Canada LLP, Chartered Accountants, the current auditor of CMI, was approved for appointment as the new auditor of CMI by the board of directors.

Kraft Berger LLP, the former external auditors, reported on the fiscal 2007 audited consolidated financial statements.  Kraft Berger LLP had no registered or beneficial interest, direct or indirect, in any securities or property of CMI, or any of CMI’s Associates or Affiliates when it prepared the report on CMI’s 2007 consolidated financial statements, or after such time, nor does it expect to receive any such securities or other property.

Audit Fees

Audit fees paid to Kraft Berger totaled $92,500 in fiscal 2008 and $61,710 in fiscal 2007.  Audit fees comprise professional services for the audit of CMI’s annual financial statements, interim review procedures performed in connection with CMI’s quarterly reports and services provided in connection with CMI’s statutory and regulatory filings which includes the audit of the tax provision and fees for accounting consultation and statutory audits of subsidiaries.

Audit-Related Fees

There were no audit-related fees paid to Kraft Berger in fiscal 2008 and in fiscal 2007.

Tax Fees

Fees paid to Kraft Berger for tax services, including tax compliance, tax advice and tax planning, totalled approximately $Nil in fiscal 2008 and $Nil in fiscal 2007.

All Other Fees

There were no fees paid to Kraft Berger for services other than those reported in the categories above in fiscal 2008 and in fiscal 2007.

Fees paid to Kraft Berger LLP for its services rendered are as follows:

Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2008(1)	$92,500	Nil	Nil	Nil
2007	$61,710	Nil	Nil	Nil
2006	$57,120	Nil	$1,900	Nil
2005	$44,178	Nil	$3,500	Nil

Notes:
(1)           Payment regarding Financial Year Ended September 30, 2007, billed and paid during Fiscal 2008.

Related Party Transactions

CMI entered into transactions and had outstanding balances with various companies related by common ownership and management.  These transactions are in the normal course of business and are summarized as follows:

CMI paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2008. These services include office, administrative and clerical services, including bookkeeping and accounting.  Forum also assists in the decision making process relating to CMI’s and its subsidiaries’ various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of CMI, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both CMI and Forum.

Legal Proceedings and Regulatory Actions

Management of CMI is not aware of any regulatory action, legal proceedings or litigation outstanding, threatened or pending as of the date hereof by or against CMI.

Auditor, Transfer Agent and Registrar

CMI’s Transfer Agent and Registrar is:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario  M5J 2Y1
Canada

CMI’s Auditor is:

BDO Canada LLP, Chartered Accountants
Royal Bank Plaza
P.O. Box 32
Toronto, Ontario, Canada M5J 2J8

Additional Information

Additional information relating to CMI is available on SEDAR at www.sedar.com.  Security holders may request copies of CMI’s Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to info@consolidatedmercantile.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of CMI’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in CMI’s information circular for its most recent annual meeting of shareholders which involve the election of directors.  Additional financial information is provided in CMI’s financial information and MD&A for its most recently completed financial year.

Board Approval

The contents of this Circular as related to CMI and the sending of this Circular to CMI shareholders have been approved by CMI’s board of directors.

PART VIII
INFORMATION CONCERNING THE RESULTING ISSUER (AMALCO)

General

By operation of law, upon completion of the Amalgamation under the OBCA, all of the operations, assets and liabilities of each of Genterra and CMI will be assumed by a new company - Amalco - and each of Genterra and CMI will cease to exist.  Amalco will continue to carry on the business currently carried on by Genterra and CMI. Accordingly, Amalco will be subject to the same risk factors associated with the current business of Genterra and CMI. For a discussion of the business, assets and operations of Genterra and CMI see “PART VI-INFORMATION CONCERNING GENTERRA”, and “PART VII - INFORMATION CONCERNING CMI”, respectively. For a discussion of the risks associated with the Amalgamation and the business of Genterra and CMI, see “PART II - THE AMALGAMATION - Risk Factors”.

Name and Incorporation

The Resulting Issuer will be the entity formed by the amalgamation of Genterra and CMI under the OBCA, namely Amalco. It is expected that the name of Amalco will be “Genterra Capital Inc.”. Upon completion of the Amalgamation, it is anticipated that the registered head office of Amalco will be 106 Avenue Road, Toronto, Ontario, M5R 2H3.

Intercorporate Relationships

Upon the completion of the Amalgamation, Amalco will own or control all of the issued and outstanding shares of each of the subsidiaries of Genterra and CMI. If the Amalgamation is completed, Amalco will be organized by the amalgamation of Genterra and CMI under the laws of Ontario, Canada.  The business of Amalco will be the combined business of Genterra and CMI as presently conducted. Prior to the Amalgamation, Amalco has no operating history, assets and, accordingly, no financial statements. However, pro forma financial statements showing the effect of the Amalgamation, are presented elsewhere in this Circular.

Description of the Business

If the Amalgamation is completed, Amalco will be organized by the Amalgamation of Genterra and CMI under the laws of Ontario, Canada. The business of Amalco will be the combined business of Genterra and CMI as presently conducted. As such, immediately following the Amalgamation, Amalco will be primarily engaged in the business of industrial commercial real estate. Prior to the Amalgamation, Amalco has no operating history, assets and, accordingly, no financial statements. However, we have prepared pro forma financial statements showing the effect of the Amalgamation, which are presented elsewhere in this Circular. For a discussion of the business, assets and operations of Genterra, and CMI see “PART VI - INFORMATION CONCERNING GENTERRA” and “PART VII - INFORMATION CONCERNING CMI”, respectively. For a discussion of the risks associated with the Amalgamation and the business of Genterra, CMI, and Amalco, see “PART II - THE AMALGAMATION - Risk Factors”.

Upon completion of the Amalgamation, a significant portion of Amalco’s assets will be comprised of industrial commercial rental real estate properties located in the province of Ontario. Following the Amalgamation, in order to maximize shareholder returns, Amalco will seek to ensure that it continues to have these properties leased to quality tenants at market related rents and that any vacancies that may arise are quickly replaced with new such tenants. In order to do so, Management has and will continue to use its own substantial contact network and where deemed appropriate, will make use of professional rental organizations upon a fee-for-service basis. When new leases are negotiated, Management will attempt to negotiate these on a net-net basis so as to ensure that any future increase in costs associated with the property are borne by the tenant. Management will also attempt to ensure that upon the expiration of any of the mortgages associated with these properties, that extensions or new mortgages are negotiated on terms favorable to Amalco based upon the circumstances at that time. The various properties will be managed by Amalco in conjunction with 3rd party managers as appropriate.  Together, this will ensure that rents are collected on time and that the necessary appropriate repairs and maintenance are undertaken. Management will continue to analyze future potential real estate investments in order deploy available resources to expand Amalco’s portfolio. Management seeks to acquire real estate investments that provide both income and the potential for capital appreciation. The financing of any acquisitions will normally be through a combination of internal resources and commercial/institutional mortgages.

The business of Amalco will consist of a real estate division made up of Genterra’s existing real estate portfolio. The real estate division, representing approximately 45% of Amalco’s existing assets, will consist of five buildings all located in Ontario with a total of approximately 743,000 square feet. 430,000 square feet of the real estate division will be made up of industrial space and the remaining 313,000 square feet will be commercial. Three of the properties, comprising 634,000 square feet will be held directly by Amalco and the two remaining properties consisting of a total of 109,000 square feet will each be held through two separate 100% owned subsidiaries. The remaining assets of Amalco will consist of a combination of cash and cash equivalents, marketable securities and receivables. The Amalgamation will create a larger corporation with larger more varied assets and a larger equity base. This strengthened balance sheet will allow management to analyze larger potential real estate investments, to capitalize on favorable market conditions and to expand Amalco’s real estate income producing portfolio. In addition, Amalco with its expanded financial resources will seek out other new long-term strategic acquisitions targeting companies with synergistic product lines and technologies, management strength and a presence in markets with the potential for future growth with the objective of added value to Amalco and its shareholders.

Legal Proceedings

Neither Genterra nor CMI is currently involved in any litigation or proceedings which are material either individually or in the aggregate and to knowledge of the Management of Genterra and CMI, no legal proceedings of a material nature involving their respective companies are currently contemplated by any individuals, entities or governmental authorities.

In the normal course of its operations, subsidiaries and/or equity investees of Amalco, from time to time, may be named in legal actions seeking monetary damages.

Taxation

The following is a general discussion of the income tax aspects under Canadian law relating to ownership of Amalco’s Common Shares and Class A Preference Shares. These income tax aspects will vary according to the circumstances of each shareholder, including his place of residence and the place in which he carries on business or has a permanent establishment, as the case may be, so that a shareholder must investigate the tax consequences of his personal situation by obtaining advice from his own tax advisor. This summary does not consider U.S. federal or state income tax provisions or Canadian Provincial income tax provisions, which may be at variance with the provisions contained in the Income Tax Act (Canada) and is not intended to be, nor should it be construed as, legal or tax advice.

Dividends paid to a non-resident of Canada, including distributions or redemptions which are treated as dividends and certain stock dividends, are subject to Canadian income tax. The Canadian non-resident withholding tax would be withheld by the Company who would remit only the net amount to the shareholder. By virtue of Article X of the Canada United States Tax Convention, which came into force on August 16, 1984, (and was amended by the Protocol signed on September 21, 2007), the rate of tax for dividends paid to a resident of the U.S. is limited to 15%.  The withholding tax rate is reduced to 5% for a corporate shareholder owning at least 10% of the voting stock of the Company, either directly or through an entity that is considered fiscally transparent under the laws of the United States and is not a resident of Canada.   In the absence of any treaty provisions, the rate of tax imposed would be 25% of the applicable amounts.

Stock dividends received by non-residents from Amalco would be subject to Canadian non-resident withholding tax as noted above, to the extent that the paid-up capital of Amalco has been increased as a result of the stock dividend.

Gain from the sale of Common Shares and Preference Shares of Amalco by a non-resident of Canada will not be subject to Canadian tax provided the shareholder has not held a "substantial interest" (25% or more of the shares of any class of Amalco stock) in Amalco, at any time in the five preceding years. By virtue of Article XIII of the Canada-United States Tax Convention, shareholders who are resident in the United States and hold a substantial interest in the Amalco's Common Shares or Preference Shares will not be subject to Canadian tax on gain from sale of the shares of Amalco provided that the value of the shares does not derive principally from real property situated in Canada.

Risk Factors

Upon completion of the Amalgamation, Amalco will carry on the business of Genterra and CMI. Accordingly, Amalco’s business will consist of the business currently carried on by Genterra and CMI. There are a number of inherent risks associated with the business currently carried on by Genterra and CMI. The following are the material risk factors related to the business to be carried on by Amalco, which you should carefully consider. The risks and uncertainties discussed below highlight the material risk factors that could significantly affect Amalco’s operations and profitability and are qualified in their entirety and must be read in conjunction with the detailed information appearing elsewhere in this Circular.

Amalco will be subject to a number of broad risks and uncertainties including general economic conditions. In addition to these broad business risks, Amalco has specific risks that it will face, which are detailed below.

The Anticipated Benefits Of The Amalgamation Are Contingent On The Successful Integration Of The Operations Of Genterra And CMI.

The success of the amalgamation will depend, in part, on the ability of Amalco to realize the anticipated synergies and growth opportunities from integrating Genterra’s and CMI's businesses. Amalco’s success in realizing these benefits, beyond the savings in public company and administration costs to be realized from eliminating one public company, and the timing of this realization depends upon the successful integration of the operations of Genterra and CMI. We cannot assure you that the amalgamation will result in the realization of the full benefits we anticipate.

Failing To Consummate The Amalgamation Will Result In Costs To Both Genterra And CMI
With No Associated Benefits And The Expiration Of Some Of CMI’s Non-Capital Loss Carry Forwards.

In the event that Genterra and CMI are unable to consummate the Amalgamation, CMI may lose some of its non-capital loss carry forwards as these losses may expire before the generation by CMI, on its own, of sufficient taxable income necessary for the use thereof. In addition, both Genterra and CMI have expended large amounts of managerial time and effort and incurred substantial regulatory, professional and other costs in working towards the Amalgamation. In the event that they were unable to consummate the Amalgamation, these costs will have no benefit to either of Genterra or CMI.

The Amalgamation Exchange Ratios Will Result In The CMI Shareholders Receiving A
Premium And Genterra Common Shareholders Ownership Interest Being Diluted By 2.7%.

Based upon their respective Valuations, the relative fully diluted Fair Market Values of the CMI and Genterra Common Shares indicates an exchange ratio of 1 Amalco Common Share for each CMI Common Share and 1 Amalco Common Share for each 3.37 Genterra Common Shares. The proposed exchange ratio has been set at 1 Amalco Common Share for each CMI Common Share and 1 Amalco Common Share for each 3.6 Genterra Common Shares. This results in a dilution of 2.7% for the Genterra Common Shareholders and a 4.1% premium to the CMI Shareholders.

-  -

Uncertain Return on Short-Term Investments could have a material adverse effect on our business, financial condition and results of operations.

Amalco’s return on its short-term investments will be contingent upon the performance of its various professional investment managers and the public financial markets.Difficult market and economic conditions may adversely affect our business and profitability. Our revenues and profitability are likely to decline during periods of poor performance of our various professional investment managers and the public financial markets. The financial markets are by their nature, risky and volatile and are directly affected by many factors that are beyond our control. Our operations may suffer to the extent that ongoing market volatility of the recent past was to persist which could adversely affect our financial condition and cash flow and our ability to satisfy debt service obligations.

The Need To Maintain Liquidity And Financial Condition Could Be
Adversely Affected By Market And Economic Conditions.

A liquidity risk arises from Amalco’s management of working capital and principal repayments on its debt obligations to avoid difficulty in meeting its financial obligations as they become due. Liquidity is essential to our business and may be impaired by circumstances that we may be unable to control, such as general market disruption or an operational problem which in turn could affect our financial condition and ability to satisfy debt service obligations.

Real Property Investment Tend to be Relatively Illiquid and Could Affect Our Need
to Maintain Liquidity and Financial Condition Which May Have A Material
Adverse Effect On Our Business, Financial Condition and Results of Operations

All real property investments are subject to elements of risk. Such risks include general economic conditions, local real estate market conditions, demand for real property generally and in the local area, competition for other available premises and various other risk factors.

Real property investments tend to be relatively illiquid, with the degree of liquidity generally fluctuating in relation to demand for and the perceived desirability of such investments. Such illiquidity may tend to limit Amalco’s ability to vary its portfolio promptly in response to changing economic or investment conditions. If a property was to incur a vacancy either by the continued default of a tenant under its lease or the expiration of a lease, and if the vacancy was to continue for a long period of time and Amalco was required to liquidate one or all of its real property investments, the resale of the property or properties could be diminished and the proceeds to Amalco might be significantly less than the aggregate value of its properties on a going concern basis. This could have a material adverse effect on our business, financial condition and results of operations.

We Have Large Single Purpose Tenants And Are Dependent On Them For A
Large Portion Of Our Rental Revenue, So Our Success Is Dependent On Their
Financial Stability And Continuation Of Their Leases.

The need to renew and release upon lease expiration is no different for Amalco than it is for any other real estate portfolio. Properties that are single tenant occupied, in particular the properties located at Dobbie Drive, Cambridge, Ontario, and Glendale Avenue North, Hamilton, Ontario, with their large single purpose tenant, have tenant specific leasehold improvements.

These two properties, which are both leased to The Cambridge Towel Corporation (“Cambridge”), will together account for 12% and 21% of Amalco’s assets and rental revenue, respectively, as at December 31, 2008, and therefore constitute a significant credit concentration. The term for both leases expires on January 31, 2011. In the event that Amalco was to lose this tenant, or the tenant was unable to pay its rent as it becomes due, and Amalco is not successful in replacing it with a similar tenant, this would have a significant impact on Amalco’s revenue, financial condition and ability to satisfy its debt service obligations. In addition, a significant amount of demolition could be required to remove tenant specific leasehold improvements. Accordingly this credit concentration could be considered a risk factor

We Are Dependant On Our Tenants For A Large Portion Of Our Revenue So Our Cash
Flow And Accordingly Our Success Is Dependent On The Financial Stability Of Our Tenants.

The effect of negative economic and other conditions on tenants, the impact on their ability to make lease payments and the resulting impact on property cash flows could be considered a risk. For the most part, Amalco’s tenants will be suppliers to the retail market and therefore are vulnerable to adverse economic conditions that impact retail sales. To the extent that any one of Amalco's tenants is negatively impacted by such a change in economic conditions and is no longer able to meet its rental obligations, this could impact Amalco as expenditures, including property taxes, capital repair and replacement costs, maintenance costs, mortgage payments, insurance costs and related charges must be made throughout the period of ownership regardless of whether the property is producing any income. In addition, if Amalco is unable to meet mortgage payments on its properties, loss could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure and sale. If a lease is terminated, we cannot assure you that we will be able to lease the property for the rent previously received or sell the property without incurring a loss.

Loss Of Tenants Could Affect Leasing Flexibility, Reduce
Our Revenue, Net Income And Financial Condition.

The relocation by an existing tenant could adversely affect Amalco’s ability to generate income. The property located at Wendell Avenue, Toronto, Ontario is a multitenant facility with 55.6% of the building occupied by one tenant. The balance of the building is occupied by smaller tenants. In the event that one or more of these tenants was to vacate their unit Amalco may find it difficult to provide appropriate space to prospective tenants. This could have an adverse effect on our financial performance through reduced revenues and cash flows which in turn may affect our ability to satisfy our debt service obligations.

Amalco May Not Be Able To Renegotiate Financing Terms As They
Come Due Which Could Affect Our Liquidity And Financial Condition.

We cannot assure you that Amalco will be able to successfully renegotiate mortgage financing on favourable terms on the various properties as the existing mortgages fall due. This could impact our liquidity, financial condition and our ability to meet working capital requirements.

General Uninsured Losses My Result In Amalco Losing Its Investment
In And Cash Flows From Properties And Could Reduce Our Net Income.

Amalco will carry comprehensive general liability for fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are however certain types of risks (generally of a catastrophic nature such as wars or environmental contamination) that are either uninsurable or not insurable on an economically viable basis. Should an uninsured or underinsured loss occur, the value our assets will be reduced by such uninsured loss. In addition, Amalco could lose its investment in and anticipated revenues, profits and cash flows from one or more of its properties, but Amalco would continue to be obliged to repay any recourse mortgage indebtedness on such property which in turn will reduce our net income. Accordingly an uninsured or underinsured loss could impact our financial condition.

Environmental Legislation And Contamination May Affect The
Operating Results And The Ability To Borrow Against Or Sell Real Estate.

Environmental legislation and policies has become an increasingly important feature of real property ownership and management in recent years. Under various laws, property owners could become liable for the costs of effecting remedial work necessitated by the release, deposit or presence of certain materials, including hazardous or toxic substances and, accordingly, environmental contamination could be considered a risk factor. Amalco’s tenants will include companies in the textile manufacturing business which represents a potential environmental risk. In addition, the migration of third party offsite contamination to one of Amalco’s properties could be considered a risk. The failure by Amalco to affect any necessary remedial work may adversely affect Amalco’s ability to sell real estate or to borrow using the real estate as collateral and could result in claims against Amalco. The cost of defending against claims of liability, complying with environmental regulatory requirements, or remediating any contaminated property could materially adversely affect the business, assets or results of operations of Amalco. Amalco will introduce an environmental maintenance program to oversee Amalco’s compliance with Ministry of the Environment guidelines.

You May Have Difficulty Selling Your Shares Of AmalcoBecause Of The Limited Trading Volume.

Historically, the securities of Genterra and CMI have experienced a very limited trading volume. As a result there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of our securities. The risks and uncertainties discussed above highlight the material risks that could significantly affect Amalco’s operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of Amalco.

The Company Has No Experience Operating As An Investment Company And, If Required To Register As An Investment Company Under The United States Investment Company Act Of 1940, As Amended (the "Company Act"), We Would Find This Process Both Costly and Challenging.

Upon effectiveness of the amalgamation, we do not believe that we will be an investment company under the Company Act, by virtue of Rule 3A-1 promulgated under the Company Act.  Rule 3A-1 provides that an issuer will not be considered an investment company if no more than 45% of the value of its total assets (exclusive of cash items and government securities) consists of, and no more than 45% of its net income after taxes is derived from, certain securities.  In order to continue to meet the requirements of Rule 3A-1, we will be required to analyze our assets and financial statements on a continuous basis in order to identify any potential problems including the need to reallocate working capital assets presently held in Government of Canada Treasury Bills as a hedge against the recent problems in international banking conditions, to cash and cash items.   This analysis and reallocation will obviously increase our cost of operations, and may from time to time require the retention of legal and accounting experts in order to address any problems identified by such analysis.  Should we not be able to continue to qualify for the applicable exclusion, the Company may be required to register as an investment company under the Company Act.   In such an event, substantial work on our part will be required to implement appropriate reporting and compliance processes as required by the Company Act.  The significant changes to our operations would include retaining a registered investment adviser, registered under the United States Investment Advisers Act of 1940, as amended, to manage the Company's portfolio and adopting a series of compliance documents to ensure compliance.  Such modifications could result in a complete change in the Company's operations, and, further, may require a new investment decision to be made by the Company's shareholders.  In order to do so, the Company may be required to file appropriate documentation with the United States Securities and Exchange Commission and there is no guarantee that all shareholders would approve of the change. Finally, the failure to comply properly with laws, rules and regulations of the United States Securities and Exchange Commission could result in significant fines and other penalties, resulting in a material negative impact on the Company.

We have no experience operating as an investment company and to do so is costly and challenging, and could materially hinder our ability to operate as a public company.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect Amalco’s operations and profitability.  They do not represent an exhaustive list of all potential issues that could affect the financial results of Amalco.

-  -

Description of Securities

Common Shares

Amalco will be authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

Amalco will be authorized to issue an unlimited number of Class A Preference Shares issuable in series of which Series 1 shares shall be authorized, and an unlimited number of Class B Preference Shares.

The full text of the provisions attaching to the various classes of shares in the capital of Amalco is set forth in Schedule 2.7(d), to the Amalgamation Agreement which is annexed as Schedule 1 to this Circular.

Outstanding Securities After Proposed Amalgamation

The following table sets forth the anticipated share capital of Amalco following the Amalgamation:

Designation of Securities	Amount	Amount Outstanding After Giving Effect to the Completion of The Amalgamation(l)
Common Shares	$ Unlimited (Unlimited)	$36,088,453 10,367,243 Shares
Class A Preference Shares	$ Unlimited (Unlimited)	$5,090,423 326,000 Shares
Class B Preference Shares	$ Unlimited (Unlimited)	$2,150,684 26,274,918 Shares

Notes:
(1)           Unaudited

Exchange of Share Certificates

Following the Effective Date of the Amalgamation, certificates for Amalco shares will be issued to shareholders of the Amalgamating Corporations in accordance with the share exchange ratios set out under "The Amalgamation - Share Exchange Ratios", against deposit of their certificates representing shares of the Amalgamating Corporations with Computershare Trust Company of Canada at its principal transfer agency office in Toronto, Ontario.

Share Restrictions

There shall be no restrictions upon the right to transfer any shares of Amalco.

-  -

Resale of Amalco Shares

The Amalco Shares to be issued in exchange for Genterra Shares or CMI Shares pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities law.  Amalco Shares will generally be “freely tradable” (other than as a result of any “control person” restrictions which may arise by virtue of ownership thereof and subject to customary restrictions of general application) under applicable Canadian Securities Law.

All Amalco Shareholders are urged to consult their legal advisor to ensure that the resale of their Amalco Shares complies with applicable securities legislation.  Holders of Amalco Shares residing elsewhere than in Canada are urged to consult their legal advisor to determine the extent of all applicable resale provisions.

Future Sales of Amalco Common Shares

Upon completion of the Amalgamation there may be certain Amalco Shareholders owning a significant number of Amalco Common Shares.  If any Amalco Shareholders sell a substantial number of Amalco Common Shares in the public market, the market price of the Amalco Common Shares may fall.  In addition, the perception by the public that such sales may occur could also cause such effect.

Amalco may issue additional Amalco Common Shares in the future, which may dilute a shareholder’s holding in Amalco.  Amalco’s articles permit the issuance of an unlimited number of Amalco Shares and Amalco Shareholders will have no pre-emptive rights in connection with such further issuances.  Amalco’s directors have the discretion to determine the price and the terms of issue of further issuances of Amalco Common Shares.  Also, additional Amalco Common Shares will be issued by Amalco on the exercise of stock options under Amalco’s stock option plan and may be issued pursuant to other share compensation arrangements.

Selected Pro Forma Financial Information

The following selected pro forma financial information is based on the assumptions described in the notes to the pro forma financial statements attached hereto as Schedule 4. The pro forma financial statements are not necessarily indicative of what Amalco’s financial position or results of operations would have been if the events reflected therein had been in effect on the dates indicated, nor do they purport to project Amalco’s financial position or results of operation for any future periods.

-  -

The following selected financial information was derived directly and indirectly from Amalco’s pro forma financial statements, which are attached as Schedule 4.

Selected Financial Information as at	September 30, 2009 ($)(1)
ASSETS
Cash and cash equivalents	22,187,658
Marketable securities	4,130,995
Accounts receivable	769,139
Prepaid expenses	267,796
Notes and mortgage receivable	612,975
Rental real estate properties	19,560,217
Future income taxes	680,172
Total assets	48,208,952
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable and accrued liabilities	938,662
Income taxes payable	1,239,327
Long-term financial liabilities	3,442,966
Future income taxes	3,027,309
Retractable preference shares	5,284,415
Total Liabilities	13,932,679
SHAREHOLDERS’ EQUITY
Share capital	20,986,333
Contributed surplus	62,398
Retained earnings	13,227,542

Total Shareholders’ Equity	34,276,273
Total Liabilities and Shareholders’ Equity	48,208,952

Notes:
(1)
This information has been derived from Amalco’s unaudited pro forma balance sheet as at December 31, 2008. That unaudited pro forma balance sheet has been prepared from information derived from and should be read in conjunction with the following: (a) Genterra’s audited financial statements as at and for the year ended September 30, 2008 and the unaudited interim financial statements as at and for the nine months ended June 30, 2009; and (b) CMI’s audited financial statements as at and for year ended December 31, 2008 and the unaudited interim financial statements as at and for the nine months ended September 20, 2009. The pro forma balance sheet may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. See the notes to Amalco’s unaudited pro forma balance sheet in Schedule 4.

-  -

Pro Forma Consolidated Capitalization

The following table sets forth the consolidated capitalization of Amalco as at the dates indicated:

Designation of Security	Amount Authorized or to be Authorized	Amount outstanding as of September 30, 2009, after giving effect to the Amalgamation(l)	Amount outstanding as of December 31, 2009, after giving effect to the Amalgamation (2)
Amalco Shares – Common	Unlimited	$19,672,587	$19,672,587
Preferred shares – Class A	Unlimited	$5,284,415	$5,383,019
Preferred shares – Class B	Unlimited	$1,313,746	$1,313,746
Long-term debt	N/A	$3,442,966	$3,368,619

Notes:
(1)	Assumes that (i) there are no Dissenting Shareholders; and (ii) the completion of the Amalgamation.
(2)	Assumes that (i) there are no Dissenting Shareholders; and (ii) the completion of the Amalgamation.

Fully Diluted Share Capital

The following table describes and summarizes the anticipated fully-diluted share capital of Amalco following the completion of the Amalgamation:

Designation of Security	Number of Amalco Shares	%
Amalco Common Shares to be issued to Genterra Shareholders	5,290,860	51.0
Amalco Common Shares to be issued to CMI Shareholders	5,076,383	49.0
Amalco Class A Preference Shares to be issued to Genterra Shareholders	326,000	100
Amalco Class B Preference Shares to be issued to Genterra Shareholders	26,274,918	100
Amalco Shares reserved for issuance for Amalco Options	2,000,000	19.3

Principal Security Holders

After giving effect to the Amalgamation, to the knowledge of the management of Genterra and CMI no person will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Amalco Shares other than as set forth in the following table:

Name and Municipality of Residence	Type of Ownership	Number of Amalco Shares	Percentage of Amalco Shares
Fred A. Litwin Toronto, Ontario	Indirect	3,611,920 Common 326,000 Class A 77,592 Class B	34.84% of Common 100% of Class A 0.3% of Class B
Sutton Management Limited Toronto, Ontario	Direct	2,017,450 Common	19.5% of Common

-  -

Directors and Officers

The number of directors of Amalco shall be not less than three and not more than fifteen as the shareholders of Amalco may from time to time determine.

The directors of Amalco may, between annual meetings, appoint one or more additional directors of Amalco to serve until the next annual meeting of Amalco but the number of additional directors is not at any time to exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of Amalco.

Name, Address, Occupation and Security Holdings

The following table sets forth the name of each of the persons proposed as a director or officer of Amalco, all positions and offices in Amalco to be held, municipality of residence, their principal occupation at the present and during the preceding five years, the period served as a director or officer of Genterra or CMI, and the number and percentage of Amalco Shares that the proposed director or officer will own, or over which control or direction will be exercised following the Amalgamation:

Name, Expected Positions, and Municipality of Residence	Date Appointed a Director or Officer of Genterra or CMI	Principal Occupations for the Previous Five Years	Number and Percentage of Amalco Shares Held or Controlled Upon Completion of the Amalgamation
Fred A. Litwin President and Director Toronto, Ontario	October 31, 1968	Executive, Forum Financial Corporation	3,611,920 (34.8%)
Stan Abramowitz Chief Financial Officer, Secretary and Director Toronto, Ontario	March 16, 1999	Executive, Forum Financial Corporation	1 (0%)
Mark Dawber Director Toronto, Ontario	October 23, 2006	Chartered Accountant & Consultant	0 (0%)
Sol Nayman Director Toronto, Ontario	February 23, 2006	President, S.D. Nayman Management Inc.	0 (0%)
Alan Kornblum Director Toronto, Ontario	June 4, 1991	President, Distinctive Designs Furniture Inc.	1 (0%)
Mark Litwin Vice-President Toronto, Ontario	February 21, 1990	President, Sutton Management Limited	2,017,451 (19.5%)(1)

Note:
(1)	These shares will be beneficially owned by Sutton Management Limited, which corporation is beneficially owned by Mark Litwin and his sister, Risa Shearer.

Management of Amalco

Upon completion of the Amalgamation the following individuals are anticipated to be the management and key personnel of Amalco.

-  -

Fred A. Litwin - President and Director

Fred A. Litwin is the founder and chief executive officer of Forum Financial Corporation, a Toronto based Merchant Banking Group.  The companies encompass textile, homecare, real estate and finance related entities.  Fred has sat on the board of a number of public companies, is a member of the Mount Sinai Hospital Board of Directors

Stanley Abramowitz - Chief Financial Officer, Secretary and Director

Stanley Abramowitz has held the position of Chief Financial Officer of both Genterra and CMI (or their predecessor corporations) since 1989.  Mr. Abramowitz is also the Secretary and Chief Financial Officer of Forum Financial Corporation, a position he has held since 1989.  Prior to 1989, Mr. Abramowitz worked in the accounting profession.  Mr. Abramowitz has B.Acc and B.Comm degrees from the University of Witwatersrand, South Africa and is a Chartered Accountant.

Mark Dawber - Director

Mark E. Dawber is a Chartered Accountant and Consultant.  Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton (“MSHH”) from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP.  Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.

Sol Nayman - Director

Sol Nayman is a member of the Board of Polyair Inter Pack Inc. and has previously served as a member of other public companies.  Until 2000, Mr. Nayman was for many years Executive Vice President of Club Monaco Inc.  From 2000 to 2005, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity.  Mr. Nayman is also President of S.D. Nayman Management Inc.

Alan Kornblum - Director

Alan Kornblum is the President of Distinctive Designs Furniture Inc., a Toronto based manufacturer and importer of upholstered furniture, a position he has held since 1976.  Mr. Kornblum has a BBA degree from York University.

Mark Litwin - Vice-President

Mark Litwin has held the position of President of Genterra (or its predecessor corporations) since 1990.  Mr. Litwin is also President of Sutton Management Limited, an investment and management holding company.  Mr. Litwin has significant experience in the real estate industry.  Mr. Litwin has B.Econ (Hons) and MBA degrees from York University.

Corporate Cease Trade Orders & Bankruptcies

Other than as set forth below, no director, officer, Insider or shareholder holding a sufficient number of securities of Amalco to affect materially the control of Amalco is, or has been within the past ten years, a director, officer insider or partner of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

During the ten-year period prior to the date hereof:  (i) Fred A. Litwin, Stan Abramowitz and Sol D. Nayman were directors and/or officers of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements.  The order was never revoked as Ntex Incorporated made an assignment in bankruptcy;  (ii)  Fred A. Litwin, Sol Nayman, Ian Dalrymple, Mark Dawber and Stan Abramowitz were directors and/or officers of CMI, the Common Shares of which were suspended from trading on the Nasdaq effective the opening of business on March 27, 2008, for failure by CMI to meet the continued listing requirements of Nasdaq; and (iii)  Fred A. Litwin, Mark I., Litwin and Stan Abramowitz were directors and/or officers of Mitronics Inc., the Common Shares and Class B Preference Shares of which were suspended from trading on the TSX effective the close of market on November 22, 2002, for failure by Mirtronics to meet the continued listing requirements of the TSX.

Penalties or Sanctions

No proposed director, officer or shareholder holding a sufficient number of securities of Amalco to affect materially the control of Amalco has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian Securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No proposed director, officer or shareholder holding a sufficient number of securities of Amalco to affect materially the control of Amalco, or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Executive Compensation

Summary Compensation Table

The following table sets forth the expected and long-term compensation for services in all capacities of Amalco for the 12 months following completion of the Amalgamation in respect of individual(s) who are expected to be acting in a capacity similar chief executive officer or chief financial officer of Amalco.  No officers other than those set out in the below table are anticipated to have total salaries and bonuses exceeding $150,000.00 (“Named Executive Officers”) in the 12 months following completion of the Amalgamation.

	Annual Compensation			Long Term Compensation
Name and Principal Position	Salary ($)	Bonus ($)	Other Annual Compensation	Number of Common Shares Under Option Plan
Fred A. Litwin	-	-	$475,000 (1) $206,000 (2)	-
Stan Abramowitz	-	-	-	-

-  -

Notes:

(1)
This amount relates to annual management fees to be paid by Amalco to Forum Financial Corporation (“Forum”) for the provision of management, administrative, and financial consulting services to Amalco.  Fred A. Litwin owns or exercises control and direction over Forum.

(2)
This amount relates to annual property management fees to be paid by Amalco to First Ontario Investments Inc (“FirstOnt”). for the provision of property management services.  Fred A. Litwin owns or exercises control and direction over FirstOnt.

Long Term Incentive Plans

It is not anticipated that Amalco will have any long-term incentive plans following completion of the Amalgamation.

Options and SARs

It is not anticipated that Amalco will grant any stock appreciation rights during the fiscal year in which the Amalgamation occurs.

Employment Contracts

Pursuant to its obligations as a successor to CMI and Genterra, Amalco will not have any employment contracts with any of the Named Executive Officers above and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with CMI or Genterra, from a change of control of CMI or Genterra or a change in the Named Executive Officers’ responsibilities following a change-in-control together with the amount involved.

Indebtedness of Directors and Officers

Other than as set forth below, no proposed director or officer of Amalco or director or officer of Genterra or CMI, or any associate of any such director or officer, has been indebted, other than routine indebtedness, to Genterra or CMI, or to any other entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Genterra or CMI.

Fitcity Health Care Inc. is party to a loan agreement with a wholly owned subsidiary of Genterra pursuant to which Fitcity currently owes an aggregate amount of $298,514.  Mark I. Litwin, a proposed director and officer of Amalco, is a director, officer, and majority shareholder of Fitcity.

Stock Option Plan

The Genterra Shareholders and the CMI Shareholders will each be asked to approve the Stock Option Plan attached as Schedule 1A to this Circular (the “Amalco Option Plan”).  For a detailed description of the terms and provisions of the Amalco Option Plan, see “PART III-THE STOCK OPTION PLAN”.

Auditor, Transfer Agent and Registrar

Auditors

The auditors of Amalco, until the first annual general meeting of the shareholders of Amalco, shall be BDO Canada LLP at its offices in Toronto, Ontario unless and until such auditors resign or are removed in accordance with the provisions of the OBCA.

-  -

Transfer Agent and Registrar

Amalco’s registrar and transfer agent is to be Computershare Investor Services Inc. at its offices in Toronto, Ontario or such other registrar or transfer agent that is approved by the directors of Amalco.

PART IX
GENERAL MATTERS

Stock Exchange Listing

The TSXV has conditionally approved the proposed Amalgamation and has advised that, subject to compliance with TSXV requirements, the Amalco Common Shares will be listed and posted for trading on the TSXV as a continuation of the existing listing of the Genterra Common Shares.  The CMI Shares will be delisted from the TSX shortly after the Effective Date.

Other Matters which may come before the Genterra Meeting

Management of Genterra does not know of any matters to come before the Genterra Meeting other than as set forth in the Notice.  However, if other matters which are not known to management should properly come before the Genterra Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Other Matters which may come before the CMI Meeting

Management of CMI does not know of any matters to come before the CMI Meeting other than as set forth in the Notice.  However, if other matters which are not known to management should properly come before the CMI Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

-  -

CONSENTS

Consent of BDO Canada LLP

To the board of directors of Genterra Inc.

We have read the joint management information circular and proxy statement of Genterra Inc. and Consolidated Mercantile Incorporated dated January 14, 2010 with respect to the proposed amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated (the “Circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of Genterra Inc. on the consolidated balance sheet of Genterra Inc. as at September 30, 2008 and the consolidated statements of retained earnings, accumulated other comprehensive income, operations and other comprehensive income and cash flows for the fiscal year then ended. Our report is dated January 23, 2009.

(Signed)  “BDO Canada LLP, Chartered Accountants, Licensed Public Accountants”

Toronto, Ontario
January 14, 2010

-  -

Consent of BDO Canada LLP

To the board of directors of Consolidated Mercantile Incorporated

We have read the joint management information circular and proxy statement of Genterra Inc. and Consolidated Mercantile Incorporated dated January 14, 2010 with respect to the proposed amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated (the “Circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of Consolidated Mercantile Incorporated on the consolidated balance sheet of Consolidated Mercantile Incorporated as at December 31, 2008 and the consolidated statements of retained earnings, accumulated other comprehensive loss, operations and other comprehensive income and cash flows for the fiscal year then ended. Our report is dated March 23, 2009.

(Signed)  “BDO Canada LLP, Chartered Accountants, Licensed Public Accountants”

Toronto, Ontario
January 14, 2010

-  -

Consent of Kraft Berger LLP

To the board of directors of Genterra Inc.

We have read the joint management information circular and proxy statement of Genterra Inc. and Consolidated Mercantile Incorporated dated January 14, 2010 with respect to the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated (the “Circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of Genterra Inc. on the consolidated balance sheets as at September 30, 2007 and 2006 and the consolidated statements of operations and other comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended September 30, 2007.  Our report is dated December 14, 2007.

Toronto, Ontario                                                      (Signed) “Kraft Berger LLP, Chartered Accountants”
January 14, 2010

-  -

Consent of Kraft Berger LLP

To the board of directors of Consolidated Mercantile Incorporated

We have read the joint management information circular and proxy statement of Genterra Inc. and Consolidated Mercantile Incorporated dated January 14, 2010 with respect to the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated (the “Circular”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the use in the above-mentioned Circular of our report to the shareholders of Consolidated Mercantile Incorporated on the consolidated balance sheets as at December 31, 2007 and 2006 and the consolidated statements of operations and other comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. Our report is dated February 29, 2008.

Toronto, Ontario                                                      (Signed) “Kraft Berger LLP, Chartered Accountants”
January 14, 2010

-  -

Consent of Corporate Valuation Services Limited

We refer to the formal valuation dated January 26, 2009, and the updates thereto dated September 9, 2009 and December 11, 2009 (collectively, the "Formal Valuation"), which we prepared for the Independent Committee of the Board of Directors of Genterra Inc. for the proposed amalgamation of Genterra Inc. with Consolidated Mercantile Incorporated.  We also refer to the fairness opinion dated January 26, 2009, and the updates thereto dated September 9, 2009 and December 11, 2009 (collectively, the "Fairness Opinion"), which we prepared for the Independent Committee of the Board of Directors of Genterra Inc. and the Independent Committee of the Board of Directors of Consolidated Mercantile Incorporated for the proposed Amalgamation.

We consent to the inclusion in the joint management information circular of Genterra Inc. and Consolidated Mercantile Incorporated dated January 14, 2010 of (i) a summary of the Formal Valuation and all other references thereto contained in such information circular, (ii) the December 11, 2009 update to the Fairness Opinion, and (iii) all references to the Fairness Opinion contained in such information circular.  We also consent to the filing of the Formal Valuation and the Fairness Opinion with regulatory authorities in accordance with applicable securities laws and policies.

(signed) "Corporate Valuation Services Limited"

Toronto, Ontario, Canada
January 14, 2010

-  -

Consent of HJF Financial Inc.

We refer to the formal valuation dated January 16, 2009, and the updates thereto dated September 2, 2009 and November 30, 2009  (collectively, the "Formal Valuation"), which we prepared for the Independent Committee of the Board of Directors of Consolidated Mercantile Incorporated for the proposed amalgamation of Consolidated Mercantile Incorporated with Genterra Inc.  We consent to the inclusion in the joint management information circular of Consolidated Mercantile Incorporated and Genterra Inc. dated January 14, 2010 of a summary of the Formal Valuation and to all references thereto contained in such information circular.  We also consent to the filing of such Formal Valuation with regulatory authorities in accordance with applicable securities laws and policies.

(signed) "HJF Financial Inc."

Toronto, Ontario, Canada
January 14, 2010

-  -

SCHEDULE 1
AMALGAMATION AGREEMENT

GENTERRA INC.

and

CONSOLIDATED MERCANTILE INCORPORATED

AMALGAMATION AGREEMENT

Dated as of April 27, 2009
as amended

GOLDMAN, SPRING, KICHLER & SANDERS LLP
40 Sheppard Avenue West
Suite 700
Toronto, Ontario
M2N 6K9

-  -

TABLE OF CONTENTS

ARTICLE 1 DEFINITIONS AND INTERPRETATION                                                                                                                                 2

Section 1.1                      Definitions                                                                                                                                                                    2
Section 1.2                      Currency                                                                                                                                                                       6
Section 1.3                      Interpretation Not Affected By Headings                                                                                                               6
Section 1.4                      Number and Gender                                                                                                                                                    7
Section 1.5                      Date for Any Action                                                                                                                                                   7
Section 1.6                      Meanings                                                                                                                                                                      7
Section 1.7                      Knowledge                                                                                                                                                                   7
Section 1.8                      Schedules                                                                                                                                                                     7

ARTICLE 2 THE AMALGAMATION                                                                                                                                                              8

Section 2.1                      Implementation Steps                                                                                                                                                 8
Section 2.2                      Notice of CMI Meeting, Notice of Genterra Meeting and Circular                                                                     8
Section 2.3                      Securities Compliance                                                                                                                                                8
Section 2.4                      Preparation of Filings                                                                                                                                                 9
Section 2.5                      Filing of Articles of Amalgamation                                                                                                                         10
Section 2.6                      Effect of the Amalgamation                                                                                                                                     10
Section 2.7                      Amalgamated Corporation                                                                                                                                       12
Section 2.8                      Stated Capital                                                                                                                                                             13

ARTICLE 3 RIGHTS OF DISSENT                                                                                                                                                                13

Section 3.1                      CMI Dissent Rights                                                                                                                                                   13
Section 3.2                      Genterra Dissent Rights                                                                                                                                            14

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF CMI                                                                                                          14

Section 4.1                      Organization and Standing                                                                                                                                      14
Section 4.2                      Capitalization of CMI                                                                                                                                                14
Section 4.3                      Authority and No Violation                                                                                                                                     15
Section 4.4                      Consents, Approvals                                                                                                                                                16
Section 4.5                      Public Disclosure                                                                                                                                                       16
Section 4.6                      Financial Statements, Reports                                                                                                                                 16
Section 4.7                      Property, Assets                                                                                                                                                        17
Section 4.8                      Liabilities                                                                                                                                                                     17
Section 4.9                      Litigation, Etc.                                                                                                                                                            17
Section 4.10                      Insurance                                                                                                                                                                  17
Section 4.11                      Absence of Certain Changes or Events                                                                                                               18
Section 4.12                      Tax                                                                                                                                                                              18
Section 4.13                      Employment Matters                                                                                                                                               19
Section 4.14                      Corporate Records                                                                                                                                                   20
Section 4.15                      Contracts                                                                                                                                                                   20
Section 4.16                      Compliance with Laws; Permits                                                                                                                             21
Section 4.17                      Restrictions on Business Activities                                                                                                                     21
Section 4.18                      Intellectual Property                                                                                                                                                21
Section 4.19                      Brokerage and Finders’ Fees                                                                                                                                 21
Section 4.20                      Securities laws and Stock Exchanges                                                                                                                  22
Section 4.21                      Solvency of CMI                                                                                                                                                     22
Section 4.22                      Creditors of CMI                                                                                                                                                     22
Section 4.23                      Non-Arms Length Contracts                                                                                                                                 22
Section 4.24                      CMI Information                                                                                                                                                      22
Section 4.25                      Survival of Representations and Warranties                                                                                                      23

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF GENTERRA                                                                                           23

Section 5.1                      Organization and Standing                                                                                                                                      23
Section 5.2                      Capitalization of Genterra.                                                                                                                                        23
Section 5.3                      Authority and No Violation                                                                                                                                     24
Section 5.4                      Consents, Approvals                                                                                                                                                25
Section 5.5                      Public Disclosure                                                                                                                                                       25
Section 5.6                      Financial Statements, Reports                                                                                                                                 26
Section 5.7                      Property, Assets                                                                                                                                                        26
Section 5.8                      Liabilities                                                                                                                                                                     26
Section 5.9                      Litigation, Etc.                                                                                                                                                            26
Section 5.10                      Insurance                                                                                                                                                                  27
Section 5.11                      Absence of Certain Changes or Events.                                                                                                             27
Section 5.12                      Tax                                                                                                                                                                             27
Section 5.13                      Employment Matters                                                                                                                                              28
Section 5.14                      Corporate Records                                                                                                                                                  28
Section 5.15                      Contracts.                                                                                                                                                                 29
Section 5.16                      Compliance with Laws; Permits.                                                                                                                           30
Section 5.17                      Restrictions on Business Activities.                                                                                                                    30
Section 5.18                      Environmental.                                                                                                                                                         30
Section 5.19                      Intellectual Property                                                                                                                                                31
Section 5.20                      Brokerage and Finders’ Fees                                                                                                                                 31
Section 5.21                      Securities Laws and Stock Exchanges                                                                                                                 31
Section 5.22                      Solvency of Genterra                                                                                                                                              31
Section 5.23                      Creditors of Genterra                                                                                                                                               31
Section 5.24                      Non-Arms length Contracts                                                                                                                                  32
Section 5.25                      Genterra Information                                                                                                                                               32
Section 5.26                      Survival of Representations and Warranties                                                                                                      32

ARTICLE 6 COVENANTS AND AGREEMENTS                                                                                                                                        32

Section 6.1                      Mutual Covenants                                                                                                                                                    32
Section 6.2                      Covenants of CMI                                                                                                                                                     36
Section 6.2A                      Covenants of CMI Regarding Non-Solicitation                                                                                                37
Section 6.2B                      Notice by CMI of Superior Proposal Determination                                                                                         39
Section 6.3                      Covenants of Genterra                                                                                                                                              40
Section 6.3A                      Covenants of Genterra Regarding Non-Solicitation                                                                                         41
Section 6.3B                      Notice by Genterra of Superior Proposal Determination                                                                                  43
Section 6.4                      Access to Information                                                                                                                                              44
Section 6.5                      Closing Matters                                                                                                                                                         44

ARTICLE 7 CONDITIONS                                                                                                                                                                              44

Section 7.1                      Mutual Conditions Precedent.                                                                                                                                44
Section 7.2                      Additional Conditions Precedent to the Obligations of Genterra                                                                     45
Section 7.3                      Additional Conditions Precedent to the Obligations of CMI                                                                            47
Section 7.4                      Merger of Conditions                                                                                                                                               48

ARTICLE 8 AMENDMENT AND TERMINATION                                                                                                                                     48

Section 8.1                      Amendment                                                                                                                                                                48
Section 8.2                      Termination                                                                                                                                                                48
Section 8.3                      Effect of Termination                                                                                                                                                50

ARTICLE 9 GENERAL                                                                                                                                                                                     50

Section 9.1                      Investigation                                                                                                                                                              50
Section 9.2                      Notices                                                                                                                                                                        50
Section 9.3                      Assignment                                                                                                                                                                50
Section 9.4                      Binding Effect                                                                                                                                                            50
Section 9.5                      Third Party Beneficiaries                                                                                                                                          51
Section 9.6                      Waiver and Modification                                                                                                                                         51
Section 9.7                      No Personal Liability                                                                                                                                                 51
Section 9.8                      Further Assurances                                                                                                                                                  51
Section 9.9                      Expenses.                                                                                                                                                                    51
Section 9.10                      Public Announcements                                                                                                                                          51
Section 9.11                      Governing Law; Consent to Jurisdiction                                                                                                             52
Section 9.12                      Entire Agreement                                                                                                                                                     52
Section 9.13                      Time of Essence                                                                                                                                                       52
Section 9.14                      Severability                                                                                                                                                               52
Section 9.15                      Counterparts                                                                                                                                                             52
SCHEDULE “2.1(a)” FORM OF GENTERRA AMALGAMATION RESOLUTION                                                                                 53
SCHEDULE “2.1(b)” FORM OF CMI AMALGAMATION RESOLUTION                                                                                               54
SCHEDULE “2.7(d)” AMALCO SHARE ATTRIBUTES                                                                                                                              55
SCHEDULE “2.7(m)” AMALCO STOCK OPTION PLAN                                                                                                                            66
SCHEDULE “4.2(c)” CMI SUBSIDIARIES                                                                                                                                                      67
SCHEDULE “4.15” MATERIAL CONTRACTS OF CMI                                                                                                                              68
SCHEDULE “5.2(c)” GENTERRA SUBSIDIARIES                                                                                                                                        69
SCHEDULE “5.15” MATERIAL CONTRACTS OF GENTERRA                                                                                                                70

-  -

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT dated as of the 27th day of April, 2009.

BETWEEN:

GENTERRA INC.,
a corporation existing pursuant to the provisions
of the Business Corporations Act (Ontario)

(hereinafter referred to as “Genterra”)

OF THE FIRST PART

- and

CONSOLIDATED MERCANTILE INCORPORATED,
a corporation existing pursuant to the provisions
of the Business Corporations Act (Ontario)

(hereinafter referred to as “CMI”)

OF THE SECOND PART

WITNESSES THAT:

WHEREAS the board of directors of Genterra has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of Genterra and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Amalgamation and the other transactions contemplated hereby to the Holders of Genterra Shares;

AND WHEREAS in furtherance of the Amalgamation, the board of directors of Genterra has agreed to submit the Genterra Amalgamation Resolution in accordance with Section 176 of the OBCA to the Holders of Genterra Shares for approval;

AND WHEREAS the board of directors of CMI has determined that the Amalgamation to be effected pursuant to this Agreement is advisable and in the best interests of CMI and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Amalgamation and the other transactions contemplated hereby to the Holders of CMI Shares;

AND WHEREAS, in furtherance of the Amalgamation, the board of directors of CMI has agreed to submit the CMI Amalgamation Resolution in accordance with Section 176 of the OBCA to the Holders of CMI Shares for approval;

AND WHEREAS, upon the Amalgamation becoming effective, the CMI Shares will be exchanged for Amalco Shares in accordance with the provisions of this Agreement and the Genterra Shares will be exchanged for corresponding Amalco Shares in accordance with the provisions of this Agreement;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1                      Definitions.

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings

“affiliate” has the meaning ascribed thereto in the Securities Act unless otherwise expressly stated herein;

“Acquisition Proposal” means any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange, material sale of assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a material sale of assets), any sale of more than 20% of any class of equity securities of the Target or any of its Subsidiaries or rights or interests therein or thereto, or similar transactions involving the Target or any Subsidiaries thereof, or any other transaction, the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Amalgamation or a proposal or offer, or public announcement of an intention, to do so, directly or indirectly, or any modification or proposed modification of any of the foregoing, excluding the Amalgamation or any transaction to which either CMI or Genterra, to the extent it is not the Target, is a party;

“Acquisition Proposal Assessment Period” has the meaning set forth in Section 6.2A(a)(iii).

“Agreement” means this amalgamation agreement, provided for in Section 175 of the OBCA, including the schedules hereto;

“Amalco” means “Genterra Capital Inc.”, the corporation resulting from the Amalgamation upon the Effective Date;

“Amalco Common Shares” means the common shares in the capital of Amalco;

“Amalco Class A Preference Shares” means the Class A Preference Shares in the capital of Amalco;

“Amalco Class B Preference Shares” means the Class B Preference Shares in the capital of Amalco;

“Amalco Option Plan” means the stock option plan attached as Schedule 2.7(m) hereto, under which options to purchase Amalco Common Shares may be issued in accordance with the policies of the TSXV;

“Amalco Shares” means the Amalco Common Shares, the Amalco Class A Preference Shares and the Amalco Class B Preference Shares;

 “Amalgamation” means the amalgamation of Genterra and CMI pursuant to Section 176 of the OBCA as provided for in this Agreement;

“Appropriate Regulatory Approvals” means all of the rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities, the TSX and the TSXV required or necessary for the completion of the transactions provided for in this Agreement;

“Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation, in the form required by the OBCA, to be sent to the Director, subject to the conditions of this Agreement, following the approval of the CMI Amalgamation Resolution by the Holders of CMI Shares and the approval of the Genterra Amalgamation Resolution by the Holders of Genterra Shares, as applicable;

“Business Day” means a day on which commercial banks are generally open for business in Toronto, Ontario other than a Saturday, Sunday or a day observed as a holiday in Toronto, Ontario under the Laws of the Province of Ontario or the federal Laws of Canada;

“Charter Documents” means, as applicable, the articles and by-laws, memorandum and articles of association or other similar constating documents of any body corporate;

“Circular” means the joint management information circular of Genterra and CMI prepared for the Genterra Meeting and CMI Meeting and describing the Amalgamation prepared by Genterra and CMI and accepted by the TSX and the TSXV;

“CMI” means Consolidated Mercantile Incorporated, a corporation existing under the OBCA;

“CMI Amalgamation Resolution” means the special resolution of the Holders of CMI Shares approving the Amalgamation, to be substantially in the form and content of Schedule “2.01 (a)” hereto;

“CMI Dissent Rights” has the meaning specified in Subsection 3.1(a);

“CMI Dissenting Shareholder” means a Holder of CMI Shares who dissents from the CMI Amalgamation Resolution in compliance with the CMI Dissent Rights;

“CMI Meeting” means the special meeting of the Holders of CMI Shares (including any adjournment(s) or postponements thereof) to be called and held for, the purpose of considering and, if deemed advisable, approving the Amalgamation and the CMI Amalgamation Resolution;

“CMI Public Disclosure” has the meaning specified in Section 4.5;

“CMI Class A Preference Shares” means the Class A Preference Shares in the capital of CMI that are currently issued and outstanding;

“CMI Shares” means all of the outstanding common shares in the capital of CMI;

“Director” means the Director appointed under Section 278 of the OBCA;

“Effective Date” means the date shown on the certificate of amendment and the certificate of amalgamation issued by the Director giving effect to the Amalgamation;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Encumbrance” includes whether or not registered or recorded, any and all mortgages, liens, licences, charges, security interests, pledges, conditional sales contracts, options or other rights to acquire any interest in any property, and any adverse claims or rights in any property;

“Genterra” means Genterra Inc., a company existing pursuant to the provisions of the OBCA;

“Genterra Amalgamation Resolution” means the special resolution of the Holders of Genterra Shares approving the Amalgamation, to be substantially in the form and content of Schedule “2.01(b)” hereto;

“Genterra Class A Preference Shares” means the Class A Preference Shares in the capital of Genterra that are currently issued and outstanding;

 “Genterra Class B Preference Shares” means the Class B Preference Shares in the capital of Genterra that are currently issued and outstanding;

“Genterra Common Shares” means the common shares in the capital of Genterra that are currently issued and outstanding;

“Genterra Dissenting Shareholder” means a holder of Genterra Shares who dissents from the Genterra Amalgamation Resolution in compliance with the Genterra Dissent Rights;

“Genterra Dissent Rights” has the meaning specified in Subsection 3.2(a);

“Genterra Meeting” means the special meeting of the Holders of Genterra Shares (including any adjournment(s) or postponements thereof) to be called and held for, the purpose of considering and, if deemed advisable, approving the Amalgamation and the Genterra Amalgamation Resolution;

“Genterra Preferred Shares” means the Genterra Class A Preference Shares and the Genterra Class B Preference Shares;;

“Genterra Public Disclosure” has the meaning specified in Section 5.5;

“Genterra Shareholders” means all of the Holders of the Genterra Shares;

“Genterra Shares” means the Genterra Common Shares and Genterra Preferred Shares that are currently issued and outstanding;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“Holders” means, when used with reference to the CMI Shares, Genterra Shares or the Amalco Shares, the holders of such CMI Shares, Genterra Shares or Amalco Shares, as applicable, shown from time to time in the register maintained by or on behalf of CMI, Genterra or Amalco, as applicable, in respect of such CMI Shares, Genterra Shares or Amalco Shares, as applicable;

“Laws” means all statutes, regulations, rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX and/or the TSXV);

“Material Adverse Effect”, when used in connection with CMI or Genterra, means any change, effect, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, prospects, operations or results of operations or those of its subsidiaries, that is, or would be reasonably expected to be, material and adverse to the current or future business, operations, regulatory status, financial condition or results of operations of CMI or Genterra, as the case may be, taken as a whole, but shall, for greater certainty, exclude (a) any decrease in the trading price or value of the common shares of CMI or Genterra immediately following and reasonably attributable to the announcement of the Amalgamation or (b) any change, effect, event or occurrence relating to the North American economy as a whole or securities markets in general;

“Material Fact” has the meaning ascribed thereto in the Securities Act;

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Notice of Genterra Meeting” means the notice of the Genterra Meeting to be provided by Genterra to the Holders of the Genterra Shares;

“Notice of CMI Meeting” means the notice of the CMI Meeting to be provided by CMI to the Holders of the CMI Shares;

“OBCA” means the Business Corporations Act (Ontario), as amended;

“Person” means and includes an individual, firm, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative, Governmental Entity, or other entity, whether or not having legal status;

“Securities Act” means the Securities Act (Ontario), as amended;

“Subsidiary” means, with respect to a specified body corporate, a body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof, whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a subsidiary;

“Superior Proposal” means a bona fide written Acquisition Proposal (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction, all of the common shares of the Target, or all or substantially all of the assets of the Target and its Subsidiaries that the Board of Directors of the Target has determined in good faith (after consultation with its financial advisors and with its outside legal counsel) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal and such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable financially to the shareholders of the Target than the Amalgamation (including any adjustment to the terms and conditions of the Amalgamation proposed by either CMI or Genterra, to the extent it is not the Target, pursuant to Section 6.2B or Section 6.3B below, as the case may be);

“Target” means either CMI or Genterra, as the case may be, to the extent that it is the subject of an Acquisition Proposal;

“Tax” and “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes (including source withholdings in respect of income taxes, Canada Pension Plan and employment insurance premiums), payroll taxes, employment taxes, pension plan premiums, excise, severance, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Returns” means all returns, declarations, reports, information returns and statements filed or required to be filed with any taxing authority relating to Taxes;

“Termination Time” means the time that this Agreement is terminated;

“Time of Closing” shall have the meaning ascribed to such term in Section 6.5(a) of this Agreement;

“TSX” means the Toronto Stock Exchange; and

“TSXV” means the TSX Venture Exchange.

Section 1.2                      Currency.

All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

Section 1.3                      Interpretation Not Affected By Headings.

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof’, “herein”, “hereunder” and similar expressions refer to this Agreement and the schedules hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 1.4                      Number and Gender.

Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders.

Section 1.5                      Date for Any Action.

In the event that any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.6                      Meanings.

Words and phrases used herein and defined in the OBCA shall have the same meaning herein as in the OBCA, unless otherwise defined herein or the context otherwise requires. Unless otherwise specifically indicated or the context otherwise requires, “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

Section 1.7                      Knowledge.

Where any matter is stated to be “to the knowledge” or “to the best of the knowledge” of CMI or words to like effect in this Agreement, CMI shall be required, in addition to making any other reasonable inquiries, to make inquiries of officers of CMI.

Where any matter is stated to be “to the knowledge” or “to the best of the knowledge” of Genterra or words to like effect in this Agreement, Genterra, shall be required, in addition to making any other reasonable inquiries, to make inquiries of officers of Genterra.

Section 1.8                      Schedules.

The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule “2. 1(a)”                                           -           Form of CMI Amalgamation Resolution

Schedule “2.1(b)”                                           -           Form of Genterra Amalgamation Resolution

Schedule “2.7(d)”                                           -           Amalco Share Attributes

Schedule “2.7(m)”                                           -           Amalco Stock Option Plan

Schedule “4.2(c)”                                           -           CMI Subsidiaries

Schedule “4.15”                                           -           Material Contracts of CMI

Schedule “5.2(c)”                                           -           Genterra Subsidiaries

Schedule “5.15”                                           -           Material Contracts of Genterra

ARTICLE 2
THE AMALGAMATION

Section 2.1                      Implementation Steps.

(a)
CMI covenants in favour of Genterra that CMI shall either lawfully convene and hold the CMI Meeting for the purpose of considering the CMI Amalgamation Resolution or circulate the CMI Amalgamation Resolution for signature by all of the Holders of CMI Shares as soon as reasonably practicable and, in any event, no later than December 31, 2009 subject to adjournments or postponements, as may be agreed to by CMI and Genterra.

(b)
Genterra covenants in favour of CMI that Genterra shall lawfully convene and hold the Genterra Meeting for the purpose of considering the Genterra Amalgamation Resolution as soon as reasonably practicable and, in any event, no later than December 31, 2009 , subject to adjournments or postponements, as may be agreed to by CMI and Genterra.

Section 2.2                      Notice of CMI Meeting, Notice of Genterra Meeting and Circular.

As promptly as reasonably practicable, CMI shall give the Notice of CMI Meeting, Genterra shall give the Notice of the Genterra Meeting and Genterra and CMI shall prepare the Circular together with any other documents required by the Securities Act, the OBCA or other applicable Laws in connection with the approval of the CMI Amalgamation Resolution, the Genterra Amalgamation Resolution and matters related thereto. Genterra and CMI shall give the other party timely opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to Genterra and CMI, as the case may be, before it is filed or distributed to the Holders of CMI Shares; provided, that Genterra and CMI will provide the other party with its comments and any proposed additions and deletions within five Business Days after each receipt of a draft Notice of CMI Meeting, draft Notice of Genterra Meeting and Circular from CMI and Genterra, as the case may be. As promptly as practicable after the date hereof, CMI shall cause the Notice of CMI Meeting and other documentation required in connection with the CMI Meeting to be sent to each holder of CMI Shares and shall cause the Circular to be filed with the TSX.  As promptly as practicable after the date hereof, Genterra shall cause the Notice of Genterra Meeting and other documentation required in connection with the Genterra Meeting to be sent to each holder of Genterra Shares and shall cause the Circular to be filed with the TSXV.

Section 2.3                      Securities Compliance.

Each of Genterra and CMI, acting jointly, shall use reasonable best efforts to obtain all orders required from the applicable Governmental Entities and the TSX and/or the TSXV to permit the issuance and resale of the Amalco Shares issuable pursuant to the Amalgamation as well as the Amalco Shares issuable upon the exercise of the Amalco Options without qualification with, or approval of, or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a “control person” for purposes of Canadian federal, provincial or territorial securities Laws).

Section 2.4                      Preparation of Filings.

(a)           Genterra and CMI shall cooperate in:

(i)
the preparation of any application for the orders and the preparation of any documents reasonably deemed by Genterra or CMI to be necessary to discharge their respective obligations under applicable Canadian and United States federal, provincial, territorial or state securities Laws in connection with the Amalgamation and the other transactions contemplated hereby;

(ii)
the taking of all such action as may be required under any applicable Canadian and United States federal, provincial, territorial or state securities Laws (including “blue sky laws”) in connection with the issuance of the Amalco Shares and any securities issuable upon the exercise thereof in connection with the Amalgamation; provided, however, that with respect to the United States “blue sky” and Canadian provincial qualifications neither Genterra nor CMI shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer and sale of the Amalco Shares; and

(iii)	the taking of all such action as may be required under the OBCA in connection with the transactions contemplated by this Agreement.

(b)
Each of Genterra and CMI shall promptly furnish to the other all information concerning it and its security holders as may be required for the effectuation of the actions described in Sections 2.2 and 2.3 and the foregoing provisions of this Section 2.4, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Amalgamation and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

(c)
Each of Genterra and CMI shall promptly notify the other if at any time before or after the Effective Time it becomes aware that the Notice of CMI Meeting, the Notice of Genterra Meeting, the Circular or an application for an order described in Section 2.3 contains any misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Notice of CMI Meeting, the Notice of Genterra Meeting, the Circular or such application. In any such event, Genterra and CMI shall cooperate in the preparation of a supplement or amendment to the Notice of CMI Meeting, the Notice of Genterra Meeting, the Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to the Holders of CMI Shares, Holders of Genterra Shares or filed with the relevant securities regulatory authorities, as the case maybe.

(d)
Subject to CMI complying with Subsection 2.4(b), Genterra shall ensure that each of the Notice of Genterra Meeting and the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the portion of the Circular which relates to Genterra does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

(e)
Subject to Genterra complying with Subsection 2.4(b), CMI shall ensure that the Notice of CMI Meeting and the Circular comply with all applicable Laws and, without limiting the generality of the foregoing, that the portion of the Circular which relates to CMI does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

Section 2.5                      Filing of Articles of Amalgamation.

Subject to the rights of termination contained in Article 8 hereof, upon the Holders of CMI Shares approving the CMI Amalgamation Resolution and upon the Holders of Genterra Shares approving the Genterra Amalgamation Resolution, in accordance with the provisions of the OBCA, CMI and Genterra shall jointly file with the Registrar of the OBCA the Articles of Amalgamation and such other documents as are required to be filed under the OBCA for acceptance by the Registrar of the OBCA to give effect to the Amalgamation, pursuant to provisions of the OBCA.

Section 2.6                      Effect of the Amalgamation.

On the Effective Date of the Amalgamation, the following shall occur and shall be deemed to occur in the following order without any further act or formality:

(a)
CMI and Genterra shall amalgamate to form Amalco and shall continue as one company under the OBCA in the manner set out in Section 2.7 hereof and with the effect set out in Section 179 of the OBCA, unless the Amalgamation does not proceed;

(b)	immediately upon the amalgamation of CMI and Genterra to form Amalco as set forth in Subsection 2.6(a):

(i)
each CMI Share issued and outstanding on the Effective Date (other than CMI Shares held by Dissenting Shareholders, to whom Subsection 3.1(b) applies, and the 24 CMI Shares owned by Genterra, which shall be cancelled pursuant to Clause 2.6(b)(v))) shall be converted into one (1) Amalco Common Share and provided that fractional Amalco Common Shares shall not be issued to Holders of CMI Shares;

(ii)
each three and six-tenths Genterra Common Shares issued and outstanding on the Effective Date (other than Genterra Shares held by Dissenting Shareholders, to whom Subsection 3.2(b) applies, and the 292,117 Genterra Common Shares owned by CMI, which shall be cancelled pursuant to Clause 2.6(b)(v)) shall be converted into one Amalco Common Share and provided that fractional Amalco Common Shares shall not be issued to holders of Genterra Common Shares;

(iii)
each one Genterra Class A Preference Share issued and outstanding on the Effective Date (other than Genterra Shares held by Dissenting Shareholders, to whom Subsection 3.2(b) applies) shall be converted into one Amalco Class A Preference Share and provided that fractional Amalco Class A Preference Shares shall not be issued to holders of Genterra Class A Preference Shares;

(iv)
each one Genterra Class B Preference Share issued and outstanding on the Effective Date (other than Genterra Shares held by Dissenting Shareholders, to whom Subsection 3.2(b) applies) shall be converted into one Amalco Class B Preference Share and provided that fractional Amalco Class B Preference Shares shall not be issued to holders of Genterra Class B Preference Shares; and

(v)	each of the 292,117 Genterra Common Share owned by CMI and each of the 24 CMI Shares owned by Genterra shall be cancelled; and

(c)	with respect to the CMI Shares and the Genterra Shares exchanged in accordance with Subsection 2.6(b):

(i)
the Holders thereof shall cease to be the holder of such CMI Shares and Genterra Shares, and the name of such holder shall be removed from the register of holders of such CMI Shares or Genterra Shares, as the case maybe;

(ii)	the certificates (if any) representing any CMI Shares and Genterra Shares shall be deemed to have been cancelled as of the Effective Date;

(iii)
the holders thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange or transfer such securities in accordance with Subsection 2.6(b);

(iv)	any fractional interests resulting from the transactions provided for in Subsection 2.6(b) shall be rounded up or down to the nearest whole Amalco Share;

provided that none of the foregoing shall occur or shall be deemed to occur unless all of the foregoing occurs.

-  -

Section 2.7                      Amalgamated Corporation.

Unless and until otherwise determined in the manner required by law, by Amalco or by its directors or the Holder or Holders of the Amalco Shares, the following provisions shall apply:

(a)           Name. The name of Amalco shall be “Genterra Capital Inc.”;

(b)	Registered Office. The registered office of Amalco shall be located in Toronto, Ontario. The address of the registered office of Amalco shall be 106 Avenue Road, Toronto, Ontario, M5R 2H3;

(c)	Business and Powers. There shall be no restrictions on the business that Amalco may carry on or on the powers it may exercise;

(d)
Authorized Share Capital. Amalco shall be authorized to issue an unlimited number of common shares, an unlimited number of Class A Preference shares, and an unlimited number of Class B Preference shares, and the attributes of the common shares, Class A Preference shares, and Class B Preference shares shall be as set forth in Schedule 2.7(d) hereof;

(e)	Share Restrictions. There shall be no restrictions upon the right to transfer any shares of Amalco;

(f)	Number of Directors. The number of directors of Amalco shall be not less than three and not more than fifteen as the shareholders of Amalco may from time to time determine;

(g)	Initial Directors. The initial directors of Amalco shall be as follows:

(i)	Fred Litwin;

(ii)	Stan Abramowitz

(iii)	Mark Dawber;

(iv)	Sol Nayman; and

(v)	Alan Kornblum

(h)	Initial Officers. The initial officers of Amalco and their positions shall be as follows:

(i)	Fred Litwin, President;

(ii)	Mark Litwin, Vice-President; and

(iii)	Stan Abramowitz, Chief Financial Officer and Secretary.

(i)	By-laws. The by-laws of Amalco, until repealed, amended or altered, shall be the same as the by-laws of Genterra with such amendments thereto as may be necessary to give effect to this Agreement;

(j)
Auditors. The auditors of Amalco, until the first annual general meeting of shareholders of Amalco, shall be BDO Canada LLP, unless and until such auditors resign or are removed in accordance with the provisions of the OBCA;

(k)
Additional Directors. The directors of Amalco may, between annual meetings, appoint one or more additional directors of Amalco to serve until the next annual meeting of Amalco but the number of additional directors is not at any time to exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of Amalco;

(l)	Fiscal Year. The fiscal year end of Amalco is to be September 30;

(m)	Stock Option Plan. The stock option plan for Amalco will be as set forth in Schedule 2.7(m) hereof; and

(n)
Transfer Agent. Amalco’s registrar and transfer agent is to be Computershare Investor Services Inc. at its office in Toronto, Ontario or such other registrar or transfer agent that is approved by the directors of Amalco.

Section 2.8                      Stated Capital.

Upon the Amalgamation, Amalco shall add to the stated capital account maintained in respect of the Amalco Shares an amount equal to the aggregate paid up capital for purposes of the Tax Act of the Genterra Shares immediately before the Effective Time plus the aggregate paid up capital for purposes of the Tax Act of the CMI Shares immediately before the Effective Time.

ARTICLE 3
RIGHTS OF DISSENT

Section 3.1                      CMI Dissent Rights.

(a)
A holder of CMI Shares may exercise rights of dissent with respect to such CMI Shares pursuant to and in the manner set forth in Section 185 of the OBCA (the “CMI Dissent Rights”) in connection with the Amalgamation. A holder of CMI Shares who duly exercises such CMI Dissent Rights (including the sending of a notice of dissent to CMI) and such CMI Dissenting Shareholder is ultimately entitled to be paid fair value for their CMI Shares, such shares are deemed to have been surrendered to CMI for cancellation immediately prior to the Effective Time.

(b)
If a CMI Dissenting Shareholder is ultimately determined not to be entitled, for any reason, to be paid fair value for their CMI Shares, a holder of CMI Shares shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a non-CMI Dissenting Shareholder.

-  -

Section 3.2                      Genterra Dissent Rights.

(a)
A holder of Genterra Shares may exercise rights of dissent with respect to such Genterra Shares pursuant to and in the manner set forth in Section 185 of the OBCA (the “Genterra Dissent Rights”) in connection with the Amalgamation. A holder of Genterra Shares who duly exercises such Genterra Dissent Rights (including the sending of a notice of dissent to Genterra) and such Genterra Dissenting Shareholder is ultimately entitled to be paid fair value for their Genterra Shares, such shares are deemed to have been surrendered to Genterra for cancellation immediately prior to the Effective Time.

(b)
If a Genterra Dissenting Shareholder is ultimately determined not to be entitled, for any reason, to be paid fair value for their Genterra Shares, a holder of Genterra Shares shall be deemed to have participated in the Amalgamation, as of the Effective Time, on the same basis as a non-Genterra Dissenting Shareholder.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF CMI

CMI represents and warrants to and in favour of Genterra as follows:

Section 4.1                      Organization and Standing.

CMI has been duly incorporated and is a valid and subsisting corporation under the provisions of the Laws of its jurisdiction of continuance or incorporation, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carry on business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, except where, individually or in the aggregate, the failure to be so licensed or qualified would not have a Material Adverse Effect on CMI.

Section 4.2                      Capitalization of CMI.

(a)
The authorized share capital of CMI consists of (i) an unlimited number of CMI Shares; and (ii) an unlimited number of preference shares.  As of the date hereof, 5,076,407 CMI Shares and 315,544 CMI Class A Preference Shares were issued and outstanding. All of such issued and outstanding shares are fully paid and non-assessable.  All the CMI Shares and CMI Class A Preference Shares were offered, issued and sold in compliance with applicable securities laws, and all notices and filings in respect of such distributions have been made by CMI within the time and within the manner required by the securities laws.

(b)
CMI does not have any outstanding agreements, subscriptions, warrants, options or commitments (pre-emptive, contingent or otherwise), nor has it granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating CMI to offer, sell, repurchase or otherwise acquire, transfer, pledge or encumber any shares in the capital of CMI, or other securities, nor are there outstanding any securities or obligations of any kind convertible into or exercisable or exchangeable for any capital stock of CMI. There are no outstanding bonds, debentures or other evidences of indebtedness of CMI having the right to vote or that are exchangeable or convertible for or exercisable into securities having the right to vote with Holders of CMI Shares on any matter as of the date hereof. There are no outstanding securities of CMI in addition to CMI Shares having the right to vote with Holders of CMI Shares on any matter.

(c)
Except as set forth in Schedule 4.2(c) hereto, CMI does not have any shares or other interests in any company or Person and is not a party to any agreement or arrangement to acquire any shares or other interests in any other companies or Persons and is not a party to any agreement or arrangement to acquire or lease any other business operations.

(d)
As of the date hereof, there are no shareholder agreements, proxies, voting trusts, rights to require registration under securities Laws or other arrangements or commitments to which CMI is a party or bound with respect to the voting, disposition or registration of any outstanding securities of CMI.

Section 4.3                      Authority and No Violation.

(a)
CMI has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein have been duly authorized by all necessary corporate action of CMI. This Agreement has been duly executed and delivered by CMI and constitutes a valid and binding obligation of CMI, enforceable in accordance with its terms subject only to the following qualifications:

(i)	an order of specific performance and an injunction are discretionary remedies and, in particular, may not be available where damages are considered an adequate remedy; and

(ii)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors’ rights.

(b)
None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i)	conflict with any of the terms, conditions or provisions of the Charter Documents of CMI;

(ii)
subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 4.4 being made or obtained, violate any provision of any Laws applicable to CMI; or

(iii)
conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which CMI is a party or by which it is bound or to which its property is subject, all as of the Effective Date; or

(iv)
result in the cancellation, suspension or alteration in the terms of any licence, permit or authority held by CMI, or in the creation of any Encumbrance upon any of the assets of CMI under any such agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other Person any interest or rights, including rights of purchase, termination, cancellation or acceleration;

except in the case of clauses (ii) through (iv) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect on CMI or impair the ability of CMI to perform its obligations hereunder or prevent or delay the consummation of any of the transactions contemplated hereby; and

(c)
The board of directors of CMI at a meeting duly called and held or by written resolution has determined by unanimous approval that the transactions contemplated by this Agreement are fair to the Holders of CMI Shares and in the best interests of CMI and recommends that such Holders of CMI Shares vote in favour of the transactions contemplated by this Agreement.

Section 4.4	Consents, Approvals.

No consent, approval, order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required by or with respect to CMI in connection with the execution and delivery of this Agreement by CMI, the performance of its obligations hereunder or the consummation by CMI of the transactions contemplated hereby other than (a) the approval by the shareholders of CMI of the CMI Amalgamation Resolution, (b) the approval of the TSX, (c) such registrations and other actions required under federal, state, provincial, and territorial securities Laws as are contemplated by this Agreement, (d) any filings with the Director appointed under Section 278 of the OBCA, and (e) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on CMI or prevent or delay the consummation of any of the transactions contemplated hereby or impair CMI’s ability to perform its obligations hereunder.

Section 4.5                      Public Disclosure.

Since January 1, 2007, CMI has filed any and all required forms, reports and documents (collectively, the “CMI Public Disclosure”) with the applicable Canadian securities regulatory authorities having jurisdiction. None of the CMI Public Disclosure filed by CMI with the applicable Canadian securities regulatory authorities having jurisdiction, at the time filed or as subsequently amended, contained any misrepresentation or any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

Section 4.6                      Financial Statements, Reports.

(a)
The audited financial statements of CMI as at and for the twelve months ended December 31, 2008 (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the period involved, (ii) complied in all material respects with the requirements of applicable securities Laws, and (iii) fairly present the consolidated financial position, results of operations, the changes in its financial position and cash flows of CMI as of the date thereof and for the period covered thereby. Except as disclosed in writing to Genterra, no information has come to the attention of CMI since the date that such financial statements were issued that would or would reasonably be expected to require any restatement or revision of such financial statements.

(b)	Except as set forth in the CMI Public Disclosure, from December 31, 2008 to the date of this Agreement, there has been no change by CMI in its accounting policies, methods, practices or principles.

Section 4.7	Property, Assets.

CMI is the legal and beneficial owner of the properties and assets described as being owned by it in the CMI Public Disclosure with good and marketable title thereto free and clear of material encumbrances, except as disclosed in the CMI Public Disclosure, with good and marketable title thereto free and clear of any material covenant, condition or restriction on sale or other disposition, lien, charge, security interest or other encumbrance of any kind or nature whatsoever, except as disclosed in the CMI Public Disclosure. CMI does not own or lease any real property.

Section 4.8                      Liabilities.

Except as disclosed or reflected in the CMI financial statements described in Section 4.6, or as disclosed in writing to Genterra, or as reasonably incurred in the ordinary course of CMI business since December 31, 2008, CMI has no liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian generally accepted accounting principles to be reflected on a balance sheet of CMI) that have constituted or would be reasonably likely to constitute a Material Adverse Effect. Without limiting the generality of the foregoing provisions of this Section 4.8, CMI has not committed to make any capital expenditures, nor have any capital expenditures been authorized by CMI at any time since December 31, 2008.

Section 4.9                      Litigation, Etc.

There are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of CMI or, instituted, pending, or, to the knowledge of CMI, threatened against or affecting CMI at law or in equity or before or by any Governmental Entity, nor is there any judgment, order, decree or award of any Governmental Entity having jurisdiction, obtained, pending or, to the knowledge of CMI, threatened against CMI and CMI nor its respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree.

Section 4.10                      Insurance.

CMI has its assets insured against loss or damages as is appropriate to its business and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverages are and will be continued in full force and effect to and including the Effective Date and no notice of cancellation or termination has been received and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.

Section 4.11                      Absence of Certain Changes or Events.

(a)
Each contract or agreement between CMI and any other Person which is material to the ownership, use or operation of a material portion of the business, properties or assets of CMI, is in full force and effect and, to the best of the knowledge and belief of CMI is valid, binding and enforceable against each of the parties thereto in accordance with its terms (subject only to the qualifications set out in Subsections 4.3(a)(i) and (ii) hereof) and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or default except as disclosed in the CMI Public Disclosure.

(b)
Since December 31, 2008, CMI has not: (i) declared or paid any dividends or made any distribution of its properties or assets to its shareholders and CMI has not disposed of any of its properties or assets or incurred any material indebtedness except as disclosed in the CMI Public Disclosure; or (ii) made or suffered any change or changes in its financial condition, assets, liabilities or business which, singly or in the aggregate, have a Material Adverse Effect or could have a Material Adverse Effect on its financial condition, assets, liabilities or business as currently or proposed to be conducted.

(c)	Except as disclosed in the CMI Public Disclosure, since December 31, 2008, CMI has conducted its businesses only in the ordinary course in a manner consistent with past practice.

Section 4.12	Tax.

(a)
CMI has timely filed, or caused to be filed, all Tax Returns required to be filed by it (all of which returns were correct and complete in all material respects), has timely paid, or caused to be paid, all Taxes due and payable by either of them, and has satisfied in full in all respects all Tax withholding, deposit and remittance requirements imposed on or with respect to CMI, and CMI’s consolidated financial statements for the fiscal period ending December 31, 2008 contain an adequate provision in accordance with Canadian generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. CMI has made adequate provision in accordance with Canadian generally accepted accounting principles in its books and records for any amount of Taxes material to CMI and accruing in respect of any accounting period ending subsequent to the period covered by such financial statements.

(b)	Except as disclosed in writing to Genterra:

(i)
CMI has not received any written notification that any issue involving an amount of Taxes has been raised (and is currently pending) by the Canada Customs and Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including any sales tax authority, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes have been given, filed or requested with respect to CMI;

(ii)	CMI has not received any notice from any taxing authority to the effect that any Tax Return is being examined, and CMI has no knowledge of any Tax audit or issue;

(iii)	There are no proposed (but unassessed) additional Taxes applicable by CMI and none has been asserted against CMI;

(iv)	There are no Tax liens on, or statutory trusts in respect of, any assets of CMI except for Taxes not yet due and payable; and

(v)	CMI has not received a refund of any Taxes to which it was not entitled.

(c)
CMI has withheld from each payment made to any present or former employees, officers, consultants and directors and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by Law and have remitted such withheld amounts within the prescribed periods to the appropriate federal or provincial taxing authority. CMI has remitted all Canada Pension Plan contributions, Employment Insurance premiums, Employer Health Taxes and other Taxes payable by it and has or will have remitted such amounts to the proper taxing authority within the time required by applicable Law. CMI charged, collected and remitted on a timely basis all Taxes required by applicable Law (including, without limitation, Part IX of the Excise Tax Act (Canada) or the retail sales tax legislation of any province of Canada) on any sale, supply or delivery whatsoever, made by CMI.

Section 4.13	Employment Matters.

(a)
Except as disclosed to Genterra in writing, CMI is not a party to (i) any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to any former or current director, officer, employee or consultant, or (ii) any employment agreement with, any former or current director, officer, employee or consultant.

(b)	CMI is not a party to written or oral employment agreements or consulting agreements other than as has been disclosed to Genterra in writing.

(c)
There are no complaints against CMI before any employment standards branch or tribunal or human rights tribunal, nor, to the knowledge of CMI, any complaints or any occurrence which might lead to a complaint under any human rights legislation or employment standards legislation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any obligation upon the CMI to do or refrain from doing any act. Except for noncompliance that is not or would not result in a Material Adverse Effect on CMI, CMI is currently in full compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders against CMI under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such claim.

(d)
CMI has complied in all material respects with all applicable Laws relating to employment in its businesses, including those relating to wages, hours, collective bargaining, occupational health and safety, employment standards, pay equity and workers’ compensation. All salaries or wages, vacation pay (including banked vacation pay), bonuses, commissions, premiums for employment insurance, pension plan, premiums, and other employee benefit payments are accurately reflected and have been accrued in the books and records of CMI and no salaries or wages are owing to any employee of CMI except for those salaries and wages accrued as of the date hereof at each employee’s current salary level or wage amount payable on the next scheduled pay period.

(e)
To the best of the knowledge of CMI, no employee or independent contractor of CMI is obligated under any contract (including licences, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or independent contractor’s best efforts to promote the interests of CMI. To the best of the knowledge of CMI, no present or former employee or independent contractor of CMI has violated any term of any employment contract, non-competition or non-solicitation agreement, patent or other proprietary information agreement or similar contract with, or any fiduciary duty in favour of, a former employer of such employee or independent contractor or any other third party. CMI has not received any notice from any third party alleging that such a violation has occurred.

(f)
CMI has not, and is not, subject to any present or future obligation or liability under any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan or policy, employee group insurance plan, hospitalization plan, disability plan or other employee benefit plan, program, policy or practice, formal or informal, with respect to any of the employees of the business, other than the Canada Pension Plan and other similar plans established pursuant to statute.

Section 4.14	Corporate Records.

The corporate records and minute books of CMI as required to be maintained by CMI under the Laws of its jurisdiction of incorporation are up-to-date, in all material respects, and contain complete and accurate minutes of all meetings of shareholders and the board of directors and any committees thereof and all resolutions consented to in writing.

Section 4.15                      Contracts.

Other than as set forth in Schedule “4.15” attached hereto, there are no material written or oral contracts, agreements, guarantees, leases or executory commitments (each a “Material Contract”) to which CMI is a party, and CMI is not in default or breach of any Material Contract and to the knowledge of CMI no default or breach on the part of any other party to a Material Contract exists.

Section 4.16                      Compliance with Laws; Permits.

(a)
CMI is in compliance, and at all times has complied, with all applicable Laws other than non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect on CMI. No investigation or review by any Governmental Entity with respect to CMI is pending or, to the knowledge of CMI, is threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, other than those the outcome of which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CMI.

(b)
CMI is in possession of all franchises, grants, authorizations, licences, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to lawfully carry on its businesses as they are now being conducted (collectively, the “CMI Permits”), except where the failure to be in possession of such CMI Permits would not, individually or in the aggregate, have a Material Adverse Effect on CMI and there is no action, proceeding or investigation pending or, to the knowledge of CMI, threatened regarding any of the CMI Permits which would have a Material Adverse Effect on CMI. CMI is not in conflict with, or in default or violation of any of the CMI Permits, except for any such conflicts, defaults or violations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on CMI.

Section 4.17	Restrictions on Business Activities.

Other than its listing agreement with the TSX, there is no agreement, judgment, injunction, order or decree binding upon CMI that has or could be reasonably expected to have the effect of prohibiting, restricting or materially impairing any business practice of CMI, acquisition of property by CMI or the conduct of business by CMI as currently conducted or proposed to be conducted in the Circular.

Section 4.18                      Intellectual Property.

CMI directly or indirectly, owns, licenses or otherwise has legally enforceable rights to use, or can acquire on reasonable terms and without material expense, all patents, patent rights, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software and applications and tangible or intangible proprietary information or materials, that are material to and used in the business of CMI and its Subsidiaries as presently conducted.

Section 4.19	Brokerage and Finders’ Fees.

Neither CMI, nor any shareholder, director, officer or employee thereof, has incurred or will incur on behalf of CMI, any brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby.

-  -

Section 4.20                      Securities Laws and Stock Exchanges.

(a)
CMI is currently a “reporting issuer” in the provinces of Ontario and Quebec and registered under the U.S. Securities Exchange Act of 1934 and is in compliance with all of its obligations as a reporting issuer and as a registrant. Since incorporation, CMI has not been the subject of any investigation by any stock exchange or any other securities regulatory authority or body, is current with all filings required to be made by it under applicable securities and corporate Laws and is not aware of any deficiencies in the filing of any documents or reports with any stock exchange or securities regulatory authority or body.

(b)	The CMI Shares are currently listed and posted for trading on the TSX and on no other stock exchange.

(c)	CMI is in compliance in all material respects with all of the rules, policies and requirements of the TSX.

Section 4.21                      Solvency of CMI.

There are reasonable grounds for believing that CMI is able to pay its liabilities as they become due and, at the time of the consummation of the Amalgamation, will be able to pay its liabilities as they become due. There are reasonable grounds for believing that the realizable value of Amalco’s assets will, immediately after the consummation of the Amalgamation, not be less than the aggregate of its liabilities and the stated capital of all classes of shares.

Section 4.22                      Creditors of CMI.

CMI has reasonable grounds for believing that no creditor of CMI will be prejudiced by the Amalgamation.

Section 4.23                      Non-Arms Length Contracts

Except as set out in the Circular, CMI is not a party to any Contract or agreement with any officer, director, shareholder or any Person not dealing at arm’s length (within the meaning of the Tax Act) with CMI.

Section 4.24                      CMI Information

CMI has fully made available to Genterra and its advisers all of the information that they have requested for deciding whether to complete the transactions contemplated in this Agreement and all information relating to CMI, which CMI reasonably believes is necessary to enable Genterra to make such a decision. None of the foregoing representations, warranties and statements of fact and no other statement furnished by or on behalf of CMI to Genterra or its advisers in connection with the negotiation of the transactions contemplated by this Agreement, including in the Circular, contain any untrue statement of a material fact or omit to state any material fact necessary to make such statement or representation not misleading to a prospective purchaser of securities of CMI seeking full information as to CMI and its properties, financial condition, prospects, businesses and affairs.

-  -

Section 4.25                      Survival of Representations and Warranties.

The representations and warranties of CMI contained in this Agreement shall be true at the Time of Closing as though they were made by CMI at the Time of Closing and they shall survive the completion of the transactions contemplated under this Agreement in full force and effect for a period of two years. Notwithstanding the foregoing a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or a fraudulent misrepresentation by CMI may be made at any time following the Time of Closing against CMI subject only to applicable limitation periods imposed by law.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF GENTERRA

Genterra represents and warrants to and in favour of CMI as follows:

Section 5.1                      Organization and Standing.

Genterra has been duly incorporated and is a valid and subsisting corporation under the provisions of the Laws of its jurisdiction of continuance or incorporation, has all requisite corporate power and authority to carry on its business as now being carried on by it and to own or lease and operate its properties and assets and is duly licensed or otherwise qualified to carryon business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties makes such qualification necessary, except where, individually or in the aggregate, the failure to be so licensed or qualified would not have a Material Adverse Effect on Genterra.

Section 5.2	Capitalization of Genterra.

(a)
The authorized share capital of Genterra consists of an unlimited number of Genterra Common Shares, an unlimited number of Genterra Class A Preference Shares issuable in series and an unlimited number of Genterra Class B Preference Shares.  As of the date hereof, 19,339,211 Genterra Common Shares, 326,000 Genterra Class A Series 1 Preference Shares and 26,274,918 Genterra Class B Preference Shares were issued and outstanding.  All of such issued and outstanding shares are fully-paid and non-assessable.  All of the Genterra Shares were offered, issued and sold in compliance with applicable securities laws, and all notices and filings in respect of such distributions have been made by Genterra within the time periods and in the manner required by applicable securities laws.

(b)
Genterra does not have any outstanding agreements, subscriptions, warrants, options or commitments (pre-emptive, contingent or otherwise), nor has Genterra granted any rights or privileges capable of becoming an agreement, subscription, warrant, option or commitment, obligating Genterra to offer, issue, sell, repurchase or otherwise acquire, transfer, pledge or encumber any shares in the capital of Genterra, or other securities, nor are there outstanding any securities or obligations of any kind, other than the Class A Series 1 Preference Shares, which are convertible into or exercisable or exchangeable for any capital stock of Genterra. There are no outstanding bonds, debentures or other evidences of indebtedness of Genterra having the right to vote (or that are exchangeable or convertible for or exercisable into securities having the right to vote) with the Holders of Genterra Shares.

(c)
Except as set forth in Schedule 5.2(c) hereto, Genterra does not have any shares or other interests in any company or Person. Genterra is not a party to any agreement or arrangement to acquire any shares or other interests in any other companies or Persons and is not a party to any agreement or arrangements to acquire or lease any other business operations.

(d)
As of the date hereof, there are no shareholder agreements, proxies, voting trusts, rights to require registration under securities Laws or other arrangements or commitments to which Genterra is a party or bound with respect to the voting, disposition or registration of any outstanding securities of Genterra.

Section 5.3	Authority and No Violation.

(a)
Genterra has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the agreements, documents and transactions contemplated herein have been duly authorized by all necessary corporate action of Genterra, other than the approval by the shareholders of Genterra of the Genterra Amalgamation Resolution. This Agreement has been duly executed and delivered by Genterra and constitutes a valid and binding obligation of Genterra, enforceable in accordance with its terms subject only to the following qualifications:

(i)	an order of specific performance and an injunction are discretionary remedies and, in particular, may not be available where damages are considered an adequate remedy; and

(ii)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws generally affecting the enforceability of creditors’ rights.

(b)
None of the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby or the fulfilment of or compliance with the terms and provisions hereof do or will, nor will they with the giving of notice or the lapse of time or both:

(i)	conflict with any of the terms, conditions or provisions of the Charter Documents of Genterra;

(ii)
subject to the consents, approvals, orders, authorizations, registrations, declarations or filings referred to in Section 5.4 being made or obtained, violate any provision of any Laws applicable to Genterra;

(iii)
conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award to which Genterra is a party or by which it is bound or to which its property is subject, all as of the Effective Date, or

(iv)
result in the cancellation, suspension or alteration in the terms of any licence, permit or authority held by Genterra, or in the creation of any lien, charge, security interest or encumbrance upon any of the assets of Genterra under any such agreement, covenant, undertaking, commitment, instrument, judgment, order, decree or award or give to any other Person any interest or rights, including rights of purchase, termination, cancellation or acceleration;

except in the case of clauses (ii) through (iv) for any of the foregoing that would not, individually or in the aggregate, have a Material Adverse Effect on Genterra or impair the ability of Genterra to perform its obligations hereunder or prevent or delay the consummation of any of the transactions contemplated hereby; and

(c)
The board of directors of Genterra at a meeting duly called and held or by written resolution has determined by unanimous approval that the transactions contemplated by this Agreement are fair to the Holders of Genterra Shares and in the best interests of Genterra and recommends that such Holders of Genterra Shares vote in favour of the transactions contemplated by this Agreement.

Section 5.4	Consents, Approvals.

No consent, approval, order or authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required by or with respect to Genterra in connection with the execution and delivery of this Agreement by Genterra, the performance of its obligations hereunder or the consummation by Genterra of the transactions contemplated hereby other than (a) such registrations and other actions required under federal, state, provincial, and territorial securities Laws as are contemplated by this Agreement, (b) any filings with the Director, (c) the approval of the TSXV, (d) the approval by the shareholders of Genterra of the Genterra Amalgamation Resolution, and (e) any other consents, approvals, orders, authorizations, registrations, declarations or filings which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on Genterra or prevent or delay the consummation of any of the transactions contemplated hereby or impair the ability of Genterra to perform its obligations hereunder.

Section 5.5                      Public Disclosure.

Since January 1, 2007, Genterra has filed any and all required forms, reports and documents (collectively, the “Genterra Public Disclosure”) with the applicable Canadian securities regulatory authorities having jurisdiction. None of the Genterra Public Disclosure filed by Genterra with the applicable Canadian securities regulatory authorities having jurisdiction, at the time filed or as subsequently amended, contained any misrepresentation or any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

-  -

Section 5.6                      Financial Statements, Reports.

(a)
The audited financial statements of Genterra as at and for the twelve months ended September 30, 2008 and interim unaudited finaincial statements of Genterra as at and for the three months ended December 31, 2009 (including any related notes thereto) (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the period involved, (ii) complied in all material respects with the requirements of applicable securities Laws, and (iii) fairly present, the consolidated financial position, results of operations, the changes in its financial position and cash flows of Genterra as of the respective dates thereof and for the respective periods covered thereby. No information has come to the attention of Genterra since the date that such financial statements were issued that would or would reasonably be expected to require any restatement or revision of such financial statements.

(b)
Except as set forth in the Genterra Public Disclosure, from September 30, 2008, to the date of this Agreement, there has been no change by Genterra in its accounting policies, methods, practices or principles.

Section 5.7	Property, Assets.

Genterra is the legal and beneficial owner of the properties and assets described as being owned by it in the Genterra Public Disclosure with good and marketable title thereto free and clear of material encumbrances, except as disclosed in the Genterra Public Disclosure, with good and marketable title thereto free and clear of any material covenant, condition or restriction on sale or other disposition, lien, charge, security interest or other encumbrance of any kind or nature whatsoever, except as disclosed in the Genterra Public Disclosure.

Section 5.8                      Liabilities.

Except as disclosed or reflected in the Genterra financial statements described in Section 5.6 or as reasonably incurred in the ordinary course of Genterra’s business since September 30, 2008, Genterra has no liabilities of any nature, whether accrued, contingent or otherwise (or which would be required by Canadian generally accepted accounting principles to be reflected on a balance sheet of Genterra) that have constituted or would be reasonably likely to constitute a Material Adverse Effect. Without limiting the generality of the foregoing provisions of this Section 5.8, Genterra has not committed to make any capital expenditures, nor have any capital expenditures been authorized by Genterra at any time since September 30, 2008.

Section 5.9                      Litigation, Etc.

There are no actions, suits, proceedings, investigations or outstanding claims or demands, whether or not purportedly on behalf of Genterra instituted, pending or, to the knowledge of Genterra, threatened against or affecting Genterra at law or in equity or before or by any Governmental Entity, or before any arbitrator, nor is there any judgment, order, decree or award of any Governmental Entity having jurisdiction, obtained, pending or, to the knowledge of Genterra, threatened, against Genterra, and Genterra is not and its assets and properties are not, subject to any outstanding judgment, order, writ, injunction or decree.

-  -

Section 5.10                      Insurance.

Genterra has its assets insured against loss or damages as is appropriate to its business and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses and assets, and such insurance coverages are and will be continued in full force and effect to and including the Effective Date and no notice of cancellation or termination has been received and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default thereunder.

Section 5.11                      Absence of Certain Changes or Events.

(a)
Each contract or agreement between Genterra and any other Person which is material to the ownership, use or operation of a material portion of the business, properties or assets of Genterra, is in full force and effect and, to the knowledge of Genterra, is valid, binding and enforceable against each of the parties thereto in accordance with its terms (subject only to the qualifications set out in Subsections 5.3(a)(i) and (ii) hereof) and no material breach or default exists in respect thereof on the part of any party thereto and no event has occurred which, with the giving of notice or the lapse of time or both, would constitute such a material breach or default except as disclosed in the Genterra Public Disclosure.

(b)
Since September 30, 2008, Genterra has: (i) not declared or paid any dividends or made any distribution of its properties or assets to its shareholders and Genterra has not disposed of any of its properties or assets or incurred any material indebtedness except as disclosed in the Genterra Public Disclosure; or (ii) made or suffered any change or changes in its financial condition, assets, liabilities or business which, singularly or in the aggregate, have a Material Adverse Effect or would have a Material Adverse Effect on its financial condition, assets, liabilities or business as currently or proposed to be conducted.

(c)	Except as disclosed in the Genterra Public Disclosure, since September 30, 2008, Genterra has conducted its businesses only in the ordinary course in a manner consistent with past practice.

Section 5.12	Tax.

(a)
Genterra has timely filed, or caused to be filed, all material Tax Returns required to be filed by Genterra (all of which returns were correct and complete in all material respects), have timely paid, or caused to be paid, all Taxes due and payable by it, and have satisfied in full in all respects all Tax withholding, deposit and remittance requirements imposed on or with respect to Genterra and Genterra’s financial statements for the fiscal period ended September 30, 2008 contain an adequate provision in accordance with Canadian generally accepted accounting principles for all material amounts of Taxes payable in respect of each period covered by such financial statements and all prior periods to the extent such Taxes have not been paid, whether or not due and whether or not shown as being due on any Tax Returns. Genterra has made adequate provision in accordance with Canadian generally accepted accounting principles in its books and records for any amount of Taxes material to Genterra on a consolidated basis and accruing in respect of any accounting period ending subsequent to the period covered by such financial statements.

(b)
Genterra has not received any written notification that any issue involving an amount of Taxes has been raised (and is currently pending) by the Canada Customs and Revenue Agency, the United States Internal Revenue Service or any other taxing authority, including any sales tax authority, and no waivers of statutes of limitations or objections to any assessments or reassessments involving an amount of Taxes have been given, filed or requested with respect to Genterra. All liability of Genterra for Canadian federal and provincial income and other Taxes has been assessed by the Canada Customs and Revenue Agency and, where applicable, Canadian provincial tax authorities for all fiscal years up to and including the fiscal period ended September 30, 2008. Genterra has not received any notice from any taxing authority to the effect that any Tax Return is being examined, and Genterra has no knowledge of any Tax audit or issue. There are no proposed (but unassessed) additional Taxes applicable to Genterra and none has been asserted against Genterra. There are no Tax liens on, or statutory trusts in respect of, any assets of Genterra except for Taxes not yet due and payable. Genterra has not received a refund of any Taxes to which it was not entitled.

(c)
Genterra has withheld from each payment made to any present or former employees, consultants, officers and directors and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by Law and have remitted such withheld amounts within the prescribed periods to the appropriate federal or provincial taxing authority. Genterra have each remitted all Canada Pension Plan contributions, Employment Insurance premiums, Employer Health Taxes and other Taxes payable by it and has or will have remitted such amounts to the proper taxing authority within the time required by applicable Law. Genterra has each charged, collected and remitted on a timely basis all Taxes required by applicable Law (including, without limitation, Part IX of the Excise Tax Act (Canada) or the retail sales tax legislation of any province of Canada) on any sale, supply or delivery whatsoever, made by Genterra.

Section 5.13	Employment Matters.

(a)
Except as disclosed to CMI, Genterra is not a party to (i) any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to any former or current director, officer, employee or consultant, or (ii) any employment agreement with, any former or current director, officer, employee or consultant.

(b)	Genterra is not a party to written or oral employment agreements or consulting agreements other than as has been disclosed to CMI in writing.

(c)
To the knowledge of Genterra, there are no complaints against Genterra before any employment standards branch or tribunal or human rights tribunal, nor, to the knowledge of Genterra, any complaints or any occurrence which might lead to a complaint under any human rights legislation or employment standards legislation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any obligation upon Genterra to do or refrain from doing any act. Except for noncompliance that is not or would not result in a Material Adverse Effect on Genterra, Genterra is currently in full compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such claim.

(d)
Genterra has complied in all material respects with all applicable Laws relating to employment in their businesses, including those relating to wages, hours, collective bargaining, occupational health and safety, employment standards, pay equity and workers’ compensation. All salaries or wages, vacation pay (including banked vacation pay), bonuses, commissions, premiums for employment insurance, pension plan, premiums, and other employee benefit payments are accurately reflected and have been accrued in the books and records of Genterra and no salaries or wages are owing to any employee of Genterra except for those salaries and wages accrued as of the date hereof at each employee’s current salary level or wage amount payable on the next scheduled pay period.

(e)
To the knowledge of Genterra, no employee or independent contractor of Genterra is obligated under any contract (including licences, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee’s or independent contractor’s best efforts to promote the interests of Genterra. To the knowledge of Genterra, no present or former employee or independent contractor of Genterra has violated any term of any employment contract, non-competition or non-solicitation agreement, patent or other proprietary information agreement or similar contract with, or any fiduciary duty in favour of, a former employer of such employee or independent contractor or any other third party. Genterra has not received any notice from any third party alleging that such a violation has occurred.

(f)
Genterra has not, and is not, subject to any present or future obligation or liability under any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan or policy, employee group insurance plan, hospitalization plan, disability plan or other employee benefit plan, program, policy or practice, formal or informal, with respect to any of the employees of the business, other than the Canada Pension Plan and other similar plans established pursuant to statute.

Section 5.14	Corporate Records.

The corporate records and minute books of Genterra as required to be maintained by Genterra under the Laws of its jurisdictions of incorporation are up-to-date, in all material respects, and contain complete and accurate minutes of all meetings of shareholders and the board of directors and any committees thereof and all resolutions consented to in writing.

Section 5.15                      Contracts.

Other than as set forth in Schedule “5.15” attached hereto, there are no material written or oral contracts, agreements, guarantees, leases or executory commitments (each a “Material Contract”) to which Genterra is a party, and Genterra is not in default or breach of any Material Contract and to the knowledge of Genterra no default or breach on the part of any other party to a Material Contract exists.

Section 5.16                      Compliance with Laws; Permits.

(a)
Genterra is in compliance, and at all times has complied, with all applicable Laws other than non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect on Genterra. No investigation or review by any Governmental Entity with respect to Genterra is pending or, to the knowledge of Genterra are threatened, nor has any Governmental Entity indicated in writing an intention to conduct the same, other than those the outcome of which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Genterra.

(b)
Genterra is in possession of all franchises, grants, authorizations, licences, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate its properties and to lawfully carry on its businesses as it is now being conducted (collectively, the “Genterra Permits”), except where the failure to be in possession of such Genterra Permits would not, individually or in the aggregate, have a Material Adverse Effect on Genterra, and there is no action, proceeding or investigation pending or, to the knowledge of Genterra threatened regarding any of the Genterra Permits which would have a Material Adverse Effect on Genterra. Genterra is not in conflict with, or in default or violation of any of the Genterra Permits, except for any such conflicts, defaults or violations which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Genterra.

Section 5.17	Restrictions on Business Activities.

Other than its listing agreement with the TSXV, there is no agreement, judgment, injunction, order or decree binding upon Genterra that has or could be reasonably expected to have the effect of prohibiting, restricting or materially impairing any business practice of Genterra, any acquisition of property by Genterra or the conduct of business by Genterra as currently conducted or proposed to be conducted in the Circular.

Section 5.18                      Environmental.

Except as set forth in  the most recent JFM Environmental Limited Phase 1 Environmental Site Assessment prepared for the various Genterra Properties (April 2007 to May 2008), to the knowledge of Genterra:

(a)
there is no environmental liability, or any factor likely to give rise to any environmental liability, affecting any of the properties of Genterra that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect upon Genterra; and

(b)
Genterra has not violated or infringed any environmental Law now in effect nor has it violated or infringed any environmental Law previously in effect as applied at that time, other than such violations or infringements that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect upon Genterra.

Section 5.19	Intellectual Property.

Genterra directly or indirectly, owns, licenses or otherwise have legally enforceable rights to use, or can acquire on reasonable terms and without material expense, all patents, patent rights, trademarks, trade names, service marks, copyrights and any applications therefor, technology, know-how, computer software and applications and tangible or intangible proprietary information or materials, that are material to and used in the business of Genterra and its Subsidiaries as presently conducted.

Section 5.20                      Brokerage and Finders’ Fees.

Neither Genterra nor any shareholder, director, officer or employee thereof, has incurred or will incur on behalf of Genterra, any brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or the transactions contemplated hereby.

Section 5.21                      Securities Laws and Stock Exchanges.

(a)
Genterra is currently a “reporting issuer” in the provinces of British Columbia, Alberta and Ontario and is in compliance with all of its obligations as a reporting issuer. Since incorporation, Genterra has not been the subject of any investigation by any stock exchange or any other securities regulatory authority or body, is current with all filings required to be made by it under applicable securities and corporate Laws and is not aware of any deficiencies in the filing of any documents or reports with any stock exchange or securities regulatory authority or body.

(b)	The Genterra Common Shares are currently listed and posted for trading on the TSXV and on no other stock exchange.

(c)	Genterra is in compliance in all material respects with all of the rules, policies and requirements of the TSXV.

Section 5.22	Solvency of Genterra.

There are reasonable grounds for believing that Genterra is able to pay its liabilities as they become due and, at the time of the consummation of the Amalgamation, will be able to pay its liabilities as they become due. There are reasonable grounds for believing that the realizable value of Amalco’s assets will, immediately after the consummation of the Amalgamation, not be less than the aggregate of its liabilities and the stated capital of all classes of shares.

Section 5.23                      Creditors of Genterra.

Genterra has reasonable grounds for believing that no creditor of Genterra will be prejudiced by the Amalgamation.

-  -

Section 5.24                      Non-Arms length Contracts

Except as set out in the Circular, Genterra is not a party to any Contract or agreement with any officer, director, shareholder or any Person not dealing at arm’s length (within the meaning of the Tax Act) with Genterra.

Section 5.25                      Genterra Information

Genterra has fully made available to CMI and its advisers all of the information that they have requested for deciding whether to complete the transactions contemplated in this Agreement and all information relating to Genterra which Genterra reasonably believes is necessary to enable CMI to make such a decision. None of the foregoing representations, warranties and statements of fact and no other statement furnished by or on behalf of Genterra to CMI or its advisers in connection with the negotiation of the transactions contemplated by this Agreement, including in the Circular, contain any untrue statement of a material fact or omit to state any material fact necessary to make such statement or representation not misleading to a prospective purchaser of securities of Genterra seeking full information as to Genterra and its properties, financial condition, prospects, businesses and affairs.

Section 5.26                      Survival of Representations and Warranties.

The representations and warranties of Genterra contained in this Agreement shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of CMI for a period of two years. Notwithstanding the foregoing a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or a fraudulent misrepresentation by Genterra may be made at any time following the Time of Closing against Genterra subject only to applicable limitation periods imposed by law.

ARTICLE 6
COVENANTS AND AGREEMENTS

Section 6.1                      Mutual Covenants.

(a)
Each of CMI and Genterra agrees as follows until the earlier of the Effective Date or the termination of this Agreement in accordance with Article 9 in each case except (i) with the consent of the other party to any deviation therefrom or (ii) as expressly contemplated by this Agreement:

(i)	it and its respective Subsidiaries shall

(A)	carry on its businesses in the usual and ordinary course consistent with past practices and in a manner consistent with industry practice,

(B)
use reasonable best efforts to preserve intact its present business organization and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with customers, suppliers and others having business dealings with it, and

(C)
maintain and keep its material properties and assets in as good repair and condition as at the date hereof, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

(ii)	it shall not, and it shall not permit any of its Subsidiaries to:

(A)
declare or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, except for dividends, distributions or return of capital payable by a subsidiary to such party or a wholly-owned subsidiary of such party;

(B)
split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(C)
issue, sell, pledge, reserve, set aside, dispose of or encumber, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock; or

(D)
enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares.

(iii)	it shall not, nor shall it permit any of its Subsidiaries to,

(A)
incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a “keepwell” or similar arrangement with respect to, any indebtedness, other than indebtedness between such party or any of its Subsidiaries and another of its Subsidiaries, or

(B)
enter into any material operating lease or create any mortgages, liens, security interests or other encumbrances on the property of such party or any of its Subsidiaries in connection with any indebtedness, other than in the ordinary course of business.

(iv)	it shall not, nor shall it permit any of its Subsidiaries to:

(A)
increase the amount of (or accelerate the payment or vesting of) any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of such party or any of its subsidiaries;

(B)
increase (or enter into any commitment or arrangement to increase) the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of such party or any of its subsidiaries;

(C)
except as agreed to by the parties, whether through its board of directors or otherwise, accelerate the vesting of any unvested stock options or accelerate the release of, or the expiry date of any hold period relating to, as applicable, any CMI Shares or Genterra Shares, or otherwise amend, vary or modify any plans or the terms of any stock option; or

(D)
adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of such party or any of its subsidiaries or amend any employee benefit plan, policy, severance or termination agreement.

(v)	it shall not, nor shall it permit any of its Subsidiaries to, amend or propose to amend its Charter Documents.

(vi)	it shall not, nor shall it permit any of its Subsidiaries to, pay, discharge, satisfy, compromise or settle any material claims or material liabilities prior to the same being due.

(vii)
except as required by applicable Laws, it shall not, nor shall it permit any of its Subsidiaries to, enter into, terminate or waive any provision of, exercise any material option or relinquish any material contractual rights under, or modify in any material respect any material contract, agreement, guarantee, lease commitment or arrangement, other than in the ordinary course of business.

(viii)
it shall not, nor shall it permit any of its Subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to such party or any Subsidiary of such party except as required by Law or by Canadian generally accepted accounting principles as advised by such party’s or such Subsidiary’s regular independent accountants, as the case may be.

(ix)	it shall not, nor shall it permit any of its Subsidiaries to, make or rescind any material tax election.

(x)
it shall not nor shall it permit any Subsidiary to, (a) enter into any confidentiality or standstill agreement or with the consent of the other party hereto (other than in respect of confidentiality agreements entered into in the ordinary course of business, or (b) amend or release any third party from its obligations or grant any consent under, any confidentiality or standstill provision or fail to fully enforce any such provision.

(xi)
it shall not, nor shall it permit any of its Subsidiaries to, take or fail to take any action which would cause any of such party’s representations or warranties hereunder to be untrue or would be reasonably expected to prevent or materially impede, interfere with or delay the Amalgamation.

(xii)	it shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any of the actions as described above in clauses (ii) through (xi).

(b)	Each of CMI and Genterra shall promptly advise the other party in writing:

(i)
of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date);

(ii)	of any Material Adverse Effect on such party or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on such party; and

(iii)	of any material breach by such party of any covenant, obligation or agreement contained in this Agreement.

(c)
Each of CMI and Genterra shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its Subsidiaries to, perform all obligations required to be performed by such party or any of its Subsidiaries under this Agreement, cooperate with the other party hereto in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, each of CMI and Genterra shall:

(i)	use reasonable best efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 8 hereof;

(ii)
apply for and use reasonable best efforts to obtain as promptly as practicable all Appropriate Regulatory Approvals relating to such party or any of its Subsidiaries and, in doing so, to keep the other party hereto reasonably informed as to the status of the proceedings related to obtaining the Appropriate Regulatory Approvals, including providing such other party with copies of all related applications and notifications, in draft form, in order for such other party to provide its reasonable comments;

(iii)	use reasonable best efforts to comply promptly with all requirements which applicable Laws may impose on such party or such party’s Subsidiaries with respect to the transactions contemplated hereby;

(iv)
use reasonable best efforts to defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)
use reasonable best efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(vi)
effect all necessary registrations, filings and submissions of information required by Governmental Entities from such party or any of such party’s Subsidiaries in connection with the transactions contemplated hereby; and

(vii)
use reasonable best efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by such party or any of such party’s Subsidiaries to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of such party or such party’s Subsidiaries to consummate the transactions contemplated hereby.

Section 6.2	Covenants of CMI.

(a)	The board of directors of CMI shall recommend to the Holders of CMI Shares the approval of the CMI Amalgamation Resolution.

(b)	CMI shall, at the request of Genterra, solicit from the Holders of CMI Shares proxies in favour of approval of the CMI Amalgamation Resolution.

(c)
CMI shall not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the CMI Meeting without Genterra’s prior written consent except as required by Laws or, in the case of adjournment, as may be required by the Holders of CMI Shares as expressed by majority resolution.

(d)
CMI agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 8 that CMI shall not to sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets.

(e)
CMI agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 8 that CMI shall not make or commit to make any capital expenditures (including capital lease obligations) without the written consent of Genterra.

(f)
CMI hereby agrees until the earlier of: (i) the Effective Date; and (ii) the termination of this Agreement pursuant to Article 8; not to initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid,” exempt or otherwise, within the meaning of the Securities Act, for securities of CMI, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation and not to take actions of any kind which may reduce the likelihood of success of the Amalgamation, except as required by statutory obligations.

(g)
CMI hereby agrees to take all necessary action to redeem all of the issued and outstanding CMI Class A Preference Shares prior to the Effective Time in accordance with all applicable Laws, including but not limited to the applicable terms and provisions of the constating documents of CMI attaching to such shares.

Section 6.2A                      Covenants of CMI Regarding Non-Solicitation.

(a)
CMI shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of CMI or any of its Subsidiaries:

(i)
solicit, assist, initiate, encourage or otherwise facilitate (including, without limitation, by way of furnishing non-public information, permitting any visit to any facilities or properties of CMI or any Subsidiaries or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)	engage in or otherwise facilitate any discussions or negotiations regarding or provide any confidential information with respect to any Acquisition Proposal;

(iii)
withdraw, modify or qualify in a manner adverse to Genterra, or propose publicly to withdraw, modify or qualify in a manner adverse to Genterra, the approval or recommendation by the Board of Directors of CMI or any committee thereof with respect to this Agreement or the Amalgamation (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification, except that publicly taking a neutral position or no position with respect to an Acquisition Proposal for a period of time not in excess of 10 days after the first public announcement of such Acquisition Proposal shall not be considered an adverse modification (such time period, an “Acquisition Proposal Assessment Period”) unless such position continues beyond the expiration of the Acquisition Proposal Assessment Period);

(iv)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(v)	accept or enter into or propose publicly to approve or recommend any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

(b)
Subject to Sections 6.2A(d), 6.2A(e) and 6.2B but notwithstanding Section 6.2A(a) and any other provision of this Agreement, nothing shall prevent the Board of Directors of CMI at any time prior to the approval of the CMI Amalgamation Resolution by the shareholders of CMI from considering, discussing or negotiating an unsolicited bona fide written Acquisition Proposal received after the date of this Agreement that (i) did not result from a breach of Section 6.2A(a) and (ii) the Board of Directors of CMI determines in good faith (after consultation with its financial advisors and outside counsel) is a Superior Proposal and only if the Board of Directors of CMI determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties.

(c)
CMI will immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Person (other than Genterra) by CMI or any Subsidiaries or any of its or their officers, directors, employees, representatives or agents with respect to any potential Acquisition Proposal, whether or not initiated by CMI or any Subsidiaries or any of its or their officers, directors, employees, representatives or agents, and, in connection therewith, CMI will discontinue access to any data rooms (virtual or otherwise).  CMI shall not release any third party from any confidentiality agreement or standstill agreement.  Within 15 days from the date hereof, CMI shall request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with CMI relating to any potential Acquisition Proposal and shall use all reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

(d)
CMI shall promptly notify Genterra by telephone, followed by notice in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting a bona fide Acquisition Proposal received after the date hereof, or of any request received after the date hereof for non-public information relating to CMI or any Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of CMI or any Subsidiaries by any Person, and shall provide Genterra with copies of any such proposal, inquiry, offer, request or Acquisition Proposal.  Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as Genterra may reasonably request including the identity of the Person making such proposal, inquiry or contact.  CMI shall keep Genterra reasonably informed of the status and the material terms and conditions (including any amendment thereto) of any such Acquisition Proposal, inquiry or request.

(e)
If, prior to the date of the Meeting, CMI receives a request for material non-public information from a Person who proposes a bona fide Acquisition Proposal (notice of which has been provided to Genterra in accordance with Section 6.2A(d)) and is permitted, as contemplated by Section 6.2A(b), to consider, discuss or negotiate, then, and only in such case, the Board of Directors of CMI may, subject to the execution by such Person of a confidentiality agreement, provide such Person with access to information regarding CMI and its Subsidiaries which is no more favourable in form or scope than provided to Genterra.

(f)	Nothing contained in this Section 6.2A shall prohibit the Board of Directors of CMI at any time prior to approval of the CMI Amalgamation Resolution by the shareholders of CMI from:

(i)
making any disclosure of an Acquisition Proposal to the shareholders of CMI prior to the Effective Time if the Board of Directors of CMI determines in good faith (after consultation with outside counsel) that such disclosure is necessary for the Board of Directors of CMI to fulfill its fiduciary duties or is otherwise required under applicable Laws; and

(ii)
responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with Section 6.2A(d).

Section 6.2B                      Notice by CMI of Superior Proposal Determination.

(a)
CMI shall not accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 6.2A(e)) on the basis that it would constitute a Superior Proposal unless it has provided Genterra with a copy of the Acquisition Proposal and five Business Days shall have elapsed from the later of (i) the date Genterra received written notice of CMI’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Acquisition Proposal, and (ii) the date Genterra received a copy of the Acquisition Proposal.

(b)
During the five Business Day notice period referred to in Section 6.2B(a), CMI acknowledges that Genterra shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of CMI will review any offer by Genterra to amend the terms of this Agreement in order to determine in good faith in the exercise of its fiduciary duties (after consultation with its advisors and outside counsel) whether Genterra’s offer to amend the terms of this Agreement upon acceptance by CMI would result in the Acquisition Proposal ceasing to be a Superior Proposal. If the Board of Directors of CMI so determines, it will enter into an amended agreement with Genterra reflecting Genterra’s amended proposal. If the Board of Directors of CMI, acting reasonably and in good faith, continues to believe that the Acquisition Proposal remains a Superior Proposal and therefore rejects Genterra’s amended proposal, CMI must terminate this Agreement pursuant to Section 8.2(f) prior to entering into a definitive agreement with the Person making the Superior Proposal. For greater certainty, CMI shall be entitled to adjourn or postpone the Meeting for a period of seven Business Days from the date of receipt of an Acquisition Proposal referred to in Section 6.2B(a); provided, however, that the Meeting shall not be adjourned or postponed to a date later than December 31, 2009.

(c)
CMI acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 6.2B(a) to initiate an additional five Business Day notice period.

(d)
CMI’s Board of Directors shall promptly reaffirm its recommendation of the Amalgamation by press release after (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) CMI’s Board of Directors determines that a proposed amendment to the terms of this Agreement would result in the Acquisition Proposal not being a Superior Proposal.  Genterra and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by CMI, acting reasonably.  Such press release shall state that CMI’s Board of Directors has determined that the Acquisition Proposal is not a Superior Proposal.

Section 6.3	Covenants of Genterra.

(a)	The board of directors of Genterra shall recommend to the Holders of Genterra Shares the approval of the Genterra Amalgamation Resolution.

(b)	Genterra shall, at the request of CMI, solicit from the Holders of Genterra Shares proxies in favour of approval of the Genterra Amalgamation Resolution.

(c)
Genterra shall not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the Genterra Meeting without CMI’s prior written consent except as required by Laws or, in the case of adjournment, as may be required by the Holders of Genterra Shares as expressed by majority resolution.

(d)
Genterra agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 8 that Genterra shall not, except for existing encumbrances and leases, sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets.

(e)
Genterra agrees until the earlier of the Effective Date and the termination of this Agreement pursuant to Article 8 that Genterra shall not or commit to make any capital expenditures (including capital lease obligations) without the written consent of CMI.

(f)
Genterra agrees until the earlier of: (i) the Effective Date; and (ii) the termination of this Agreement pursuant to Article 8 not to, initiate, propose, assist or participate in any activities or solicitations in opposition to or in competition with the Amalgamation, and without limiting the generality of the foregoing, not to induce or attempt to induce any other person to initiate any shareholder proposal or “takeover bid,” exempt or otherwise, within the meaning of the Securities Act, for securities of Genterra, nor to undertake any transaction or negotiate any transaction which would be or potentially could be in conflict with the Amalgamation and not to take actions of any kind which may reduce the likelihood of success of the Amalgamation, except as required by statutory obligations.

-  -

Section 6.3A                      Covenants of Genterra Regarding Non-Solicitation.

(a)
Genterra shall not, and shall cause each of its Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of Genterra or any of its Subsidiaries:

(i)
solicit, assist, initiate, encourage or otherwise facilitate (including, without limitation, by way of furnishing non-public information, permitting any visit to any facilities or properties of Genterra or any Subsidiaries or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding an Acquisition Proposal;

(ii)	engage in or otherwise facilitate any discussions or negotiations regarding or provide any confidential information with respect to any Acquisition Proposal;

(iii)
withdraw, modify or qualify in a manner adverse to CMI, or propose publicly to withdraw, modify or qualify in a manner adverse to CMI, the approval or recommendation by the Board of Directors of Genterra or any committee thereof with respect to this Agreement or the Amalgamation (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification, except that publicly taking a neutral position or no position with respect to an Acquisition Proposal for a period of time not in excess of an Acquisition Proposal Assessment Period shall not be considered an adverse modification unless such position continues beyond the expiration of the Acquisition Proposal Assessment Period);

(iv)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or

(v)	accept or enter into or propose publicly to approve or recommend any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal.

(b)
Subject to Sections 6.3A(d), 6.3A(e) and 6.3B but notwithstanding Section 6.3A(a) and any other provision of this Agreement, nothing shall prevent the Board of Directors of Genterra at any time prior to the approval of the Genterra Amalgamation Resolution by the shareholders of Genterra from considering, discussing or negotiating an unsolicited bona fide written Acquisition Proposal received after the date of this Agreement that (i) did not result from a breach of Section 6.3A(a) and (ii) the Board of Directors of Genterra determines in good faith (after consultation with its financial advisors and outside counsel) is a Superior Proposal if and only if the Board of Directors of Genterra determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties.

(c)
Genterra will immediately cease and cause to be terminated any existing solicitation, discussion or negotiation with any Person (other than CMI) by Genterra or any Subsidiaries or any of its or their officers, directors, employees, representatives or agents with respect to any potential Acquisition Proposal, whether or not initiated by Genterra or any Subsidiaries or any of its or their officers, directors, employees, representatives or agents, and, in connection therewith, Genterra will discontinue access to any data rooms (virtual or otherwise).  Genterra shall not release any third party from any confidentiality agreement or standstill agreement.  Within 15 days from the date hereof, Genterra shall request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Genterra relating to any potential Acquisition Proposal and shall use all reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality agreements.

(d)
Genterra shall promptly notify CMI by telephone, followed by notice in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting a bona fide Acquisition Proposal received after the date hereof, or of any request received after the date hereof for non-public information relating to Genterra or any Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Genterra or any Subsidiaries by any Person, and shall provide CMI with copies of any such proposal, inquiry, offer, request or Acquisition Proposal.  Such notice shall include a description of the material terms and conditions of any proposal and provide such details of the proposal, inquiry or contact as CMI may reasonably request including the identity of the Person making such proposal, inquiry or contact.  Genterra shall keep CMI reasonably informed of the status and the material terms and conditions (including any amendment thereto) of any such Acquisition Proposal, inquiry or request.

(e)
If, prior to the date of the Meeting, Genterra receives a request for material non-public information from a Person who proposes a bona fide Acquisition Proposal (notice of which has been provided to CMI in accordance with Section 6.3A(d)) and is permitted, as contemplated by Section 6.3A(b), to consider, discuss or negotiate, then, and only in such case, the Board of Directors of Genterra may, subject to the execution by such Person of a confidentiality agreement, provide such Person with access to information regarding Genterra and its Subsidiaries which is no more favourable in form or scope than provided to CMI.

(f)	Nothing contained in this Section 6.3A shall prohibit the Board of Directors of Genterra at any time prior to approval of the Genterra Amalgamation Resolution by the shareholders of Genterra from:

(i)
making any disclosure of an Acquisition Proposal to the shareholders of Genterra prior to the Effective Time if the Board of Directors of Genterra determines in good faith (after consultation with outside counsel) that such disclosure is necessary for the Board of Directors of Genterra to fulfill its fiduciary duties or is otherwise required under applicable Laws; and

(ii)
responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with Section 6.3A(d).

Section 6.3B                      Notice by Genterra of Superior Proposal Determination.

(a)
Genterra shall not accept, approve, recommend or enter into any agreement relating to an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 6.3A(e)) on the basis that it would constitute a Superior Proposal unless it has provided CMI with a copy of the Acquisition Proposal and five Business Days shall have elapsed from the later of (i) the date CMI received written notice of Genterra’s proposed determination to accept, approve, recommend or enter into any agreement relating to such Acquisition Proposal, and (ii) the date CMI received a copy of the Acquisition Proposal.

(b)
During the five Business Day notice period referred to in Section 6.3B(a), Genterra acknowledges that CMI shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors of Genterra will review any offer by CMI to amend the terms of this Agreement in order to determine in good faith in the exercise of its fiduciary duties (after consultation with its advisors and outside counsel) whether CMI’s offer to amend the terms of this Agreement upon acceptance by Genterra would result in the Acquisition Proposal ceasing to be a Superior Proposal. If the Board of Directors of Genterra so determines, it will enter into an amended agreement with CMI reflecting CMI’s amended proposal. If the Board of Directors of Genterra, acting reasonably and in good faith, continues to believe that the Acquisition Proposal remains a Superior Proposal and therefore rejects CMI’s amended proposal, Genterra must terminate this Agreement pursuant to Section 8.2(g) prior to entering into a definitive agreement with the Person making the Superior Proposal. For greater certainty, Genterra shall be entitled to adjourn or postpone the Meeting for a period of seven Business Days from the date of receipt of an Acquisition Proposal referred to in Section 6.3B(a); provided, however, that the Meeting shall not be adjourned or postponed to a date later than December 31, 2009.

(c)
Genterra acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 6.3B(a) to initiate an additional five Business Day notice period.

(d)
Genterra’s Board of Directors shall promptly reaffirm its recommendation of the Amalgamation by press release after (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) Genterra’s Board of Directors determines that a proposed amendment to the terms of this Agreement would result in the Acquisition Proposal not being a Superior Proposal.  CMI and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Genterra acting reasonably.  Such press release shall state that Genterra’s Board of Directors has determined that the Acquisition Proposal is not a Superior Proposal.

Section 6.4	Access to Information.

(a)
Subject to Subsection 6.4(b) and applicable Laws, upon reasonable notice to an officer of such party, each of CMI and Genterra shall (and shall cause each of its Subsidiaries to) afford the officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) of the other party access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of such party. During such period, each of CMI and Genterra shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all information concerning such party’s business, properties and personnel as the other party may reasonably request.

(b)
Genterra and CMI acknowledge that certain information received pursuant to Subsection 6.4(a) will be non-public or proprietary in nature and that, except as provided for herein, such parties shall not disclose such information to third parties without the prior written consent of the other party unless required to do so by Law.

Section 6.5	Closing Matters.

(a)
The completion of the transactions contemplated under this Agreement shall be closed at the offices of Genterra’s counsel, Goldman, Spring, Kichler & Sanders LLP, 40 Sheppard Avenue West, Suite 700, Toronto, Ontario, M2N 6K9, at 10:00 a.m. (Toronto Time) (the “Time of Closing”) on July 31, 2009 or on such other date or at such other time and place as the parties may agree.

(b)
Each of Genterra and CMI shall deliver, at the Time of Closing, such customary certificates, resolutions, legal opinions and other closing documents as may be required by the other parties hereto, acting reasonably.

ARTICLE 7
CONDITIONS

Section 7.1	Mutual Conditions Precedent.

The respective obligations of Genterra and CMI to complete the transactions contemplated by this Agreement and to file the Articles of Amalgamation for acceptance by the Registrar to give effect to the Amalgamation shall be subject to the satisfaction of each of the following conditions at or prior to the Effective Date;

(a)	the CMI Amalgamation Resolution shall have been approved at the CMI Meeting by the requisite number of votes cast by Holders of CMI Shares, in accordance with applicable Laws and this Agreement;

(b)
the Genterra Amalgamation Resolution shall have been approved at the Genterra Meeting by the requisite number of votes cast by Holders of Genterra Shares in accordance with applicable Laws and this Agreement;

(c)
the TSX or the TSXV shall have conditionally approved the listing thereon of the Amalco Shares (i) to be issued pursuant to the Amalgamation as of the Effective Date; and (ii) issuable pursuant to the Amalco Option Plan;

(d)
all other Appropriate Regulatory Approvals shall have been obtained or received from the Persons having jurisdiction in the circumstances, and all other applicable regulatory requirements and conditions, including but not limited to preparation and delivery of formal valuations of each of CMI and Genterra, shall have been complied with, the failure to obtain which would, individually or in the aggregate, have a Material Adverse Effect on Genterra, CMI or Amalco after the Effective Time;

(e)
there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated under this Agreement and there shall be no proceeding, whether of a judicial or administrative nature or otherwise, in progress that relates to or results from the transactions contemplated under this Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated under this Agreement in accordance with the terms and conditions hereof or thereof;

(f)	there shall not exist any prohibition at Law against the completion of the Amalgamation;

(g)
none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto acting reasonably;

(h)	this Agreement shall not have been terminated under Article 8; and.

(i)	no holder of CMI Shares shall have exercised CMI Dissent Rights and no holder of Genterra Shares shall have exercised Genterra Dissent Rights.

The above conditions are for the mutual benefit of Genterra and CMI and may be waived in writing, in whole or in part, by Genterra and CMI at any time.

Section 7.2                      Additional Conditions Precedent to the Obligations of Genterra.

The obligations of Genterra to complete the transactions contemplated hereby and the obligation of Genterra to file the Articles of Amalgamation jointly with CMI and such other documents as are required to be filed under the OBCA for acceptance by the Director appointed under Section 278 of the OBCA to give effect to the Amalgamation shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a)
CMI shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)
each of the representations and warranties of CMI under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by this Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on CMI;

(c)
except as disclosed in writing to Genterra, since the date of this Agreement, there shall have been no Material Adverse Effect with respect to CMI or any event, occurrence or development, including the commencement of any action, suit or other legal proceeding which would be reasonably expected to have a Material Adverse Effect on CMI;

(d)
Genterra shall have received a certificate of CMI addressed to Genterra and dated the Effective Date, signed on behalf of CMI by two senior executive officers of CMI, confirming that the conditions in Subsections 7.2(a), (b), (c) and (e) have been satisfied;

(e)
since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any private Person (including, without limitation, any individual, corporation, firm, group or other entity or by any elected or appointed public official in Canada or elsewhere against CMI) (whether or not purportedly on behalf of CMI) that would, if successful, have a Material Adverse Effect on CMI, in the sole discretion of Genterra, acting reasonably;

(f)	the board of directors of Genterra shall have received the opinion of a qualified independent valuator as to the fairness of the Amalgamation to the shareholders of Genterra;

(g)
the board of directors and shareholders of CMI shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by CMI to permit the consummation of the Amalgamation and the transactions contemplated herein; and

(h)
all consents and approvals under any agreements to which CMI may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under this Agreement shall have been obtained or received.

The above conditions are for the benefit of Genterra and may be waived in writing, in whole or in part, by Genterra at any time.

-  -

Section 7.3                      Additional Conditions Precedent to the Obligations of CMI.

The obligations of CMI to complete the transactions contemplated hereby and the obligation of CMI to file Articles of Amalgamation jointly with Genterra and such other documents as are required to be filed under the OBCA for acceptance by the Director appointed under Section 278 of the OBCA to give effect to the Amalgamation shall also be subject to the satisfaction of each of the following conditions at or prior to the Effective Date or such other time as is specified below:

(a)
Genterra shall have performed or complied with, in all material respects, each of its obligations, covenants and agreements hereunder to be performed and complied with by it on or before the Effective Time;

(b)
each of the representations and warranties of Genterra under this Agreement (which for purposes of this clause (b) shall be read as though none of them contained any Material Adverse Effect or other materiality qualification), shall be true and correct in all respects on the date of this Agreement and as of the Effective Date as if made on and as of such date except: (i) for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date, (ii) as affected by transactions contemplated or permitted by this Agreement; or (iii) where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Genterra;

(c)
since the date of this Agreement, there shall have been no Material Adverse Effect with respect to Genterra or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Genterra;

(d)
CMI shall have received a certificate of Genterra addressed to CMI and dated the Effective Date, signed on behalf of Genterra by two senior executive officers of Genterra, confirming that the conditions in Subsections 7.3(a), (b), (c) and (e) have been satisfied;

(e)
since the date of this Agreement, no action, suit or proceeding shall have been taken before or by any Governmental Entity or by any private Person (including, without limitation, any individual, corporation, firm, group or other entity) or by any elected or appointed public official in Canada or elsewhere against Genterra (whether or not purportedly on behalf of Genterra that would, if successful, have a Material Adverse Effect on Genterra, in the sole discretion of CMI, acting reasonably;

(f)	the board of directors of CMI shall have received the opinion of a qualified independent valuator as to the fairness of the Amalgamation to the shareholders of CMI;

(g)
the boards of directors of Genterra shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Genterra to permit the consummation of the Amalgamation; and

(h)
all consents and approvals under any agreements to which Genterra may be a party or bound which are required or necessary or desirable for the completion of the transactions contemplated under this Agreement shall have been obtained or received.

The above conditions are for the benefit of CMI and may be waived in writing, in whole or in part, by CMI at any time.

Section 7.4                      Merger of Conditions.

The conditions set out in Sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released on the filing by Genterra and CMI of the Articles of Amalgamation, and such other documents as are required to be filed under the OBCA for acceptance by the Director to give effect to the Amalgamation and the issuance by the Director of a certificate of amalgamation.

ARTICLE 8
AMENDMENT AND TERMINATION

Section 8.1                      Amendment.

This Agreement may not be amended except by mutual written agreement of the parties hereto; provided that after approval by the: (i) Holders of CMI Shares, no amendment may be made that by Law requires further approval or authorization by the Holders of CMI Shares without such further approval or authorization; and (ii) Holder of Genterra Shares, no amendment may be made that by Law requires further approval or authorization by the Holders of Genterra Shares without such further approval or authorization.

Section 8.2                      Termination

This Agreement may be terminated and the Amalgamation abandoned at any time prior to the Effective Time (notwithstanding any approval of the CMI Amalgamation Resolution by the Holders of CMI Shares or any approval of the Genterra Amalgamation Resolution by the Holders of Genterra Shares):

(a)
by the mutual written consent of Genterra and CMI (without further action on the part of the Holders of CMI Shares if terminated after the CMI Meeting and without further action on the part of the Holders of Genterra Shares if terminated after the Genterra Meeting;

(b)
by either Genterra or CMI, if there shall be any Law that makes consummation of the Amalgamation illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Entity enjoining Genterra or CMI from consummating the Amalgamation shall be entered and such judgment, injunction, order or decree shall have become final and non-appealable;

(c)
by CMI if, (i) the board of directors of Genterra fails to recommend or withdraws, modifies or changes its approval or recommendation of this Agreement and in a manner adverse to CMI, (ii) the board of directors of Genterra fails to affirm its approval or recommendation of this Agreement, the Amalgamation and the Genterra Amalgamation Resolution within five (5) Business Days of any written request to do so from CMI, (iii) the Genterra Amalgamation Resolution is not submitted for approval at the Genterra Meeting;

(d)
by Genterra if, (i) the board of directors of CMI fails to recommend or withdraws, modifies or changes its approval or recommendation of this Agreement and the Amalgamation, in a manner adverse to Genterra, (ii) the board of directors of CMI fails to affirm its approval or recommendation of this Agreement, the Amalgamation and the CMI Amalgamation Resolution within five (5) Business Days of any written request to do so from Genterra, (iii) the CMI Amalgamation Resolution is not submitted for approval at the CMI Meeting;

(e)
by either Genterra or CMI, if at the CMI Meeting, the requisite vote of the Holders of CMI Shares to approve the CMI Amalgamation Resolution shall not be obtained or if at the Genterra Meeting, the requisite vote of the Holders of Genterra Shares to approve the Genterra Amalgamation Resolution shall not be obtained;

(f)	by CMI in accordance with Section 6.2B(b);

(g)	by Genterra in accordance with Section 6.3B(b);

(h)
by either of Genterra or CMI, by written notice to the other parties, if any of the conditions precedent set out in Section 7.1 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that no party may rely on the failure to satisfy any of the conditions set out in Section 7.1 if the condition would have been satisfied but for a material failure by such party in complying with its obligations hereunder;

(i)
by Genterra, by written notice to CMI, if any of the conditions precedent set out in Section 7.2 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, Genterra may not rely on the failure to satisfy any of the conditions set out in Section 7.2 if the condition would have been satisfied but for a material failure by Genterra in complying with their obligations hereunder;

(j)
by Genterra, if CMI has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Subsections 7 .2(b) or (c) and such breach is not curable or if curable, is not cured within 20 days after notice thereof has been received by the party alleged to be in breach;

(k)
by CMI, by written notice to Genterra, if any of the conditions precedent set out in Section 7.3 hereof have not been complied with or waived on or before the date required for performance thereof; provided, however, that CMI may not rely on the failure to satisfy any of the conditions set out in Section 7.3 if the condition would have been satisfied but for a material failure by CMI in complying with their obligations hereunder; or

(l)
by CMI, if Genterra has breached any of its representations, warranties, agreements or obligations herein which breach would result in the failure to satisfy one or more conditions set forth in Subsections 7.3(b) or (c) and such breach is not curable or if curable, is not cured within 20 days after notice thereof has been received by the party alleged to be in breach.

-  -

Section 8.3	Effect of Termination.

(a)
If this Agreement is terminated in accordance with the provisions of Section 8.2, no party shall have any further liability to perform its obligations hereunder except for the provisions of this Section 8.3 and Subsections 6.4(b) and Section 9.9; provided that neither the termination of this Agreement nor anything contained in this Section 8.3 shall relieve any party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein. If it shall be judicially determined that termination of this Agreement under Section 8.2 was caused by breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify and hold harmless the other parties for their out-of-pocket costs, including fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incident to the negotiation, preparation and execution of this Agreement and related documentation.

ARTICLE 9
GENERAL

Section 9.1	Investigation.

Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

Section 9.2                      Notices.

All notices which may or are required to be given pursuant to any provision of this Agreement shall be in writing and shall be deemed given when delivered personally, telecopied (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

106 Avenue Road
Toronto, Ontario
M5R 2H3

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

Section 9.3                      Assignment.

No party may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Amalgamation (whether by operation of law or otherwise) without the prior written consent of the other parties.

Section 9.4                      Binding Effect.

This Agreement and the Amalgamation shall be binding upon and shall enure to the benefit of Genterra and CMI and their respective successors and permitted assigns.

Section 9.5                      Third Party Beneficiaries.

Nothing in this Agreement, express or implied, shall be construed to create any third party beneficiaries.

Section 9.6                      Waiver and Modification.

CMI and Genterra may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

Section 9.7                      No Personal Liability.

(a)
No director, officer, employee or agent of Genterra shall have any personal liability whatsoever to CMI under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of Genterra.

(b)
No director, officer, employee or agent of CMI shall have any personal liability whatsoever to Genterra under this Agreement, or any other document delivered in connection with the Amalgamation on behalf of CMI.

Section 9.8	Further Assurances.

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 9.9                      Expenses.

Each of CMI and Genterra shall pay their own costs and expenses in connection with the Amalgamation including, without limitation, legal, accounting and auditing fees, regulatory and exchange fees, meeting and mailing costs and any fees or commissions of brokers, finders or other third parties employed in connection with the Amalgamation.

Section 9.10                      Public Announcements.

The initial press release concerning the Amalgamation shall be a joint press release and thereafter Genterra and CMI agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Amalgamation, and to use their respective reasonable best efforts not to issue any news releases or public statements inconsistent with the results of such consultations. Subject to applicable Laws, each party shall use its reasonable best efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to this Amalgamation as soon as practicable following the execution of this Agreement. Genterra and CMI also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

Section 9.11                      Governing Law; Consent to Jurisdiction.

This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario in respect of all matters arising under or in relation to this Agreement.

Section 9.12                      Entire Agreement.

This Agreement, and the other agreements and other documents referred to herein, constitute the entire agreement between Genterra and CMI pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between Genterra and CMI with respect to the subject matter hereof.

Section 9.13                      Time of Essence.

Time is of the essence of this Agreement.

Section 9.14                      Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.15                      Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

WITNESS WHEREOF the parties hereto have executed this Agreement as of the date hereinbefore written.

GENTERRA INC.

Per:           “Mark Litwin”

President

CONSOLIDATED MERCANTILE
INCORPORATED

Per:           “Fred Litwin”

President

-  -

SCHEDULE "2.1(a)”

RESOLUTIONS OF THE SHAREHOLDERS OF CONSOLIDATED MERCANTILE INC.

AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the amalgamation (the “Amalgamation”) of Consolidated Mercantile Incorporated (“CMI”) and Genterra Inc. (“Genterra”) as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) dated as of @, 2009 between CMI and Genterra, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the Toronto Stock Exchange (the “Exchange”) and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the joint management information circular of Genterra and CMI dated @, 2009 (the “Circular”);

2.	the Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby approved and ratified;

3.
notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the CMI Shareholders, the directors of CMI are hereby authorized and empowered without further notice to or approval of the CMI Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation; and

4.
any director or officer of CMI be, and such director or officer of CMI hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of CMI, to do or to cause to be done all such other acts and things in the opinion of such director or officer of CMI as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.”

-  -

SCHEDULE "2.1(b)”

RESOLUTIONS OF THE SHAREHOLDERS OF GENTERRA INC.

AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the amalgamation (the “Amalgamation”) of Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI”) as provided for in and subject to the terms and conditions set forth in the amalgamation agreement (the “Amalgamation Agreement”) dated as of @, 2009 between Genterra and CMI, is hereby approved and authorized, with such restrictions or conditions as may be imposed by the Toronto Stock Exchange (the “Exchange”) and with discretion to modify the terms of the transaction provided that such terms are not material at any time prior to the completion thereof, subject to the approval of the Exchange, all as more particularly described in the joint management information circular of Genterra dated @, 2009 (the “Circular”);

2.	the Amalgamation Agreement, substantially in the form attached to the Circular as Schedule 1, be and is hereby approved and ratified;

3.
notwithstanding that this resolution has been passed (and the Amalgamation Agreement and the Amalgamation adopted) by the Genterra Shareholders, the directors of Genterra are hereby authorized and empowered without further notice to or approval of the Genterra Shareholders (i) to amend the Amalgamation Agreement to the extent permitted by the Amalgamation Agreement, and (ii) subject to the terms and conditions of the Amalgamation Agreement, not to proceed with the Amalgamation; and

4.
any director or officer of Genterra be, and such director or officer of Genterra hereby is, authorized, instructed and empowered, acting for, in the name of and on behalf of Genterra, to do or to cause to be done all such other acts and things in the opinion of such director or officer of Genterra as may be necessary or desirable in order to fulfill the intent of this resolution and the matters authorized hereby.”

-  -

SCHEDULE “2.7(d)”

AMALCO SHARE ATTRIBUTES

COMMON SHARES

The holders of the Common Shares shall be entitled:

1.           to vote at all meetings of shareholders of the Corporation, except meetings at which only holders of a specified class of shares are entitled to vote, and at all such meetings, each holder shall be entitled to one vote in respect of each Common Share held.

2.           to receive, subject to the rights of the holders of any other class of shares of the corporation, any dividend declared by the Corporation; and

3.           to receive, subject to the rights of the holders of any other class of shares of the Corporation, the remaining property of the Corporation on the liquidation, dissolution or winding up of the Corporation whether voluntary or involuntary.

CLASS A PREFERENCE SHARES

The Class A Preference Shares shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.           The Class A Preference Shares may at any time and from time to time be issued in one (1) or more series. Each series shall consist of such number of shares as may, before the issue thereof, be fixed by resolution of the board of directors of the Corporation.

2.           The board of directors of the Corporation shall by resolution duly passed before the issue of any Class A Preference Shares of any series, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Preference Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, the consideration and the terms and conditions of any purchase for cancellation or redemption thereof, conversion or exchange rights (if any), the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on any shares ranking Junior to the Class A Preference Shares.

3.           The Class A Preference Shares of each series shall, with respect to priority in payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs be entitled to a preference over the Class B Preference Shares and the Common Shares or any of them, and over any other shares ranking Junior to the Class A Preference Shares and the Class A Preference Shares of each series may also be given such other preferences over the Class B Preference Shares and Common Shares or any of them, and any other shares ranking Junior to the Class A Preference Shares as may be determined as to the respective series authorized to be issued.

4.           The Class A Preference Shares of each series shall rank on a parity with the Class A Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

5.           The holders of the Class A Preference Shares of each series shall be entitled to receive and the Corporation shall pay thereon as and when declared by the board of directors out of the monies of the Corporation properly applicable to the payment of dividends, preferential dividends, in respect of each Class A Preference Share held, at a rate per share per annum of 8% of the Stated Value of such shares as the directors may determine or may have determined by the resolution provided for in clause 2 determining the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares of such series, payable either in cash or in shares of such series, or partly in one and partly in the other, and on such date all or dates as the directors may determine or may have determined by such resolution.  Cheques of the Corporation payable at par at any branch of the Corporation's banker for the time being in Canada shall be issued in respect of cash dividends.

6.           In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Preference Shares of each series shall be entitled to receive for each Class A Preference Share held by them, respectively, a sum equivalent to (i) the result obtained when the stated capital account for the Class A Preference Shares of such series is divided by the number of issued and outstanding Class A Preference Shares of such series, together with (ii) all dividends (if any) unpaid thereon up to the date of distribution, before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any Class B Preference Shares and Common Shares or any of them, or shares of any other class ranking junior to the Class A Preference Shares. After payment to holders of the Class A Preference Shares of each series of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

7.           Subject to the provisions of clause 6 and subject to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares of any series, the Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Class A Preference Shares of any series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Class A Preference Shares of such series outstanding at the lowest price or prices at which, in the opinion of the directors, such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable as provided in clause 8 without reference to the price payable by the Corporation pursuant to any compulsory purchase or retirement obligation imposed upon the Corporation (including accrued and unpaid preferential dividends as provided in the said clause 8) and costs of purchase. If upon any invitation for tenders under the provisions of this clause the Corporation receives tenders of Class A Preference Shares of such series at the same lowest price which the Corporation is willing to pay in an aggregate number greater than the number for which the Corporation is prepared to accept tenders, the Class A Preference Shares of such series so tendered which the Corporation determines to purchase at such price shall be purchased at nearly as may be pro rata (disregarding fractions) in proportion to the number of Class A Preference Shares of such series so tendered by each of the holders of Class A Preference Shares of such series who submitted tenders at the said same lowest price.

8.           Subject to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares of any series, the Corporation may upon giving notice as hereinafter provided redeem at any time the whole or from time to time any part of the then outstanding Class A Preference Shares of any series on payment for each shares to be redeemed of a sum equivalent to (i) the result obtained when the stated capital account for the Class A Preference Shares of such series is divided by the number of issued and outstanding shares of such series, together with (ii) such premium (if any) as the directors may determine or may have determined by the resolution provided for in clause 2 determining the rights, privileges, restrictions and conditions attaching to the shares of such series, together with (iii) all declared and unpaid dividends (if any) thereon up to the date fixed for redemption.

9.           In any case of redemption of Class A Preference Shares of any series under the provision of clause 8 the Corporation shall, at least ten (10) days before the date specified for redemption, mail to each person who at the date of mailing is a registered holder of Class A Preference Shares of such series to be redeemed, a notice in writing of the intention of the Corporation to redeem such last mentioned shares. Such notice shall be mailed in an envelope, postage prepaid, addressed to each such shareholder at his address as it appears on the books of the Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder, provided, however, that the accidental failure or omission to give any such notice to any one or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date which redemption is to take place and if part only of the Class A Preference Shares of such series held by the persons to whom it is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class A Preference Shares of such series to be redeemed the redemption price thereof on presentation and surrender at the registered office of the Corporation or any other place within Canada designated in such notice, of the certificates representing the Class A Preference Shares of such series so called for redemption. Such payment shall be made by cheques payable at par at any branch of the Corporation's bankers for the time being in Canada. If a part only of the Class A Preference Shares of such series represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. On the date fixed for redemption, the Class A Preference Shares of such series to be redeemed are thereupon redeemed and cancelled as of the date so fixed for redemption and the holders thereof have no rights whatsoever against the Corporation in respect of such shares other than the right to receive upon the presentation of certificates representing the Class A Preference Shares of such series to be redeemed, payment of the redemption price therefor without interest.

10.           Subject to the Act, a holder of Class A Preference Shares of any series shall be entitled to require the Corporation to redeem the whole or any part of the Class A Preference Shares of such series registered in the name of the holder on the books of the Corporation.

11.           A holder of Class A Preference Shares of any series who desires to require the Corporation to redeem the whole or any part of such holder’s Class A Preference Shares of such series shall tender to the Corporation at its registered office a request in writing specifying (i) that the holder desires to have the whole or any part of the Class A Preference Shares of such series registered in his name redeemed by the Corporation, (ii) the number of Class A Preference Shares of such series which the holder desires to have the Corporation redeem, and (iii) the business day, which shall not be less than 30 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation redeem the shares (the "redemption date"), together with the share certificates, if any, representing the Class A Preference Shares of such series which the registered holder desires to have the Corporation redeem.

12.           The Corporation shall, on receipt of a request and share certificates, on the redemption date, redeem the shares by paying to the registered holder the amount per share as the directors may determine or may have determined by the resolution provided for in clause 2 determining the rights, privileges, restrictions and conditions attaching to the shares of such series together with all declared and unpaid dividends (if any) thereon up to the date fixed for redemption.  This payment shall be made by cheque payable at any branch in Canada of one of the Corporation's bankers for the time being.  If a part only of the Class A Preference Shares of such series represented by any certificates is redeemed, a new certificate for the balance shall be issued by the Corporation.

13.           The Class A Preference shares of such series shall be redeemed on the redemption date and from that date the shares shall cease to be entitled to dividends and their holders shall not be entitled to exercise any of the rights of shareholders in respect of the shares, unless payment of the redemption price is not made on the redemption date, in which case the rights of the holders of the shares shall remain unaffected.

14.           The holders of Class A Preference Shares shall be entitled to receive copies of the annual financial statements of the Corporation and the auditors' report thereon to be submitted to the shareholders of the Corporation at annual meetings but the holders of Class A Preference Shares shall not be entitled as such, except as hereinafter provided and in the Business Corporations Act, Ontario, specifically provided, to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting but shall be entitled to receive notice of meetings of shareholders of the Corporation called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

15.           The approval of the holders of the Class A Preference Shares to delete or vary any rights, privilege, restriction or condition attaching to the Class A Preference Shares as a class or any other matter requiring the approval or consent of the holders of Class A Preference Shares, as a class, may be given by at least two thirds (2/3) of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose and held upon at least twenty-one (21) days' notice.

Class A Preference Series 1 Shares

The first series of Class A Preference Shares designated as Non-Voting, Non-Participating, Redeemable, Retractable, Convertible, Cumulative, Preference Shares, Series 1 (the "Class A Preference Series 1 Shares") shall consist of an unlimited number of shares with a stated value of $15.00 each (the “Stated Value”) and, in addition to the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class, shall have attached thereto rights, privileges, restrictions and conditions substantially as hereinafter set forth, that is to say:

1.           DIVIDENDS

1.1           Payment of Dividends: The holders of the Class A Preference Series 1 Shares shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors of the Corporation out of monies of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends in lawful money of Canada at the rate of 8% of the Stated Value per share, per annum, on dates to be fixed from time to time by resolution of the Board of Directors, before any dividend is paid on or set apart for the Class B Preference Shares or the Common Shares or any of them or shares of any other class or series ranking junior to the Class A Preference Series 1 Shares.

1.2           Method of Payment:  Cheques payable in lawful money of Canada at par at any branch in Canada of the Corporation's bankers for the time being shall be issued in respect of the dividends on the Class A Preference Series 1 Shares, (less any tax required to be withheld by the Corporation). The mailing from the Corporation's head office of such cheque to a holder of Class A Preference Series 1 Shares shall be deemed to be payment of the dividends represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Corporation. Notwithstanding the foregoing, the amount of the said dividends (less any tax required to be withheld by the Corporation) may be deposited directly into an account with a deposit-taking institution designated by the holder of Class A Preference Series 1 Shares, provided that the Corporation has received a written direction to make such deposit at least ten days prior to the record date for such dividend, in such form as the Corporation may prescribe from time to time and provided that such direction has not been revoked by a subsequent written notice received not less than ten days prior to the record date for the next dividend payment.

1.3           Cumulative Payment of Dividends:  If on any dividend payment date the dividends accrued to such date are not paid in full on all of the Class A Preference Series 1 Shares then outstanding, such dividends, or the unpaid part thereof shall be paid on a subsequent date or dates determined by the Board of Directors of the Corporation on which the Corporation shall have sufficient monies properly applicable to the payment of such dividends. The holders of the Class A Preference Series 1 Shares shall not be entitled to any dividends other than or in excess of the cumulative preferential cash dividends herein provided for.

2.           REDEMPTION

2.1           Redemption Privilege:  The Corporation may redeem at any time the whole or from time to time any part of the then outstanding Class A Preference Series 1 Shares on payment for each share to be redeemed of the sum of $15.00 per Class A Preference Series 1 Shares together in each case with all cumulative preferential dividends accrued and unpaid thereon up to the date of redemption (the "Redemption Price").

2.2           Partial Redemption:  In case a part only of the Class A Preference Series 1 Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed on a pro rata basis, disregarding fractions, according to the number of Class A Preference Series 1 Shares held by each of the registered holders thereof. If a part only of the Class A Preference Series 1 Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

3.           PURCHASE BY THE CORPORATION

3.1           Purchase for Cancellation:  The Corporation may, at any time or from time to time, purchase for cancellation all or any part of the outstanding Class A Preference Series 1 Shares for a price not exceeding the sum of $15.00 per Class A Preference Series 1 Shares, together with unpaid accrued cumulative preferential dividends.

4.           RETRACTION

4.1           Subject to the Act, a holder of Class A Preference Series 1 Shares shall be entitled to require the Corporation to redeem the whole or any part of the Class A Preference Series 1 Shares registered in the name of the holder on the books of the Corporation.

4.2           A holder of Class A Preference Series 1 Shares to be redeemed shall tender to the Corporation at its registered office a request in writing specifying (i) that the holder desires to have the whole or any part of the Class A Preference Series 1 Shares registered in his name redeemed by the Corporation, (ii) the number of Class A Preference Series 1 Shares which the holder desires to have the Corporation redeem, and (iii) the business day, which shall not be less than 30 days after the day on which the request in writing is given to the Corporation, on which the holder desires to have the Corporation redeem the shares (the "retraction date"), together with the share certificates, if any, representing the Class A Preference Series 1 Shares which the registered holder desires to have the Corporation redeem.

4.3           The Corporation shall, on receipt of a request and share certificates, on the retraction date, redeem the shares by paying to the registered holder $15.00 per Class A Preference Series 1 Share together with all declared and unpaid dividends (if any) thereon up to the date fixed for redemption.  This payment shall be made by cheque payable at any branch in Canada of one of the Corporation's bankers for the time being.  If a part only of the Class A Preference Series 1 Shares represented by any certificates is redeemed, a new certificate for the balance shall be issued by the Corporation.

4.4           The Class A Preference Series 1 Shares shall be redeemed on the retraction date and from that date the shares shall cease to be entitled to dividends and their holders shall not be entitled to exercise any of the rights of shareholders in respect of the shares, unless payment of the redemption price is not made on the retraction date, in which case the rights of the holders of the shares shall remain unaffected.

5.           CONVERSION PRIVILEGES

5.1           Rights of Conversion:  The Class A Preference Series 1 Shares or any of them, may, upon and subject to the terms and conditions hereinafter set forth, be converted at any time by the holder or holders thereof into fully paid Common Shares or Class B Preference shares of the Corporation as the same shall be constituted at the time of conversion, on the basis of five and fifty-six one hundredths (5.56) Common Shares for each one (1) Class A Preference Series 1 Share or three hundred (300) Class B Preference shares for each one (1) Class A Preference Series 1 Shares issued, provided however, that, in the event of liquidation, dissolution or winding-up of the Corporation, such right of conversion shall cease and expire at noon on the business day next preceding the date of such liquidation, dissolution or winding-up.

5.2           Conversion Procedure:  A holder of Class A Preference Series 1 Shares desiring to convert his Class A Preference Series 1 Shares into Common Shares or Class B Preference Shares in accordance with the foregoing shall surrender the certificate or certificates representing his Class A Preference Series 1 Shares so to be converted to the registered office of the Corporation or to the transfer agent for the time being of such Class A Preference Series 1 Shares accompanied by a request in writing for such conversion (specifying the class or classes of shares into which he desires his Class A Preference Series 1 Shares to be converted) with his signature thereon verified, as the directors of the Corporation may from time to time require, and thereupon there shall be issued to such holder by the Corporation, as fully paid and non-assessable, the number of Common Shares or Class B Preference Shares to which he shall be entitled upon such conversion.  If a part only of the Class A Preference Series 1 Shares represented by any certificate is converted, a new certificate for the balance shall be issued by the Corporation.

5.3           Loss of Dividend:  Payment in cash or adjustment in respect of unpaid cumulative dividends on Class A Preference Series 1 Shares so converted (at the option of the Corporation) shall be made upon any such conversion.

5.4           Anti-Dilution:  If, prior to the exercise by the holder of any Class A Preference Series 1 Shares of his aforesaid conversion right, the number of outstanding Class A Preference Series 1 Shares or Common Shares or Class B Preference Shares shall be subdivided or consolidated, the number of Common Shares or Class B Preference Shares into which such holder may convert his Class A Preference Series 1 Shares shall be proportionately increased or reduced, as the case maybe.

5.5           Continuing Right to Alter Capital:  Nothing contained in the foregoing provisions regarding the conversion of Class A Preference Series 1 Shares into Common Shares or Class B Preference Shares shall be deemed in any way to limit or restrict the rights of the Corporation from time to time to take such lawful proceedings as it may deem advisable for the increase or reduction in its Class A Preference Series 1 Shares or Common Shares or Class B Preference Shares, or to otherwise in any other manner change or deal with the capital of the Corporation or the shares thereof.

6.           LIQUIDATION, DISSOLUTION OR WINDING-UP

6.1           In the event of any liquidation, dissolution or winding up of the Corporation, voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Class A Preference Series 1 Shares shall be entitled to receive from the property and assets of the Corporation, a sum equal to $15.00 plus an amount equal to all dividends accrued and unpaid thereon to the date of payment, the whole before any amount shall be paid by the Corporation or any property or assets of the Corporation shall be distributed to holders of junior shares.  After payment to the holders of the Class A Preference Series 1 Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

7.           APPROVAL OF MODIFICATION

7.1           The approval or consent of the holders of Class A Preference Series 1 Shares with respect to any matters referred to herein may be given, and (subject to the rights of holders of Class A Preference Series 1 Shares as a class) the rights, restrictions, conditions and limitations attaching to the Class A Preference Series 1 Shares may be modified, varied, dealt with or affected, by a resolution passed at a meeting of the holders of Class A Preference Series 1 Shares, by not less than 66-2/3% of the votes cast at such meeting. To call such a meeting, all of the provisions of the by-laws or the Articles of Incorporation of the Corporation or as may be required by law relating in any manner to the holding of general meetings of the Corporation or to proceedings thereat or to the rights of members at or in connection therewith shall mutatis mutandis apply, except that only holders of Class A Preference Series 1 Shares shall be entitled to notice of or to vote at such meetings.

8.           NOTICE PROVISION

8.1           General:  In any case where the provisions attached to the Class A Preference Series 1 Shares requires notice to be given by the Corporation to the holders of such shares, accidental failure or omission to give such notice to one or more holders shall not affect the validity of the action with respect to which notice is being given, but upon such failure or omission being discovered notice shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time.

9.           INTERPRETATION

9.1           In the event that any date on which any dividend on the Class A Preference Series 1 Shares is payable by the Corporation, or on or by which any other action is required to be taken by the Corporation hereunder, is not a business day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

CLASS B PREFERENCE SHARES

The Class B Preference Shares shall carry and be subject to the following rights, privileges, restrictions and conditions:

1.           DIVIDENDS

1.1           Payment of Dividends:  The holders of the Class B Preference Shares shall be entitled to receive and the Corporation shall pay thereon as and when declared by the Board of Directors out of the monies of the Corporation properly applicable to the payment of dividends, fixed preferential non-cumulative cash dividends at the rate of $0.0024 per Class B Preference Share, payable annually on dates in each fiscal year of the Corporation to be fixed from time to time by resolution of the Board of Directors. The holders of the Class B Preference Shares shall not be entitled to any dividend other than or in excess of the said dividends herein provided. The Board of Directors of the Corporation shall be entitled from time to time to declare part of the said fixed preferential non-cumulative dividend for any fiscal year notwithstanding that such dividend for such fiscal year shall not be declared in full. If within (4) months after the expiration of any fiscal year of the Corporation the Board of Directors in its discretion shall not have declared the said dividend or any part thereof on the Class B Preference Shares for such fiscal year, then the rights of the holders of the Class B Preference Shares to such dividend or to any undeclared part thereof for such fiscal year shall be forever extinguished.

1.2           Preferential Non-Cumulative Dividend:  No dividends shall at any time be declared or paid on or set apart for the Common Shares or any other class ranking junior to the Class B Preference Shares unless all dividends up to and including the dividend payable for the last completed full year of the Corporation on the Class B Preference Shares then issued and outstanding shall have been declared and paid or provided for at the date of such declaration, payment or setting apart.

2.           LIQUIDATION, DISSOLUTION OR WINDING-UP

2.1           In the event of liquidation, dissolution or winding-up of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Class B Preference Shares shall be entitled to receive for each such share a sum equivalent to the result obtained when the stated capital account for the Class B Preference Shares is divided by the number of issued and outstanding Class B Preference Shares, together with all declared but unpaid dividends, before any amount shall be paid or any property or assets of the Corporation distributed to the holders of Common Shares, or shares of any other class ranking junior to the Class B Preference Shares. After payment to the holders of the Class B Preference Shares of the amount so payable to them as above provided they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.           PURCHASE FOR CANCELLATION

3.1           The Corporation may at any time or times purchase for cancellation out of capital pursuant to the provisions of the Business Corporations Act, Ontario, the whole or any part of the Class B Preference Shares, at the lowest price at which, in the opinion of the directors, such shares are obtainable, but not exceeding the redemption price of the Class B Preference Shares as hereinafter specified.

4.           REDEMPTION

4.1           The Corporation may, upon giving notice as hereinafter provided, redeem at any time the whole or part of the outstanding Class B Preference Shares out of capital pursuant to the Business Corporations Act, Ontario, on payment for each share to be redeemed of the sum of $0.05 per Class B Preference Share, together with all declared but unpaid dividends thereon up to the date fixed for redemption. Not less than thirty day's notice in writing of such redemption shall be given by the Corporation by mailing such notice to the registered holders of the shares to be redeemed, specifying the date and place or places of redemption. On or after the dates so specified for redemption, the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Class B Preference Shares to be redeemed the redemption price thereof on presentation and surrender at the head office of the Corporation, or any other place designated in such notice, of the certificates representing the Class B Preference Shares called for redemption. If a part only of the shares represented by any certificate be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation. From and after the date specified for redemption in any such notice, the Class B Preference Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the shareholders shall remain unaffected. The Corporation shall have the right at any time after the mailing of notice of its intention to redeem any Class B Preference Shares to deposit the redemption price of the shares so called for redemption or of such of the said shares represented by certificates as have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption to a special account in any chartered bank or any trust company in Canada, named in such notice, to be paid without interest to or to the order of the respective holders of such Class B Preference Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing the same, and upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Class B Preference Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such redemption date, as the case may be, shall be limited to receiving without interest their proportionate part of the total redemption price so deposited against presentation and surrender of the said certificates held by them, respectively.

In the event that only part of the Class B Preference Shares is at any time to be redeemed, the shares so to be redeemed shall be selected pro rata (disregarding fractions) from among the holders of record thereof as at the date of the notice of redemption or in such other manner as the board of directors of the Corporation in its sole discretion may deem equitable.

5.           NOTICE AND VOTING

5.1           The holders of the Class B Preference Shares shall not be entitled as such (except as hereinafter specifically provided) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at any such meeting. The holders of the Class B Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

6.           PREFERENTIAL RIGHTS

6.1           The Common Shares of the Corporation shall rank junior to the Class B Preference Shares and shall be subject in all respects, to the rights, privileges, restrictions and limitations attaching to the Class B Preference Shares.

-  -

SCHEDULE "2.7(m)”

GENTERRA CAPITAL INC.

STOCK OPTION PLAN

(See Schedule 1A to Joint Management Information Circular and Proxy Statement of Genterra and CMI dated January 14, 2010)

-  -

SCHEDULE "4.2(c)”

CMI SUBSIDIARIES

CMI owns 100% of the issued and outstanding shares of, 2041804 Ontario Inc., an Ontario corporation which holds investments in marketable securities.

CMI also holds a 1.44% equity interest in Genterra.

-  -

SCHEDULE "4.15”

CMI MATERIAL CONTRACTS

CMI is party to a management contract with Forum Financial Corporation whereby Forum has agreed to provide administration, management and consulting services for an annual fee of $240,000.  These services include office, administrative and clerical services, including bookkeeping and accounting services.

Effective December 28, 2007, pursuant to a purchase and sale agreement, CMI sold its shares and debt owed by Distinctive to 337572 Ontario Limited, Distinctive’s other major shareholder.  CMI received $834,010.80 in cash representing 100% of the price attributable to the debt and the delivery of a $1 million promissory note payable in ten equal consecutive instalments of $100,000 with the first instalment due on January 15, 2009 and each anniversary thereafter.  There is no interest on the note unless a default occurs and the note only remains payable if Distinctive remains in business.  There is provision to accelerate the payment of the note in certain circumstances.  The security for the note is a pledge of all of the shares owned by the purchaser in the capital of Distinctive, representing a majority of the issued and outstanding shares of Distinctive.

-  -

SCHEDULE "5.2(c)”

GENTERRA SUBSIDIARIES

Genterra has four wholly-owned subsidiaries through which it hold its portfolio of real estate investments: Rallets Realty Inc., 127627 Ontario Limited, 767705 Ontario Limited and Ninety Ontario Street Inc., each of which was incorporated pursuant to the laws of the Province of Ontario, Canada.  Genterra also has one wholly-owned subsidiary which is completely inactive, First Ontario Properties Inc., which was incorporated pursuant to the laws of the Province of Ontario, Canada.

-  -

SCHEDULE "5.15”

GENTERRA MATERIAL CONTRACTS

Genterra is party to a management contract with Forum Financial Corporation whereby Forum has agreed to provide administration, management and consulting services for an annual fee of $200,000.  These services include office, administrative and clerical services, including bookkeeping and accounting services.

Genterra is party to a management services contract with First Ontario Investments Inc., whereby FirstOnt has agreed to provide property management services for an annual fee of $206,000.

Genterra is the mortgagor under a First Mortgage on its property located at 200 Glendale Avenue North, Hamilton, Ontario.  The mortgage bears interest at prime plus 1.75% and is repayable in monthly instalments of $5,217 plus interest and matures on August 1, 2011.

Genterra is the mortgagor under a First Mortgage on its property located at 140 Wendell Avenue. Toronto, Ontario.  The mortgage bears interest at 4.63% and is repayable in blended monthly instalments of $25,005 and matures on July 1, 2010.

Genterra is the mortgagor under a First Mortgage on its property located at 1095 Stellar Drive. Newmarket, Ontario.  The mortgage bears interest at the lender’s base rate plus 0.2% and is repayable in monthly instalments of $4,453 plus interest and matures on September 1, 2022.

Genterra leases 96,613 square feet at 140 Wendell Avenue, Toronto, Ontario to Sleep Country Corporation at rates increasing from $4.50 per square foot to $6.25 per square foot.  The Company also leases 16,819 square feet at 140 Wendell Avenue, Toronto, Ontario to Sleep Country Corporation at rates increasing from $6.50 per square foot to $8.25 per square foot.  Both leases expire on April 15, 2016.

Genterra leases its properties at 450 Dobbie Drive, Cambridge, Ontario and 200 Glendale Avenue North, Hamilton, Ontario to The Cambridge Towel Corporation for annual rental of $640,175.  The leases for these properties expire on January 31, 2011.

-  -

SCHEDULE “1A”

GENTERRA CAPITAL INC.

STOCK OPTION PLAN

ARTICLE ONE
PURPOSE AND INTERPRETATION

Section 1.01 Purpose. The purpose of this Plan is to advance the interests of the Corporation by encouraging equity participation in the Corporation by its Directors, Officers, Employees and Consultants through the acquisition of Common Shares of the Corporation and to enable the Corporation to attract and maintain highly qualified Directors, Officers, Employees and Consultants.

Section 1.02 Definitions.

(a)           Subject to Subsection 1.02 (b) of this Plan, in this Plan the following capitalized words and terms shall have the following meanings:

"Act" means the Business Corporations Act (Ontario), and any Act that may be substituted therefor, as from time to time amended.

"Affiliate" shall have the meaning ascribed thereto in the Securities Act.

"Associate" shall have the meaning ascribed thereto in the Securities Act.

"Board of Directors" means the board of directors of the Corporation as constituted from time to time.

"Common Shares" means the common shares of the Corporation as constituted on the date hereof.

"Compensation Committee" means the Compensation Committee of the Board of Directors as constituted from time to time.

"Corporation" means Genterra Capital Inc., a corporation amalgamated under the Act, and its subsidiaries.

"Exchange" means The TSX Venture Exchange or such other stock exchange or quotation system upon which the Common Shares are listed and posted or quoted for trading.

"Issuer Bid" shall have the meaning ascribed thereto in the Securities Act.

"Option Period" means the period of time an Option may be exercised as specified in Subsection 2.07(a) of this Plan.

"Outstanding Common Shares" at the time of any share issuance or grant of Options means the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Options in question on a non-diluted basis, or such other number as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

"Participant" means a participant under this Plan under Sections 2.01 and 2.02.

"Plan" means the stock Option plan provided for herein.

"Securities Act" means the Securities Act (Ontario) or its successor, as amended from time to time.

"Securities Laws" means, collectively, the applicable securities laws, regulations, rules, schedules, prescribed forms, policy statements, notices, blanket rulings and other similar instruments of each of the jurisdictions in which the Corporation is or becomes a reporting issuer or equivalent and also includes, as the context so requires, the rules, regulations and policies of the Exchange.

"Share Compensation Arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Corporation to one or more service providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

"Take-over Bid" shall have the meaning ascribed thereto in the Securities Act.

(b)           In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Corporate Finance Manual of the Exchange, and in particular, in policies 1.1 and 4.4 of said Corporate Finance Manual.

ARTICLE TWO
STOCK OPTION PLAN

Section 2.01 The Plan. The Plan is hereby established for the Directors, Officers and employees of the Corporation and Consultants to the Corporation, and for such other persons who are eligible to participate in the Plan from time to time under the Securities Laws.

Section 2.02 Participants. Participants in the Plan shall be Directors, Officers or Employees of the Corporation and Consultants to the Corporation (to the extent permitted under the Securities Laws) who, by the nature of their positions or duties are, in the opinion of the Board of Directors, upon the recommendation of the Compensation Committee, in a position to contribute to the success of the Corporation.

Section 2.03 Amount of Options. The determination regarding the aggregate number of Common Shares subject to options (“Options”) in favour of any Participant will take into consideration the Participant's present and potential contribution to the success of the Corporation and shall be determined from time to time by the Board of Directors upon the recommendation of the Compensation Committee. The aggregate number of Common Shares reserved for issuance upon the exercise of Options pursuant to this Plan and any other Share Compensation Arrangements, subject to adjustment or increase of such number pursuant to Section 2.10 hereof, shall be Two Million (2,000,000) Common Shares of the Corporation or such other number or percentage of Common Shares as the Directors may determine from time to time and, to the extent required under applicable Securities Laws or the requirements of any Exchange on which the Common Shares may then be listed and posted for trading, as the shareholders of the Corporation shall approve. Any grant of Options pursuant to this Plan shall be subject to the following conditions:

(i)	the number of Common Shares reserved for issuance, within any twelve month period, to any one Participant shall not exceed 5% of the Outstanding Common Shares;

(ii)	the number of Common Shares reserved for issuance, within any twelve month period, to any one Consultant of the Company may not exceed 2% of the Outstanding Common Shares;

(iii)
the aggregate number of Common Shares reserved for issuance, within any twelve month period, to Employees or Consultants conducting Investor Relations Activities may not exceed 2% of the Outstanding Common Shares; and

(iv)
in the case of Options granted to Employees, Consultants, or Management Company Employees, the Company represents that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

The form of option agreement for Options granted from time to time under this Plan after the date hereof shall be in the form of Schedule "A" hereto or such other form of agreement as is adopted by the Board of Directors from time to time in substitution therefor.

Section 2.04 Limits with Respect to Insiders.

(a)      The aggregate number of Common Shares issuable to all Insiders pursuant to Options granted under this Plan, together with Common Shares issuable to Insiders under any other Share Compensation Arrangement of the Corporation, shall not:

(i)	exceed 10% of the number of Common Shares outstanding immediately prior to the grant of any such Option; or

(ii)	result in the issuance to Insiders, within a one year period, of in excess of 10% of the number of Common Shares outstanding immediately prior to the grant of any such Option.

(b)
The number of Common Shares issuable to any Insider and such Insider's Associates pursuant to Options granted under this Plan, together with Common Shares issuable to such Insider or such Insider's Associates under any other Share Compensation Arrangement of the Corporation shall not, within a one year period, exceed 5% of the number of Common Shares outstanding immediately prior to the grant of any such Option.

Section 2.05 Price. The exercise price per Common Share with respect to any Option shall be determined by the Board of Directors at the time the Option is granted, but such price shall not be less than the Discounted Market Price of the Common Shares, or such other price as may be determined under the applicable rules and regulations of all regulatory authorities to which the Corporation is subject, including the Exchange.

Section 2.06 Lapsed Options. In the event that Options granted under this Plan are surrendered, terminate or expire without being exercised or vested in whole or in part, the Common Shares reserved for issuance but not purchased under such lapsed Options shall again be available for issuance for the purpose of this Plan.

Section 2.07 Consideration. Option Period and Payment.

(a)
The period during which Options may be exercised shall be determined by the Board of Directors upon the recommendation of the Compensation Committee, in its discretion, to a maximum of five (5) years from the date the Option is granted (the "Option Period"), except as the same may be reduced with respect to any Option as provided in Sections 2.08 and 2.09 hereof respecting termination of employment or death of the Participant.

(b)
Subject to any other provision of this Plan, or to any vesting requirement or limitation imposed with respect to such Option at the time of grant thereof, an Option may be exercised from time to time during the Option Period by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the exercise price therefor. Certificates for such Common Shares shall be issued and delivered to the Participant as soon as practicable following receipt of such notice and payment.

(c)
Except as set forth in Sections 2.08 and 2.09 hereof, no Option may be exercised unless the Participant is, at the time of such exercise, a Director, Officer, Consultant of or in the employ of the Corporation and shall have been continuously a Director, or Officer, or so employed since the grant of his or her Option. Absence on leave with the approval of the Corporation shall not be considered an interruption of employment for purposes of this Plan.

(d)
The exercise of any Option will be contingent upon receipt by the Corporation of cash payment of the full exercise price of the Common Shares which are the subject of the exercised Option. No Participant or his or her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Common Shares with respect to which he or she was granted an Option under this Plan, unless and until certificates for such Common Shares are issued to him or her under the terms of this Plan.

(e)
Notwithstanding any other provision of this Plan or in any Option granted to a Participant, the Corporation's obligation to issue Common Shares to a Participant pursuant to the exercise of an Option shall be subject to:

(i)
completion of such registration or other qualification of such Common Shares or obtaining approval of such regulatory authorities as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)	the admission of such Common Shares for quotation or listing and posting for trading, as the case may be, on the Exchange; and

(iii)
the receipt from the Participant of such representations, warranties, agreements and undertakings, including as to future dealings in such Common Shares, as the Corporation or its counsel determines to be necessary or advisable in order to ensure compliance with the Securities Laws.

(f)
If there is a Take-over Bid or Issuer Bid made for all or any of the issued and outstanding Common Shares, then the Board of Directors may, by resolution, permit all Options outstanding under the Plan to become immediately exercisable in order to permit Common Shares issuable under such Options to be tendered to such bid.

Section 2.08 Termination of Employment. If a Participant shall:

(a)      cease to be a Director or Officer of the Corporation (and is not or does not continue to be an Employee thereof); or

(b)
cease to be employed by the Corporation (and is not or does not continue to be a Director or Officer thereof) for any reason (other than death) or shall receive notice from the Corporation of the termination of his or her employment;

(collectively, "Termination") he or she may, but only within 90 days next succeeding such Termination, exercise his or her Options to the extent that he or she was entitled to exercise such Options at the date of such Termination; provided that in no event shall such right extend beyond the Option Period. This section is subject to any agreement with any Director or Officer of the Corporation with respect to the rights of such Director or Officer upon Termination or change in control of the Corporation.

Section 2.09 Death of Participant. In the event of the death of a Participant who is a Director or Officer of the Corporation or who is an employee having been continuously in the employ of or retained by (as the case may be) the Corporation for one year from and after the date of the granting of his or her Option, the Option theretofore granted to him or her shall be exercisable within the six months next succeeding such death and then only:

(a)	by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or the laws of descent and distribution; and

(b)	to the extent that he or she was entitled to exercise the Option at the date of his or her death, provided that in no event shall such right extend beyond the Option Period.

Section 2.10 Adjustment in Shares Subject to the Plan. In the event that:

(a)	there is any change in the Common Shares of the Corporation through subdivisions or consolidations of the share capital of the Corporation, or otherwise;

(b)	the Corporation declares a dividend on Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares; or

(c)	the Corporation issues Common Shares, or securities convertible into or exchangeable for Common Shares, in respect of, in lieu of, or in exchange for, existing Common Shares,

the number of Common Shares available for Option, the Common Shares subject to any Option, and the Option price thereof, shall be adjusted appropriately by the Board of Directors and such adjustment shall be effective and binding for all purposes of this Plan, subject to the prior consent of the Exchange.

Section 2.11 Record Keeping. The Corporation shall maintain a register in which shall be recorded:

(a)           the name and address of each Participant in this Plan; and

(b)           the number of Options granted to a Participant and the number of Options outstanding.

ARTICLE THREE
GENERAL

Section 3.01 Transferability. The benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall be personal to the Participant and shall not be transferable or assignable by the Participant.  During the lifetime of a Participant, all benefits, rights and Options shall only be exercised by the Participant or by his or her guardian or legal representative.

Section 3.02 Employment. Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Corporation, or interfere in any way with the right of the Corporation to terminate the Participant's employment at any time, Participation in this Plan by a Participant shall be voluntary.

Section 3.03 Delegation to Compensation Committee. All of the powers exercisable by the Board of Directors under this Plan may, to the extent permitted by applicable law and authorized by resolution of the Board of Directors of the Corporation, be exercised by a Compensation Committee of the Board of Directors.  The composition of the Compensation Committee shall be as determined by the Board of Directors from time to time subject to the requirements (if any) of the Securities Laws.

Section 3.04 Administration of the Plan. This Plan shall be administered by the Board of Directors of the Corporation, The Board of Directors shall be authorized to interpret and construe this Plan and may, from time to time, establish, amend or rescind rules and regulations required for carrying out the purposes, provisions and administration of this Plan and determine the Participants to be granted Options, the number of Common Shares covered thereby, the exercise price therefor and the time or times when they may be exercised, Any such interpretation or construction of this Plan shall be final and conclusive, All administrative costs of this Plan shall be paid by the Corporation, The Directors and Officers of the Corporation are hereby authorized and directed to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan.

Section 3.05 Amendment. Modification or Termination of the Plan. The Board of Directors reserves the right to amend, modify or terminate this Plan at any time if and when it is advisable in the discretion of the Board of Directors without shareholder approval. However, shareholder approval shall be required in respect of:

(a)	any amendments to the number of Common Shares (or other securities) issuable under this Plan;

(b)           any amendment which reduces the exercise price of an Option;

(c)	amendments required to be approved by shareholders under applicable law or pursuant to the requirements of the Exchange.

Where shareholder approval is sought for amendments under subsections (b) and (c) above, the votes attached to Common Shares held directly or indirectly by Insiders benefiting from the amendment will be excluded.

Other than as specified above, the Board of Directors may approve all other amendments to this Plan or Options granted under this Plan without shareholder approval.  Without limiting the generality of the foregoing, the following types of amendments would not require shareholder approval:

(e)
amendments of a "housekeeping" or ministerial nature including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;

(f)	amendments necessary to comply with the provisions of applicable law (including without limitation the rules, regulations and policies of the Exchange);

(g)           an amendment which increases the exercise price of an Option;

(h)           an expansion of the scope of persons eligible to participate in this Plan;

(i)           amendments respecting administration of this Plan;

(j)           any amendment to the vesting provisions of this Plan or any Option;

(k)
any amendment to the early termination provisions of this Plan or any Option whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date; and

(l)           amendments necessary to suspend or terminate this Plan.

Section 3.06 Consolidation, Merger, etc. If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity, upon the exercise of an Option under this Plan, the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option immediately prior to such event, unless the Directors of the Corporation otherwise determine the basis upon which such Option shall be exercisable, subject to Exchange approval.

Section 3.07 No Representation or Warranty.  The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of this Plan.

Section 3.08 Interpretation. This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

Section 3.09 Approval of the Plan. This Plan shall only become effective after the issue of Articles of Amalgamation amalgamating Genterra Inc. and Consolidated Mercantile Incorporated.  The obligations of the Corporation to sell and deliver Shares in accordance with this Plan shall be subject to the prior approval of any governmental or other regulatory authority having jurisdiction over the securities of the Corporation.

-  -

SCHEDULE “A”

FORM OF OPTION AGREEMENT

OPTION AGREEMENT

THIS AGREEMENT is made as of the ____ day of ________________, 20___ by GENTERRA CAPITAL INC., a corporation existing under the laws of the Province of Ontario (hereinafter referred to as the “Corporation”), in favour of ______________________________, an individual residing in the _______________ of ___________________, in the ____________________ of _________________ (hereinafter referred to as the “Optionee”).

WHEREAS:

A. The Optionee is a [Director, Officer, Employee or Consultant] of the Corporation or, and will render faithful and efficient service to the Corporation;

B. The Corporation desires to continue to receive the benefit of the services of the Optionee and to more fully identify the interest of the Optionee with the Corporation’s future and success; and

C. The Corporation has adopted a stock option plan (as such stock option plan may be amended or superseded from time to time, the “Plan”) which became effective upon the date of its formation as a result of the amalgamation of Genterra Inc. and Consolidated Mercantile Incorporated;

D. The Board of Directors of the Corporation has approved the granting of a stock option to the Optionee to purchase common shares in the capital of the Corporation upon and subject to the provisions of the Plan and to the terms and conditions hereinafter provided;

E. Capitalized terms not defined herein have the meaning ascribed to them in the Plan.

NOW THEREFORE in consideration of the sum of $2.00 and the mutual covenants herein contained, the sufficiency and receipt of which are hereby acknowledged, the Corporation hereto agrees as follows:

1. Option to Purchase. The Corporation hereby grants to the Optionee the irrevocable right and option to purchase from the Corporation that number of authorized and unissued common shares without nominal or par value in the capital of the Corporation as are specified in Exhibit “1” hereto (the “Shares”), at the exercise price per Share specified in Exhibit “1” hereto. Such option shall at all times be and remain subject to the provisions of the Plan and to the terms and conditions contained herein.

2. Basic Term of Option. Notwithstanding any other provisions of this Agreement, this option shall be exercisable, in whole or in part, at any time during the period (the “Term”) commencing the date hereof and expiring on the date specified in Exhibit “1” hereto, at which time this option shall be void and of no further force or effect. However such option shall only be exercisable, at any time, to acquire those Shares in respect of which the Optionee has satisfied the vesting requirements, if any, specified in Exhibit “1” hereto.

3. Manner of Exercise of Option. The Optionee, subject to the qualifications and exceptions contained in paragraph 5, may exercise this option to purchase on a cumulative basis, to the extent hereinafter provided, all or any part of the number of Shares subject to this option, and such right shall be a continuing and cumulative one during the Term until the number of Shares subject to the option stated in paragraph 1 has been purchased.

4. Death of Optionee. Notwithstanding paragraph 3, upon the death of the Optionee while an employee of the Corporation, this option shall, then and for a period of six months after the date of death or prior to the expiration of the Term, whichever is sooner, be exercisable in full, and may be exercised in whole or in part by the estate of the Optionee or by such person or persons to whom this option shall be transferred by the will of the Optionee, or by the applicable laws of descent and distribution.

5. Termination as Employee. Upon the Optionee ceasing to be employed by the Corporation for any reason (other than death), the Optionee may, but only for a period of ninety (90) days next succeeding such cessation of employment or prior to the expiration of the Term, whichever is sooner, thereafter exercise this option in whole or in part, but only in respect of such number of remaining Shares originally covered by this option as the Optionee may purchase at such time as specified in paragraph 3.

6. Notice of Exercise of Option. This option shall be exercised in whole or in part upon providing notice in writing to the Corporation addressed to the President of the Corporation at such place as the Corporation’s executive office may then be located (the “Notice”).

7. Right of a Shareholder. After receipt of the Notice and payment in full of the option price for the total number of Shares to be purchased, the Corporation shall cause to be issued and delivered such certificates in such denominations as the Optionee may in the Notice direct, representing the number of fully paid, non-assessable Shares so purchased, registered in the name of the Optionee, but the Optionee shall have no right as a shareholder with respect to any Shares covered by this option until the issuance of such share certificates, and no adjustment shall be made for dividends or other rights for which the record date is prior to the time such share certificates are issued. The Corporation agrees to issue all Shares so purchased (including share certificates in respect thereof) within twenty (20) business days after such receipt of Notice and payment in full of the option price for the total number of Shares to be purchased.

8. Transfer or Assignment of Option. The option granted pursuant to this Agreement shall not be transferable or assignable by the Optionee.

9. Adjustment in Shares Subject to the Option. In the event there is any change in the common shares of the Corporation through the declaration of stock dividends or consolidations, subdivisions or reclassifications of the common shares of the Corporation, or otherwise, the number of Shares subject to this option, and the option price thereof, shall be adjusted appropriately by the Board of Directors of the Corporation and such adjustment shall be effective and binding for all purposes of this Agreement.

10. Effect of Takeover Bid. If a bona fide offer (the “Offer”) is made during the Term of this option to the Optionee or to shareholders generally or to a class of shareholders which includes the Optionee for Shares, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Corporation within the meaning of the Securities Act (Ontario) (as amended from time to time), then the Corporation shall, immediately upon receipt of notice of the Offer notify the Optionee of the Offer, with full particulars thereof; whereupon, notwithstanding paragraph 3 hereof, this option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer. If the Offer is not completed within the time specified therein the Optioned Shares shall be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and the terms of this option as set forth in paragraph 3 shall again apply to this option.

11. Regulatory Approval. This Agreement and the obligations of the Corporation to sell and deliver Shares under the option granted hereunder shall be subject to the prior approval of any governmental or other regulatory authority having jurisdiction over the securities of the Corporation.

12. Governing Law. This Agreement and the options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

IN WITNESS WHEREOF the Corporation has duly executed this Agreement as of the day, month and year first above written and the Optionee has duly executed this Agreement and accepted the terms hereof as set forth below.

GENTERRA CAPITAL INC.

Per:
Authorized Signing Officer

Accepted and agreed to this ____ day of ____________________, 20___.

______________________________                                                                                     _____________________________
Signature of Optionee                                                                                     Witness

______________________________
Name of Optionee

_______________________________

_______________________________
Address of Optionee

-  -

Exhibit “1”

Particulars of Option

Name of Optionee:                                                      __________________________

Number of Shares
subject to Option:                                                      ___________________________ common shares

Exercise Price
per Share:                                                      $_____________ per common share

Term of Option:                                                      ____________________________ [maximum 5 years]

Vesting Period
(if applicable):                                as to ______________ Shares after _______ months from the date hereof;

as to ______________ Shares after _______ months from the date hereof;

as to ______________ Shares after _______ months from the date hereof;

and

as to ______________ Shares after _______ months from the date hereof

-  -

SCHEDULE 2

FINANCIAL STATEMENTS OF GENTERRA

BDO Dunwoody LLP
Chartered Accountants
And Advisors
Royal Bank Plaza
P.O. Box 32
Toronto  Ontario  Canada  M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

Auditors’ Report

To the Shareholders of Genterra Inc.

We have audited the consolidated balance sheet of Genterra Inc. (“Genterra”) as at September 30, 2008 and the consolidated statement of retained earnings, the consolidated statement of accumulated other comprehensive income, the consolidated statement of operations and other comprehensive income and the consolidated statement of cash flows for the fiscal year then ended.  These consolidated financial statements are the responsibility of Genterra’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Genterra as at September 30, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year financial statements were audited by another firm of Chartered Accountants, who expressed an unqualified opinion in their report dated December 14, 2007.

(Signed) BDO Dunwoody LLP

CHARTERED ACCOUNTANTS, LICENSED PUBLIC ACCOUNTANTS

Toronto, Ontario
January 23, 2009

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

-  -

AUDITORS' REPORT

To the Shareholders of
GENTERRA INC.

We have audited the consolidated balance sheets of GENTERRA INC. as at September 30, 2007 and 2006 and the consolidated statements of retained earnings, operations and other comprehensive income, and cash flows for the years then ended.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KRAFT BERGER, LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
December 14, 2007

-  -

GENTERRA INC.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30
(Expressed in Canadian Dollars)

ASSETS	2008	2007
CURRENT
Cash and cash equivalents	$6,824,707	$7,936,046
Marketable securities	1,917,693	2,162,025
Accounts receivable (Note 4)	932,036	407,846
Prepaid expenses and deposits	191,529	154,204
Current portion of note and mortgage receivable (Note 5)	365,125	-
Future income taxes (Note 10)	104,940	113,358
	10,336,030	10,773,479

NOTE AND MORTGAGE RECEIVABLE (Note 5)	249,000	249,000
RENTAL REAL ESTATE PROPERTIES (Note 6)	16,563,924	11,119,393
FUTURE INCOME TAXES (Note 10)	164,702	141,391
	$27,313,656	$22,283,263

LIABILITIES

CURRENT
Accounts payable and accrued liabilities (Note 7)	$475,224	$279,998
Income taxes payable	20,985	22,950
Current portion of long-term debt (Note 8)	294,330	326,565
Future income taxes (Note 10)	-	41,425
	790,539	670,938
LONG-TERM DEBT (Note 8)	3,368,609	3,678,422
FUTURE INCOME TAXES (Note 10)	2,224,315	1,142,369
RETRACTABLE PREFERENCE SHARES (Note 9 (b)(i))	4,991,819	-
	11,375,282	5,491,729

SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 9 (b)(ii))	12,134,546	13,133,945
RETAINED EARNINGS	3,803,828	3,657,589
	15,938,374	16,791,534
	$27,313,656	$22,283,263

See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:
“Signed” Mark I. Litwin, Director	“Signed” Stan Abramowitz, Director

-  -

GENTERRA INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

	2008	2007

BALANCE, beginning of year as previously stated	$3,657,589	$2,770,955
Unrealized gain on marketable securities, net of taxes	-	7,050
Balance, beginning of year as restated	3,657,589	2,778,005
Excess of cost of shares purchased from dissenting shareholders for cancellation	(156,420)	-
	3,501,169	2,778,005
Net earnings for the year	302,659	879,584
BALANCE, end of year	$3,803,828	$3,657,589

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30

	2008	2007

BALANCE, beginning of year as previously stated	$-	$-
Unrealized loss on investments, net of taxes	-	(61,749)
Balance, beginning of year as restated	-	(61,749)
Change in other comprehensive income, net of taxes	-	61,749
BALANCE, end of year	$-	$-

See accompanying notes to consolidated financial statements.

-  -

GENTERRA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

	2008	2007
REVENUE
Rent (Note 13)	$2,613,587	$2,575,203
Investment income (Note 13)	169,571	492,202
	2,783,158	3,067,405
EXPENSES
Administrative and general (Note 13)	782,709	533,952
(Gain) loss on foreign exchange	(264,872)	625,215
Rental real estate operating expenses (Note 13)	1,266,062	1,107,517
	1,783,899	2,266,684
EARNINGS BEFORE THE FOLLOWING	999,259	800,721
Amortization	544,633	571,975
Dividends on retractable preference shares	101,819	-
Interest on long-term debt	204,136	230,698
	850,588	802,673
EARNINGS (LOSS) BEFORE THE FOLLOWING	148,671	(1,952)
Gain on sale of investment	-	1,158,950
EARNINGS BEFORE INCOME TAXES	148,671	1,156,998
Income taxes (recovered) (Note 10)	(153,988)	277,414
NET EARNINGS FOR THE YEAR	302,659	879,584

Other comprehensive income (loss), net of taxes

Unrealized gains and losses on available-for-sale financial assets arising during the year	-	247,225
Reclassification adjustment for gains and losses included in net earnings	-	(185,476)
Other comprehensive income	-	61,749
COMPREHENSIVE INCOME FOR THE YEAR	$302,659	$941,333

EARNINGS PER SHARE (Note 11)

Basic	$0.02	$0.04
Fully diluted	$0.02	$0.04

See accompanying notes to consolidated financial statements.

-  -

GENTERRA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30
(Expressed in Canadian Dollars)

	2008	2007
OPERATING ACTIVITIES
Net earnings for the year	$302,659	$879,584
Unrealized (gain) loss on marketable securities	64,417	(165,025)
Unrealized (gain) on foreign exchange	(264,845)	593,612
Amortization	544,633	571,975
Gain on sale of investment	-	(1,158,950)
Future income taxes (Note 10)	(233,307)	(78,662)
	413,557	642,534
Change in non-cash components of working capital
Accounts receivable	(186,653)	88,929
Income taxes recoverable	12,282	-
Prepaid expenses and deposits	(18)	22,370
Accounts payable and accrued liabilities	(104,521)	(242,777)
Income taxes payable	(8,341)	(453,622)
	126,306	57,434
FINANCING ACTIVITIES
Dividends on retractable preference shares	101,819	-
Purchase of shares from dissenting shareholders for cancellation	(934,799)	-
Reorganization costs incurred	(295,240)	-
Repayment of long-term debt	(342,048)	(475,569)
	(1,470,268)	(475,569)
INVESTING ACTIVITIES
Cash acquired on acquisition of subsidiary (Note 3)	71,935	-
Change in marketable securities	274,343	(933,897)
(Increase) decrease in investment in note and mortgage receivable	(365,125)	1,620,707
Expenditures on rental real estate properties	(13,375)	(47,000)
Proceeds from sale of investment	-	2,805,428
	(32,222)	3,445,238
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	264,845	(593,612)

CHANGE IN CASH AND CASH EQUIVALENTS	(1,111,339)	2,433,491
CASH AND CASH EQUIVALENTS, beginning of year	7,936,046	5,502,555
CASH AND CASH EQUIVALENTS, end of year (Note 12)	$6,824,707	$7,936,046
SUPPLEMENTARY CASH FLOW INFORMATION
Income taxes paid	$138,358	$843,708
Interest paid	$206,599	$233,251
NON-CASH TRANSACTIONS (Note 3)
Non-cash consideration paid on acquisition of subsidiary
Issuance of retractable preference shares	$4,890,000	$-
See accompanying notes to consolidated financial statements.

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

The Company is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada.  The Company also invests in marketable securities with a portion of its surplus cash on hand.

1.           CHANGE IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These new standards replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages these risks.  These new standards have been adopted by the Company effective October 1, 2007.

The CICA has issued Handbook Section 1535 “Capital Disclosures”.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  These new standards have been adopted by the Company effective October 1, 2007.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary companies.  Inter-company balances and transactions have been eliminated on consolidation.

(b)           Cash and Cash Equivalents

The Company’s cash equivalents consist primarily of investments in short-term deposits, with maturity of three months or less from dates of placements.  The carrying amount approximates fair value because of the short maturity of those instruments.

(c)           Marketable Securities

Marketable securities are carried at fair value with both realized and unrealized gains and losses recognized during the year.  At September 30, 2008, the Company had marketable securities of $1,917,693 with a cost of $1,982,110 At September 30, 2007, the Company had marketable securities of $2,162,025 with a cost of $1,996,999.

(d)           Rental Real Estate Properties

Rental real estate properties are stated at the lower of cost, net of accumulated amortization, and fair value. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If it is determined that the net recoverable amount of a rental real estate property is less than its carrying value, the rental real estate property is written down to its fair value. The fair value is determined using the current market values of the properties.  Current market values are determined based on the traditional present value method, in which a single set of estimated cash flows and a single interest rate are used.  Any impairment in value is recorded in the consolidated statement of operations.

Amortization of the rental real estate buildings is being provided for over the estimated useful life on a declining balance basis at 5% per annum.

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)           Translation of Foreign Currency
Assets, liabilities, revenue and expenses are translated at the rate of exchange in effect on the date of the transaction.  Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal year. The resulting gains and losses are included in the consolidated statement of operations.

(f)           Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short-term deposits with maturities of three months or less from dates of placement.  Cash and cash equivalents are classed as held-for-trading financial assets and are initially recognized at the fair value that is directly attributable to the acquisition or issue.  They are carried in the consolidated balance sheet at fair value with changes in fair value recognized in the consolidated statement of operations in the same period as incurred.

Marketable securities: The Company’s marketable securities consist of portfolio investments and are classified as trading securities. Marketable securities are recorded at fair value with both realized and unrealized gains and losses recognized on the consolidated statements of operations in the same period as incurred.

Other financial assets:  The Company’s accounts receivable consists primarily of rental receivables. Accounts, note and mortgage receivables are classified as loans and receivables.  These are non-derivative financial assets with fixed or determinable payments and are not quoted in an active market.  They are initially recognized at the fair value that is directly attributable to their acquisition or issue and subsequently carried at amortized cost using the effective interest rate method.  The effect of discounting on these financial instruments is not considered to be material.  All other gains or losses are recognized when the instrument is removed from the consolidated balance sheet.

Other financial liabilities: The Company’s other financial liabilities include accounts payable and accrued liabilities, long-term debt and retractable preference shares.

(i)  Accounts payable and accrued liabilities:  Accounts payable and accrued liabilities consist primarily of trade payables. They are initially recognized at the fair value that is directly attributable to their acquisition or issue and subsequently carried at amortized cost using the effective interest rate method.  The effect of discounting on these financial instruments is not considered to be material.

(ii)  Long-term debts consist of mortgages payable and are initially recognized at the fair value directly attributable to the issue of the instrument.  They are carried at amortized cost using the effective interest rate method.  Interest expense is recognized in the consolidated statement of operation in the same period as incurred.  All other gains or losses are recognized when the instrument is removed from the consolidated balance sheet.

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(f)           Financial Instruments (Continued)

(iii)  Financial instruments issued by the Company are treated as equity only to the extent that they do not meet the definition of a financial liability.  The Company’s retractable and redeemable Class A preference shares are redeemable for cash at the option of the holder, but also contain a conversion feature into Common shares of the Company.  Accordingly, the Company accounts for these shares as financial instruments with both elements of debt and equity on initial recognition.  The Company determined that the value attributable to the equity component was nominal.

The holder of the Class A preference shares has indicated that they will not exercise the retraction option within the next twelve months. The Company’s Common shares and Class B preference shares are classified as equity instruments.

(g)           Management of Financial Risks

The Company’s financial instruments consist primarily of cash and cash equivalents, marketable securities, note and mortgage receivable, accounts payable and accrued liabilities, long-term debt and retractable preference shares.  The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

Liquidity Risk

Liquidity risk arises from the Company’s management of working capital and principal repayments on its debt obligations. It is the risk that the Company will encounter difficulty in meeting it financial obligations as they fall due.

The Company’s objective is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due.  To achieve this aim, the Company seeks to maintain cash balances to meet expected requirements for a period of twelve months.  The Company also seeks to reduce liquidity risk by fixing interest rates on its long-term borrowings.  At the balance sheet date, the Company expected to have sufficient liquid resources to meet its obligations under all reasonable expected circumstances.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.  The Company has reduced its exposure to interest rate risk over the cash flows through the use of fixed rate instruments on certain of its financial liabilities.  The Company has not used derivative financial instruments to alter its exposure to interest rate risk.

The Company invests surplus cash in treasury bills and publicly traded corporate bonds, loans and mortgages receivable.  Certain long-term borrowings of the Company bear interest on a prime plus basis. In doing so, the Company exposes itself to fluctuations in interest rates that are inherent in such a market.  The net annualized effect for the year of a 0.5% decrease in the interest rate at the balance sheet date on these financial instruments would have resulted in a decrease in post-tax earnings of approximately $21,600 (2007 - $23,700).  A 0.5% increase in the interest rate would, on the same basis, have increased post-tax earnings by the same amount.

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)           Management of Financial Risks (Continued)

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at September 30, 2008 includes US$3,831,601 (September 30, 2007 – US$3,713,565).  Currency gains (losses) are reflected as a separate component of expenses.  The effect for the year of a $0.01 strengthening of the US Dollar against the Canadian Dollar on the Company’s US Dollar denominated money market instruments carried at the balance sheet date (all other variables held constant) would have resulted in an increase in post-tax earnings of approximately $25,500 (2007 - $24,700).  A $0.01 weakening in the exchange rate would, on the same basis, have decreased post-tax earnings by the same amount. At September 30, 2008, the Company had no outstanding foreign exchange commitments.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, rental receivables and investments.

(i) Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

(ii) Marketable securities held by reputable professional hedge fund managers can be withdrawn in any given month and therefore credit risk is considered minimal.

(iii) Credit risk on rental, note and mortgage receivables is minimized as a result of the collateral security held pursuant to legal agreements and leases.

(iv) The Company leases two of its properties to a single tenant accounting for approximately 24.5% of its current rental revenue which constitutes a significant credit concentration.  Both leases expire in 2011.

In 2008, the Company had two major leases that accounted for 43.7% and 19.1% respectively of total rent.  These leases expire between 2011 and 2016.

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)           Capital Management

The Company’s primary objective when managing capital is to create and maximize shareholder value through the expansion of its portfolio of income producing real estate and the growth of its investments.  The Company’s investment strategy is to capitalize on favourable real estate market conditions by acquiring properties that provide the Company with substantial rental income and the potential for future development and capital gain appreciation, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of long-term debt, Common and Class B preference share capital and accumulated retained earnings as well as its retractable and redeemable Class A preference shares which are classified as a financial liability.  There have been no changes in what the Company considers to be capital since the previous year.  The Company does not currently have a formal policy in governing any net debt to equity and net debt to total capitalization ratios.

As at September 30, the Company has complied with all externally imposed capital requirements.

(i)           Accounting Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period.  Actual results could differ from management's best estimates as additional information becomes available in the future.

(j)           Revenue Recognition

The Company adopted the straight-line method of recognizing rental revenue whereby the total amount of rental revenue to be received from such leases is accounted for on a straight-line basis over the term of lease.  Accordingly, accrued rent is recorded for the current difference between the straight line rent recorded as rental revenue and the rent that is contractually due from the tenants and has been included in accounts receivable.

Revenue from a real estate sale is recognized once all material conditions have been satisfied.

(k)           Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)           Stock-based Compensation and Other Stock-based Payments

The Company has a single Stock Option Plan (“The Plan”).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to Contributed Surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations.  As at September 30, 2008, the Company has no outstanding stock options.

(m)           Recent Accounting Pronouncements

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company will apply the amendments to Handbook Section 1000 commencing October 1, 2008.  The implementation of the amendments to Handbook Section 1000 will not have any impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company is currently assessing the impact of the new standard but does not believe it will have any impact on the Company’s results of operations, financial position and disclosures.

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(m)           Recent Accounting Pronouncements  (Continued)

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in the first quarter of 2011.  The Company is currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.\

3.           ACQUISITON OF WHOLLY-OWNED SUBSIDIARY

On June 27, 2008 the Company acquired 100% of Ninety Ontario Street Inc., a Toronto based real estate company, from First Ontario Investments Inc. (“First”), a related company, for a total consideration of $4,890,000 paid by the issuance of Class A retractable, redeemable preference shares.  Two of the directors of the Company are also officers/and or directors of First.  The acquisition has been accounted for using the purchase method.  Accordingly, the assets, liabilities, revenues and expenses of Ninety Ontario Street Inc. are consolidated with those of the Company from June 27, 2008.

The purchase was measured based on an independent valuation of the shares acquired, supported by an independent valuation of the underlying property owned by Ninety Ontario Street Inc.

Pursuant to Section 3863 of the CICA Handbook, a preferred share that gives the holder the right to require the issuer to redeem the share at or after a particular date for a fixed amount meets the definition of a financial liability and is classified as such.

The effect of the above transaction on these consolidated financial statements is as follows:

Current assets	$479,076
Rental real estate properties	5,708,788
6,187,864

Current liabilities	309,893
Future income taxes	1,059,906
1,369,799

Assets acquired, net of cash of $71,935	$4,818,065

4.           ACCOUNTS RECEIVABLE
	2008	2007
Accounts receivable	$736,281	$337,381
Due from companies under common control, trade	195,755	70,465
	$932,036	$407,846

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

5.	NOTE AND MORTGAGE RECEIVABLE
	2008	2007
Note receivable from a company under common control, bearing interest at prime plus 1% per annum, due on demand, secured by a general security agreement. Management currently has no intention of demanding payment within the next twelve months.	$249,000	$249,000
First mortgage receivable, with interest at floating rate at the greater of 9% or Toronto Dominion Bank Posted Bank Prime plus 3% per annum, due September 1, 2009.	365,125	-
	614,125	249,000
Less: Current portion	365,125	-
	$249,000	$249,000

6.           RENTAL REAL ESTATE PROPERTIES

		2008			2007
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Land	$5,362,462	$-	$5,362,462	$1,614,462	$-	$1,614,462
Building	14,621,190	3,419,728	11,201,462	11,684,451	2,179,520	9,504,931
	$19,983,652	$3,419,728	$16,563,924	$13,298,913	$2,179,520	$11,119,393

7.           ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
	2008	2007
Accounts payable, trade	$466,809	$279,998
Due to a company under common control, trade	8,415	-
	$475,224	$279,998

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

8.           LONG-TERM DEBT
	2008	2007
First mortgage bearing interest at prime plus 1.75% per annum, repayable in monthly payments of $5,217 plus interest with the balance due August 1, 2011.	$182,587	$245,187
First mortgage bearing interest at 6.52% per annum, repayable in blended monthly payments of $19,535 with the balance due December 1, 2007.	-	57,982
First mortgage bearing interest at 4.63% per annum, repayable in blended monthly payments of $25,005 with the balance due July 1, 2010.	2,736,570	2,906,671
First mortgage bearing interest at lender’s based rate plus 0.2% per annum, repayable in monthly payments of $4,453 plus interest with the balance due September 1, 2022.	743,782	795,147
	3,662,939	4,004,987
Less: Current portion	294,330	326,565
	$3,368,609	$3,678,442

The mortgages are collateralized by the specific security on the related land and buildings. The carrying value of the mortgages approximate their fair values.

The aggregate amount of payments on long-term debt required in the subsequent twelve-month periods to meet retirement provisions are as follows:

2009	$294,330
2010	2,674,326
2011	110,819
2012	53,436
2013	53,436
Thereafter	476,592
$3,662,939

9.           CAPITAL STOCK

On April 24, 2008 the Company filed Articles of Amendment to give effect to a reorganization of its share capital which was approved by shareholders at its annual and special meeting held on March 4, 2008.  The share capital reorganization resulted in the reclassification of the Company’s Subordinate Voting Shares, Class B Multiple Voting Shares and six classes of non-voting preferred shares into one class of voting Common Shares and non-voting convertible Class B Preference shares.  The transaction was accounted for at the carrying amount of the shares exchanged.

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.           CAPITAL STOCK (Continued)

In addition, as part of the articles of Amendment filed on April 24, 2008, the Company authorized the issuance of Class A preference shares, issuable in series.

(a)	Authorized

Unlimited                      Common Shares

Unlimited                      Class A preference shares, issuable in series:

Series 1 – non-voting, non-participating, redeemable and retractable at $15.00 per share, 8% cumulative, convertible into either Common shares at the rate of 20 Common shares or 300 Class B Preference shares for each Class A Preference share

Unlimited                      Class B preference shares
non-voting, non-participating, redeemable at $0.05, $0.0024 non-cumulative,convertible until July 15, 2008 into Common shares at the rate of 1 Common share for each 15 Class B Preference shares
(b)	Issued

i)   Retractable Preference Shares
	2008	2007
326,000 Class A preference shares, Series 1	$4,890,000	$-

Cumulative dividends in arrears	101,819	-
	$4,991,819	$-
ii)  Capital Stock
	2008	2007
Post Reorganization
19,339,211 Common shares	$9,983,862	$-
26,274,918Class B preference shares	2,150,684	-

Pre Reorganization
18,309,381Class A shares	-	7,844,347
489,176Class B shares	-	1,846,910
1,688,221Class C preferred shares, Series 1	-	1,304,248
2,475,009Class D preferred shares, Series 1	-	247,400
810,059Class D preferred shares, Series 2	-	217,501
119,252Class E preferred shares	-	487,900
632,493Class F preferred shares, Series 1	-	632,493
1,938,210Series 1 preference shares	-	553,146
	$12,134,546	$13,133,945

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.           CAPITAL STOCK (Continued)

(c)	Transactions

	Common		Class A preference, Series 1
	Number	Amount	Number	Amount

Balance at September 30, 2006 and 2007	-	$-	-	$-

Shares issued on reorganization	18,920,879	9,691,258	-	-

Reorganization costs, net of future taxes		(221,021)		-

Shares issued on acquisition of Subsidiary (Note 3)			326,000	4,890,000
Shares issued on conversion of Class B preference shares	418,332	513,625	-	-

Balance at September 30, 2008	19,339,211	$9,983,862	326,000	$4,890,000

	Class B preference		Class A
	Number	Amount	Number	Amount
Balance at September 30, 2006 and 2007	-	$-	18,309,373	$7,844,347
Adjustment per transfer agent*	-	-	8	-

Shares issued on reorganization	32,549,880	2,664,309	-	-

Shares exchanged on reorganization	-	-	(18,309,381)	(7,844 347)
Shares surrendered on conversion into Common shares	(6,274,962)	(513,625)	-	-

Balance at September 30, 2008	26,274,918	$2,150,684	-	$-

	Class B		Class C, Series 1
	Number	Amount	Number	Amount
Balance at September 30, 2006 and 2007	484,102	$1,846,910	1,704,115	$1,304,248
Adjustment per transfer agent*	5,074	-	(15,894)	-

Shares exchanged on reorganization	(489,176)	(1,846,910)	(1,688,221)	(1,304,248)

Balance at September 30, 2008	-	$-	-	$-

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

9.           CAPITAL STOCK (Continued)

	Class D, Series 1		Class D, Series 2
	Number	Amount	Number	Amount

Balance at September 30, 2006 and 2007	2,475,009	$247,400	810,059	$217 501
Shares exchanged on reorganization	(2,475,009)	(247,400)	(810,059)	(217,501)

Balance at September 30, 2008	-	$-	-	$-

(c)           Transactions (Continued)

	Class E		Class F
	Number	Amount	Number	Amount
Balance at September 30, 2006 and 2007	115,258	$487,900	632,493	$632,493
Adjustment per transfer agent*	3,994	-	-	-

Shares purchased for cancellation from shareholders dissenting to reorganization	-	-	(612,493)	(612,493)

Shares exchanged on reorganization	(119,252)	(487,900)	(20,000)	(20,000)

Balance at September 30, 2008	-	$-	-	$-

	Series 1 preference
	Number	Amount
Balance at September 30, 2006 and 2007	1,935,256	$553,146
Adjustment per transfer agent*	2,954	-

Shares purchased for cancellation from shareholders dissenting to reorganization	(581,259)	(165,886)

Shares exchanged on reorganization	(1,356,951)	(387,260)

Balance at September 30, 2008	-	$-

*This adjustment represents the difference in the Pre-Reorganization Share Capital as set forth in the opening balance from that recorded by the Transfer Agent.  The difference is due to a change in the method used by the Transfer Agent in calculating the number of shares to be issued with respect to shares not yet exchanged from prior merger transactions.

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

10.           INCOME TAXES

	2008	2007

Current	$79,319	$356,076
Future recovery	(233,307)	(78,662)
	$(153,988)	$277,414
The difference between the effective tax rate for continuing operations and the combined basic federal and provincial tax rate is explained as follows:
	2008	2007
	%	%
Income taxes computed at statutory combined basic income tax rates	34.1	36.1
Non-deductible items	26.3	0.2
Non-taxable portion of capital gains and dividends	(25.7)	(17.4)
Change in future tax rate applied	(130.4)	(4.1)
Other	(7.9)	9.2
Effective income tax provision	(103.6)	24.0
A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles is noted as follows:
	2008	2007

Future tax assets:
Capital and non-capital loss carry-forwards	$-	$8,076
Cumulative eligible capital	142,308	84,200
Foreign exchange	74,000	112,000
Marketable securities	29,129	-
Other	24,205	50,472
	269,642	254,749
Less: Current portion	104,940	113,358
	$164,702	$141,391
Future tax liabilities:
Rental real estate properties	$2,148,598	$1,062,111
Marketable securities	-	41,425
Other	75,717	80,258
	2,224,315	1,183,794
Less: Current portion	-	41,425
	$2,224,315	$1,142,369

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

11.	EARNINGS PER SHARE CALCULATION

Earnings per share have been calculated based on the following:
	2008	2007
Numerator:
Net earnings for the year	$302,6594	$879,584
Dividends to preferred shares holders	-	(70,342)
Net earnings for the year for basic and fully diluted earnings per share available to common shareholders	$302,659	$809,242
Denominator:
Weighted average number of shares outstanding	18,922,155	18,793,385
Effect of dilutive securities
Potential conversion of Class B preference shares	231,862	-
	19,154,017	18,793.385
Earnings per share

Basic	$0.02	$0.04

Fully diluted	$0.02	$0.04

The effect on the 2008 earnings per share of the conversion of Class A preference shares is anti-dilutive and therefore not disclosed.

The effect on the 2007 earnings per share of the conversion of Class F preferred shares is anti-dilutive and therefore not disclosed.

12.	CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash and cash equivalents
Cash and cash equivalents consist of cash balances with banks and investments in money market instruments. Cash and cash equivalents included in the statement of cash flows are comprised of the following balance sheet amounts:

	2008	2007

Cash balances with banks	$246,864	$171,434
Money market instruments	6,577,843	7,764,612
Total cash and cash equivalents	$6,824,707	$7,936,046

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

-  -

GENTERRA INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007
(Expressed in Canadian Dollars)

13.	RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Significant related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

The Company received rents of $1,027,954 (2007 - $1,385,414) from companies of which directors and officers are also directors and/or officers of the Company.

The Company received interest of $19,584 (2007 - $24,273) from a company of which the President is also a director, officer and majority shareholder.

Administration fees of $200,000 (2007 - $200,000) were paid to a company of which a director and officer is also a director and officer of the Company.

Property management fees of $136,800 (2007 - $110,000) were paid to a company of which directors and officers are also directors and/or officers of the Company.

Consulting fees of $36,000 (2007 - $36,000) were paid to the President of the Company for services rendered.

A bonus of $150,000 (2007 - $Nil) was paid to an officer of the Company for services rendered.

14.           SEGMENTED INFORMATION

The Company operates in one reportable industry segment, real estate rentals, with all properties located in Ontario, Canada.

-  -

GENTERRA INC.

CONSOLIDATED BALANCE SHEET

	(Unaudited) June 30 2009	September 30 2008

ASSETS

CURRENT
Cash and cash equivalents	$7,726,343	$6,824,707
Marketable securities	1,774,493	1,917,693
Accounts receivable	598,927	932,036
Prepaid expenses	377,727	191,529
Current portion of note and mortgage receivable	363,975	365,125
Future income taxes	59,953	104,940
	10,901,418	10,336,030

NOTE AND MORTGAGE RECEIVABLE	249,000	249,000

RENTAL REAL ESTATE PROPERTIES	16,301,939	16,563,924

FUTURE INCOME TAXES	138,735	164,702
	$27,591,092	$27,313,656

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$507,210	$475,224
Income taxes payable	120,742	20,985
Current portion of long-term debt	300,546	294,330
	928,498	790,539

LONG-TERM DEBT	3,142,420	3,368,609

FUTURE INCOME TAXES	2,165,101	2,224,315

RETRACTABLE PREFERENCE SHARES	5,284,415	4,991,819
	11,520,434	11,375,282

SHAREHOLDERS’ EQUITY

CAPITAL STOCK	12,134,546	12,134,546

RETAINED EARNINGS	3,936,112	3,803,828
	16,070,658	15,938,374
	$27,591,092	$27,313,656

-  -

GENTERRA INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unaudited)

	Nine months ended June 30		Three months ended June 30
	2009	2008	2009	2008

Balance, beginning of period	$3,803,828	$3,657,589	$3,781,430	$3,892,356

Excess of cost of shares purchased from dissenting shareholders for cancellation	-	(156,420)	-	(156,40)
	3,803,828	3,501,169	3,781,430	3,735,936

Net earnings (loss) for the period	132,284	215,303	154,682	(19,464)
Balance, end of period	$3,936,112	$3,716,472	$3,936,112	$3,716,472

-  -

GENTERRA INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

		Nine months ended June 30		Three months ended June 30
		2009	2008	2009	2008

REVENUE
Rent		$2,323,872	$1,712,793	$784,667	$488,687
Investment income		28,912	260,304	243,626	88,070
		2,352,784	1,973,097	1,028,293	576,757
EXPENSES
Administrative and general		359,061	424,344	89,477	127,629
(Gain) loss on foreign exchange		(459,823)	(91,698)	8,425	25,525
Rental real estate operating expenses		1,279,701	890,212	392,121	255,595
		1,178,939	1,222,858	490,023	408,749

Earnings before the following		1,173,845	750,239	538,270	168,008

Amortization		455,775	389,155	156,784	125,311
Dividends on retractable preference shares		292,596	-	97,532	-
Interest on long-term debt		125,303	156,485	39,360	48,997
		873,674	545,640	293,676	174,308

Earnings (loss) before income taxes		300,171	204,599	244,594	(6,300)

Income taxes (recovered)	Current	156,147	28,388	53,137	(29,984)
Future		11,740	(39,092)	36,775	43,148
		167,887	(10,704)	89,912	13,164

NET EARNINGS (LOSS) FOR THE PERIOD, ALSO BEING COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD		$132,284	$215,303	$154,682	$(19,464)

EARNINGS PER SHARE

Basic		$0.007	$0.011	$0.008	$(0.001)

Fully diluted		$0.007	$0.011	$0.008	$(0.001)

Weighted average number of shares

Basic		19,339,211	18,801,768	19,339,211	18,827,010

Fully diluted		19,339,211	18,944,543	19,339,211	18,827,010

The effect on the 2009 Fiscal year-to-date and third quarter earnings per share of the conversion of the Class A preference shares is anti-dilutive and therefore not disclosed.

The effect on the 2008 Fiscal year-to-date and third quarter earnings per share of the conversion of the Class A preference shares is anti-dilutive and therefore not disclosed.

The effect on the 2008 third quarter earnings per share of the potential conversion of the Class B preference shares is anti-dilutive and therefore not disclosed.

-  -

GENTERRA INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	Nine months ended June 30		Three months ended June 30
	2009	2008	2009	2008
OPERATING ACTIVITIES
Net earnings (loss) for the period	$132,284	$215,303	$154,682	$(19,464)
Unrealized (gain) loss on marketable securities	104,169	(59,706)	(201,542)	(47,953)
Unrealized (gain) loss on foreign exchange	(8,332)	(93,889)	8,637	23,334
Amortization	455,775	389,155	156,784	125,311
Dividends on retractable preference shares	292,596	-	97,532	-
Future income taxes	11,740	(39,092)	36,775	43,148
	988,232	411,771	252,868	124,376
Change in non-cash components of working capital
Accounts receivable	333,109	(118,508)	95,098	(16,586)
Income taxes recoverable	-	(55,332)	-	(55,332)
Prepaid expenses and deposits	(186,198)	66,847	(76,590)	115,017
Accounts payable and accrued liabilities	31,986	95,463	17,260	(37,893)
Income taxes payable	99,757	(22,950)	84,473	(13,406)
	1,266,886	377,291	373,109	116,176
FINANCING ACTIVITIES
Purchase of shares from dissenting shareholders for cancellation	-	(934,799)	-	(934,799)
Reorganization costs incurred	-	(295,240)	-	(295,240)
Repayment of long-term debt	(219,973)	(269,728)	(73,832)	(71,825)
	(219,973)	(1,499,767)	(73,832)	(1,301,864
INVESTING ACTIVITIES
Cash acquired from acquisition of subsidiary	-	71,935	-	71,935
Change in marketable securities	39,031	45,525	(3,986)	19,720
Expenditures on rental real estate properties	(193,790)	-	(165,940)	-
Decrease in investment in note and mortgage receivable	1,150	-	52,900	-
	(153,609)	117,460	(117,026)	91,655

UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	8,332	93,889	(8,637)	(23,334)

CHANGE IN CASH AND CASH EQUIVALENTS	901,636	(911,127)	173,614	(1,117,367)

Cash and cash equivalents at beginning of period	6,824,707	7,936,046	7,552,729	8,142,286

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$7,726,343	$7,024,919	$7,726,343	$7,024,919

-  -

Cash and cash equivalents consist of cash balances with banks, and investments in money market instruments.
Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks	$316,349	$228,573
Money market instruments	7,409,994	6,796,346
Total cash and cash equivalents	$7,726,343	$7,024,919

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Supplementary cash flow information

Income taxes paid	$115,113	$122,507	$11,353	$43,580
Interest paid	$127,950	$158,647	$39,748	$54,434

Non-cash transaction
Non-cash consideration paid on acquisition of subsidiary
Issuance of retractable preference shares	$-	$4,890,000	$-	$4,890,000

-  -

GENTERRA INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below.  These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended September 30, 2008.

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company applied the amendments to Handbook Section 1000 commencing October 1, 2008.  The implementation of the amendments to Handbook Section 1000 does not have any impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The implementation of this new standard does not have any impact on the Company’s results of operations, financial position and disclosures.

The Emerging Issues Committee (“EIC”) issued a new abstract on January 20, 2009, concerning the measurement of financial assets and financial liabilities (“EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”) (the “Abstract”).  The Abstract was issued to consider the diversity in practice as to whether an entity’s own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial instruments.  The Committee reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities.  The Abstract is effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of the Abstract with retrospective application without restatement of prior periods.  The Company applied the new Abstract at the beginning of its current fiscal year.  The implementation does not have a significant impact on the Company’s results of operations, financial position and disclosures.

Recent Accounting Pronouncements

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

-  -

GENTERRA INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to adopt the amendments recently issued by the IASB to International Financial Reporting Standard 7, “Financial Instruments” Disclosures” (“IFRS 7”), in March 2009.  These amendments are applicable to publicly accountable enterprises and those private enterprises, co-operative business enterprises, rate-regulated enterprises and not-for-profit organizations that choose to apply Section 3862.  The amendments were made to enhance disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk of financial instruments.  The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009, with early adoption permitted.  To provide relief for preparers, and consistent with IFRS 7, the CICA decided that an entity need not provide comparative information for the disclosures required by the amendments in the first year of application.  The Company will apply these amendments for its 2010 annual consolidated financial statements.  The impact of the amendments to the fair value measurement and liquidity risk disclosure requirements of the Company are not expected to be significant.

Transition to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in its first fiscal quarter of 2011.  The Company continues the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the ISAB and the AcSB.

Financial Instruments – Risks and Risk Management

The Company’s financial instruments consist primarily of cash and cash equivalents, marketable securities, note and mortgage receivable, accounts payable and accrued liabilities, long-term debt and retractable preference shares.  The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

Liquidity Risk

Liquidity risk arises from the Company’s management of working capital and principal repayments on its debt obligations. It is the risk that the Company will encounter difficulty in meeting its financial obligations as they fall due.

The Company’s objective is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due.  To achieve this aim, the Company seeks to maintain cash balances to meet expected requirements for a period of twelve months.  The Company also seeks to reduce liquidity risk by fixing interest rates on its long-term borrowings.  At the balance sheet date, the Company expected to have sufficient liquid resources to meet its obligations under all reasonable expected circumstances.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates.  The Company has reduced its exposure to interest rate risk over the cash flows through the use of fixed rate instruments on certain of its financial liabilities.  The Company has not used derivative financial instruments to alter its exposure to interest rate risk.

The Company invests surplus cash in treasury bills and publicly traded corporate bonds, loans and mortgages receivable.  Certain long-term borrowings of the Company bear interest on a prime plus basis. In doing so, the Company exposes itself to fluctuations in interest rates that are inherent in such a market.  The net annualized effect for the year of a 0.5% decrease in the interest rate at the balance sheet date on these financial instruments would have resulted in a decrease in post-tax earnings of approximately $25,000 (September 30, 2008 - $21,600).  A 0.5% increase in the interest rate would, on the same basis, have increased post-tax earnings by the same amount.

-  -

GENTERRA INC.

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at June 30, 2009 includes US$84,330 (September 30, 2008 – US$3,831,601).  Currency gains (losses) are reflected as a separate component of expenses.  The net annualized effect for the year of a $0.01 strengthening of the US Dollar against the Canadian Dollar on the Company’s US Dollar denominated money market instruments carried at the balance sheet date (all other variables held constant) would have resulted in an increase in post-tax earnings of approximately $1,000 (September 30, 2008 - $25,500).  A $0.01 weakening in the exchange rate would, on the same basis, have decreased post-tax earnings by the same amount. At June 30, 2009, the Company had no outstanding foreign exchange commitments.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.

Capital Management

The Company’s primary objective when managing capital is to create and maximize shareholder value through the expansion of its portfolio of income producing real estate and the growth of its investments.  The Company’s investment strategy is to capitalize on favourable real estate market conditions by acquiring properties that provide the Company with substantial rental income and the potential for future development and capital gain appreciation, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of long-term debt, Common and Class B preference share capital and accumulated retained earnings as well as its retractable and redeemable Class A preference shares which are classified as a financial liability.  There have been no changes in what the Company considers to be capital since the end of the previous fiscal year.  The Company does not currently have a formal policy in governing any net debt to equity and net debt to total capitalization ratios.

As at June 30, 2009, the Company has complied with all externally imposed capital requirements.

Proposed Amalgamation

The Company previously announced that its directors have approved a business combination by way of a proposed amalgamation with Consolidated Mercantile Incorporated, a company whose shares are traded on the Toronto Stock Exchange.  The transaction is subject to the approval of the shareholders of both companies and the approval of the regulatory authorities.

-  -

SCHEDULE 3

FINANCIAL STATEMENTS OF CMI

BDO Dunwoody LLP

Chartered Accountants And Advisors

Royal Bank Plaza
P.O. Box 32
Toronto  Ontario  Canada  M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

Auditors’ Report

To the Shareholders of Consolidated Mercantile Incorporated

We have audited the consolidated balance sheet of Consolidated Mercantile Incorporated (“CMI”) as at December 31, 2008 and the consolidated statement of retained earnings, the consolidated statement of accumulated other comprehensive loss, the consolidated statement of operations and other comprehensive income and the consolidated statement of cash flows for the fiscal year then ended.  These consolidated financial statements are the responsibility of CMI’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CMI as at December 31, 2008 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year financial statements were audited by another firm of Chartered Accountants, who expressed an unqualified opinion in their report dated February 29, 2008.

(Signed) BDO Dunwoody LLP

CHARTERED ACCOUNTANTS, LICENSED PUBLIC ACCOUNTANTS

Toronto, Ontario
March 23, 2009

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

-  -

AUDITORS’ REPORT

To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of Consolidated Mercantile Incorporated as at December 31, 2007 and 2006 and the consolidated statements of retained earnings, accumulated other comprehensive loss, operations and other comprehensive income and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

KRAFT BERGER LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
February 29, 2008

-  -

                CONSOLIDATED MERCANTILE INCORPORATED
                CONSOLIDATED BALANCE SHEETS
                AS AT DECEMBER 31
                (Expressed in Canadian Dollars)

ASSETS	2008	2007

Current
Cash and cash equivalents	$14,178,399	$10,961,412
Short-term investments	2,880,094	5,461,581
Accounts receivable	20,797	26,351
Prepaid expenses	49,010	23,446
Notes receivable (Note 3)	99,935	832,459
	17,228,235	17,305,249
Investments (Note 4)	292,427	378,746
Notes receivable (Note 3)	-	457,513
	$17,520,662	$18,141,508
                LIABILITIES
Current
Accounts payable and accrued liabilities	$121,181	$693,078
Income taxes payable	839,565	849,469
	960,746	1,542,547
Deferred gain (Note 5)	42,050	420,953
	1,002,796	1,963,500
                SHAREHOLDERS' EQUITY
Capital stock (Note 6)
Issued and outstanding
315,544Class A Preference shares	141,826	141,826
5,076,407Common shares (2007 – 5,081,207)	2,688,939	2,691,481
	2,830,765	2,833,307
Contributed surplus	59,411	59,411
Retained earnings	13,627,690	13,285,290
	16,517,866	16,178,008
	$17,520,662	$18,141,508
                See accompanying notes to consolidated financial statements.
APPROVED ON BEHALF OF THE BOARD:
“Fred A. Litwin” Director	“Stan Abramowitz” Director
                Fred A. Litwin                                                                                                                                                        Stan Abramowitz

-  -

                CONSOLIDATED MERCANTILE INCORPORATED
                CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                FOR THE YEARS ENDED DECEMBER 31
                (Expressed in Canadian Dollars)

	2008	2007	2006

BALANCE AT BEGINNING OF YEAR, as previously stated	$13,285,290	$9,839,400	$18,979,164
Unrealized gain on short-term investments, net of taxes (Note 1)	-	237,135	-
BALANCE AT BEGINNING OF YEAR, as restated	13,285,290	10,076,535	18,979,164
Excess of cost of shares purchased for cancellation over stated value	(4,963)	-	(10,628)

Net earnings (loss) for the year	347,363	3,208,755	(9,129,136)
BALANCE AT END OF YEAR	$13,627,690	$13,285,290	$9,839,400

                CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE LOSS
                FOR THE YEARS ENDED DECEMBER 31

	2008	2007	2006
BALANCE AT BEGINNING OF YEAR, as previously stated	$-	$-	$-
Share of accumulated unrealized exchange loss of significantly influenced company (Note 1)	-	(757,088)	(1,048,467)
BALANCE AT BEGINNING OF YEAR, as restated	-	(757,088)	(1,048,467)
Other comprehensive income for the year	-	757,088	291,379
BALANCE AT END OF YEAR	$-	$-	$(757,088)

See accompanying notes to consolidated financial statements.

-  -

                CONSOLIDATED MERCANTILE INCORPORATED
                CONSOLIDATED STATEMENTS OF OPERATIONS
                AND OTHER COMPREHENSIVE INCOME
                FOR THE YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2008	2007	2006
REVENUE
Interest income	$361,211	$194,304	$225,617
Investment income (loss)	(1,045,628)	359,629	(217,608)
	(684,417)	553,933	8,009
EXPENSES (Schedule)	(1,062,193)	1,426,177	505,759
EARNINGS (LOSS) FROM OPERATIONS BEFORE THE FOLLOWING	377,776	(872,244)	(497,750)
Equity earnings (loss) of significantly influenced companies	4,572	(723,175)	(783,926)
Gain on dilution of investment in former equity investee	-	67,881	-
Gain on sale of investment in former consolidated subsidiary	-	130,850	-
Gain on sale of investment in former equity investee	-	5,272,151	-
Write-down of investment in significantly influenced company	(31,000)	(140,000)	-
Write-down of investment in former equity investee	-	-	(991,732)
	(26,428)	4,607,707	(1,775,658)
EARNINGS (LOSS) BEFORE INCOME TAXES	351,348	3,735,463	(2,273,408)
Income taxes (recovery) (Note 9)	3,985	(20,325)	700,263
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	347,363	3,755,788	(2,973,671)
Loss from discontinued operations, net of taxes (Note 11)	-	(1,186,997)	(1,343,646)
Share of earnings (loss) from discontinued operation of former equity investee, net of taxes	-	639,964	(4,811,819)
	-	(547,033)	(6,155,465)
NET EARNINGS (LOSS) FOR THE YEAR	347,363	3,208,755	(9,129,136)
Other comprehensive income (loss), net of taxes
Share of unrealized exchange gain (loss) of former equity investee	-	(321,100)	54,766
Reclassification of unrealized exchange gain of former equity investee to earnings	-	1,078,188	236,613
Other comprehensive income	-	757,088	291,379
COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$347,363	$3,965,843	$(8,837,757)
EARNINGS (LOSS) PER SHARE (Note 7)
Earnings (loss) per share from continuing operations Basic and diluted	$0.07	$0.74	$(0.59)
Loss per share from discontinued operations Basic and diluted	$0.00	$(0.11)	$(1.21)
Earnings (loss) per share Basic and diluted	$0.07	$0.63	$(1.80)
See accompanying notes to consolidated financial statements.

-  -

CONSOLIDATED MERCANTILE INCORPORATED
SCHEDULE TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in Canadian Dollars)

	2008	2007	2006

EXPENSES
Administrative and general	$536,873	$1,083,445	$540,036
(Gain) loss on foreign exchange	(1,657,741)	342,732	(34,277)
Impairment loss on note receivable, net (Notes 3 & 5)	58,675	-	-
	$(1,062,193)	$1,426,177	$505,759

See accompanying notes to consolidated financial statements.

-  -

                CONSOLIDATED MERCANTILE INCORPORATED
                CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31
               (Expressed in Canadian Dollars)

2008	2007	2006
                CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$347,363	$3,755,788	$(2,973,671)
Items not affecting cash (Note 8(a))	308,631	(4,450,662)	2,551,569
Change in non-cash components of working capital (Note 8(b))	(601,815)	579,038	19,722
	54,179	(115,836)	(402,380)
Funds provided by discontinued operations	-	8,012	-
	54,179	(107,824)	(402,380)

                FINANCING ACTIVITIES
Purchase of common shares for cancellation	(7,505)	-	(17,674)

                INVESTING ACTIVITIES
Decrease (increase) in note receivable to former consolidated subsidiary	-	1,082,459	(250,000)
Decrease (increase) in notes receivable	752,459	(1,289,972)	-
Decrease (increase) in short-term investments	2,349,827	1,634,870	(2,802,839)
Proceeds from disposal of investment in former consolidated subsidiary, net	-	420,954	-
Proceeds from disposal of investment in former equity investee, net	-	6,003,795	-
Proceeds from redemption of shares in significantly influenced company	59,891	-	-
	3,162,177	7,852,106	(3,052,839)
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	8,136	(356,272)	11,306
CHANGE IN CASH AND CASH EQUIVALENTS	3,216,987	7,388,010	(3,461,587)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,961,412	3,573,402	7,034,989
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 8(c))	$14,178,399	$10,961,412	$3,573,402

               SUPPLEMENTARY CASH FLOW INFORMATION
               FROM CONTINUING OPERATIONS:
Income taxes paid	$75,983	$24,241	$41,516

                NON-CASH TRANSACTIONS (Note 3)
Non-cash consideration received on sale of former consolidated subsidiary	$-	$457,513	$-
                See accompanying notes to consolidated financial statements.

-  -

                CONSOLIDATED MERCANTILE INCORPORATED
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                DECEMBER 31, 2008, 2007 AND 2006
                (Expressed in Canadian Dollars)

Consolidated Mercantile Incorporated (“the Company”) is a management holding company whose shares are traded on the Toronto Stock Exchange.   The Company recently announced that the directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the Toronto Venture Exchange.  The transaction is subject to the approval of shareholders of both companies and the approval of regulatory authorities.  In the interim, the Company’s working capital is held in a combination of cash and liquid marketable securities with risk-adjusted returns.

These consolidated financial statements include the accounts of the Company and 2041804 Ontario Inc., a wholly- owned subsidiary.

1.           CHANGES IN ACCOUNTING POLICIES

Fiscal 2008

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”.  These new standards replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation” and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages these risks.  These new standards have been adopted by the Company effective January 1, 2008.

The CICA has issued Handbook Section 1535 “Capital Disclosures”.  This section establishes standards for disclosures of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.  These new standards have been adopted by the Company effective January 1, 2008.

Fiscal 2007

The Canadian Institute of Chartered Accountants (“CICA”) issued the following accounting standards:  Handbook Section 1530: Comprehensive Income, Handbook Section 3251: Equity, Handbook Section 3855: Financial Instruments – Recognition and Measurement, Handbook Section 3861: Financial Instruments – Disclosure and Presentation, Handbook Section 3865: Hedges, and Handbook Section 1506: Accounting Changes.  These new standards were adopted by the Company on January 1, 2007.

The impact of adoption of CICA Handbook Sections 1530, 3251, 3855, and 3861 in 2007 was as follows:

The Company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $237,135, net of taxes, to the opening balance of Retained Earnings for financial instruments classified as held-for-trading that were not previously recorded at fair value; and (ii) the recognition of $757,088 (2006 - $1,048,467) to the opening balance of Accumulated Other Comprehensive Loss related to the Company’s share of unrealized exchange loss of significantly influenced company.

The adoption of Sections 1506 and 3865 had no impact on the Company’s 2007 consolidated financial statements.

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary company. Inter-company balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents

The Company’s cash equivalents consist primarily of investments in short-term deposits, with maturity of three months or less from dates of placements.

(c)           Short-term Investments

Short-term investments consist of managed funds which invest in marketable securities. These investments are classified as held-for-trading.  Fair value of short-term investments is based on the net asset value of the underlying funds.

(d)           Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

(e)           Translation of Foreign Currency

(i) Assets, liabilities, revenue and expenses denominated in foreign currency are translated at the rate of exchange in effect on the date of the transaction.  Monetary assets and liabilities are translated at the rates of exchange in effect at the end of the fiscal year. The resulting gains and losses are included in the consolidated statement of operations.

(ii) The Company’s former investment in its foreign operations (former equity investee) was of a self-sustaining nature.  Accordingly, assets and liabilities of foreign operations were translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses were translated at average rates for the year.  Related foreign currency translation adjustments were recorded as a separate component of shareholders’ equity in accumulated other comprehensive income (loss).

(f)           Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that the rate changes.

(g)           Accounting Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period.  Estimates made by management include impairment assessment of notes receivable and the basis for current and future income taxes.  Actual results could differ from management's best estimates as additional information becomes available in the future.

(h)           Revenue Recognition

Interest income is recognized on an accrual basis.  Investment transactions are recorded on the transaction date and any realized gains and losses are recognized using the average cost of the investment.

(i)           Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings (loss) per share is computed using the weighted average of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method.

(j)           Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 6 (c).  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method.  Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to contributed surplus.  Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations.  As at December 31, 2008, the Company has no outstanding stock options.

(k)           Financial Instruments

The following methods and assumptions are used by the Company in determining the recognition, measurement and disclosures for financial instruments.

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short-term deposits with maturities of three months or less from dates of placement.  Cash and cash equivalents are classed as held-for-trading financial assets and are initially recognized at the fair value that is directly attributable to the acquisition or issue.  They are carried in the consolidated balance sheet at fair value with changes in fair value recognized in the consolidated statement of operations in the same period as incurred.

Short-term investments: The Company’s short-term investments consist of portfolio investments and are classified as trading securities. Short-term investments are recorded at fair value with both realized and unrealized gains and losses recognized on the consolidated statement of operations in the same period as incurred.

Other financial assets: The Company’s other financial assets consist primarily of long-term investments and note receivable.

Note receivable is classified as loans and receivables.  This is a non-derivative financial asset with fixed or determinable payments and is not quoted in an active market.  This note is initially recognized at the fair value which is determined by discounting the cash flows using the current fair market value rate and subsequently carried at amortized cost using the effective interest rate method, less provision for impairment.  Interest income and impairment write-downs are recognized on the consolidated statement of operations in the same period as incurred.  All other gains or losses are recognized when the instrument is removed from the consolidated balance sheet.

Other financial liabilities: The Company’s other financial liabilities include accounts payable and accrued liabilities.  Accounts payable and accrued liabilities consist primarily of trade payables. They are initially recognized at the fair value that is directly attributable to their acquisition or issue and subsequently carried at amortized cost using the effective interest rate method.  The effect of discounting on these financial instruments is not considered to be material.

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)           Management of Financial Risks

The Company’s financial instruments that are subject to financial risks disclosures consist primarily of cash and cash equivalents, short-term investments, note receivable, and accounts payable and accrued liabilities. The Company is exposed to various risks as it relates to these financial instruments. There have not been any changes in the nature of risks or the process of managing these risks from previous periods.  The risks and processes for managing the risks are set out below:

Liquidity Risk

Liquidity risk arises from the Company’s management of working capital.  It is the risk that the Company will encounter difficulty in meeting it financial obligations as they fall due.

The Company’s objective is to ensure that it will always have sufficient cash to allow it to meet its liabilities when they become due.  To achieve this aim, the Company seeks to maintain cash balances to meet expected requirements for a period of twelve months.  At the balance sheet date, the Company expected to have sufficient liquid resources to meet its obligations under all reasonable expected circumstances.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The Company has not used derivative financial instruments to alter its exposure to interest rate risk.

The Company invests surplus cash in treasury bills, publicly traded corporate bonds and loans receivable.  In doing so, the Company exposes itself to fluctuations in interest rates that are inherent in such a market.  The net annualized effect for the year of a 0.5% decrease in the interest rate at the balance sheet date on these financial instruments would have resulted in a decrease in post-tax earnings of approximately $47,000 (2007 - $37,000).  A 0.5% increase in the interest rate would, on the same basis, have increased post-tax earnings by the same amount.

Currency Risk

Currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results.  Cash and cash equivalents as at December 31, 2008 includes US$35,892 (December 31, 2007 – US$8,773,972).  Currency gains (losses) are reflected as a separate component of expenses.  The effect for the year of a $0.01 strengthening of the US Dollar against the Canadian Dollar on the Company’s US Dollar denominated amounts carried at the balance sheet date (all other variables held constant) would have resulted in an increase in post-tax earnings of approximately $240 (2007 - $58,000).  A $0.01 weakening in the

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)                      Management of Financial Risks (continued)

exchange rate would, on the same basis, have decreased post-tax earnings by the same amount. At December 31, 2008, the Company had no outstanding foreign exchange commitments.

Other Price Risk

Other price risk is the risk that the market value or future cash flows of financial instruments will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk).  The Company moderates this risk through a careful selection and diversification of securities and other financial instruments within the limits of the Company’s objectives and strategy.  Price fluctuations of the global equity markets could impact the performance of the Company’s short-term investments.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments.

(i) Cash and cash equivalents are maintained with several financial institutions.  Deposits held with banks may exceed the amount of insurance provided on such deposits.  Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

(ii) Short-term investments held by reputable professional hedge fund managers can be withdrawn in any given month and therefore credit risk is considered minimal.

(m)           Capital Management

The Company’s primary objective when managing capital is to create and maximize shareholder value through internal growth of investments and acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with the potential for sales of complementary products.  The Company’s investment strategy, which has been applied successfully in the past, is to assist operating units in taking advantage of their strengths by investment in and by the provision of management and merchant banking services, with the objective of creating added value to the Company and its shareholders.

The Company considers its total capitalization to consist of shareholders’ equity. There have been no changes in what the Company considers to be capital since the previous year. The Company does not have a formal policy in measuring any net debt to equity and net debt to total capitalization ratios as the Company does not currently have any debt obligations.

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As at December 31, 2008, the Company has no externally imposed capital requirements.

(n)           Recent Accounting Pronouncements

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company will apply the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 are not expected to have a significant impact on the Company’s results of operations, financial position and disclosures.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company is currently assessing the impact of the new standard but does not believe it will have a significant impact on the Company’s results of operations, financial position and disclosures.

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in the first quarter of 2011.  The Company is currently in the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the International Accounting Standards Board and the AcSB.  While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

3.           NOTES RECEIVABLE
	2008	2007
Note receivable, bearing interest at prime plus 2% per annum, due on demand, secured by a general security agreement.	$-	$216,409
Note receivable, bearing interest at 10% per annum, due on demand, secured by a general security agreement.	-	616,050
Note receivable, non-interest bearing, discounted at 17.5%, repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009 and each anniversary thereafter. The note is secured by the shares of a former consolidated subsidiary, Distinctive Designs Furniture Inc. (“Distinctive”).	537,513	457,513
	537,513	1,289,972
Allowance for doubtful accounts	(437,578)	-
	99,935	1,289,972
Less: Current portion	99,935	832,459
	$-	$457,513

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years, Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes the above reserve is appropriate.  As a result, the deferred gain on the sale of this investment has also been adjusted (Note 5).

4.           INVESTMENTS
	2008	2007
Investment in significantly influenced company Common shares – at equity (1.5%) This is a public company with significant interest in real estate properties located in Ontario, Canada which shares are not actively traded. As a result, the market value does not reflect the underlying value of this investment. (market value 2008 - $62,805; 2007- $135,917)	$292,427	$378,746

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

5.           DEFERRED GAIN

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on January 15, 2009.  The note is secured by shares of Distinctive. This note is only due and payable in any given year if Distinctive continues its business. Under Emerging Issues Committee Abstract 79, the gain on sale is only recognized in the statement of operations to the extent it is realized.  Accordingly, $420,953 of the gain on the sale has been deferred at December 31, 2007.

Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believes a reserve on the promissory note is appropriate. As a result, the deferred gain has been adjusted and the reduction of $378,903 has been set off against the impairment loss on note receivable and included in expenses on the consolidated statement of operations (Note 3).

6.           CAPITAL STOCK

(a)           Authorized

Unlimited	Class A Preference shares, $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable by the Company

Unlimited                      Preference shares, issuable in series

Unlimited                      Common shares

(b)	Issued
	Common Shares		Class A Preference Shares
	# of Shares	$ Value	# of Shares	$ Value
Balance at December 31, 2005	5,094,507	2,698,527	315,544	141,826
Repurchase for cancellation	(13,300)	(7,046)	-	-
Balance at December 31, 2006 and 2007	5,081,207	2,691,481	315,544	141,826
Repurchase for cancellation	(4,800)	(2,542)	-	-
Balance at December 31, 2008	5,076,407	2,688,939	315,544	141,826

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

6.           CAPITAL STOCK (continued)

During the year, the Company repurchased 4,800 (2007 – Nil; 2006 - 13,300) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $7,505 (2007 -$Nil; 2006 - $17,674).  The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

(c)	Stock Options

The Company has a single Stock Option Plan.  The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business.  The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted.  Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted.  The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant.

The number of shares reserved for issuance under the Stock Option Plan is currently limited to 500,000 common shares at an option price not less than the market price at the date of issuance.

As at December 31, 2008, the Company has no outstanding stock options.

	2008	2007	2006	2008	2007	2006
Beginning of year	-	-	190,000	$-	$-	$2.29
Expired	-	-	(190,000)	$-	$-	$2.29
End of year	-	-	-	$-	$-	$-

(d)           Share Purchase Warrants

Pursuant to long-term debt repayment options, the Company issued share purchase warrants entitling the holders to purchase Common shares at an exercise price of $3.00 per Common share.   These share purchase warrants expired on September 7, 2006.

	Number of Warrants
	2008	2007	2006
Beginning of year	-	-	226,665

Expired	-	-	(226,665)
End of year	-	-	-

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

7.           EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	2008	2007	2006

Numerator:
Earnings (loss) from continuing operations	$347,363	$3,755,788	$(2,973,671)
Loss from discontinued operations, net of taxes	-	(1,186,997)	(1,343,646)
Share of earnings (loss) from discontinued operations of significantly influenced company	-	639,964	(4,811,819)
Loss from discontinued operations	-	(547,033)	(6,155,465)
Numerator for basic and diluted earnings per share available to Common shareholders	$347,363	$3,208,755	$(9,129,136)
Denominator:
Weighted average number of participating shares outstanding and denominator for basic and diluted earnings (loss) per share	5,077,717	5,081,207	5,089,964
Earnings (loss) per share

Earnings (loss) per share from continuing operations
Basic and diluted	$0.07	$0.74	$(0.59)
Loss per share from discontinued operations
Basic and diluted	$0.00	$(0.11)	$(1.21)
Earnings (loss) per share
Basic and diluted	$0.07	$0.63	$(1.80)

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

8.           CONSOLIDATED STATEMENTS OF CASH FLOWS
	2008	2007	2006
(a) Items not affecting cash:
Unrealized (gain) loss on short-term investments	$231,664	$(179,984)	$-
Unrealized (gain) loss on foreign exchange	(8,136)	356,272	(11,306)
Impairment loss on note receivable, net (Notes 3 & 5)	58,675	-	-
Write-down of short-term investments	-	-	91,799
Equity (earnings) loss of significantly influenced companies	(4,572)	723,175	783,926
Gain on dilution of investment in former equity investee	-	(67,881)	-
Gain on sale of investment in former consolidated subsidiary	-	(130,850)	-
Gain on sale of investment in former equity investee	-	(5,272,151)	-
Write-down of investment in significantly influenced company	31,000	140,000	-
Write-down of investment in former equity investee	-	-	991,732
Future income taxes (recovery)		(19,243)	695,418
	$308,631	$(4,450,662)	$2,551,569
(b)Change in non-cash components of working capital:
Decrease (increase) in accounts receivable	$5,554	$(4,706)	$26,526
(Increase) decrease in prepaid expenses	(25,564)	395	46,789
(Decrease) increase in accounts payable and accrued liabilities	(571,901)	587,587	(39,297)
Decrease in income taxes payable	(9,904)	(4,238)	(14,296)
	$(601,815)	$579,038	$19,722

(c)Cash and cash equivalents:
                    Cash and cash equivalents consist of cash balances with banks and investments in money market instruments. Cash and cash equivalents included in the statement of cash flows are comprised of the following balance sheet amounts:

Cash balances with banks	$48,606	$38,209	$63,807
Money market instruments	14,129,793	10,923,203	3,509,595
Total cash and cash equivalents	$14,178,399	$10,961,412	$3,573,402

Money market instruments consist primarily of investments in short term deposits with reputable Canadian financial institutions bearing interest at approximately 1% per annum with maturities of three months or less.

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

9.           INCOME TAXES

The Company’s income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 33.5% (2007 – 36.1%; 2006 – 36.1%) to income as described below:

	2008	2007	2006

Income tax computed at statutory combined basic income tax rates	$117,701	$1,348,503	$(820,700)
Increase (decrease) in income tax resulting from:
Non-deductible items	19,683	(1,708)	78
Non-taxable equity items	8,853	287,101	641,012
Non-taxable portion of capital (gain) loss	(167,643)	(1,347,181)	67,209
Re-valuation of future tax benefits previously recognized (not recognized)	-	(289,000)	602,000
Future tax benefits not recognized	26,500	-	220,000
Other	(1,109)	(18,040)	(9,336)
Effective income tax provision (recovery)	$3,985	$(20,325)	$700,263

The components of income taxes are as follows:

	2008	2007	2006

Current (recovery)	$3,985	$(1,082)	$4,845
Future (recovery)	-	(19,243)	695,418
	$3,985	$(20,325)	$700,263

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

9.           INCOME TAXES  (continued)

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

	2008	2007
Non-current future income tax assets
Non-capital loss carry-forwards	$511,000	$526,500
Marketable securities	26,500	-
Valuation allowance	(537,500)	(526,500)
Total future income tax assets	$-	$-

The Company has non-capital loss carry-forwards of approximately $1,548,000 of which $468,000 expires in 2014, $493,000 expires in 2015, $585,000 expires in 2026 and $2,000 expires in 2027.  No future income tax assets have been recognized in respect of these non-capital losses carry-forward.

10.           RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management.  The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

Administration and management fees of $240,000 (2007 - $240,000; 2006 - $240,000) were paid to a company of which directors, officers and/or shareholder are also directors and officers of the Company.

On December 31, 2007, upon the completion of the Company’s disposition of its investment interest in Polyair Inter Pack Inc., a bonus payment of $500,000 (2006 - $Nil) became payable to officers of the Company.  The amount was included in accounts payable and accrued liabilities as at December 31, 2007 and was paid during 2008.

The Company’s former consolidated subsidiary (Note 11) made furniture sales of $Nil (2007 - $Nil; 2006 - $131,903) to its former fifty percent owned equity investee company.

The Company’s former consolidated subsidiary (Note 11) paid rent of $Nil (2007 - $211,598; 2006 - $355,206) to a company of which directors and officers are also directors and/or officers of the Company.

The Company’s former consolidated subsidiary (Note 11) paid management fees of $Nil (2007 - $26,000; 2006 - $72,000) to a company of which directors, officers and/or shareholder are also directors and/or officers of the Company.

-  -

CONSOLIDATED MERCANTILE INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008, 2007 AND 2006
(Expressed in Canadian Dollars)

11.           DISCONTINUED OPERATIONS (2007)

Effective December 28, 2007, the Company sold all of its shares and all of the debt owed by Distinctive, a consolidated subsidiary, to Distinctive’s other major shareholder.  Accordingly, the operating results of Distinctive have been classified by the Company as discontinued operations and comparative figures have been restated.

The following table provides information with respect to the amounts included in the results of discontinued operations for Distinctive:

	2007	2006

Sales	$18,990,737	$30,262,368
Loss before income taxes	$(2,473,725)	$(2,431,725)
Income tax (recovery)	(55,000)	267,218
Loss before non-controlling interest	(2,418,725)	(2,698,943)
Non-controlling interest	1,231,728	1,355,297
Loss from discontinued operations	$(1,186,997)	$(1,343,646)
Supplementary cash flow information from discontinued operations:
Interest paid	$674,673	$406,030

-  -

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

	(Unaudited)
	September 30	December 31
	2009	2008
ASSETS
CURRENT
Cash and cash equivalents	$14,600,154	$14,178,399
Short-term investments	2,356,661	2,880,094
Accounts receivable	1,220	20,797
Prepaid expenses	429,358	49,010
Note Receivable (see Note)	-	99,935
	17,387,393	17,228,235

INVESTMENTS	295,626	292,427
	$17,683,019	$17,520,662

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$301,749	$121,181
Income taxes payable	1,118,585	839,565
	1,420,334	960,746

DEFERRED GAIN	-	42,050
	1,420,334	1,002,796

SHAREHOLDERS’ EQUITY

CAPITAL STOCK	2,830,765	2,830,765

CONTRIBUTED SURPLUS	59,411	59,411

RETAINED EARNINGS	13,372,509	13,627,690
	16,262,685	16,517,866
	$17,683,019	$17,520,662

-  -

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	(Unaudited)
	Nine months ended September 30		Three months ended September 30
	2009	2008	2009	2008

Balance, beginning of period	$13,627,690	$13,285,290	$13,391,272	$13,357,269

Excess of cost of shares purchased for cancellation over stated value	-	(4,963)	-	-
	13,627,690	13,280,327	13,391,272	13,357,269

Net earnings (loss) for the period	(255,181)	9,131	(18,763)	(67,811)
Balance, end of period	$13,372,509	$13,289,458	$13,372,509	$13,289,458

-  -

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

	(Unaudited)
	Nine months ended September 30		Three months ended September 30
	2009	2008	2009	2008
REVENUE
Interest income	$87,214	$271,731	$23,814	$88,253
Investment income (loss)	344,047	(464,263)	117,894	(394,787)
	431,261	(192,532)	141,708	(306,534)
EXPENSES
Administrative and general	663,706	410,614	141,221	114,314
(Gain) loss on foreign exchange	1,766	(638,680)	777	(380,707)
Impairment loss on note receivable	57,000	-	19,000	-
	722,472	(228,066)	160,998	(266,393)

EARNINGS (LOSS) FROM OPERATIONS BEFORE THR FOLLOWING	(291,211)	35,534	(19,290)	(40,141)

Equity earnings (loss) of significantly influenced company	3,199	2,436	2,027	(428)

EARNINGS (LOSS) BEFORE INCOME TAXES	(288,012)	37,970	(17,263)	(40,569)

Income taxes (recovered)	9,219	1,600	1,500	3
	-	27,239	-	27,239
	9,219	28,839	1,500	27,242
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(297,231)	9,131	(18,763)	(67,811)

Deferred gain recognized on sale of former consolidated subsidiary	42,050	-	-	-

NET EARNINGS (LOSS) FOR THE PERIOD, ALSO BEING COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(255,181)	$9,131	$(18,763)	$(67,811)

EARNINGS PER SHARE

Earnings (loss) per share from continuing operations
Basic and diluted	$(0.06)	$0.00	$0.00	$(0.01)

Earnings (loss) per share from discontinued operations
Basic and diluted	0.01	0.00	0.00	0.00

Earnings (loss) per share
Basic and diluted	$(0.05)	$0.00	$0.00	$(0.01)

Weighted average number of shares
Basic and diluted	5,076,407	5,078,156	5,076,407	5,076,407

-  -

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

	(Unaudited)
	Nine months ended September 30		Three months ended September 30
	2009	2008	2009	2008
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$(297,231)	$9,131	$(18,763)	$(67,811)
Unrealized (gain) loss on marketable securities	(37,167)	100,707	(63,256)	139,469
Unrealized (gain) loss on foreign exchange	840	(636,292)	487	(389,977)
Equity (earnings) loss of significantly influenced company	(3,199)	(2,436)	(2,027)	428
Accretion interest on discounted note receivable	(57,000)	(60,000)	(19,000)	(20,000)
Impairment loss on note receivable	57,000	-	19,000	-
Future income taxes	-	27,239	-	27,239
	(336,757)	(561,651)	(83,559)	(310,652)
Change in non-cash components of working capital
Decrease in accounts receivable	19,577	9,927	9,307	18,125
(Increase) decrease in prepaid expenses	(380,348)	(22,527)	(200,379)	10,295
Increase (decrease) in accounts payable and accrued liabilities	180,568	(549,599)	181,156	18,745
Increase (decrease) in income taxes payable	279,020	(7,339)	28,742	(11,787)
	(237,940)	(1,131,189)	(64,733)	(275,274)
FINANCING ACTIVITIES
Purchase of common shares for cancellation	-	(7,505)	-	-

INVESTING ACTIVITIES
Decrease (increase) in short-term investments	560,600	1,892,284	(47,506)	3,009,667
Decrease in notes receivable	99,935	832,459	-	-
Proceeds on redemption of shares of significantly Influenced company	-	59,891	-	-
	660,535	2,784,634	(47,506)	3,009,667
UNREALIZED FOREIGN EXCHANGE GAIN (LOSS) ON CASH BALANCES	(840)	636,292	(487)	389,977

CHANGE IN CASH POSITION	421,755	2,282,232	(112,726)	3,124,370

Cash and cash equivalents, beginning of period	14,178,399	10,961,412	14,712,880	10,119,274

CASH AND CASH EQUIVALENTS, END OF PERIOD	$14,600,154	$13,243,644	$14,600,154	$13,243,644

Cash and cash equivalents consist of cash balances with banks, and investments in money market instruments.
Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks	$30,831	$32,236
Money market instruments	14,569,323	13,211,408
Total cash and cash equivalents	$14,600,154	$13,243,644

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Supplementary cash flow information

Income taxes paid	$24,824	$62,500	$-	$30,000

-  -

CONSOLIDATED MERCANTILE INCORPORATED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements except as noted below.  These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the year ended December 31, 2008.

In February 2008, the CICA issued amendments to Handbook Section 1000, “Financial Statement Concepts” to clarify the criteria for recognition of an asset and the timing of expense recognition.  The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  The Company applied the amendments to Handbook Section 1000 commencing January 1, 2009.  The implementation of the amendments to Handbook Section 1000 does not have any impact on the Company’s results of operations, financial position and disclosures as these amendments are clarifications on the application of Handbook Section 1000.

In February 2008, the CICA issued a new accounting standard, Handbook Section 3064, concerning goodwill and intangible assets. The new section replaces the existing guidance on goodwill and other intangible assets and research and development costs.  The new section provides additional guidance on measuring the cost of goodwill and intangible assets. The new standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The implementation of this new standard does not have any impact on the Company’s results of operations, financial position and disclosures.

The Emerging Issues Committee (“EIC”) issued a new abstract on January 20, 2009, concerning the measurement of financial assets and financial liabilities (“EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”) (the “Abstract”).  The Abstract was issued to consider the diversity in practice as to whether an entity’s own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial instruments.  The Committee reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities.  The Abstract is effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of the Abstract with retrospective application without restatement of prior periods.  The Company applied the new Abstract at the beginning of its current fiscal year.  The implementation does not have a significant impact on the Company’s results of operations, financial position and disclosures.

Recent Accounting Pronouncements

In January 2009, the CICA issued new accounting standards, Handbook Section 1582 “Business Combinations”, Handbook Section 1602 “Non-Controlling Interests”, and Handbook Section 1601 “Consolidated Financial Statements”, which are based on the International Accounting Standards Board’s (“IASB”) International Financial Reporting Standard 3, “Business Combinations”.  The new standards replace the existing guidance on business combinations and consolidated financial statements.  The objective of the new standards is to harmonize Canadian accounting for business combinations with the international and U.S. accounting standards.  The new standards are to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  Assets and liabilities that arose from business combinations whose acquisition dates preceded the application of the new standards shall not be adjusted upon application of these new standards.  Section 1602 should be applied retrospectively except for certain items. The Company is currently assessing the impact these new standards may have on its results of operations, financial position and disclosures.

On April 29, 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding/amending paragraphs regarding the application of effective interest method to previously impaired financial assets and embedded prepayment options.  The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 with early adoption permitted. These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

-  -

CONSOLIDATED MERCANTILE INCORPORATED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

On August 20, 2009, the CICA issued various amendments to Section 3855. “Financial Instruments”, and Section 3025, “Impaired Loans”.  The amendments include changing the categories into which debt instruments are required and permitted to be classified and eliminating the distinction between debt securities and other debt instruments.  As a result, debt instruments not quoted in an active market may be classified as loans and receivables, and impairment will be assessed using the same model for impaired loans.  Loans and receivables that the company intend to sell immediately or in the near term must be classified as held-for-trading and loans and receivables for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, must be classified as available-for-sale.  The amendments also permit reclassifying assets from the held-for-trading and available-for-sale categories into the loans and receivables category under specified circumstances.  They also require reversing an impairment loss relating to an available-for-sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized.  These amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to adopt the amendments recently issued by the IASB to International Financial Reporting Standard 7, “Financial Instruments” Disclosures” (“IFRS 7”).  These amendments are applicable to publicly accountable enterprises and those private enterprises, co-operative business enterprises, rate-regulated enterprises and not-for-profit organizations that choose to apply Section 3862.  The amendments were made to enhance disclosures about fair value measurements, including the relative reliability of the inputs used in those measurements, and about the liquidity risk of financial instruments.  The amendments are effective for annual financial statements for fiscal years ended after September 30, 2009, with early adoption permitted.  To provide relief for preparers, and consistent with IFRS 7, the CICA decided that an entity need not provide comparative information for the disclosures required by the amendments in the first year of application.  The Company will apply these amendments for its 2009 annual consolidated financial statements.  The impact of the amendments to the fair value measurement and liquidity risk disclosure requirements of the Company are not expected to be significant.

Transition to International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board (“AcSB”) confirmed that the adoption of IFRS would be effective for the interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable profit-oriented enterprises.  IFRS will replace Canada’s current GAAP for these enterprises.  Comparative IFRS information for the previous fiscal year will also have to be reported.  These new standards will be effective for the Company in its first fiscal quarter of 2011.  The Company continues the process of evaluating the potential impact of IFRS to our consolidated financial statements. This will be an ongoing process as new standards and recommendations are issued by the ISAB and the AcSB.

Note receivable

Effective December 28, 2007, the Company sold all of its investment interest in Distinctive Designs Furniture Inc. (“Distinctive”) to Distinctive’s other major shareholder.  The proceeds from the sale of the shares was satisfied by a promissory note issued by the purchaser.  The note which is non-interest bearing has been discounted and is repayable in ten equal consecutive annual instalments of $100,000, with the first instalment due on and paid in 2009.  The note is secured by the shares of Distinctive.  This note is only due and payable in any given year if Distinctive continues its business.  Over the past number of years, Distinctive incurred substantial operating losses.  Distinctive continues to be impacted by a difficult retail environment as a result of competitive market conditions and the poor global economy and accordingly, management of the Company believe the reserve is appropriate.
	September 30, 2009	December 31, 2008
Note receivable, non-interest bearing, discounted at 17.5%	$494,578	$537,513
Allowance for doubtful accounts	(494,578)	(437,578)
	-	99,935
Less: current portion	-	99,935
	$-	$-

-  -

CONSOLIDATED MERCANTILE INCORPORATED

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method.  Whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable, the investment will be written down to its fair value.  Any impairment in value is recorded in the consolidated statement of operations.

Investments as at September 30, 2009 and December 31, 2008 consist of the following:

	September 30, 2009	December 31, 2008
Investment in significantly influenced company – at equity (1.5%)	$ 295,626	$ 292,427

Comparative Figures

Certain 2008 figures have been reclassified from statements previously presented to conform to the presentation of the 2009 unaudited interim financial statements.

Proposed Amalgamation

The Company previously announced that its directors have approved a business combination by way of a proposed amalgamation with Genterra Inc., a company whose shares are traded on the TSX Venture Exchange.  The transaction is subject to the approval of the shareholders of both companies and the approval of the regulatory authorities.

-  -

SCHEDULE 4

PRO FORMA FINANCIAL STATEMENTS
AMALCO
PRO FORMA CONSOLIDATED BALANCE SHEET
SEPTEMBER 30, 2009
(Unaudited)
	Consolidated
	Mercantile	Genterra
	Incorporated	Inc.	Adjustments		AMALCO

	September 30,	June 30,
	2009	2009
ASSETS
CURRENT
Cash and cash equivalents	$14,600,154	$7,726,343	$(138,839)	(d)	$22,187,658
Marketable securities	2,356,661	1,774,493	(159)	(b)	4,130,995
Accounts receivable	1,220	598,927	168,992	(f)	769,139
Prepaid expenses	429,358	377,727	(539,289)	(f)	267,796
Current portion of note and mortgage receivable	-	363,975	-		363,975
Future income taxes	-	59,953	-		59,953
	17,387,393	10,901,418	(509,295)		27,779,516

NOTE AND MORTGAGE RECEIVABLE	-	249,000	-		249,000

INVESTMENTS	295,626	-	(295,626)	(c)	-

RENTAL REAL ESTATE PROPERTIES	-	16,301,939	3,258,278	(a)	19,560,217

FUTURE INCOME TAXES	-	138,735	154,625	(f)
			326,859	(a)	620,219
	$17,683,019	$27,591,092	$2,934,861		$48,208,952
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$301,749	$507,210	$129,703	(f)	$938,662
Income taxes payable	1,118,585	120,742	-		1,239,327
Current portion of long-term debt	-	300,546	-		300,546
	1,420,334	928,498	129,703		2,478,535

LONG-TERM DEBT	-	3,142,420	-		3,142,420

FUTURE INCOME TAXES	-	2,165,101	862,208	(a)	3,027,309

RETRACTABLE PREFERENCE SHARES	-	5,284,415	-		5,284,415
	1,420,334	11,520,434	991,911		13,932,679
SHAREHOLDERS’ EQUITY

CAPITAL STOCK	2,830,765	12,134,546	6,659,041	(a)
			(13)	(b)
			(150,805)	(c)
			(141,826)	(d)
			(345,375)	(f)	20,986,333

CONTRIBUTED SURPLUS	59,411	-	2,987	(d)	62,398

RETAINED EARNINGS	13,372,509	3,936,112	(3,936,112)	(a)
			(146)	(b)
			(144,821)	(c)	13,227,542
	16,262,685	16,070,658	1,942,930		34,276,273
	$17,683,019	$27,591,092	$2,934,861		$48,208,952

-  -

AMALCO
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTH PERIOD
(Unaudited)

		Consolidated
		Mercantile	Genterra
		Incorporated	Inc.	Adjustments		AMALCO
		Twelve	Twelve
		Months	Months
		Ended	Ended
		December 31,	September 30,
		2008	2008

REVENUE
Rent		$-	$2,613,587	$-		$2,613,587
Investment income (loss)		(684,417)	169,571	-		(514,846)
		(684,417)	2,783,158	-		2,098,741
EXPENSES
Administrative and general		595,548	782,709	-		1,378,257
Gain on foreign exchange		(1,657,741)	(264,872)	-		(1,922,613)
Rental real estate operating expenses		-	1,266,062	-		1,266,062
		(1,062,193)	1,783,899	-		721,706

EARNINGS BEFORE THE FOLLOWING		377,776	999,259	-		1,377,035

Amortization		-	544,633	160,733	(h)	705,366
Dividends on retractable preference shares		-	101,819	-		101,819
Interest on long-term debt		-	204,136	-		204,136
		-	850,588	160,733		1,011,321
EARNINGS (LOSS) BEFORE THE UNDERNOTED		377,776	148,671	(160,733)		365,714

Equity earnings of significantly influenced Company		4,572	-	(4,572)	(g)	-
Write-down of investment in significantly Influenced company		(31,000)	-	31,000	(g)	-
		(26,428)	-	26,428		-

EARNINGS (LOSS) BEFORE INCOME TAXES		351,348	148,671	(134,305)		365,714

Income taxes	- current	3,985	79,319	-		83,304
- future		-	(233,307)	(46,613)	(h)	(279,920)
		3,985	(153,988)	(46,613)		(196,616)

NET EARNINGS (LOSS) FOR THE YEAR		$347,363	$302,659	$(87,692)		$562,330

EARNINGS PER SHARE

Earnings per share
Basic						$0.054
Diluted						$0.046

Weighted average number of common shares
Basic						10,367,243
Diluted						12,179,803

-  -

AMALCO
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTH PERIOD
(Unaudited)
		Consolidated
		Mercantile	Genterra
		Incorporated	Inc.	Adjustments		Amalco
		Nine	Nine
		Months	Months
		Ended	Ended
		September 30,	June 30,
		2009	2009
REVENUE
Rent		$-	$2,323,872	$-		$2,323,872
Investment income (loss)		431,261	28,912	-		460,173
		431,261	2,352,784	-		2,784,045
EXPENSES
Administrative and general		663,706	359,061	-		1,022,767
Gain on foreign exchange		1,766	(459,823)	-		(458,057)
Impairment loss on note receivable		57,000	-	-		57,000
Rental real estate operating expenses		-	1,279,701	-		1,279,701
		722,472	1,178,939	-		1,901,411

EARNINGS BEFORE THE FOLLOWING		(291,211)	1,173,845	-		882,634

Amortization		-	455,775	120,550	(h)	576,325
Dividends on retractable preference shares		-	292,596	-		292,596
Interest on long-term debt		-	125,303	-		125,303
		-	873,674	120,550		994,224
EARNINGS (LOSS) BEFORE THE UNDERNOTED		(291,211)	300,171	(120,550)		(111,590)

Equity earnings of significantly influenced Company		3,199	-	(3,199)	(g)	-
		3,199	-	(3,199)		-
EARNINGS (LOSS) BEFORE INCOME TAXES		(288,012)	300,171	(123,749)		(111,590)

Income taxes	- current	9,219	156,147	-		165,366
- future		-	11,740	(34,960)	(h)	(23,220)
		9,219	167,887	(34,960)		142,146

NET EARNINGS (LOSS) FOR THE PERIOD		$(297,231)	$132,284	$(88,789)		$(253,736)
LOSS PER SHARE

Loss per share
Basic and diluted						$(0.024)

Weighted average number of common shares
Basic and diluted						10,367,243

-  -

AMALCO
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Unaudited)

1.	BASIS OF PRESENTATION

On March 9, 2009 Consolidated Mercantile Incorporated (“CMI”) and Genterra Inc. (“Genterra”) announced that their respective boards of Directors have approved a business combination by way of a proposed amalgamation of the two companies (“AMALCO”).

These unaudited pro forma consolidated financial statements have been prepared to give effect to the proposed amalgamation.  These unaudited pro forma consolidated financial statements have been prepared on the basis that the shareholders of CMI and Genterra will receive shares of common stock of AMALCO exchange for their shares.

These unaudited pro forma consolidated financial statements have been compiled from and include:

(a)
An unaudited pro forma consolidated balance sheet as at September 30, 2009 combining the unaudited balance sheet of CMI as at September 30, 2009 with the unaudited balance sheet of Genterra as at June 30, 2009, giving effect to the transaction as if it had occurred on September 30, 2009.

(b)
An unaudited pro forma consolidated statement of operations combining the audited statement of operations of CMI for the year ended December 31, 2008 with the audited statement of operations of Genterra for the year ended September 30, 2008, giving effect to the transaction as if it had occurred on January 1, 2008.

(c)
An unaudited pro forma consolidated statement of operations combining the unaudited statement of operations of CMI for the nine month period ended September 30, 2009 with the unaudited statement of operations of Genterra for the nine month period ended June 30, 2009, giving effect to the transaction as if it occurred October 1, 2008.

The unaudited pro forma consolidated financial statements have been compiled using significant accounting policies as set out in the audited financial statements of CMI and Genterra for the years ended December 31, 2008 and September 30, 2008, respectively.  The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and the notes thereto of CMI and Genterra described above.

It is management’s opinion that these unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the transaction described in Note 2 in accordance with Canadian generally accepted accounting principles.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the proposed amalgamation been effected on the dates indicated.  Furthermore, the unaudited pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. For accounting purposes, the measurement of the purchase consideration in the unaudited pro forma consolidated financial statement information is based on the fair value of the shares of CMI. The final purchase price allocation will be based on the value of the shares on the date of the amalgamation.  Any final adjustments may change the allocation of the purchase price which could affect the fair value assigned to assets and liabilities and could result in a change to the unaudited pro forma consolidated financial statements.  In addition, the impact of integration activities, the timing of the completion of the amalgamation and other changes in the net tangible and intangible assets prior to the amalgamation, which have not been incorporated into these unaudited pro forma consolidated financial statements, could cause material differences in the information presented.

-  -

AMALCO
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Unaudited)

2.           AMALGAMATION

On March 9, 2009 CMI and Genterra announced that their respective boards of Directors have approved a business combination by way of a proposed amalgamation of the two companies (“AMALCO”).  The unaudited pro-forma consolidated balance sheet gives effect to the proposed amalgamation of CMI and Genterra as if the amalgamation had occurred on December 31, 2008 on the following basis:

-	The unaudited pro-forma consolidated balance sheet has been prepared using Canadian generally accepted accounting principles.

-           The Class A Preference shares of CMI will be redeemed prior to the amalgamation.

-
The amalgamation will be accounted for as a purchase transaction with CMI as the acquirer of Genterra. Therefore, the net assets of CMI are recorded in the accounts of AMALCO at their carrying values and the net assets of Genterra are recorded in the accounts of AMALCO at their fair market values.

-	For accounting purposes, the measurement of the purchase consideration in the unaudited pro forma consolidated financial statement information is based on the fair value of the shares of CMI.

-           The preliminary purchase price allocation is subject to change and is summarized as follows:

Purchase price:
Issued 326,000 Class A preference shares in exchange for Genterra Class A Preference shares	$5,284,415
Issued 26,274,918 Class B preference shares in exchange for Genterra Class B Preference shares	1,313,746
Issued 5,290,860 Common shares in exchange for Genterra Common shares	16,983,661
Shares of Genterra Inc. owned by Consolidated Mercantile Incorporated	150,805
Estimated transaction costs and expenses, net of future income taxes of $154,625	345,375
Total	$24,078,002

Net assets acquired:
Current assets	$10,901,418
Notes and mortgages receivable	249,000
Rental real estate properties	19,560,217
Future income taxes	465,594
$31,176,229

Current liabilities	928,498
Long-term debt	3,142,420
Future income taxes	3,027,309
7,098,227
Net assets acquired	$24,078,002

-  -

AMALCO
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Unaudited)

3.           Pro forma assumptions and adjustments

The unaudited pro forma consolidated financial statements incorporate the following pro forma assumptions:

(a)	To record the issuance of Capital stock in accordance with the Amalgamation Agreement between Consolidated Mercantile Incorporated and Genterra Inc. dated April 27, 2009.

(b)	24 Common shares of Consolidated Mercantile Incorporated held by Genterra are eliminated

(c)	292,117 Common shares of Genterra Inc. held by Consolidated Mercantile are eliminated

(d)	The Consolidated Mercantile Incorporated Class A Preference shares are redeemed in accordance with the amalgamation agreement.

(e)	Income taxes payable have been reclassified against income taxes recoverable

(f)	Total amalgamation costs have been estimated at $500,000 of which $370,297 had been paid as at the date of these pro forma financial statements.

(g)	To eliminate the equity pick-up of Genterra by Consolidated Mercantile Incorporated

(h)	To adjust amortization to be based on purchase cost of buildings and future income taxes thereon

-  -

AMALCO
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2009
(Unaudited)

4.           Pro forma share capital

The remaining outstanding shares of the amalgamating companies will be exchanged for shares of AMALCO as follows:
	Outstanding Exchange		Shares of AMALCO	Capital
	Shares	Ratios	Common	Common

Common
CMI	5,076,383	1 for 1	5,076,383	$ 2,688,926

Common
Genterra	19,047,094	1 for 3.6	5,290,860	16,983,661
			10,367,243	$ 19,672,587

Preferred
	Outstanding Exchange		Shares of AMALCO		Capital
	Shares	Ratios	Class A	Class B	Class A	Class B

Class A
Genterra	326,000	1 for 1	326,000		$ 5,284,415

Class B
Genterra	26,274 918	1 for 1		26,274,918		$ 1,313,746
			326,000	26,274,918	$ 5,284,415	$ 1,313,746

5.           Pro forma earnings per share

Pro forma basic earnings per share has been calculated based on number of common shares of AMALCO issued in these pro forma consolidated financial statements.
	Nine month period ended September 30, 2009	Year ended December 31, 2008
Pro forma weighted average number of AMALCO common shares outstanding	10,367,243	10,367,243
Pro forma net earnings (loss)	$ (253,736)	$ 526,330
Pro forma adjusted basic earnings (loss) per share	$(0.024)	$0.054
Pro forma adjusted diluted earnings (loss) per share	$(0.024)	$0.046

-  -

SCHEDULE 5

DISSENT RIGHTS

Section 185 of the Business Corporations Act (Ontario)

Rights of dissenting shareholders

185.  (1)                      Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)           amalgamate with another corporation under sections 175 and 176;

(d)           be continued under the laws of another jurisdiction under section 181; or

(e)           sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent. R.S.O. 1990, c. B.16, s. 185 (1).

Idem

(2)           If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)	clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)           subsection 170(5) or (6). R.S.O. 1990, c. B.16, s. 185 (2).

One class of shares

(2.1)           The right to dissent described in subsection (2) applies even if there is only one class of shares. 2006, c.34, Sched. B, s.35.

Exception

(3)           A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)	amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)
deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986. R.S.O. 1990, c.B.16, s.185(3).

Shareholder’s right to be paid fair value

(4)           In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. R.S.O. 1990, c.B.16, s. 185(4).

No partial dissent

(5)           A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder. R.S.O. 1990, c.B.16, s. 185(5).

Objection

(6)           A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent. R.S.O. 1990, c.B.16, s. 185(6).

Idem

(7)           The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6). R.S.O. 1990, c.B.16, s. 185(7).

Notice of adoption of resolution

(8)           The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection. R.S.O. 1990, c. B.16, s. 185(8).

Idem

(9)           A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights. R.S.O. 1990, c. B.16, s. 185(9).

Demand for payment of fair value

(10)           A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)           the shareholder’s name and address;

(b)           the number and class of shares in respect of which the shareholder dissents; and

(c)           a demand for payment of the fair value of such shares. R.S.O. 1990, c.B.16, s. 185(10).

Certificates to be sent in

(11)           Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent. R.S.O. 1990, c.B.16, s. 185(11).

Idem

(12)           A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section. R.S.O. 1990, c.B.16, s. 185(12).

Endorsement on certificate

(13)           A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder. R.S.O. 1990, c.B.16, s. 185(13).

Rights of dissenting shareholder

(14)           On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)
the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee. R.S.O. 1990, c.B.16, s. 185(14).

-  -

Offer to pay

(15)           A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)
a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c.B.16, s. 185(15).

Idem

(16)           Every offer made under subsection (15) for shares of the same class or series shall be on the same terms. R.S.O. 1990, c.B.16, s. 185(16).

Idem

(17)           Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made. R.S.O. 1990, c.B.16, s. 185(17).

Application to court to fix fair value

(18)           Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder. R.S.O. 1990, c.B.16, s. 185(18).

Idem

(19)           If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow. R.S.O. 1990, c.B.16, s. 185(19).

Idem

(20)           A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19). R.S.O. 1990, c.B.16, s. 185(20).

Costs

(21)           If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders. R.S.O. 1990, c.B.16, s. 185(21).

-  -

Notice to shareholders

(22)           Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)           has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions. R.S.O. 1990, c.B.16, s. 185(22).

Parties joined

(23)           All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application. R.S.O. 1990, c.B.16, s. 185(23).

Idem

(24)           Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders. R.S.O. 1990, c.B.16, s. 185(24).

Appraisers

(25)           The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders. R.S.O. 1990, c.B.16, s. 185(25).

Final order

(26)           The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b). R.S.O. 1990, c.B.16, s. 185(26).

Interest

(27)           The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment. R.S.O. 1990, c.B.16, s. 185(27).

-  -

Where corporation unable to pay

(28)           Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares. R.S.O. 1990, c.B.16, s. 185(28).

Idem

(29)           Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)
retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders. R.S.O. 1990, c.B.16, s. 185(29).

Idem

(30)           A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. R.S.O. 1990, c.B.16, s. 185(30).

Court order

(31)           Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission. 1994, c. 27, s. 71(24).

Commission may appear

(32)           The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation. 1994, c. 27, s. 71(24).

-  -

SCHEDULE 6

FAIRNESS OPINION RELATING TO THE AMALGAMATION

UPDATE AS OF 30 NOVEMBER, 2009

TO THE FAIRNESS OPINION AS AT 26 JANUARY 2009

ON THE ACQUISITION THROUGH AMALGAMATION

OF ALL THE SHARES OF

GENTERRA INC.

BY

CONSOLIDATED MERCANTILE INCORPORATED

TO FORM

GENTERRA CAPITAL INC.

11 December, 2009

-  -

11 December 2009

The Independent Committee of
The Board of Directors
Consolidated Mercantile Incorporated
106 Avenue Road
Toronto ON M5R 2H3

And

The Independent Committee of
The Board of Directors
Genterra Inc.
106 Avenue Road
Toronto ON M5R 2H3

Gentlemen,

You have asked Corporate Valuation Services Limited (“CVS”) to update you as to the “fairness from a financial point of view” as at 30 November (the “Valuation Date”) to the minority shareholders of the terms of the acquisition of all the Shares of Genterra Inc. (“Genterra”) by Consolidated Mercantile Incorporated (“CMI”), through their amalgamation to form Genterra Capital Inc. (“Amalco”).

Proposed Terms
For each of the following shares of a predecessor	Shares of Amalco to be received
1 CMI Common	1 Common
1 Genterra Class A Series 1 Preference	1 Class A Preference
1 Genterra Class B Preference	1 Class B Preference
3.6 Genterra Common	1 Common

The terms of the Genterra Preference shares are:

Class A, issuable in series - Series 1 – non-voting, non-participating, redeemable & retractable at $15.00 per share, annual 8% [$1.20] cumulative dividends; each is convertible into either (i) 20 Common Shares [at $0.75] or (ii) 300 Class B Preference Shares [$0.05].

CORPORATE VALUATION SERVICES LIMITED PAGE 1

CONSOLIDATED MERCANTILE and GENTERRAFAIRNESS OPINION

Class B – non-voting, non-participating, redeemable at $0.05 per share, annual $0.0024 [4.8%] non- cumulative dividends.

The terms and conditions of the Class A Preference Shares and the Class B Preference Shares of Amalco will be identical to those of the comparable shares of Genterra adjusted for the exchange ratios.

Relationships Between the Companies

The companies are closely linked:

	CMI	Genterra
Stan Abramowitz	Director/Secretary	Director/Secretary
Alan Kornblum	-	Director
Fred A. Litwin Mark I. Litwin	Director/President -	Director/President
Mark E. Dawber	Director	Director
Ian Dalrymple	Director	-
Sol D. Nayman	Director	Director

Mr. Mark I. Litwin is the son of Mr. Fred A. Litwin. Entities controlled by Mr. Fred A. Litwin and his family own securities representing 58% of the common equity of CMI and 51% of that of Genterra.

Business of Genterra

Genterra is a real estate holding and management company that directly, and through subsidiaries, owns five buildings in Ontario, with a total of 743,000 Square Feet ("SF"), of which 430,000 SF is industrial and the remaining 313,000 SF is commercial. The industrial space is leased to a related entity, The Cambridge Towel Corporation, a manufacturer of textiles.

Business of CMI

CMI is a management holding company. Until December 2007, it had major interests in two operating companies as follows:

1.	22.15% of Polyair Inter Pack Inc., a manufacturer of protective packaging products; this was sold privately on December 31, 2007; and

CORPORATE VALUATION SERVICES LIMITED PAGE 2

CONSOLIDATED MERCANTILE and GENTERRAFAIRNESS OPINION

2.
50.33% of Distinctive Designs Furniture Inc., a manufacturer and importer of upholstered furniture. This investment, together with the debt owed by Distinctive to CMI, was sold to the other major shareholder on December 28, 2007.

The disposal of the two operating investments was intended to allow CMI to utilize its financial and management resources in long-term strategic acquisitions with potential for future growth. In the interim, CMI has invested a portion of its working capital in relatively short-term, income producing assets.

Relative Values

On 30 November 2009, HJF Financial Inc., chartered Business Valuators, issued an update as of the Valuation Date, of the “Comprehensive Valuation of the Shares of Consolidated Mercantile Incorporated as at December 31, 2008” and previously updated to 31 August 2009; both the Formal Valuation and the updates were prepared under Multilateral Instrument 61-101 (the “Rule”). The final determination at the Valuation Dates is a Fair Market Value of $16,326,867 for the 5,076,407 issued and outstanding common shares of CMI, is $3.22 each.

The definition of Fair Market Value under the Rule is:

"The monetary consideration, that, in an open and unrestricted market, an informed and prudent buyer would pay to an informed and prudent seller, each acting at arm's length with the offer and under no compulsion to act, expressed in terms of money or money's worth, without taking into account any discounts for lack of marketability or absence of control and other factors required under the Rule."

On 9 September 2009, CVS issued an update, as at 31 August 2009, using unaudited Financial Statements as at 30 June 2009, of its Formal Valuation, also under the Rule, setting out an “Estimate of Fair Market Value of all the Shares of Genterra, as at 31 December 2008”. On 11 December 2009, we issued a letter to the Special Committee of the Board of Directors of Genterra which confirmed that the Fair Market Value of all the Shares of Genterra was the same at the Valuation Date, as that set out in the update as at 31 August 2009.

Our conclusions remain as follows:

Share Capital	Number	Redemption	Book	Fair Market	FMV
	of Shares	Amount	Equity	Value	Per Share
Class A Preference	326,000	$15.00	5,284,415	5,382,215	$16.510
Class B Preference	26,274,918	$0.05	2,150,684	1,313,746	$0.050
Common	19,339,211		13,919,974	19,269,694	$0.996
			21,355,073	25,965,655

The total was rounded to $25,965,000. Each of the 326,000 Genterra Class A Preference Shares is convertible into 20 common shares at an efffective price of $0.8255 per common share. Such conversion would require the issuance of 6,520,000 new common shares, a 33.7% increase, giving them a fully diluted Fair Market Value of $0.95 (rounded) each. This represents a 15.5% gain for the Class A and a 4.3% dilution for the existing common shares.
Per Diluted Common Share	Exchange	Number	Fair Market	FMV
	Ratio	of Shares	Value	Per Share	Dilution
Class A Preference	20	6,520,000	5,382,215	$0.825	15.5%
Common	1	19,339,211	19,269,694	$0.996	-4.3%
Diluted		25,859,211	24,651,909	$0.953

CORPORATE VALUATION SERVICES LIMITED PAGE 3

CONSOLIDATED MERCANTILE and GENTERRAFAIRNESS OPINION

Benefits of the Amalgamation

The Directors of both Genterra and CMI believe that the Amalgamation should result in an enhancement of shareholders’ values. They expect this to occur for the following qualitative reasons:

(a)	Both firms are engaged in similar investment and management endeavours;
(b)	The Companies have management and several directors in common;
(c)	Control of both ultimately rests with Fred A. Litwin and his family, hence the formation of Amalco will simplify the corporate structure;
(d)	Amalco will be a larger entity with more varied assets, a greater equity and income base and increased opportunities for future growth;
(e)	The combined corporation is expected to have a larger public float which should result in increased market liquidity for its shareholders;
(f)	Amalco will benefit from increased efficiency and reduced costs as a result of only one set of administrative, overhead and accounting facilities as well as ongoing public company expenses.

CVS believes that the quantitative benefits will have a favourable impact on Amalco’s results for the fiscal year ending in 2011, as those for fiscal 2010 will be affected by the various costs relating to the transaction.

Exchange Ratios

The relative fully diluted Fair Market Values of the common shares ($3.22 for CMI and $0.95 for Genterra) indicate an exchange ratio of 1.0 Amalco common share for each CMI common share and 3.39 Genterra common shares for each Amalco common share. However certain other factors need to be considered.

CMI

The bulk of the CMI assets (96%) are either cash, equivalents or easily convertible into cash. This gives the CMI portfolio two characteristics at the Valuation Date. The first is CMI has lower risk than that of Genterra, which is substantially invested in commercial real estate. The second is minimal potential returns as the yield at the Valuation Date was 0.24% for 3-month Treasury Bills.

Genterra

The real estate appraisals underlying the Fair Market Value of the Genterra shares took place during May 2009 when liquidity in the ICI (Industrial, Commercial and Investment) real estate market was substantially less than a year before while the situation at the Valuation Date was better. They reflected reductions in the Fair Market Value (as defined) of the Genterra properties from the summer of 2008. However a small premium for the CMI shares over the relative Fair Market Values to reflect the lower risks and return of its portfolio still seems appropriate.

Conclusion

The directors of CMI and Genterra have determined that it is in the best interest of all shareholders to reduce the number of Amalco common shares to be issued by establishing their value as equivalent to that of a CMI common share. Accordingly, each CMI common share will be exchanged for one Amalco common share, as will each 3.6 Genterra common shares. This does not change the relative valuations of CMI and Genterra, but the directors believe that the lesser number of issued Amalco common shares will enhance their prospects for an increased trading price and compliance with market listing requirements.

CORPORATE VALUATION SERVICES LIMITED PAGE 4

CONSOLIDATED MERCANTILE and GENTERRAFAIRNESS OPINION

In our view, based on 31 August 2009 updates to the CMI and Genterra valuations, the exchange of 1 Amalco common shares for each CMI common share and 1 Amalco common share for each 3.6 Genterra common shares, the ratios selected by the Directors of Genterra and CMI, are fair, from a financial point of view, to the minority shareholders of both companies; they give rise to the following results:

Per Amalco Common Share	Exchange		Number	FMV	FMV	Premium
	Ratio		of Shares	Equity	per Share	(Discount)
CMI	1.0 for	1.0	5,076,407	16,286,401	$3.208	4.1%
Genterra fully diluted	1.0 for	3.6	7,183,114	24,651,909	$3.432	-2.7%
Amalco			12,259,521	40,938,310	$3.339

The ratios result in a minor dilution (2.6%) for Genterra shareholders and a small (3.9%) premium for those of CMI, to reflect their lesser risk.

Stock Market Trading

CMI is listed on the Toronto Stock Exchange (TSX) under the symbol CMI, while Genterra trades on the TSX Venture Exchange as GIC. Values for the common shares of CMI and Genterra were obtained by two independent approaches, the Adjusted Book Value and the Transaction Based Value, reflecting average prices from stock trading. For this Fairness Opinion, CVS has relied on the fully diluted Adjusted Book Values, as the shares of both companies trade at significant discounts to their Adjusted Book Values. CMI’s discount (recent trading price $2.45) is 24%, which is in the middle of the range for a marketable non-controlling interest. For Genterra (recent trading price $0.65), the discount is slightly higher at 32%.

Canadians prefer direct real estate investments, or, if liquidity is important, via flow-through vehicles such as Real Estate Investment Trusts, rather than indirect holdings through real estate holding companies, such as Genterra. For this reason, according to stock market analysts, widely held shares of real estate investment firms normally trade at significant discounts from their underlying Adjusted Book Values. In times of financial stress, such as the Valuation Date, the discount will be greater. For Genterra, the 37% discount includes not only that from a minority interest, but also one relating to its principle activity of real estate ownership.

CORPORATE VALUATION SERVICES LIMITED PAGE 5

CONSOLIDATED MERCANTILE and GENTERRAFAIRNESS OPINION

Conclusion

The directors of CMI and Genterra have agreed on the following exchange ratios:

For each of the following shares	Shares of Amalco
1 CMI Common	1 Common
1 Genterra Class A Series 1 Preference	1 Class A Preference
1 Genterra Class B Preference	1 Class B Preference
3.6 Genterra Common	1 Common

In our opinion, the ratios set out above are fair from a financial point of view, to the shareholders of both Consolidated Mercantile Incorporated and Genterra Inc.

The purpose of this Fairness Opinion is to supply information to the Directors and shareholders of both Genterra and CMI in considering and approving the acquisition, through amalgamation, of all the Shares of Genterra by CMI.

Should you require additional information about our conclusion, or have any questions or comments relating to this Fairness Opinion, please do not hesitate to get in touch with us.

Yours very truly,
CORPORATE VALUATION SERVICES LIMITED
Per

James P. Catty, MA, CA•CBV, CPA/ABV, CFA, CVA, CFE.
President

CORPORATE VALUATION SERVICES LIMITED PAGE 6